Exhibit 99.3

TABLE OF CONTENTS

Company Overview	2
Letter from the CEO	5
Corporate Profile	6
Investment Highlights	7
Fleet Profile	8
2025 Review	10
Financial Highlights	11
Container Trade Highway	13
Corporate Directory	15

2

CAPE KORTIA

COMPANY OVERVIEW

HISTORY

1975

After 20 years of sailing experience on merchant ships, Capt. Vasileios Konstantakopoulos establishes Costamare Group and acquires the first 2,000 ton general cargo ship.

1980s

The first Greek company to enter the container market. Costamare purchases its first five containerships.

1992

Costamare becomes a dedicated containership owner/operator.

1998

Management passes on to Mr. Konstantinos V. Konstantakopoulos.

2010

Costamare successfully completes its initial public offering, on NYSE, raising $160mn (NYSE: CMRE).

2011

Costamare embarks on a $1.2bn fleet renewal program acquiring 17 S/H vessels and contracting 10 N/Bs.

2012

Costamare successfully completes follow-on common equity offerings, raising $204mm.

SNAPSHOT

Long track record of **52+** years

Total Assets (March 31, 2026) of **$3.9BN**

Contracted Container(1) Revenues of **$6.2BN**

No forced equity dilutions caused by liquidity stress

Leading independent containership(2) owner of **93** vessels with total capacity of **672K** TEU(4)

High growth potential; Liquidity of **$644MN**(3)

Proven access to bank debt and lease financing.

(1) Total contracted revenues of our containerships as of April 28, 2026. The post-delivery charter rates for 16 of our newbuilings are denominated in a currency other than US dollars and the amounts presented herein reflect the exchange rate as of April 28, 2026 and are shown for presentation purposes only.
(2) Source: Alphaliner June 2026 monthly report.
(3) Including short-term investments in U.S. Treasury Bills amounting to $19.4 million as of March 31, 2026.
(4) Including two vessels we have agreed to sell and 22 newbuild vessels under construction.

3

2013
Preferred shares offering raising $50mm.
2014-2018
Three preferred shares offerings raising $315mm total.
Two follow-on common equity offerings raising $168mm total.

2013-2018

2021-2023

Issuance of the first Corporate Shipping Bond in the Greek Capital Markets (by its subsidiary Costamare Participations Plc), raising €100 million with a low coupon rate.

Re-entry into dry bulk sector at an opportune time in the cycle with the purchase of 46 vessels. Establishment of Costamare Bulkers Inc., a dry bulk operating platform.

Investment in Neptune Maritime Leasing, a leasing platform providing flexible financing solutions to shipowners.

2024

Full redemption of Series E Preferred Stock.

Prepaid in full the Corporate Shipping Bond issued in 2021.

2025

Costamare Inc. completes the spin-off of its dry bulk business.

Costamare Bulkers Holdings Limited ("NYSE: CMDB") becomes a standalone company with an owned dry bulk fleet of 38 vessels and a dry bulk operating platform (CBI).

Costamare orders six newbuild vessels of 3,100 TEU each, chartered for 8 years with a leading liner company and expected to be delivered in 2027 and 2028.

Uninterrupted dividend payments since going public – **never** suspended dividends due to financing restrictions

Future Growth
22 vessels on order,
141,400 TEU
Backed by long term charters contributing incremental contracted revenues of over **$3BN**

Lease Financing Platform - Neptune Maritime
Financing of **52**[(4)] shipping assets through sale and lease-back transactions.

Strong support by sponsor family
64%
ownership with
$164MN
reinvested dividends to date[(5)]

(4) As of April 28, 2026. Including shipping assets on a commitment status basis.
(5) As of April 28, 2026.

5

LETTER FROM THE CEO

Dear Fellow Shareholders,

2025 was a milestone year for Costamare. On May 6, 2025, we completed the spin-off of our dry bulk business into Costamare Bulkers Holdings Limited, a standalone public company.

The separation unlocks value and better positions the two listed companies to pursue distinct operating and strategic initiatives in the containership and dry bulk sectors. Following the spin-off, Costamare Inc. remains a dedicated containership owner and the controlling shareholder of Neptune Maritime Leasing Limited.

For the year ended December 31, 2025, we generated Adjusted Net Income from Continuing operations available to common stockholders[(1)(2)] of $375.6 million, or $3.12 per share, and ended the year with total liquidity of $589.6 million[(3)].

The containership charter market remained strong throughout the year. Despite volatile trade policy and geopolitical uncertainty, global container trade demand grew by approximately 4.5%, while the idle fleet was at 1.9% of the total fleet at the end of 2025, with the continued shortage of open tonnage keeping charter rates at healthy levels.

We capitalized on this strength by chartering our fleet forward for longer periods and securing long-term cash flows from high-quality counterparties. Additionally, in line with our strategy of renewing the fleet and growing the business prudently, as of April 28th, 2026, we have ordered a total of 22 newbuildings and agreed to acquire two secondhand containerships. All vessels including newbuildings have secured employment, while all newbuildings have secured pre and post-delivery financing[(4)].

With the addition of these newbuildings and secondhand vessels, total contracted revenues for the containership fleet have reached approximately $6.2 billion, with a TEU-weighted remaining time charter duration of 6.1 years, while fleet employment cover stands at 97% and 94% for 2026 and 2027, respectively[(4)].

We increased our investment commitment to Neptune Maritime Leasing, in which we hold a controlling interest, to $247.8 million, of which $182.2 million has been invested to date, while the platform comprised of 52 shipping assets funded or on a commitment status basis, representing total investments and commitments of more than $675 million[(4)].

We maintain a prudent and balanced approach to capital allocation, focusing on the disciplined growth of our business and a consistent return of capital to our shareholders. Reflecting the Company's increased future cash flows, profitability and visibility, management has recommended to the Board of Directors an increase in the quarterly dividend from $0.115 to $0.125 per common share, beginning with the second quarter of 2026.

Following the transformation of 2025, we will continue to seek opportunities to grow our containership and lease financing businesses prudently, while strengthening our balance sheet for the long-term benefit of our shareholders.

Finally, members of the founding family, in the aggregate, own about 64%[(4)] of our common stock.

Thank you for your interest and support.

Sincerely,

Konstantinos V. Konstantakopoulos

Chairman & CEO

(1) The financial results for the year ended December 31, 2025 reflect the spin-off of Costamare's dry bulk business (consisting of Costamare's dry bulk owned fleet and its dry bulk operating platform, Costamare Bulkers Inc. ("CBI")) into a standalone public company, which was completed on May 6, 2025. Accordingly, the results of the dry bulk business are presented as discontinued operations for all periods shown.
(2) Non-GAAP measure; see the reconciliation of Net Income from Continuing operations to Adjusted Net Income from Continuing operations available to common stockholders.
(3) Including $19.3 million of short-term investments in U.S. Treasury Bills.
(4) As of April 28, 2026. The post-delivery charter rates for 16 of our newbuilings are denominated in a currency other than US dollars and the amounts presented herein reflect the exchange rate as of April 28, 2026 and are shown for presentation purposes only.

Market data source: Clarksons Research, January/July 2026.

6

CORPORATE PROFILE

Costamare Inc. is one of the world's leading owners and providers of containerships for charter. The Company has 52 years of history in the international shipping industry and a fleet of 93 containerships, with a total capacity of approximately 672,6000 TEU, including two secondhand containerships that we have agreed to acquire and 22 containerships under construction. The Company participates in a lease financing business.

Our strategy involves time-chartering our containerships to a geographically diverse, financially strong, and loyal group of leading liner companies. We aim to operate our containerships under multi-year time charters, avoiding the impact of seasonal demand variations.

We continuously seek opportunities to create shareholder value by prudently growing all our businesses. Our balanced approach ensures we meet our obligations and reward our stakeholders without limiting potential upside.

Our common shares are listed on the New York Stock Exchange under the symbol "CMRE".

Our Series B Preferred Stock is listed on the New Stock Exchange under the symbol "CMRE PR B".

Our Series C Preferred Stock is listed on the New Stock Exchange under the symbol "CMRE PR C".

Our Series D Preferred Stock is listed on the New Stock Exchange under the symbol "CMRE PR D".

Average Number of Container Vessels & Average Size per Vessel in the Water(1)

Vessels
TEUs
80
70
60
50
40
30
20
10
0
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
4,218
4,624
4,853
5,253
5,591
6,583
6,749
7,238
7,452
7,310
46 53 47 42 48 47 51 58 59 62 68 72 71 70 76 76 70 68 68
2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025
Avg. Number of vsls
Avg. Size per vsls (TEU)

Fleet Profile(1)

(as of April 28, 2026)

Containership Fleet	Capacity (TEU)	Fleet
VLCS	9,000+	35
Post Panamax	5,100-9,000	25
Panamax (Max Beam 32.2m)	3,500-5,100	15
Sub Panamax	2,000-3,500	14
Feeder	up to 2,000	4
Total		**93**

(1) Including 22 newbuildings and two secondhand vessels that we have agreed to acquire.

7

INVESTMENT HIGHLIGHTS

Large, established company with a substantial fleet

- Costamare is one of the leading independent containership owners[1].
- 71 vessels in the water as of April 28, 2026 (including two secondhand vessels that we have agreed to acquire).
- 22 containerships under construction with expected deliveries in 2027-2030.

Strong track record of value creation throughout business cycles

- Maintained profitability and generated positive return on equity over the years, even during the 2008-09 financial crisis.
- Uninterrupted dividend for sixty-two quarters since going public in 2010. Paid in total $996.4 million in dividends since going public.

Strong, visible & growing cash flows

- Total of USD $6.2 billion of Contracted Revenues[(2),(3),(4)] with a remaining time charter average (weighted by TEU) duration of approximately 6.1 years as of April 28th, 2026.
- Approximately 62% of loan portfolio is fully hedged from floating interest rates to fixed interest rates (excluding NML loans).
- Smooth amortization schedule for outstanding indebtedness .

High quality customers

- Long-term relationships with top tier liner companies, several of which have been maintained for over 20 years.

Strong balance sheet

- Low leverage combined with a smooth amortization schedule minimizes re-financing risk.
- No significant debt maturities until 2027.

Experienced management team

- Led the company safely through the challenges including the global financial crisis in 2008-09 avoiding any bank covenant breaches or defaults while at the same time growing the company's assets and cash flows.

Containership Contracted Revenues as of April 28, 2026[(2),(3),(4)]

4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2026
2027
2028
2029
2030 and thereafter
Contracted Revenues, in million U.S. Dollars

Containership Contracted Revenue Contribution All Vessels[(2),(3),(4)]

1%
ZIM
Non-disclosed Charterers
29%
46%
COSCO SHIPPING
YANG MING
4%
CMA CGM
1%
MAERSK
1%
12%
OOCL
1%
ONE
2%
msc
3%
EVERGREEN

Client Relations

Top 15 Global Liner Companies

MSC *
APM-Maersk *
CMA *
COSCO *
Hapag-Lloyd *
ONE *
Evergreen Line *
HMM
Yang *
ZIM *
Wan
PIL
X-Press Feeders
SITC
KMTC
0
1,000,000
2,000,000
3,000,000
4,000,000
5,000,000
6,000,000
7,000,000
8,000,000
9,000,000
TEU's
* Current Costamare Charterers
Owned
Chartered-in
Orderbook

Source: Alphaliner June 2026

(1) Source: Alphaliner June 2026 monthly report, excluding Liner Companies and newbuildings.
(2) Based on contracted revenues as of April 28, 2026. The post-delivery charter rates for 16 of our newbuilings are denominated in a currency other than US dollars and the amounts presented herein reflect the exchange rate as of April 28, 2026 and are shown for presentation purposes only.
(3) Assumes earliest re-delivery dates after giving effect to the exercise of any owners' extension options.
(4) Includes 22 vessels under construction and two vessels we have agreed to acquire.

8

FLEET PROFILE

(as of April 28, 2026)

Vessel Name	Charterer	Year Built	Capacity (TEU)
TRITON	Evergreen/(*)	2016	14,424
TITAN	Evergreen/(*)	2016	14,424
TALOS	Evergreen/(*)	2016	14,424
TAURUS	Evergreen/(*)	2016	14,424
THESEUS	Evergreen/(*)	2016	14,424
YM TRIUMPH	Yang Ming	2020	12,690
YM TRUTH	Yang Ming	2020	12,690
YM TOTALITY	Yang Ming	2020	12,690
YM TARGET	Yang Ming	2021	12,690
YM TIPTOP	Yang Ming	2021	12,690
CAPE AKRITAS	MSC	2016	11,010
CAPE TAINARO	MSC	2017	11,010
CAPE KORTIA	MSC	2017	11,010
CAPE SOUNIO	MSC	2017	11,010
CAPE ARTEMISIO	MSC	2017	11,010
SHANGHAI	COSCO	2006	9,469
YANTIAN I	COSCO	2006	9,469
YANTIAN	COSCO/(*)	2006	9,469
COSCO HELLAS	COSCO/(*)	2006	9,469
BEIJING	COSCO/(*)	2006	9,469
MSC AZOV	MSC/(*)	2014	9,403
MSC AMALFI	MSC/(*)	2014	9,403
MSC AJACCIO	MSC/(*)	2014	9,403
MSC ATHENS	MSC	2013	8,827
MSC ATHOS	MSC	2013	8,827
VALOR	MSC	2013	8,827
VALUE	MSC	2013	8,827
VALIANT	MSC	2013	8,827
VALENCE	MSC	2013	8,827
VANTAGE	MSC	2013	8,827
NAVARINO	MSC	2010	8,531
KLEVEN	MSC/(*)	1996	8,044
KOTKA	MSC/(*)	1996	8,044
KOWLOON	MSC	2005	7,471
KURE	MSC/(*)	1996	7,403
METHONI	Maersk/(*)	2003	6,724

Vessel Name	Charterer	Year Built	Capacity (TEU)
PORTO CHELI	Maersk/(*)	2001	6,712
TAMPA I	COSCO	2000	6,648
ZIM VIETNAM	ZIM	2003	6,644
ZIM AMERICA	ZIM	2003	6,644
MAERSK PUELO	Maersk	2006	6,541
ARIES	ONE	2004	6,492
ARGUS	ONE	2004	6,492
PORTO KAGIO	Maersk	2002	5,908
GLEN CANYON	OOCL	2006	5,642
NEW ACQUISITION No1	(*)	2001	5,610
NEW ACQUISITION No2	(*)	2001	5,610
PORTO GERMENO	Maersk	2002	5,570
LEONIDIO	Maersk/(*)	2014	4,957
KYPARISSIA	Maersk/(*)	2014	4,957
MEGALOPOLIS	Maersk/(*)	2013	4,957
MARATHOPOLIS	Maersk/(*)	2013	4,957
GIALOVA	ONE	2009	4,578
DYROS	Maersk/(*)	2008	4,578
NORFOLK	OOCL	2009	4,259
VULPECULA	ZIM	2010	4,258
VOLANS	COSCO	2010	4,258
VIRGO	Maersk/(*)	2009	4,258
VELA	ZIM	2009	4,258
ANDROUSA	OOCL/(*)	2010	4,256
NEOKASTRO	CMA CGM	2011	4,178
ULSAN	Maersk/(*)	2002	4,132
POLAR BRASIL	Maersk	2018	3,800
LAKONIA	COSCO	2004	2,586
SCORPIUS	Maersk	2007	2,572
ETOILE	MSC/(*)	2005	2,556
AREOPOLIS	COSCO	2000	2,474
ARKADIA	Evergreen/(*)	2001	1,550
MICHIGAN	MSC	2008	1,300
TRADER	MSC/(*)	2008	1,300
LUEBECK	MSC/(*)	2001	1,078

(*) Denotes charterer's identity, which is treated as confidential.

9

NEWBUILDS

Vessel Name	Charterer	Capacity (TEU)	Expected Delivery (**)
Newbuilding 1	COSCO	9,200	Q3 2028
Newbuilding 2	COSCO	9,200	Q3 2028
Newbuilding 3	COSCO	9,200	Q4 2028
Newbuilding 4	COSCO	9,200	Q4 2028
Newbuilding 5	COSCO	9,200	Q1 2029
Newbuilding 6	COSCO	9,200	Q2 2029
Newbuilding 7	COSCO	9,200	Q2 2029
Newbuilding 8	COSCO	9,200	Q3 2029
Newbuilding 9	COSCO	9,200	Q4 2029
Newbuilding 10	COSCO	9,200	Q4 2029
Newbuilding 11	COSCO	9,200	Q1 2030
Newbuilding 12	COSCO	9,200	Q2 2030
Newbuilding 13	(*)	3,100	Q2 2027
Newbuilding 14	(*)	3,100	Q3 2027
Newbuilding 15	(*)	3,100	Q4 2027
Newbuilding 16	COSCO	3,100	Q4 2027
Newbuilding 17	(*)	3,100	Q4 2027
Newbuilding 18	(*)	3,100	Q1 2028
Newbuilding 19	(*)	3,100	Q1 2028
Newbuilding 20	COSCO	3,100	Q2 2028
Newbuilding 21	COSCO	3,100	Q3 2028
Newbuilding 22	COSCO	3,100	Q4 2028

(*) Denotes charterer's identity, which is treated as confidential.
(**) Based on the shipbuilding contract, subject to change.

10

2025 REVIEW

2025 was an important year for Costamare.

On May 6, 2025, we completed the spin-off of our dry bulk business – our owned dry bulk fleet together with our dry bulk operating platform, Costamare Bulkers Inc. – into Costamare Bulkers Holdings Limited, a standalone public company.

Accordingly, the results of the dry bulk business are presented as discontinued operations and Costamare enters 2026 as a dedicated containership owner with a growing lease financing platform. The differences in reporting periods should be taken into account when evaluating the results of discontinued operations between periods[(1)].

For the twelve months ended December 31, 2025, Adjusted Net Income from Continuing operations available to common stockholders[(2)] amounted to $375.6 million, or $3.12 per share. Voyage revenue was $846.7 million.

Income from our investments in leaseback vessels rose by 30.5% to $31.2 million, reflecting the increased volume of Neptune Maritime Leasing's operations.

We continued to operate the fleet efficiently, with low unscheduled off-hire days. Container fleet utilization remained robust at 99.6%[(3)] for 2025, excluding scheduled dry-dockings. The fleet's average daily operating expenses per vessel were $6,516, up by 2.7% year over year[((1), (7)].

As of December 31, 2025, our liquidity stood at $589.6 million[(4)], and the Company had no significant debt maturities until 2027.

Costamare remained committed to rewarding its stockholders, declaring a dividend of $0.115 per common share in each quarter of 2025 and maintaining its uninterrupted record of dividend payments since going public in November 2010.

The global economy demonstrated resilience, expanding by 3.2% in 2025 despite heightened trade policy uncertainty. China grew by around 5.0%, as Chinese exporters redirected goods to new markets in response to higher U.S. tariffs. Despite the volatile policy environment, global activity remained stable. However, significant uncertainty persists, in light of ongoing geopolitical tensions, the situation in the Middle East and the Red Sea and the conflict between Russia and Ukraine.

Throughout the year, global container demand increased by 4.7% in TEU-mile terms, with seaborne container volumes rising by approximately 4.5%. Additionally, Red Sea rerouting continued to lend demand support, currently adding around 11% to average haul, as vessels were required to navigate around the Cape of Good Hope.

The supply of containerships grew by approximately 7.0%, mainly due to the continued delivery of newbuild vessels and historically low demolition activity, with only 11 vessels sold for recycling during the year – the lowest level since 2005. New orders for containerships amounted to a record 4.8 million TEU for the year, resulting in an orderbook that reached 34% of the total fleet at the end of December 2025, with approximately 74% of these orders consisting of vessels larger than 8,000 TEU.

Liner freight rates eased from the exceptional levels of 2024, with average spot rates (SCFI Index) around 37% lower year over year.

However, with the shortage of available tonnage, liner companies continued to charter vessels well in advance, as fleet utilization remained close to 100%, with the commercially idle fleet at relatively low levels. Consequently, time charter rates for independent vessel owners[(5)] increased on average by approximately 39%, while second-hand vessel prices rose by around 14%[(6)].

Our commitment to prioritizing the safety and well-being of our seafarers and shore-based employees remains steadfast as we strive to meet the expectations of our customers.

(1) The financial results for the year ended December 31, 2025 reflect the spin-off of Costamare's dry bulk business (consisting of Costamare's dry bulk owned fleet and its dry bulk operating platform, Costamare Bulkers Inc. ("CBI")) into a standalone public company, which was completed on May 6, 2025. Accordingly, the results of the dry bulk business are presented as discontinued operations for all periods shown.
(2) Non-GAAP measure; see the reconciliation of Net Income from Continuing operations to Adjusted Net Income from Continuing operations available to common stockholders.
(3) Please refer to our 2025 20-F filing for additional detail regarding the calculation of Utilization.
(4) Including $19.3 million of short-term investments in U.S. Treasury Bills.
(5) Clarksons Containership T/C Rate Index.
(6) Clarksons Secondhand Cont'ship Index.
(7) Vessels that are part of continuing operations.

Market data source: Clarksons Research, January/July 2026.

11

FINANCIAL HIGHLIGHTS - CONTINUING **OPERATIONS**

Income Statement*	2024	2025
Total revenues	888,492	877,900
Net Income from Continuing operations	407,343	396,547
Net Income from Continuing operations available to common stockholders	375,200	370,989
Adjusted Net Income from Continuing operations available to common stockholders(1)	386,274	375,616
Adjusted EPS from Continuing operations (1)	3.24	3.12

Balance Sheet*	2024	2025
Total Assets	5,148,687	3,862,662
Total Liabilities	2,577,628	1,703,706
Stockholders' Equity	2,571,059	2,158,956

Fleet Details	2024	2025
Average Number of Container Vessels	68.0	68.3
Average TEU Capacity Containers	512,989	499,240

Total revenues*

888,492
877,900
1,000,000
900,000
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
2024
2025

Adjusted Net Income from Continuing operations available to common stockholders(1), (2), *

386,274
375,616
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
2024
2025

Stockholders' Equity*

2,571,059
2,158,956
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
2024
2025

* Expressed in thousands of U.S. Dollars, except share and per share data.
(1) Non-GAAP item, see page 12 for reconciliation.
(2) The spin-off of Costamare's dry bulk business into a standalone company was completed on May 6, 2025. For all periods presented, the figures above represent results from continuing operations. Historical comparative periods have been adjusted accordingly.

12

Reconciliation of Net Income from Continuing operations to Adjusted Net Income from Continuing operations available to common stockholders and Adjusted Earnings per Share from Continuing operations

Expressed in thousands of U.S. Dollars, except share and per share data	2024	2025
Net Income from Continuing operations	**407,343**	**396,547**
Earnings allocated to Preferred Stock	-23,546	-20,920
Deemed dividend of Series E Preferred Stock	-5,343	0
Non-Controlling Interest	-3,254	-4,638
Net income from Continuing operations available to common stockholders	**375,200**	**370,989**
Accrued charter revenue	-5,903	2,968
Realized Gain on EURO/ USD forward contracts (1)	-687	-1,752
(Gain) / Loss on derivative instruments (1)	5,931	-1,871
Non-recurring, non-cash write-off of loan deferred financing costs	0	2,295
General and administrative expenses - non cash component	8,427	6,979
Amortization of time-charter assumed	-470	130
Amortization of deferred revenue	0	-4,122
Other non-cash items	3,776	0
Adjusted Net Income from Continuing operations available to common stockholders	**386,274**	**375,616**
Weighted average number of Shares	119,299,405	120,198,853
Adjusted Earnings per Share from Continuing operations	**3.24**	**3.12**

Adjusted Net Income from Continuing operations available to common stockholders and Adjusted Earnings per Share from Continuing operations represent Net Income from Continuing operations after earnings allocated to preferred stock, deemed dividend of Series E Preferred Stock and Non-Controlling Interest, but before non-cash "Accrued charter revenue" recorded under charters with escalating or descending charter rates, amortization of time-charter assumed, amortization of deferred revenue, realized gain on Euro/USD forward contracts, non-recurring, non-cash write-off of loan deferred financing costs, general and administrative expenses - non-cash component, non-cash changes in fair value of derivatives and other non-cash items."Accrued charter revenue" is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income from Continuing operations available to common stockholders and Adjusted Earnings per Share from Continuing operations are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income from Continuing operations available to common stockholders and Adjusted Earnings per Share from Continuing operations are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income from Continuing operations available to common stockholders and Adjusted Earnings per Share from Continuing operations are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income from Continuing operations available to common stockholders and Adjusted Earnings per Share from Continuing operations are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income from Continuing operations available to common stockholders and Adjusted Earnings per Share from Continuing operations generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income from Continuing operations available to common stockholders and Adjusted Earnings per Share from Continuing operations, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income from Continuing operations available to common stockholders and Adjusted Earnings per Share from Continuing operations should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting Net Income from Continuing operations available to common stockholders are reflected as deductions to Adjusted Net Income from Continuing operations available to common stockholders. Charges negatively impacting Net Income from Continuing operations available to common stockholders are reflected as increases to Adjusted Net Income from Continuing operations available to common stockholders.
The spin-off of Costamare's dry bulk business into a standalone company was completed on May 6, 2025. For all periods presented, the figures above represent results from continuing operations.

13

CONTAINER TRADE HIGHWAY

Far East - Europe
26.3m TEU
Europe – N.Am
8.1m TEU
Transpacific
29.5m TEU
Transpacific
29.5m TEU
Intra FE
71.1m TEU
M. East / Indian SC
26.5m TEU
Africa Related
14.2m TEU
Lat. America
20.0m TEU
Oceania
6.7m TEU

Total East - West

TEU (million)
2014-2025 CAGR 2.4%
100
90
80
70
60
50
40
30
20
10
0
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026(f)
Total Mainlane
Non-ML E-W

Total North - South

TEU (million)
2014-2025 CAGR 3.0%
45
40
35
30
25
20
15
10
5
0
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026(f)
Total Latin American N-S
Total Africa N-S
Total Oceania N-S

Total Intra Regional & Other

TEU (million)
2014-2025 CAGR 3.2%
120
100
80
60
40
20
0
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026(f)
Intra Asia
Other Trades

Source: Clarksons, July 2026

Container shipping routes can be divided primarily into three main groups: (a) East-West trades, linking major industrial and consumption centers of North America, Europe and Asia; (b) North-South trades, linking production and consumption centers of Europe, Asia and North America with developing countries in the Southern Hemisphere; and (c) intra-regional trades operating on shorter routes.

Our high quality fleet, with vessels of various sizes, including feeder, Panamax and Post-Panamax containerships, serves the requirements of our charterers on short, medium and long haul routes across all three of these geographical trade routes.

15

CORPORATE DIRECTORY

Board of Directors and Management

Konstantinos V. Konstantakopoulos
Chairman and Chief Executive Officer

Gregory G. Zikos
Chief Financial Officer and Director

Konstantinos Zacharatos
Director

Vagn Lehd Møller
Director

Charlotte Stratos
Director

Anastassios Gabrielides
General Counsel and Secretary

Corporate Office

COSTAMARE INC.
7 rue du Gabian, MC, 98000, Monaco
Tel: + 377 93 25 09 40
e-mail: generalcounsel@costamare.com

Stock Listing

Costamare's common stock, Series B, Series C and Series D Preferred Stock trade on the New York Stock Exchange under the ticker symbols "CMRE", "CMRE PR B", "CMRE PR C" and "CMRE PR D".

Transfer Agent and Registrar

Equiniti Trust Company, LLC
Operations Center
55 Challenger Road, 2nd Floor
Ridgefield Park, NJ 07660
Tel. +1 718 921 8124

External U.S. Legal Counsel

Sidley Austin LLP
787 Seventh Avenue
New York, NY 10019

Independent Auditors

Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Corporate Website

Information about Costamare's continued development, press releases, presentations and other investor related materials can be accessed through our website at: **www.costamare.com**.

FORWARD-LOOKING STATEMENTS

This Annual Report contains "forward-looking statements." In some cases, you can identify these statements by forward-looking words such as "believe", "intend", "anticipate", "estimate", "project", "forecast", "plan", "potential", "may", "should", "could" and "expect" and similar expressions. These statements are not historical facts but instead represent only Costamare's belief regarding future results or events, many of which, by their nature, are inherently uncertain and outside of Costamare's control. It is possible that actual results and events may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results and events, see the discussion in the Annual Report on Form 20-F (File No. 001-34934) included herewith under the captions "Forward-Looking Statements" and "Risk Factors".

NON-GAAP MEASURES

The Company reports its financial results in accordance with U.S. generally accepted accounting principles (GAAP). However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company's performance. Tables on page 12 set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the last two years. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company's reported results prepared in accordance with GAAP. Non-GAAP financial measures include (i) Adjusted Net Income from Continuing operations available to common stockholders and (ii) Adjusted earnings per share from Continuing operations.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED December 31, 2025
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 001-34934
COSTAMARE INC.
(Exact name of Registrant as specified in its charter)
NOT APPLICABLE
(Translation of Registrant’s name into English)
Republic of The Marshall Islands
(Jurisdiction of incorporation or organization)
7 Rue du Gabian
MC 98000 Monaco
(Address of principal executive offices)
Anastassios Gabrielides, Secretary
7 rue du Gabian
MC 98000 Monaco
Telephone: +377 93 25 09 40 E-mail address: generalcounsel@costamare.com
(Name, Address, Telephone Number and E-mail Address of Company contact person)
SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, $0.0001 par value per share	CMRE	New York Stock Exchange
Preferred stock purchase rights		New York Stock Exchange
Series B Preferred Shares, $0.0001 par value per share	CMRE.PRB	New York Stock Exchange
Series C Preferred Shares, $0.0001 par value per share	CMRE.PRC	New York Stock Exchange
Series D Preferred Shares, $0.0001 par value per share	CMRE.PRD	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None
SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d) OF THE ACT: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
120,583,929 shares of Common Stock
1,970,649 Series B Preferred Stock, $0.0001 par value per share
3,973,135 Series C Preferred Stock, $0.0001 par value per share
3,986,542 Series D Preferred Stock, $0.0001 par value per share
1,200 Series F Preferred Stock, $0.0001 par value per share
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No  ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes  ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒ No  ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.
U.S. GAAP ☒ International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐ Other  ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐ Item 18  ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐ No ☒

i

ABOUT THIS REPORT
In this annual report, unless otherwise indicated:
•
“Costamare”, the “Company”, “we”, “our”, “us” or similar terms are used for convenience to refer to Costamare Inc., or any one or more of its subsidiaries or their predecessors, or to such entities collectively, except that when such terms are used in this annual report in reference to the common stock, the 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (the “Series B Preferred Stock”), the 8.50% Series C Cumulative Redeemable Perpetual Preferred Stock (the “Series C Preferred Stock”), the 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (the “Series D Preferred Stock”), the 8.875% Series E Cumulative Redeemable Perpetual Preferred Stock (the “Series E Preferred Stock”), the Series F Preferred Stock (the “Series F Preferred Stock”) or the context otherwise indicates, they refer specifically to Costamare Inc.;

•
“Listed Preferred Stock” refers to the Series B Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock and the Series E Preferred Stock, and, for the avoidance of doubt, does not include the Series F Preferred Stock;

•	“Costamare Bulkers” refers to Costamare Bulkers Holdings Limited (NYSE: CMDB), a company organized under the laws of the Republic of the Marshall Islands;
•	“CBI” refers to the dry bulk operating platform under Costamare Bulkers Inc., a subsidiary of Costamare Bulkers that is organized under the laws of the Republic of the Marshall Islands;
•	“dry bulk business” refers to both the dry bulk owned fleet and CBI;
•	The “Spin-Off” refers to the spin-off of our dry bulk business into a standalone public company, Costamare Bulkers, by way of a pro rata distribution of Costamare Bulkers shares to our shareholders;
•	currency amounts in this annual report are in U.S. dollars; and
•	all data regarding our fleet and the terms of our charters is as of February 24, 2026.
We use the term “twenty foot equivalent unit” (“TEU”), the international standard measure of containers, in describing the capacity of our containerships.
ii

FORWARD-LOOKING STATEMENTS
All statements in this annual report (and in the documents incorporated by reference herein) that are not statements of historical fact are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. The disclosure and analysis set forth in this annual report includes assumptions, expectations, projections, intentions and beliefs about future events in a number of places, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the United States Securities and Exchange Commission (“SEC”), other information sent to our security holders, and other written materials. We caution that these and other forward-looking statements included in this annual report (and in the documents incorporated by reference herein) represent our estimates and assumptions as of the date of this annual report (and in the documents incorporated by reference herein) or the date on which such oral or written statements are made, as applicable, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results.
Factors that might cause future results to differ include, but are not limited to, the following:
•	general market conditions and shipping industry trends, including charter rates, vessel values and the future supply of, and demand for, containership shipping services;
•	our continued ability to enter into time charters with existing and new customers, and to re-charter on favorable terms our vessels upon the expiry of existing charters;
•	our future financial condition and liquidity, including our ability to make required payments under our credit facilities, and comply with our loan covenants;
•	our ability to finance our capital expenditures, acquisitions and other corporate activities;
•
risks related to our leasing business, including uncertainty related to operating an additional line of business for the Company, as well as exposure to the corresponding financial, counterparty and legal risks;

•	the effects of a possible worldwide economic slowdown;
•	disruption of world trade due to rising protectionism or the breakdown of multilateral trade agreements;
•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;
•	business disruptions and economic uncertainty resulting from epidemics or pandemics;
•	business disruptions due to natural disasters or other disasters outside our control;
•	fluctuations in interest rates and currencies, including the value of the U.S. dollar relative to other currencies;
•	technological advancements in the design, construction and operations of containerships and opportunities for the profitable operations of our vessels;
•	the financial health of our customers, our lenders and other counterparties, and their ability to perform their obligations;
•	potential disruption of shipping routes due to accidents, political events, sanctions, piracy or acts by terrorists and armed conflicts;
•	future, pending or recent acquisitions of vessels or other assets, areas of possible expansion and expected capital spending or operating expenses, including the investments in our leasing business;
•	expectations relating to dividend payments and our ability to make such payments;

•
the availability of existing secondhand vessels or newbuild vessels to purchase, the time that it may take to construct and take delivery of new vessels, and our expectations about the useful lives of our vessels;

•	the availability of key employees and crew, the length and number of off-hire days, dry-docking requirements and fuel and insurance costs;
•	our anticipated general and administrative expenses, including our fees and expenses payable under our management and services agreements, as may be amended from time to time;
•	our ability to leverage to our advantage our managers’ relationships and reputation within the international shipping industry;
•	our ability to maintain long-term relationships with major liner companies;
•
expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as requirements imposed by classification societies and standards demanded by our charterers;

•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach;
•	risks inherent in vessel operation, including perils of the sea, terrorism, piracy and discharge of pollutants;
•	potential liability from current or future litigation;
•	our business strategy and other plans and objectives for future operations; and
•	other factors discussed in “Item 3. Key Information—D. Risk Factors” of this annual report.
We undertake no obligation to update or revise any forward-looking statements contained in this annual report, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

PART I
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.	KEY INFORMATION
A. Reserved.
B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
Risk Factor Summary
Industry Risks
•	Our profitability will be dependent on the level of charter rates in the international shipping industry which are based on macroeconomic factors outside of our control;
•	The market value of our vessels can fluctuate substantially over time, and if these values are low at a time when we are attempting to dispose of a vessel, we could incur a loss;
•
An increase in trade protectionism, the unravelling of multilateral trade agreements and a decrease in the level of China’s export of goods could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows; and

•
Disruptions in global markets from terrorist attacks, regional armed conflicts, general political unrest and the resulting governmental action could have a material adverse impact on our results of operations, financial condition and cash flows.

Risks Inherent in Our Business
•
Delay in the delivery or cancelation of our newbuild vessels on order, any secondhand vessels we may agree to acquire, or any future newbuild vessel orders, could adversely affect our results of operations, financial condition and earnings;

•	We are dependent on our charterers and other counterparties fulfilling their obligations under agreements with us;
•	We may have difficulty properly managing our growth through acquisitions of new or secondhand vessels and we may not realize expected benefits from these acquisitions;
•	Our investment in the leasing business exposes us to financial and counterparty risks, which could adversely affect our business, financial position, results of operations and cash flow;
•	Our managers may be unable to attract and retain qualified, skilled crews on our behalf necessary to operate our business or may pay rising crew wages and other vessel operating costs;
•	Fuel, or bunker, price fluctuations may have an adverse effect on our cash flows, liquidity and our ability to pay dividends to our shareholders;
•	We must make substantial capital expenditures to maintain the operating capacity of our fleet, which may reduce or eliminate the amount of cash available for distribution to our shareholders;

•
The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates and foreign currencies can result in reductions in our shareholders’ equity as well as reductions in our income;

•	We are subject to regulation and liability under environmental and operational safety laws that could require significant expenditures and affect our cash flows and net income;
•	Our business depends upon certain members of our senior management who may not necessarily continue to work for us;
•
Our chairman and chief executive officer has affiliations with our managers and others that could create conflicts of interest between us and our managers or other entities in which he has an interest;

•	Our managers are privately held companies and there is little or no publicly available information about them; and
•
Being active in two lines of business requires management to allocate significant attention and resources, and failure to successfully or efficiently manage each line of business may harm our business and operating results.

Risks Relating to Our Securities
•	The price of our securities may be volatile and future sales of our equity securities could cause the market price of our securities to decline;
•	Holders of Listed Preferred Stock have extremely limited voting rights; and
•
Members of the Konstantakopoulos family are our principal existing shareholders and will effectively be able to control the outcome of matters on which our shareholders are entitled to vote; their interests may be different from yours.

Industry Risks
Our profitability will be dependent on the level of charter rates in the international shipping industry which are based on macroeconomic factors outside of our control. The cyclical nature of the shipping industry may lead to volatile changes in charter rates, which may reduce our revenues and negatively affect our results of operations.
The container shipping industry is both cyclical and volatile in terms of charter rates and profitability. Our profitability is dependent upon the charter rates we are able to charge for our ships. Fluctuations in charter rates result from changes in the supply of and demand for vessel capacity and changes in the supply of and demand for the consumer goods carried by water internationally.
Since the factors affecting the supply of and demand for containerships are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable. A significant decrease in charter rates would adversely affect our profitability and cash flows and could decrease the value of our fleet.
The demand for containerships has generally been influenced by, among other factors:
•	supply of and demand for semi-finished and finished consumer and industrial products shipped in containers;
•	changes in the production of semi-finished and finished consumer and industrial products;
•	the location of regional and global production and manufacturing facilities;
•	the location of consuming regions for semi-finished and finished consumer and industrial products;
•	the globalization of production and manufacturing;
•	global and regional economic and political conditions, including armed conflicts, terrorist activities, sanctions, embargoes, strikes, tariffs and “trade wars”;
•	economic slowdowns caused by public health events such as the coronavirus (“COVID-19”) pandemic or another epidemic;
•	natural disasters, developments and other disruptions in international trade;

•	changes in seaborne and other transportation patterns, including the distance cargo products are transported by sea, competition with other modes of cargo transportation and trade patterns;
•	environmental and other regulatory developments;
•	currency exchange rates; and
•	weather.
Factors that influence the supply of containership vessel capacity include:
•	the availability of financing;
•	the price of steel and other raw materials;
•	the number of newbuilding orders and deliveries, including slippage in deliveries;
•	the cost of newbuildings and the time it takes to construct a newbuild;
•	the number of shipyards and ability of shipyards to deliver vessels;
•	port and canal congestion;
•	scrap prices and the time it takes to scrap a vessel;
•	speed of vessel operation;
•	costs of bunkers and other operating costs;
•	vessel casualties;
•	the efficiency and age profile of the existing containership fleet in the market;
•	the number of vessels that are out of service, namely those that are laid-up, dry-docked, awaiting repairs or otherwise not available for hire;
•	the economics of slow steaming;
•	government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations; and
•	sanctions (in particular, sanctions on Iran, Russia and Venezuela, amongst others).
These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.
Our ability to re-charter our vessels upon the expiration or termination of their current charters and to charter our vessels for which we have not yet secured charters and the charter rates payable under any renewal options or replacement or new charters will depend upon, among other things, the prevailing states of the containership market. If the charter market is depressed when our vessels’ charters expire or when we are otherwise seeking new charters, we may be forced to charter our vessels at reduced or even unprofitable rates, or we may not be able to charter them at all and/or we may be forced to scrap them, which may reduce or eliminate our earnings or make our earnings volatile.
During the year ended December 31, 2025, the Containership Timecharter Rate Index (a per TEU weighted average of six to twelve month time charter rates of 1,000 to 5,000 TEU vessels, and three year time charter rates of 6,800 TEU to 9,000 TEU vessels that is published in the Container Intelligence Monthly, calculated on a monthly basis by Clarksons Research Services Limited (“Clarksons Research”) (based on $/TEU for 1993=100)) increased by 12.6%, from 176.9 points in December 2024 to 199.2 points in December 2025. The increase in charter rates is mainly attributable to moderate fleet growth and sustained demand among tightened supply. Weak or volatile conditions in the containership sector may affect our ability to generate cash flows and maintain liquidity, as well as adversely affect our ability to obtain financing.
According to Clarksons Research, seaborne container trade (in terms of million TEU transported) grew by a compound annual growth rate of 2.7% per annum between 2016 (175.3 million TEU transported) and 2025 (223.4 million TEU transported). During this period, there have been two years, 2020 and 2022, at which seaborne container trade exhibited negative growth rates. More specifically, during 2020, volumes decreased by 1.5% due to the outbreak of COVID-19 and the respective supply chain inefficiencies it caused, whereas in 2022, volumes decreased by 3.6% following an increase of 6.4% in the previous year. Clarksons Research estimates an increase in seaborne container trade from 223.4 million TEU in 2025 to 229.0 million TEU in 2026. Furthermore, according to Clarksons Research, future supply as represented by the containership orderbook as of December 2025 amounted to 33.9% of the existing fleet capacity, higher than the respective percentage of 27.0% a year ago, representing the highest such percentages since 2011. Delivery of the vessels currently under construction may negatively affect time charter rates for both short- and long-term periods unless it coincides with an increase in the demand for seaborne transportation of container boxes.
An oversupply of containership capacity may reduce charter rates and adversely affect our ability to charter our vessels at profitable rates or at all, which could have a material adverse effect on our financial condition and results of operations.
From 2005 through 2010, the containership orderbook was at historically high levels as a percentage of the in-water fleet. The orderbook gradually declined, and by the end of 2020, neared its lowest level of the last twenty years. Since 2021, the orderbook has been on the rise. According to Clarksons Research, as of December 2025, the containership orderbook represented 33.9% of the existing fleet capacity, 65.5% of which was for vessels with carrying capacity in excess of 12,000 TEU. An oversupply of large newbuild vessels and/or re-chartered containership capacity entering the market, combined with any decline in the demand for containerships, may reduce available charter rates and may decrease our ability to charter our containerships when we are seeking new or replacement charters other than for unprofitable or reduced rates, or we may not be able to charter our containerships at all.
Risks inherent in the operation of ocean-going vessels could affect our business and reputation, which could adversely affect our expenses, net income, cash flow and stock price.
The operation of ocean-going vessels carries inherent risks. These risks include the possibility of:
•	marine disaster;
•	piracy or terrorist attacks including the Houthi seizures and attacks on commercial vessels in the Red Sea, the Gulf of Aden, the Persian Gulf and the Arabian Sea;
•	environmental accidents;
•	grounding, fire, explosions and collisions;
•	cargo and property loss or damage;
•	business interruptions caused by mechanical failure, human error, war, terrorism, disease and quarantine, political action in various countries or adverse weather conditions; and
•	work stoppages or other labor problems with crew members serving on our vessels, some of whom are unionized and covered by collective bargaining agreements.
Such occurrences could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, litigation with our employees, customers or third parties, higher insurance rates, and damage to our reputation and customer relationships generally. Although we maintain hull and machinery and war risks insurance, as well as protection and indemnity insurance, which may cover certain risks of loss resulting from such occurrences, our insurance coverage may be subject to caps or not cover such losses, and any of these circumstances or events could increase our costs and lower our revenues. The involvement of our vessels in an environmental disaster may harm our reputation as a safe and reliable vessel owner and operator. Any of these results could have a material adverse effect on business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.
The market value of our vessels can fluctuate substantially over time, and if these values are low at a time when we are attempting to dispose of a vessel, we could incur a loss, which would adversely affect our financial condition and could impair our ability to pay dividends.
Containership values can fluctuate substantially over time due to a number of different factors, including:
•	prevailing economic conditions in the markets in which our vessels operate;
•	reduced demand for containerships, including as a result of a substantial or extended decline in world trade;

•	increases in the supply of vessel capacity;
•	changes in prevailing charter hire rates;
•	the physical condition, size, age and technical specification of the ships;
•	the costs of building new vessels;
•	changes in technology which can render older vessels obsolete;
•	the relative environmental efficiency of the vessel, as compared to others in the markets in which our vessels operate;
•	whether the vessel is equipped with an exhaust gas scrubber or not; and
•
the cost of retrofitting or modifying existing ships to respond to technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, customer requirements or otherwise.

The risk of realizing a loss on the sale of a vessel is greater during periods when vessel values are low compared to their historical levels. In the future, we may sell vessels under unfavorable conditions resulting in losses in order to maintain sufficient liquidity and to allow us to cover our operating costs. If the market values of our vessels deteriorate, we may be required to record an impairment charge in our financial statements, which could adversely affect our results of operations.
In addition, any such deterioration in the market values of our vessels could trigger a breach of certain covenants under our credit facilities, which could adversely affect our operations. If a charter expires or is terminated, we may be unable to re-charter the vessel at an acceptable rate and, rather than continue to incur costs to maintain the vessel, may seek to dispose of it. Our inability to dispose of the vessel at a reasonable price could result in a loss on its sale and could materially and adversely affect our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.
An increase in trade protectionism, the unravelling of multilateral trade agreements and a decrease in the level of China’s export of goods could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.
Our operations expose us to the risk that increased trade protectionism will adversely affect our business. Recently, government leaders have declared that their countries may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports, thereby depressing the demand for shipping. For example, in April 2025, the Office of the U.S. Trade Representative (“USTR”), announced the adoption of additional port fees under Section 301 of the Trade Act of 1974 targeting China’s maritime, logistics and shipbuilding sectors. The U.S. port fees went into effect on October 14, 2025, and were structured to impact certain Chinese-built, owned or operated vessels entering U.S. ports. In response to the U.S. port fees, China’s Ministry of Transport announced parallel Chinese port fees on certain U.S.-linked vessels calling at Chinese ports. On November 10, 2025, U.S. and Chinese authorities suspended the application of each respective set of port fees for one year. Substantial uncertainty remains as to how the port fees will be assessed after the end of the suspension period on November 10, 2026.
Further, on February 13, 2026, the second Trump administration released its Maritime Action Plan (the “MAP”) focused on reviving the U.S. shipping sector. Notably, the MAP proposes a “universal infrastructure or security fee,” which would apply more broadly than the USTR special port fees and would cover all internationally built vessels calling at U.S. ports. While specific figures have yet to be determined, the fees would be assessed on the weight of the imported tonnage arriving on the vessel. Currently, the MAP represents a policy plan for the administration, and it is unclear whether any of the initiatives contained therein will ultimately result in binding law or regulation. Given the uncertainties surrounding the implementation and potential magnitude of these proposed fees, as well as any retaliatory measures that other countries may adopt in response, the impact of such measures on our business is difficult to assess at this time.
Additionally, the second Trump administration has imposed and may continue to impose additional tariffs on imports from Canada, Mexico and China as well as on imports of steel and aluminum. It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the ongoing U.S.-China trade tension, such changes could have an adverse effect on our business, results of operations and financial condition.
Furthermore, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods. This may have the effect of reducing the supply of goods available for export and may, in turn, result in a decrease of demand for container shipping. Many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition.
Restrictions on imports, including in the form of tariffs, could have a major impact on global trade and demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve may cause an increase in (i) the cost of goods exported from exporting countries, (ii) the length of time required to deliver goods from exporting countries, (iii) the costs of such delivery and (iv) the risks associated with exporting goods. These factors may result in a decrease in the quantity of goods to be shipped. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade, including trade between the United States and China. These developments would also have an adverse impact on our charterers’ business, operating results and financial condition which could, in turn, affect our charterers’ ability to make timely charter hire payments to us and impair our ability to renew charters and grow our business. Any of these developments could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.
Disruptions in global markets from terrorist attacks, regional armed conflicts, general political unrest and the resulting governmental action could have a material adverse impact on our results of operations, financial condition and cash flows.
Terrorist attacks in certain parts of the world and the continuing response of the United States and other countries to these attacks, armed conflicts as well as the threat of future attacks or the spreading of armed conflicts, continue to cause uncertainty and volatility in the world markets and may affect our business, results of operations and financial condition. The ongoing conflict between Russia and Ukraine, conflicts in the Middle East, the seizures and attacks on vessels travelling through the Red Sea, the Gulf of Aden, the Persian Gulf and the Arabian Sea by the Houthi and Iran, advances of ISIS and other terrorist organizations in the Middle East and Africa and political tension or conflicts in the Asia Pacific Region such as in the South China Sea and North Korea could disrupt supply chains, cause instability in the global economy and negatively impact global credit and equity markets, cause uncertainty and volatility in the global financial markets and may accordingly affect our business, results of operations and financial condition.
The Houthi seizures and attacks on vessels traveling through the Red Sea, the Gulf of Aden, the Persian Gulf and the Arabian Sea have impacted the global economy as some companies have decided to reroute vessels to avoid the Suez Canal and the Red Sea. This has caused concerns of supply disruption as well as the risk of one of our vessels being attacked or seized. Tensions in the Middle East have created additional concerns of disruption and further escalation. Following ceasefire discussions in October 2025, some liner companies have announced a possible return to the Suez route. If such return materializes, it could distort the current supply and demand dynamics. These uncertainties, as well as future hostilities or other political instability in regions where our vessels trade, could trigger a new refugee crisis, affect trade volumes and patterns and adversely affect our operations, and otherwise have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.
Downside risks to the world economy, international hostilities and trade friction which could affect advanced economies, could have a material adverse effect on our business, financial condition and results of operations.
Global growth is subject to downside economic risks stemming from factors such as energy costs, fiscal fragility in advanced economies, monetary tightening in certain advanced and emerging economies, high sovereign, corporate and private debt levels, highly accommodative macroeconomic policies and increased volatility in debt and equity markets as well as in the price of fuel and other commodities. The current macroeconomic environment is also characterized by inflation, which caused the U.S. Federal Reserve and other central banks to increase interest rates in 2022 and 2023. While interest rates have decreased in 2025, they remain elevated. Inflation and high interest rates may raise the cost of capital, increase our operating and financing costs and generally reduce economic growth, disrupting global trade and shipping. Political events such as the continued global trade war between the U.S. and China, the economic impact of and global response to the emergence of a pandemic crisis such as COVID-19 or future epidemics and ongoing wars may disrupt global supply chains and negatively impact globalization and global economic growth, which could disrupt financial markets, and may lead to weaker consumer demand in the European Union, the United States and other parts of the world which could have a material adverse effect on our business.
In addition, global financial markets and economic conditions which remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, may be negatively impacted by the aforementioned conflicts and risks. Furthermore, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry. Any future tightening of capital requirements could further reduce lending activities. If this were to occur, we may experience difficulties obtaining financing commitments or be unable to fully draw on the capacity under our committed term loans in the future if our lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. We cannot be certain that financing will be available on acceptable terms or at all in the future. If financing becomes unavailable when needed, or is available only on unfavorable terms, we may be unable to meet our future obligations as they come due. Our failure to obtain such funds could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.
Further, we anticipate that a significant number of port calls made by our vessels will continue to involve the loading or unloading of cargoes in ports in the Asia Pacific region. In recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. However, if China’s growth in gross domestic product and especially in industrial production slows and other countries in the Asia Pacific region experience slower or negative economic growth in the future, this may negatively affect the economies of the United States and the European Union, and thus, may negatively impact shipping demand. Furthermore, trade friction could increase the volatility in the foreign exchange markets which could also negatively affect global trade. Such volatile economic conditions could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.
Geopolitical risks may affect the ability of certain of our managers and service providers, which have offices in Greece to operate efficiently.
The location of the offices of our managers and service providers, as well as certain of our sub-managers’ offices in Greece exposes them to geopolitical risks related to Greece, such as a resurgence of influx of refugees. Although to date, these risks have not affected our managers’ operations, a serious regional crisis may have a material adverse effect on our operations in the future and may limit the ability of our managers and service providers with offices in Greece to operate. These limitations may include the ability of our Greek suppliers to fully perform their contracts, the ability of our Greek-based seafarers or shore employees to travel to and from our vessels and delays or other disruptions in the operation of our fleet.
Our financial and operating performance may be adversely affected by the continuation of COVID-19 or the occurrence of another epidemic and related governmental responses thereto.
Our business may be adversely affected by any new outbreaks of COVID-19 or occurrence of another epidemic that may emerge. The initial onset of COVID-19 introduced uncertainty into our operational and financial activities, resulting in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread or any resurgence of the virus, including travel bans, quarantines and other emergency public health measures such as lockdowns. We cannot predict whether and to what degree such measures will be reinstated in the event of any resurgence of COVID-19 or occurrence of another epidemic, which may adversely affect global economic activity and could have a material adverse effect on our future business, results of operations, cash flows, financial condition, the carrying value of our assets, the fair values of our vessels and our ability to pay dividends. The occurrence or reoccurrence of any of the foregoing events or other epidemics, an increase in the severity or duration of epidemics and pandemics or a recession or market correction resulting from the spread of an epidemic could have a material adverse effect on our future financial and operating performance.

Risks Inherent in Our Business
Delay in the delivery or cancelation of our newbuild vessels on order, any secondhand vessels we may agree to acquire or any future newbuild vessel orders, could adversely affect our results of operations, financial condition and earnings.
As of February 24, 2026, we had 10 newbuild containerships under contract with deliveries expected progressively between the second quarter of 2027 and the fourth quarter of 2028, and we may contract for additional newbuild or secondhand vessels in the future. A delay by the seller or shipyard in the delivery date of any vessel we contract to purchase will reduce our expected income from that vessel and, if the vessel is already chartered, may lead the charterer of such vessel to claim damages or to cancel the relevant charter. If the seller of any vessel we contract to purchase is not able to build and/or to deliver the vessel to us as agreed, or if we cancel a purchase agreement because a seller has not met his obligations, it may result in a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders. Eight subsidiaries of the Company are engaged in litigation concerning the termination in 2022 of certain shipbuilding contracts due to the builder’s failure to provide the agreed refund guarantees within the set deadline.
The expected delivery dates under any shipbuilding contracts or purchase agreements we may enter into in the future, may be delayed or the relevant contract may be cancelled for reasons not under our control, including, among other things:
•	quality or engineering problems;
•	breach of contract by, or disputes with, our counterparties;
•	changes in governmental regulations or maritime self-regulatory organization standards;
•	work stoppages or other labor disturbances at the shipyard;
•	bankruptcy of or other financial crisis involving the shipyard or other seller;
•	a backlog of orders at the shipyard;
•	sanctions imposed on the seller, the shipyard, or the vessel; political, social or economic disturbances;
•	weather interference or a catastrophic event, such as a major earthquake or fire, or other accident;
•	disruptions due to an epidemic or pandemic;
•	requests for changes to the original vessel specifications;
•	shortages of or delays in the receipt of necessary construction materials, such as steel;
•	an inability to obtain requisite permits or approvals;
•	financial instability of the lenders under our committed credit facilities, resulting in potential delay or inability to draw down on such facilities; and
•	financial instability of the charterers under our agreed time charters for the newbuild vessels, resulting in potential delay or inability to charter the newbuild vessels.
We are dependent on our charterers and other counterparties fulfilling their obligations under agreements with us, and their inability or unwillingness to honor these obligations could have a material adverse effect on our results of operations and financial condition and impair our ability to pay dividends.
Payments to us by our charterers under charter agreements are and will be our main source of operating cash flow. Such agreements subject us to counterparty risks. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses.
These risks are heightened for our containership agreements, as we derive our revenues from the containership segment from a limited number of customers in part through long-term time charters. Weakness in demand for container shipping services, increased operating costs due to changes in environmental or other regulations and the oversupply of large containerships as well as the oversupply of smaller size vessels due to a cascading effect places our liner company customers under financial pressure. Declines in demand and increases in liner companies’ operating costs could result in financial challenges to our liner company customers and may increase the likelihood of one or more of our customers being unable or unwilling to pay us contracted charter rates or going bankrupt.
If we lose a time charter because the charterer is unable to pay us or for any other reason, we may be unable to re-deploy the related vessel on similarly favorable terms or at all. Also, we will not receive any revenues from such a vessel while it is not chartered, but we will be required to pay expenses necessary to maintain and insure the vessel and service any indebtedness on it. The combination of any surplus of vessel capacity and the expected entry into service of new technologically advanced or more environmentally friendly vessels may make it difficult to secure substitute employment for any of our ships if our counterparties fail to perform their obligations under the currently arranged time charters, and any new charter arrangements that we may be able to secure could be at lower rates. Furthermore, the surplus of vessels available at lower charter rates and lack of demand for our customers’ services could negatively affect our charterers’ willingness to perform their obligations under our time charters, particularly if the charter rates in such time charters are significantly above the prevailing market rates. Accordingly, we may have to grant concessions to our charterers in the form of lower charter rates for the remaining duration of the relevant charter or part thereof, or to agree to re-charter vessels coming off charter at reduced rates compared to the charter then ended. While we have agreed in certain cases to charter rate re-arrangements entailing reductions for specified periods, we have been compensated for these adjustments by, among other things, subsequent rate increases and/or extended charter periods, so that the aggregate payments under the charters are not materially reduced. In 2014, three of our subsidiaries participated in a restructuring agreement with one of our charterers whereby they agreed to charter hire reductions in exchange for equity and unsecured debentures which were eventually repaid in full and in certain cases charter period extensions. However, there is no assurance that any future charter re-arrangements will be on similarly favorable terms.
The loss of any of our charterers, time charters or vessels, or a decline in payments under our time charters, could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.
In addition to charter parties, we may, among other things, enter into shipbuilding contracts, contracts for the sale or purchase of secondhand vessels, provide performance guarantees relating to shipbuilding contracts, to sale and purchase contracts or to charters, enter into credit facilities or other financing arrangements, accept commitment letters from banks, or enter into insurance contracts or derivative contracts (including interest rate swaps or exchange rate swaps) or enter into joint ventures. Such agreements expose us to counterparty credit risk. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend upon a number of factors that are beyond our control and may include, among other things, general economic conditions, the state of the capital markets, the condition of the container shipping industry and charter hire rates. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which in turn could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.
A limited number of containership customers operating in a consolidating industry comprise the majority of our revenues. The loss of these customers could adversely affect our results of operations, cash flows and competitive position and further consolidation among our customers will reduce our bargaining power.
Our customers in the containership sector consist of a limited number of liner companies. A.P. Moller-Maersk A/S (“A.P. Moller-Maersk”), Mediterranean Shipping Company, S.A. (“MSC”), members of the Evergreen Group (“Evergreen”), Hapag Lloyd Aktiengesellschaft (“Hapag Lloyd”) and Zim Integrated Shipping Services Ltd. (“ZIM”) together represented 75%, 76% and 74% of our containership revenue in 2023, 2024 and 2025, respectively. The tough economic conditions faced by these liner companies historically and the intense competition among them has caused, and may in the future cause, certain liner companies to default and is also leading to a consolidation among liner companies. We expect that the number of leading liner companies which are our client base may continue to shrink and we may depend on a more limited number of customers to generate a substantial portion of our revenues. The cessation of business with these liner companies or their failure to fulfill their obligations under the time charters for our containerships could have a material adverse effect on our business, financial condition and results of operations, as well as our cash flows, including cash available for dividends to our shareholders. In addition to consolidations, alliances involving our customers could further increase the concentration of our business and reduce our bargaining power.

We could lose a customer or the benefits of our time charter arrangements for many different reasons, including if the customer is unable or unwilling to make charter hire or other payments to us because of a deterioration in its financial condition, disagreements with us or if the charterer exercises certain termination rights or otherwise. If any of these customers terminates its charters, chooses not to re-charter our ships after charters expire or is unable to perform under its charters and we are not able to find replacement charters on similar terms or are unable to re-charter our ships at all, we will suffer a loss of revenues that could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our shareholders. See “Item 4. Information on the Company—B. Business Overview—Our Fleet”.
We may have difficulty properly managing our growth through acquisitions of new or secondhand vessels and we may not realize expected benefits from these acquisitions, which may negatively impact our cash flows, liquidity and our ability to pay dividends to our shareholders.
We expect to grow our business by ordering newbuild vessels and through selective acquisitions of secondhand vessels to the extent that they are available. Our future growth will primarily depend on:
•	the operations of the shipyards that build any newbuild vessels we may order;
•	the availability of employment for our vessels;
•	locating and identifying suitable secondhand vessels;
•	obtaining newbuild or secondhand contracts at acceptable prices;
•	obtaining required financing on acceptable terms;
•	consummating vessel acquisitions;
•	enlarging our customer base;
•	hiring additional shore-based employees and seafarers;
•	continuing to meet technical and safety performance standards; and
•	managing joint ventures or significant acquisitions and integrating the new ships into our fleet.
Ship values are correlated with charter rates. During periods in which charter rates are high, ship values are generally high as well, and it may be difficult to consummate ship acquisitions or enter into shipbuilding contracts at favorable prices. During periods in which charter rates are low and employment is scarce, ship values are low; however, any vessel acquired without an attached time charter will still incur expenses to operate, insure, maintain and finance, thereby significantly increasing the cash outlay. In addition, any vessel acquisition may not be profitable and may not generate cash flows sufficient to justify the investment. We may not be successful in executing any future growth plans and we cannot give any assurance that we will not incur significant expenses and losses in connection with such growth efforts. Other risks associated with vessel acquisitions that may harm our business, financial condition and operating results include the risks that we may:
•	fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;
•	be unable (through our managers) to hire, train or retain qualified shore-based and seafaring personnel to manage and operate our growing business and fleet;
•	decrease our liquidity by using a significant portion of available cash or borrowing capacity to finance acquisitions;
•	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;
•	incur or assume unanticipated liabilities, losses or costs associated with any vessels or businesses acquired; or
•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

If we fail to properly manage our growth through acquisitions of newbuild or secondhand vessels we may not realize expected benefits from these acquisitions, which may negatively impact our cash flows, liquidity and our ability to pay dividends to our shareholders.
Future acquisitions of secondhand vessels may result in increased operating and maintenance costs.
Many of our containerships we have acquired are secondhand vessels. Unlike newbuild vessels, secondhand vessels typically do not carry warranties as to their condition. Depending on market conditions, we may purchase a secondhand vessel on an as-is basis based on the review of its records, but even when we do inspect secondhand vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated by us during its life. In addition, if a secondhand vessel is not in the condition promised or warranted by its seller and requires significant repairs, we may find it hard to be indemnified by the respective seller, which is typically a single-vessel shipowning company with no assets, other than its vessel sold, and no continuing operations, and which may even no longer be in existence when the damage or other deficiency is discovered. Repairs and maintenance costs for secondhand vessels are difficult to predict and may be substantially higher than for vessels which we had operated since they were built. In addition, variability in the age and type of secondhand vessels in our fleet may prevent us from attaining economies of scale in our operations and maintenance of our fleet, which may result in higher costs. These costs could decrease our cash flows, liquidity and our ability to pay dividends to our shareholders.
Our investment in the leasing business exposes us to financial and counterparty risks, which could adversely affect our business, financial position, results of operations and cash flow.
Since March 30, 2023, we are the controlling shareholder of Neptune Maritime Leasing Limited (“Neptune” or “NML”) which operates a leasing business. Neptune acquires and charters out on a bareboat basis vessels to customers (lessees) through wholly-owned subsidiaries. The leasing business finances part of its vessels’ acquisition cost using bank debt. The terms for obtaining finance may not match the terms for providing finance to its customers. For example, Neptune may pay a fixed interest rate to its lenders and receive a floating interest rate from its customers or vice versa. This may expose Neptune to interest rate risk and as a result, our revenues and results of operations may be adversely affected.
Further, the ability and willingness of each of our lessees to perform their obligations under the bareboat charter with the leasing business will depend on a number of factors that are beyond our control. As a result, our revenues and results of operations may be adversely affected. These factors include:
•	global and regional economic and political conditions;
•	supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;
•	developments in international trade;
•	changes in seaborne and other transportation patterns, including changes in the distances that cargoes are transported;
•	environmental concerns and regulations;
•	weather;
•	the number of newbuilding deliveries;
•	the improved fuel efficiency of newer vessels; and
•	the recycling rate of older vessels.
In depressed market conditions, customers of the leasing business may no longer need a vessel that is chartered to them and may default on their obligations or they may seek to renegotiate the terms of their bareboat charters with the leasing business. Should a lessee fail to honor its obligations under agreements with us, the leasing business could sustain significant losses which could have an adverse effect on our earnings and cash flow.
In addition, our containerships may be subject to “sister ship” arrest in certain jurisdictions from creditors of the vessels that are bareboat chartered out.

Any failure of such lessees to meet their obligations to the leasing business or to third-parties, or any disputes with respect to the parties’ respective rights and obligations, could have a material adverse effect on the leasing business or its properties and, in turn, could have a material adverse effect on our business, financial position, results of operations and cash flow.
We may be unable to obtain additional debt financing for future acquisitions of newbuild and secondhand vessels, which may have a material adverse effect on our business, results of operations and financial condition or may be unable to obtain such financing on favorable terms, which could have a material adverse effect on our financial condition and results of operations.
Our ability to borrow against the vessels in our existing fleet and any vessels we may acquire in the future largely depends on the existence of continued employment of the vessel and on the value of the vessels, which in turn depends in part on charter hire rates, the creditworthiness of our charterers and the duration of the charter. The actual or perceived credit quality of our charterers, any defaults by them, any decline in the market value of our fleet and the lack of long-term employment of our vessels may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing or committing to financing on unattractive terms could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.
Our managers may be unable to attract and retain qualified, skilled crews on our behalf necessary to operate our business or may pay rising crew wages and other vessel operating costs, which may have the effect of increasing costs or reducing our fleet utilization which could have a material adverse effect on our business, results of operations and financial condition.
Acquiring and renewing time charters depends on a number of factors, including our ability to man our vessels with suitably experienced, high-quality masters, officers and crews. Our success will depend in large part on our managers’ ability to attract, hire, train and retain suitably skilled and qualified personnel. In recent years, the limited supply of and the increased demand for well-qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which we bear under our time charters. Changing conditions in the home country of our seafarers, such as increases in the local general living standards or changes in taxation, may make serving at sea less appealing and thus further reduce the supply of crew and/or increase the cost of hiring competent crew. Unless we are in a position to increase our hire rates to compensate for increases in crew costs and other vessel operating costs such as insurance, repairs and maintenance, and lubricants, our business, results of operations, financial condition and our profitability may be adversely affected. In addition, any inability we experience in the future to attract, hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business. If we cannot attract and retain sufficient numbers of quality onboard seafaring personnel, our fleet utilization will decrease, which could also have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.
Fuel, or bunker, price fluctuations may have an adverse effect on our cash flows, liquidity and our ability to pay dividends to our shareholders.
The price and supply of vessel fuel, known as bunkers, is unpredictable and fluctuates based on events outside our control, including geo-political developments, supply and demand for oil, actions by members of the Organization of Petroleum Exporting Countries (“OPEC”) and other oil and gas producers, economic or other sanctions levied against oil and gas producing countries, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.
The cost of fuel is a significant factor in negotiating charter rates and can affect us in both direct and indirect ways. This cost will be borne by us when our vessels are not employed or are employed on voyage charters. As of February 24, 2026, we have no voyage charters. Even where the cost of fuel is borne by the charterer, which is the case with all of our existing time charters, that cost may affect the level of charter rates that charterers are willing to pay.
A decrease in the cost of fuel may lead our charterers to abandon slow steaming, thereby releasing additional capacity into the market and exerting downward pressure on charter rates or may lead our charterers to employ older, less fuel efficient vessels which may also drive down charter rates and make it more difficult for us to secure employment for our newer vessels.

In addition, the entry into force on January 1, 2020 of the 0.5% mass by mass (“m/m”) global sulphur cap in marine fuels under the International Convention for Prevention of Pollution from Ships (“MARPOL”) Annex VI has led to a significant increase in the costs for low sulphur fuel used by vessels that are not equipped with exhaust gas scrubbers. Because the cost of fuel is born by our charterers for our vessels employed on a time charter basis, those of our vessels that are not equipped with scrubbers, may be less competitive compared to vessels that are equipped with scrubbers. As of February 24, 2026, 15 of our containerships in the water are equipped with scrubbers. In addition, all our newbuild vessels under construction will be equipped with scrubbers. Ships that are not retrofitted with exhaust gas scrubbers to comply with the new emissions standard may become less competitive (compared with ships equipped with exhaust gas scrubbers that can utilize the less expensive high sulphur fuel), have difficulty finding employment, command lower charter hire and/or need to be scrapped, which may negatively impact our revenues and cash flows as well as our future operations.
Reliance on suppliers may limit our ability to obtain supplies and services when needed and could result in additional off-hire days or delays in the repair and maintenance of our fleet which could have a material adverse effect on our revenues and cash flows.
We rely on a significant number of third-party suppliers of consumables, spare parts and equipment to operate, maintain, repair and upgrade our fleet of ships. Delays in delivery or unavailability or poor quality of supplies could result in off-hire days due to consequent delays in the repair and maintenance of our fleet or lead to our time charters being terminated. This would negatively impact our revenues and cash flows. Cost increases could also negatively impact our future operations.
We must make substantial capital expenditures to maintain the operating capacity of our fleet, which may reduce or eliminate the amount of cash available for distribution to our shareholders.
We must make substantial capital expenditures to maintain the operating capacity of our fleet and replace, over the long-term, the operating capacity of our fleet and we generally expect to finance these capital expenditures with cash balances or credit facilities. In addition, we will need to make substantial capital expenditures to acquire vessels in accordance with our growth strategy. These expenditures could increase as a result of, among other things: the cost of labor and materials; customer requirements; the size of our fleet; the cost of replacement vessels; the length of charters; governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment; competitive standards; and the age of our ships. Significant capital expenditures, including expenditures to maintain and replace, over the long-term, the operating capacity of our fleet, may reduce or eliminate the amount of cash available for distribution to our shareholders.
The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.
In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our fleet ages, we will incur increased costs. Older vessels may require longer and more expensive dry-dockings, resulting in more off-hire days and reduced revenue. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology or design. In addition, older vessels are often less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage.
As of February 24, 2026, our current fleet of 79 containerships on a fully delivered basis had an average age (weighted by TEU capacity) of 13.9 years. See “Item 4. Information on the Company—B. Business Overview—Our Fleet”. We cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our older vessels.
Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of the useful lives of our vessels our revenue will decline, which would adversely affect our business, results of operations and financial condition.
As noted above, as of February 24, 2026, our current fleet of 79 containerships on a fully delivered basis had an average age (weighted by TEU capacity) of 13.9 years. See “Item 4. Information on the Company—B. Business Overview—Our Fleet”. Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the older vessels in our fleet. Our cash flows and income are dependent on the revenues earned by the chartering of our containerships. The inability to replace the vessels in our fleet upon the expiration of their useful lives could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.
Our growth depends on our ability to expand relationships with existing charterers, establish relationships with new customers and obtain new time charters, for which we will face competition from new entrants and established companies that may have greater resources and access to capital.
One of our principal objectives is to acquire additional vessels in conjunction with entering into additional time charters for these vessels. The process of obtaining new time charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months especially for long-term charters. Generally, we compete for charters based upon charter rate, customer relationships, operating expertise, professional reputation and vessel specifications, including size, age and condition.
In addition, as vessels age, it can be more difficult to employ them on profitable time charters, particularly during periods of decreased demand in the charter market. Accordingly, we may find it difficult to continue to find profitable employment for our vessels as they age.
We face substantial competition from a number of experienced companies, including liner companies in the containership sector, state-sponsored entities and financial organizations. Some of these competitors have significantly greater resources and access to capital than we do, and can therefore operate larger fleets and may be able to offer lower charter rates or higher quality vessels than we are able to offer. In the future, we may also face competition from reputable, experienced and well-capitalized marine transportation companies, including state-sponsored entities, that do not currently own containerships, but may choose to do so. Any increased competition may cause greater price competition for time charters, as well as for the acquisition of high-quality secondhand vessels and newbuild vessels. Furthermore, since the charter rate is generally considered to be one of the principal factors in a charterer’s decision to charter a vessel, the rates offered by our competitors can place downward pressure on rates throughout the charter market. On the other hand, consolidation and the creation of alliances among liner companies have increased their negotiation power when chartering our vessels. As a result of these factors, we may be unable to charter our vessels, expand our relationships with existing customers or establish relationships with new customers on a profitable basis, if at all, which could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.
We conduct a substantial amount of business in China. The legal system in China has inherent uncertainties that could limit the legal protections available to us and could have a material adverse impact on our business, results of operations, financial condition and cash flows.
We conduct a substantial amount of business in China, including through one of our managers, Navilands (Shanghai) Containers Management Ltd., which, as of February 24, 2026, operated nine vessels that were mostly manned by Chinese crews, which exposes us to potential litigation in China. Additionally, many of our vessels regularly call to ports in China, and as of February 24, 2026, 25 of our containerships (including our vessels under construction) are on charters or will commence charters with Chinese charterers. As of the same date, we have entered into sale and leaseback transactions in respect of three containerships with certain Chinese financial institutions and have 10 newbuilding contracts with a Chinese shipyard. See “Item 4. Information on the Company—B. Business Overview—Our Fleet—Our Containership Fleet”. Further, eight subsidiaries of the Company are engaged in litigation concerning the termination in 2022 of certain shipbuilding contracts with a Chinese shipyard due to builder’s failure to provide the agreed refund guarantees within the set deadline.
The Chinese legal system is based on written statutes and their legal interpretation by the Standing Committee of the National People’s Congress. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the Chinese government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, there is a general lack of internal guidelines or authoritative interpretive guidance, and because of the limited number of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties. Although the related charters, shipbuilding agreements and sale and leaseback agreements are governed by English law, we may have difficulties enforcing a judgment rendered by an arbitration tribunal or by an English court (or other non-Chinese court) in China. Such charters, shipbuilding agreements and sale and leaseback agreements, and any additional agreements that we enter into with Chinese counterparties, may be subject to new regulations in China that may require us to incur new or additional compliance or other administrative costs and pay new taxes or other fees to the Chinese government. In addition, China enacted a tax for non-resident international transportation enterprises engaged in the provision of services to passengers or cargo, among other items, in and out of China using their own, chartered or leased vessels, including any stevedore, warehousing and other services connected with the transportation. The law and relevant regulations broaden the range of international transportation companies which may find themselves liable for Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports. This tax or similar regulations by China may reduce our operating results and may also result in an increase in the cost of goods exported from China and the risks associated with exporting goods from China, as well as a decrease in the quantity of goods to be shipped from or through China, which would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us.
Changes in laws and regulations, including with regards to tax matters, and their implementation by local authorities could affect our vessels chartered to Chinese customers as well as our vessels calling to Chinese ports, our vessels built at Chinese shipyards and the financial institutions with whom we have entered into sale and leaseback transactions, and could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.
Adverse developments in the international shipping business could reduce our ability to service our debt obligations and pay dividends to our shareholders.
We rely, to a large extent, on the cash flow generated from charters for our vessels. An adverse development in the international container shipping industry would have a significant impact on our financial condition and results of operations and could also impair our ability to service debt or pay dividends to our shareholders.
If market conditions do not offer opportunities for long-term, fixed-rate charters, we may be forced to charter our vessels on shorter term charters at less predictable rates, adversely impacting our growth. As of February 24, 2026, the time charters of 4 of our containerships will expire in 2026. For one of the aforementioned vessels, the charterer has the flexibility to employ the vessel until 2031.
While we generally expect to be able to obtain time charters for our vessels within a reasonable period prior to their time charter expiry or delivery, as applicable, we cannot be assured that this will occur in any particular case, or at all. If conditions worsen, despite securing a short-term time charter, it may not be continuous, leaving the vessel idle for some days in between charters. If such a trend occurs, we may then have to charter more of our containerships for shorter periods upon expiration or early termination of the current charters. As a result, our revenues, cash flows and profitability would then reflect fluctuations in the short-term charter market and become more volatile. It may also become more difficult or expensive to finance or refinance vessels that do not have long-term employment at fixed rates. In addition, we may have to enter into charters based on changing market prices, as opposed to contracts based on fixed rates, which would increase the volatility of our revenues, cash-flows and profitability and, during a period of depressed charter rates, could also result in a decrease in our revenues, cash flows and profitability, including our ability to pay dividends to our shareholders. If we are unable to re-charter these containerships or obtain new time charters at favorable rates or at all, it could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.
We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments.
We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets, including our ships. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to pay our obligations and to make dividend payments depends entirely on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by the law of their respective jurisdiction of incorporation which regulates the payment of dividends. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends.

Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or if there is no surplus, from the net profits for the current and prior fiscal year, or while a company is insolvent or if it would be rendered insolvent by the payment of such a dividend. We may not have sufficient surplus or net profits in the future to pay dividends, and our subsidiaries may not have sufficient funds, surplus or net profits to make distributions to us. As a result of these and other factors, we may pay dividends during periods when we record losses and may not pay dividends during periods when we record net income. We can give no assurance that dividends will be paid in the future or the amounts of dividends which may be paid.
Our credit facilities or other financing arrangements contain payment obligations and restrictive covenants that may limit our liquidity and our ability to expand our fleet. A failure by us to meet our obligations under our credit facilities could result in an event of default under such credit facilities and foreclosure on our vessels.
Our credit facilities impose certain operating and financial restrictions on us. These restrictions in our existing credit facilities generally limit Costamare Inc., and/or our subsidiaries’ ability to, among other things:
•	pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividends;
•	purchase or otherwise acquire for value any shares of our subsidiaries’ capital;
•	make or repay loans or advances, other than repayment of the credit facilities;
•	make investments in or provide guarantees to other persons;
•	sell or transfer significant assets, including any vessel or vessels mortgaged under the credit facilities, to any person, including Costamare Inc. and our subsidiaries;
•	create liens on assets; or
•	allow the Konstantakopoulos family’s direct or indirect holding in Costamare Inc. to fall below 30% of the total issued and outstanding share capital.
Our credit facilities also require Costamare Inc. and certain of our subsidiaries to maintain the aggregate of (a) the market value, (on a charter free or charter inclusive basis, as applicable), of the mortgaged vessel or vessels and (b) the market value of any additional security provided to the lenders, above a percentage ranging between 110% to 140% of the then-outstanding amount of the credit facility and any related swap exposure.
Costamare Inc. is required to maintain compliance with certain financial covenants to maintain minimum liquidity, minimum market value adjusted net worth, interest coverage and leverage ratios, as defined.
•	the ratio of our total liabilities (after deducting all cash and cash equivalents) to market value adjusted total assets (after deducting all cash and cash equivalents) may not exceed 0.75:1;
•
the ratio of EBITDA over net interest expense must be equal to or higher than 2.5:1, however such covenant should not be considered breached unless the Company’s liquidity is less than 5% of the total debt;

•	the aggregate amount of all cash and cash equivalents may not be less than the greater of (i) $30 million or (ii) 3% of the total debt; and
•	the market value adjusted net worth must at all times exceed $500 million.
A failure to meet our payment and other obligations could lead to defaults under our credit facilities. Our lenders could then accelerate our indebtedness and foreclose on the vessels in our fleet securing those credit facilities, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders. If any of these events occur, we cannot guarantee that our assets will be sufficient to repay in full all of our outstanding indebtedness and we may be unable to find alternative financing. Even if we could obtain alternative financing, such financing may not be on terms that are favorable or acceptable. The loss of these vessels would have a material adverse effect on our operating results and financial condition as well as on our cash flows, including cash available for dividends to our shareholders. For additional information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities and Other Financing Arrangements”.

Substantial debt levels may limit our ability to obtain additional financing and pursue other business opportunities or to pay dividends and may increase our cost of borrowing or cause us to issue additional equity securities which would be dilutive to existing shareholders.
As of December 31, 2025, we had outstanding indebtedness of approximately $1.5 billion, including the obligations under our credit facilities and other financing arrangements, and we expect to incur additional indebtedness as we grow our fleet or in order to cover its operational needs. This level of debt could have important consequences to us, including the following:
•
our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•
we may need to use a substantial portion of our cash from operations to make principal and interest payments on our debt, thereby reducing the funds that would otherwise be available for operations, future business opportunities and dividends to our shareholders;

•	our debt level could make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally; and
•	our debt level may limit our flexibility in responding to changing business and economic conditions.
Our ability to service our debt depends upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. We may not be able to refinance all or part of our maturing debt on favorable terms, or at all. If our operating income is not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or discontinuing dividend payments, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.
In the future we may change our operational and financial model by replacing amortizing debt in favor of non-amortizing debt with a higher fixed or floating rate without shareholder approval, which may increase our risk of defaulting on our indebtedness if market conditions become unfavorable.
The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates and foreign currencies can result in reductions in our shareholders’ equity as well as reductions in our income. There can be no assurance that these hedges will be effective as they depend on the credit worthiness of our counterparties.
We have entered into interest rate swaps and interest rate caps generally for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities which were advanced at floating rates based on the Secured Overnight Financing Rate (“SOFR”) and to manage our exposure to fluctuations in foreign currencies. The amount of interest we may be required to pay may end up being higher than the amount we would have to pay had we not entered in such derivative contracts, depending on market circumstances. As of December 31, 2025, the aggregate notional amount of interest rate swaps and interest rate caps as of such date was $631.8 million. As of December 31, 2025, our obligations under fixed rate loans and other financing arrangements, which were under fixed interest rates amounted to $286.9 million.
From time to time, we also enter into certain currency hedges. As of December 31, 2025, the Company was engaged in 12 Euro/U.S. dollar contracts totaling $14.1 million. Furthermore, we have entered into 12 Euro/U.S. dollar call options totaling $21.2 million. There is no assurance that our derivative contracts or any that we enter into in the future will provide adequate protection (when traded for hedging purposes) against adverse changes in interest rates or currency exchange rates or that our counterparties will be able to perform their obligations. In addition, as a result of the implementation of new regulation of the swaps markets in the United States, the European Union and elsewhere over the next few years, the cost of interest rate and currency hedges may increase or suitable hedges may not be available.
While we monitor the credit risks associated with our counterparties and many of our derivative contracts are cleared through clearinghouses, there can be no assurance that these counterparties would be able to meet their commitments under our derivative contracts or any future derivative contract. The potential for our counterparties to default on their obligations under our derivative contracts may be highest when we are most exposed to the fluctuations in interest and currency rates such contracts are designed to hedge, and several or all of our counterparties may simultaneously be unable to perform their obligations due to the same events or occurrences in global financial markets.
To the extent our existing derivative contracts do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes we would recognize fluctuations in the fair value of such contracts in our statement of income. In addition, changes in the fair value of our derivative contracts that qualify for hedge accounting are recognized in “Accumulated Other Comprehensive Income” on our balance sheet, and can affect compliance with the net worth covenant requirements in our credit facilities. Changes in the fair value of our derivative contracts that do not qualify for treatment as hedges for accounting and financial reporting purposes affect, among other things, our net income and our earnings per share. For additional information see “Item 5. Operating and Financial Review and Prospects”.
Fluctuations in interest rates could result in financial losses for us.
We are exposed to a market risk relating to fluctuations in interest rates because the majority of our credit facilities bear interest costs at a floating rate based on SOFR. Significant increases in interest rates could adversely affect our financial position, results of operations and our ability to service our debt. From time to time, we take positions in interest rate derivative contracts in order to manage our exposure to and risk associated with such interest rates fluctuations, however no assurance can be given that the use of these derivative instruments may effectively protect us from adverse interest rate movements. For example, between the start of 2022 to the end of 2023, SOFR increased from 0.05% to 5.38%. While SOFR gradually decreased in 2024 and 2025, it remains elevated at 3.87% as of the end of 2025. As of December 31, 2025, our obligations under our secured credit facilities that bear interest at SOFR plus a margin amounted to $1,236.1 million. For additional information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities and Other Financing Arrangements”.
Because we generate all of our revenues in United States dollars but incur a significant portion of our expenses in other currencies, exchange rate fluctuations could negatively affect our results of operations.
Fluctuations in currency exchange rates may have a material impact on our financial performance. We currently generate all of our revenues in United States dollars, but a substantial portion of our vessels’ operating expenses are incurred in currencies other than United States dollars. Additionally, certain of our payment obligations in connection with our newbuildings under construction and the related financing agreements for those vessels may be denominated in currencies other than United States dollars. Any changes in the value of the United States dollar relative to other currencies, in particular the Euro and the Chinese Yuan, could adversely affect our revenues and cash flows, and our ability to service our debt or pay dividends to our shareholders. Expenses and payment obligations incurred in foreign currencies against which the United States dollar falls in value could increase, thereby decreasing our net income. While we may hedge some of this exposure from time to time, there is no assurance that our hedging strategy will be successful. Accordingly, our U.S. dollar-denominated results of operations and financial condition and ability to pay dividends could suffer from adverse currency exchange rate movements. For additional information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities and Other Financing Arrangements”.
Increased competition in technology and innovation could reduce our charter hire income and the value of our vessels.
The charter rates and the value and operational life of a vessel are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed and fuel economy as well as greenhouse gas emissions intensity. Flexibility includes the ability to operate in regulated areas (e.g., Sulfur Emission Control Areas and Nitrogen Oxide (NOx) Emission Control Areas) enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, maintenance and the impact of the stress of operations. If new vessels are built in the future that are more efficient or flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect our ability to re-charter, the amount of charter hire payments that we receive for our vessels once their current time charters expire and the resale value of our vessels. This could adversely affect our revenues and cash flows, and our ability to service our debt or pay dividends to our shareholders.

We are subject to regulation and liability under environmental and operational safety laws that could require significant expenditures and affect our cash flows and net income.
Our business and the operation of our vessels are materially affected by environmental regulations in the form of international, national, state and local laws, regulations, conventions, treaties and standards in force in international waters and the jurisdictions in which our vessels operate, as well as in the country or countries of their registration, including regulations governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, water discharges, ballast water management and climate change. We may incur substantial costs in complying with these requirements, including costs for ship modifications and changes in operating procedures. Because such conventions, laws and regulations are often revised, it is difficult to predict the ultimate cost of compliance with such requirements or their impact on the resale value or useful lives of our vessels.
Environmental regulations may also require or cause a reduction in cargo capacity, vessel modifications or operational changes or restrictions, lead to decreased availability of or increased costs for insurance coverage relating to environmental matters or result in the denial of access to certain jurisdictional waters or ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including obligations to pay for emissions allowances, cleanup obligations and claims for natural resource damages, personal injury and/or property damages in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations. Violations of, or liabilities under, environmental requirements can also result in substantial penalties, fines and other sanctions, including criminal sanctions, and, in certain instances, seizure or detention of our vessels. Events of this nature or additional environmental conventions, laws and regulations could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flow, including cash available for dividends to our shareholders.
For example, the International Safety Management Code (the “ISM Code”) requires vessel managers to develop and maintain an extensive “Safety Management System” (“SMS”) and to obtain a Safety Management Certificate (“SMC”) verifying compliance with its approved SMS and a document of compliance with the ISM Code from the government of each vessel’s flag state. Failure to comply with the ISM Code may lead to withdrawal of the permit to operate or manage the vessels, subject us to increased liability, decrease or suspend available insurance coverage for the affected vessels, or result in a denial of access to, or detention in, certain ports. Each of the vessels in our fleet, Costamare Shipping and each of our sub-managers is ISM Code-certified, although such certifications are subject to change or revocation.
Furthermore, on January 1, 2020, the emissions standard under MARPOL Annex VI for the reduction of sulphur oxides came into force. Compliance with this emissions standard requires either the installation of exhaust gas scrubbers, which allows the vessel to use the existing, less expensive, high sulphur content fuel, or fuel system modification and tank cleaning, which allows the vessel to use more expensive, low sulphur fuel. It is unclear how the emissions standard will affect the employment of vessels in the future, given that the cost of fuel is borne by our charterers for vessels employed on a time charter basis. Our owned vessels that are not equipped with scrubbers may be less competitive compared to vessels that are equipped with scrubbers. As of February 24, 2026, we owned 15 containerships in the water that are equipped with scrubbers. In addition, all our newbuild vessels under construction will be equipped with scrubbers. Ships not equipped with exhaust gas scrubbers may become less competitive (compared with ships equipped with exhaust gas scrubbers that can utilize the less expensive high sulphur fuel), may have difficulty finding employment, may command lower charter hire and/or may need to be scrapped.
In addition, on December 31, 2018, our European Union Member State-flagged (“EU-flagged”) vessels became subject to Regulation (EU) No 1257/2013 of the European Parliament and of the Council of 20 November 2013 on ship recycling (the “EU Ship Recycling Regulation” or “ESRR”) and exempt from the Regulation (EC) No 1013/2006 of the European Parliament and of the Council of 14 June 2006 on shipments of waste (the “European Waste Shipment Regulation” or “EWSR”) which had previously governed their disposal and recycling. The EWSR continues to be applicable to Non-European Union Member State-flagged (“non-EU-flagged”) vessels. As of December 31, 2025, 33 of our 69 vessels in the water were EU-flagged.
Under the ESRR, commercial EU-flagged vessels of 500 gross tonnage and above may be recycled only at shipyards included on the European List of Authorised Ship Recycling Facilities (the “European List”). As of December 31, 2025, all our EU-flagged vessels met this weight specification. The European List presently includes ten facilities in Turkey but no facilities in the major ship recycling countries in Asia. The combined capacity of the

European List facilities may prove insufficient to absorb the total recycling volume of EU-flagged vessels. This circumstance, in tandem with a possible decrease in cash sales, may result in longer wait times for divestment of recyclable vessels as well as downward pressure on the purchase prices offered by European List shipyards. Furthermore, facilities located in the major ship recycling countries generally offer significantly higher vessel purchase prices, and as such, the requirement that we utilize only European List shipyards may negatively impact revenue from the residual values of our vessels.
In addition, the EWSR requires that non-EU-flagged ships departing from European Union ports be recycled solely in Organization for Economic Cooperation and Development (OECD) member countries. In March 2018, the Rotterdam District Court ruled that the sales of four recyclable vessels by third-party Dutch ship owner Seatrade to cash buyers, who then reflagged and resold the vessels to non-OECD country recycling yards, were effectively indirect sales to non-OECD country yards, in violation of the EWSR. As a result, we may be subject to heightened risk of non-compliance, due diligence obligations and costs in instances where we sell older ships to cash buyers for vessel recycling.
Governmental regulation of the shipping industry, particularly in the areas of safety and environmental requirements, is expected to become stricter in the future. We believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will lead to additional compliance obligations, including enhanced risk assessment and security requirements and greater inspection and safety requirements for vessels. To comply with new environmental laws and regulations and other requirements that may be adopted, we may be required to incur significant capital and operational expenditures to keep our vessels in compliance, or to scrap or sell certain vessels entirely. For additional information see “Item 4. Information on the Company B. Business Overview—Risk of Loss and Liability Insurance—Environmental and Other Regulations”.
Climate change and related legislation or regulations may adversely impact our business, including potential financial, operational and physical impacts.
Growing concern about the sources and impacts of global climate change has led to the proposal or enactment of a number of domestic and foreign legislative and administrative measures, as well as international agreements and frameworks, to monitor, regulate and limit carbon dioxide and other greenhouse gas (“GHG”) emissions. Although the Paris Agreement, which was adopted under the UN Framework Convention on Climate Change in 2015, does not specifically require controls on GHG emissions from ships, it is possible that countries will seek to impose such controls as they implement the Paris Agreement or any new treaty that may be adopted in the future. In the European Union, emissions are regulated under the EU Emissions Trading System (the “EU ETS”), an EU-wide trading scheme for industrial GHG emissions. In May 2023, EU ETS regulations were amended in order to include emissions from maritime transport activities in the EU ETS and to require the monitoring, reporting and verification of emissions of additional greenhouse gases and emissions from additional ship types. In January 2024, the EU ETS was extended to cover CO2 emissions from all large ships (of 5,000 gross tonnage and above) entering EU ports, and as of 2026, now applies to methane and nitrous oxide emissions. Further, the EU MRV Regulation 2015/757 was extended last year to cover offshore vessels and general cargo ships of over 400 gross tonnage. Shipping companies will need to buy allowances that correspond to the emissions covered by the system. Additional jurisdictions may adopt similar GHG emissions monitoring and reduction schemes in the future.
The EU has also enacted the FuelEU Maritime Regulation (as defined below), which became effective on January 1, 2025. The regulation established uniform rules imposing a limit on the GHG intensity of the energy used onboard ships arriving at, staying within or departing from ports under the jurisdiction of an EEA country. It also established that from January 1, 2030, containerships and passenger ships will be required to connect to onshore power supply (OPS) or use zero-emission technology while at berth in a port of call under the jurisdiction of a member state. The Regulation requires reductions in the lifecycle GHG intensity of fuel measured on a Well-to-Wake (WtW) basis which will gradually increase over time, beginning with a 2% reduction in 2025, up to 80% by 2050. Both the EU ETS and FuelEU schemes impact the management of our vessels calling to EU ports, increasing the complexity and monitoring of, and costs associated with the operation of vessels and affecting the relationships with our time charterers. While we expect that in most cases, the cost of compliance with these schemes will be borne by our charterers under our time charter agreements, we are subject to counterparty credit risk that the charterers may fail to pay the required allowances, which could have a material adverse effect on our business, results of operations and financial condition.
In addition, as of January 2023, amendments to MARPOL Annex VI require ships to reduce GHG emissions using technological and operational approaches to improve energy efficiency and that provide important building blocks for future GHG emissions reduction measures. Under these regulations, vessels must calculate their Energy Efficiency Existing Ships Index (“EEXI”) and Carbon Intensity Indicator (“CII”), and vessels that receive poor ratings may incur additional regulatory burdens. These and other emission requirements present significant challenges for vessel owners and operators. To address any potential compliance challenges for some of our existing vessels, particularly the older ones, we may incur significant capital expenditures to apply efficiency improvement measures and meet the required EEXI threshold, such as steps associated with shaft/engine power limitation (power optimization), fuel change, energy saving devices and ship replacement. The EEXI and CII regulatory framework may also accelerate the scrapping of older tonnage, while the adoption of a shaft/engine power limitation as a measure to comply with such framework may lead to the continuing prevalence of slow steaming to even lower speeds. This, in turn, could result in the contracting/building of new ships to replace any reduction in capacity.
In July 2023, the International Maritime Organization (“IMO”) adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, a framework for Member States that established new mid-term emissions reduction goals and guidance. In April 2025, at Marine Environment Protection Committee (“MEPC”) 83, MEPC approved the draft legal text of the IMO net-zero framework (“NZF”) to be included as a new chapter in MARPOL Annex VI. The NZF includes a new fuel standard for ships and a global GHG emissions pricing mechanism. These regulations were slated for adoption in October 2025; however MEPC agreed to adjourn the meeting on adoption until October 2026. As a result, the NZF may be subject to further changes. Adoption of the NZF may require us to incur additional capital expenditures to achieve compliance with the proposed regulations.
These requirements and any adoption of additional climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States or other countries where we operate, or any treaty adopted at the international level, that restricts emissions of GHGs could significantly increase our operating costs, including for the purchase of emissions credits or penalties for our ships exceeding GHG emissions intensity requirements or applicable emissions thresholds, require us to make significant financial expenditures, including the installation of pollution controls, or reduce the value of our fleet, as well as have other impacts on our business or operations that we cannot predict with certainty at this time. Even in the absence of climate control legislation and regulations, our business and operations may be materially affected to the extent that climate change results in sea level changes or more intense weather events. For additional information see “Item 4. Information on the Company B. Business Overview—Risk of Loss and Liability Insurance—Environmental and Other Regulations”.
We rely on information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.
The safe and efficient operation of our business including, but not limited to, accounting, billing, disbursement, booking and tracking, vessel scheduling, vessel operations and managing our financial exposure is dependent on computer hardware and software systems, which are operated by our affiliated managers. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry-accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent cybersecurity breaches, the access, capture or alteration of information by criminals, the exposure or exploitation of potential security vulnerabilities, the installation of malware or ransomware, acts of vandalism, computer viruses, misplaced data or data loss. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Failure of critical systems on board a vessel such as failure of its propulsion system or its steering and navigation control systems due to breaches on vessel’s information systems entails a major safety risk and could lead to dangerous situations for the safety of the seafarers on board the vessel, the vessel and potentially threaten the environment. Our managers and service providers also rely on information systems to provide us with their services. Any significant interruption or failure of our, or one of our manager’s or service provider’s, information systems or any significant breach of security could adversely affect our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders. Furthermore, any changes in the nature of cyber threats might require us to adopt additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us, which could subject us to fines, penalties or subject us to litigation which could have an adverse effect on our results of operations and financial condition.
Our vessels have called and we expect will continue to call in ports in South America and other areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims or penalties which could have an adverse effect on our business, results of operations, financial condition, as well as our cash flows, including cash available for dividends to our shareholders.
Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and cause disruption of our business.
International shipping is subject to security and customs inspection and related procedures in countries of origin, destination and certain trans-shipment points. These inspection procedures can result in cargo seizure, delays in the loading, offloading, trans-shipment or delivery of containers, and the levying of customs duties, fines and other penalties against us.
Since the events of September 11, 2001, United States authorities have substantially increased container inspections. Government investment in non-intrusive container scanning technology has grown and there is interest in electronic monitoring technology, including so-called “e-seals” and “smart” containers, that would enable remote, centralized monitoring of containers during shipment to identify tampering with or opening of the containers, along with potentially measuring other characteristics such as temperature, air pressure, motion, chemicals, biological agents and radiation. Also, as a response to the events of September 11, 2001, additional vessel security requirements have been imposed, including the installation of security alert and automatic identification systems on board vessels.
It is unclear what additional changes, if any, to the existing inspection and security procedures may ultimately be proposed or implemented in the future, or how any such changes will affect the industry. It is possible that such changes could impose additional financial and legal obligations on us. Furthermore, changes to inspection and security procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of goods in containers uneconomical or impractical. Any such changes or developments could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.
The operation of our vessels is also affected by the requirements set forth in the International Ship and Port Facilities Security Code (the “ISPS Code”). The ISPS Code requires vessels to develop and maintain a ship security plan that provides security measures to address potential threats to the security of ships or port facilities. Although each of our vessels is ISPS Code-certified, any failure to comply with the ISPS Code or maintain such certifications may subject us to increased liability and may result in denial of access to, or detention in, certain ports. Furthermore, compliance with the ISPS Code requires us to incur certain costs. Although such costs have not been material to date, if new or more stringent regulations relating to the ISPS Code are adopted by the IMO and the flag states, these requirements could require significant additional capital expenditures or otherwise increase the costs of our operations.
Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.
A government of the jurisdiction where one or more of our vessels are registered could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes its owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a ship and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would expect to be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment, if any, would be uncertain. Government requisition of one or more of our vessels may cause us to breach covenants in certain of our credit facilities, and could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.

Acts of piracy and attacks on ocean-going vessels could adversely affect our business.
Acts of piracy and attacks have historically affected ocean-going vessels trading in certain regions of the world, such as the South China Sea, the Malacca Strait, the Red Sea, the Gulf of Aden, the Persian Gulf and the Arabian Sea. Piracy continues to occur in the Gulf of Aden, off the coast of Somalia, West Africa, and increasingly in the Gulf of Guinea. Furthermore, the seizures and attacks by the Houthi and Iran on commercial vessels in the Red Sea, Gulf of Aden, the Persian Gulf and the Arabian Sea have impacted seaborne trade as many companies have decided to reroute vessels to avoid the Suez Canal and Red Sea. We consider potential acts of piracy to be a material risk to the international shipping industry, and protection against this risk requires vigilance. Our vessels regularly travel through regions where pirates are active. Crew costs could also increase in such circumstances. In the event that a vessel is seized and remains in captivity for a period exceeding 180 days, the charterers will terminate the charter and the insurance cover will expire. We may not be adequately insured to cover losses from acts of terrorism, piracy, regional conflicts and other armed actions, which could have a material adverse effect on our results of operations, financial condition and ability to pay dividends.
Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.
The operation of any vessel includes risks such as mechanical failure, collision, fire, contact with floating objects, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of a marine disaster, including oil spills and other environmental incidents. There are also liabilities arising from owning and operating vessels in international trade. We procure insurance for our fleet of containerships in relation to risks commonly insured against by vessel owners and operators. Our current insurance includes (i) hull and machinery insurance covering damage to our and third-party vessels’ hulls and machinery, (ii) war risks insurance covering losses associated with the outbreak or escalation of hostilities and (iii) protection and indemnity insurance (which includes environmental damage) covering, among other things, third-party and crew liabilities such as expenses resulting from the injury or death of crew members, passengers and other third parties, the loss or damage to cargo, third-party claims arising from collisions with other vessels, damage to other third-party property and pollution arising from oil or other substances.
We can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement vessel in the event of a loss of a vessel. Under the terms of our credit facilities, we are subject to restrictions on the use of any proceeds we may receive from claims under our insurance policies. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. For example, more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of insurance against risks of, environmental damage or pollution. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage. There is no cap on our liability exposure for such calls or premiums payable to our protection and indemnity association. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs. A catastrophic oil spill or marine disaster could exceed our insurance coverage, which could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our shareholders. Any uninsured or underinsured loss could harm our business and financial condition. In addition, the insurance may be voidable by the insurers as a result of certain actions, such as vessels failing to maintain required certification.
We do not carry loss of hire insurance. Loss of hire insurance covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled dry-docking due to damage to the vessel from accidents. Accordingly, any loss of a vessel or any extended period of vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our shareholders.
Our charterers may engage in legally permitted trading in locations which may still be subject to sanctions or boycott, such as Iran. Our insurers may be contractually or by operation of law prohibited from honoring our insurance contract for such trading, which could result in reduced insurance coverage for losses incurred by the related vessels. Furthermore, our insurers and we may be prohibited from posting or otherwise be unable to post security in respect of any incident in such locations, resulting in the loss of use of the relevant vessel and negative publicity for our Company which could negatively impact our business, results of operations, cash flows and share price.
Maritime claimants could arrest our vessels, which could interrupt our cash flows.
Crew members, suppliers of goods and services to a vessel, shippers or receivers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages, including, in some jurisdictions, for debts incurred by previous owners. In many jurisdictions, a maritime lien-holder may enforce its lien by arresting a vessel. The arrest or attachment of one or more of our vessels, if such arrest or attachment is not timely discharged, could cause us to default on a charter or breach covenants in certain of our credit facilities, could interrupt our cash flows and could require us to pay large sums of money to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our vessels or to Costamare Bulkers’ vessels or to other vessels privately owned or controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos. Any of these occurrences could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.
Compliance with safety and other requirements imposed by classification societies may be very costly and may adversely affect our business.
The hull and machinery of every commercial vessel must be classed by a classification society. The classification society certifies that the vessel has been built and maintained in accordance with the applicable rules and regulations of the classification society. Every vessel must comply with all applicable international conventions and the regulations of the vessel’s flag state as verified by a classification society and must successfully undergo periodic surveys, including annual, intermediate and special surveys. If any vessel does not maintain its class, it will lose its insurance coverage and therefore will be unable to trade, and the vessel’s owner will be in breach of relevant covenants under its financing arrangements. Failure to maintain the class of one or more of our vessels could have a material adverse effect on our financial condition and results of operations, as well as our cash flows, including cash available to pay dividends to shareholders.
Our business depends upon certain members of our senior management who may not necessarily continue to work for us.
Our future success depends to a significant extent upon our chairman and chief executive officer, Konstantinos Konstantakopoulos, certain members of our senior management and our managers and service providers. Mr. Konstantakopoulos has substantial experience in the container shipping industry and has worked with us and our managers for many years. He, our managers and certain of our senior management team are crucial to the execution of our business strategies and to the growth and development of our business. If these individuals were no longer to be affiliated with us or our managers, or if we were to otherwise cease to receive services from them, we may be unable to recruit other employees with equivalent talent and experience, which could have a material adverse effect on our financial condition and results of operations.
Our arrangements with our chief executive officer restrict his ability to compete with us, and such restrictive covenants generally may be unenforceable.
Konstantinos Konstantakopoulos, our chairman and chief executive officer, entered into a restrictive covenant agreement with us on November 3, 2010, which was most recently amended and restated on June 26, 2025, under which, during the period of Mr. Konstantakopoulos’ employment or service with us and for six months thereafter, Mr. Konstantakopoulos will agree to restrictions on his ownership and acquisition of interests in any containership, and any business involved in the ownership of containerships, subject to certain exceptions, including (i) pursuant to his involvement with us, (ii) with respect to certain acquisitions that we are first given the opportunity to make and (iii) interests acquired prior to entering into the restrictive covenant agreement.
Konstantinos Konstantakopoulos has also agreed that if one of our vessels and a vessel majority owned directly or indirectly by him are both available and meet the criteria for an available charter, our vessel will be offered such charter. Such priority chartering obligation currently applies in respect of one containership privately owned or controlled by Mr. Konstantakopoulos, but does not apply to five containerships owned by companies in which Mr. Konstantakopoulos holds a passive interest, including one containership where one of our non-independent board members also holds a minority interest. This could give rise to a conflict of interest, which could adversely impact our results of operations.
We also cannot rule out the possibility that our board of directors will grant waivers to the restrictive covenant agreement. These restrictions have been waived by the board of directors or do not apply with respect to six containerships in which Konstantinos Konstantakopoulos has an interest, with no such waivers occurring in the year ending December 31, 2025. For more information on the restrictive covenant agreement, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Konstantinos Konstantakopoulos Restrictive Covenant Agreement”.
In addition, the restrictive covenant agreement is governed by English law, and English law generally does not favor the enforcement of such restrictions which are considered contrary to public policy and facially are void for being in restraint of trade. Our ability to enforce these restrictions, should it ever become necessary, will depend upon us establishing that there is a legitimate proprietary interest that is appropriate to protect, and that the protection sought is no more than is reasonable, having regard to the interests of the parties and the public interest. We cannot give any assurance that a court would enforce the restrictions as written by way of an injunction or that we could necessarily establish a case for damages as a result of a violation of the restrictive covenants agreement.
Our chairman and chief executive officer has affiliations with our managers and others that could create conflicts of interest between us and our managers or other entities in which he has an interest.
Pursuant to the Framework Agreement between Costamare Shipping Company S.A. (“Costamare Shipping”) and us dated November 2, 2015, as most recently amended and restated on May 6, 2025 (the “Framework Agreement”), the Services Agreement between Costamare Shipping Services Ltd. (“Costamare Services”) and our vessel-owning subsidiaries dated November 2, 2015, as most recently amended and restated on May 6, 2025 (the “Services Agreement”) and the separate ship-management agreements pertaining to each vessel, our managers provide us with, among other things, commercial, technical and other services. Costamare Shipping and Costamare Services are controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos alone or together with a member of his family.
As of February 24, 2026, Costamare Shipping is also the manager of one container vessel privately owned by our chairman and chief executive officer. Additionally, Costamare Services provides post fixture services in respect of one container vessel partly owned by our chairman and chief executive officer. Starting in 2024, certain of our vessel-owning subsidiaries appointed Navilands Container Management Ltd. (“Navilands”) as manager to provide their vessels, together with Costamare Shipping, with technical, crewing, commercial, provisioning, bunkering, sale and purchase, accounting and insurance services pursuant to separate ship-management agreements between each of our vessel-owning subsidiaries and Navilands. Navilands may subcontract certain services to and enter into a relevant sub-management agreement with Navilands (Shanghai) Containers Management Ltd. (“Navilands (Shanghai)”). Starting in January 2026, our vessel-owning subsidiaries have appointed Navilands Maritime Services Ltd. (“Navilands Maritime”) to provide purchasing services and support services in relation to vessel maintenance, repairs and dry-docking as requested. Navilands, Navilands (Shanghai) and Navilands Maritime are controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos, and a non-independent board member is a minority shareholder.
In addition, our chairman and chief executive officer, Konstantinos Konstantakopoulos, owns 50% of Blue Net Chartering GmbH & Co. KG (“Blue Net”) which provides charter brokerage services to our containerships under a brokerage agreement (the “Brokerage Agreement”) and of Blue Net Chartering Asia Pte. Ltd. (“Blue Net Asia”) which provides charter brokerage services to our containerships on a case by case basis. Blue Net does not provide its services to the vessels for which charter brokerage services are being provided by Blue Net Asia. The terms of the Framework Agreement, the Services Agreement, the separate ship management agreements and the Brokerage Agreement were not negotiated at arm’s length by non-related third parties. Accordingly, the terms may be less favorable to the Company than if such terms were obtained from a non-related third party. See “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management and Services Agreements”.

Additionally, Konstantinos Konstantakopoulos, our chairman and chief executive officer, is the owner as of February 24, 2026 of approximately 28.9% of our common stock. Mr. Konstantakopoulos also holds 1,200 shares of the new Series F Preferred Stock which entitle its holder to 50,000 votes per share, and accordingly he effectively holds 52.5% of the voting power in the Company. This relationship could create conflicts of interest between us, on the one hand, and our affiliated managers or service providers, on the other hand. These conflicts, which are addressed in the Framework Agreement, the Services Agreement, the separate ship management agreements, the Brokerage Agreement and the restrictive covenant agreement between us and our chairman and chief executive officer, may arise in connection with the chartering, purchase, sale and operation of the vessels in our fleet versus vessels owned or chartered-in by other companies, including companies affiliated with our chairman and chief executive officer. These conflicts of interest may have an adverse effect on our results of operations. See “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet”, “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions— Restrictive Covenant Agreements” and “Item 10. Additional Information—B. Memorandum and Articles of Association— Series F Preferred Stock”.
In addition, in connection with Costamare’s investment in the leasing business, Neptune entered into an Amended and Restated Management Services Agreement (the “Neptune Management Agreement”) with Neptune Global Financing Limited (the “Neptune Manager”). The Neptune Manager is 51% owned by Konstantinos Konstantakopoulos. The terms of the Neptune Management Agreement were not negotiated at arm’s length by non-related third parties. Accordingly, the terms may be less favorable to the Company than if such terms were obtained from a non-related third party. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Neptune Management Agreement”.
Our chairman and chief executive officer, Konstantinos Konstantakopoulos, privately owns one containership (which is comparable to two of our vessels) and holds a passive interest in certain companies that own five containerships (which are comparable to 22 of our vessels), including one containership where one of our non-independent board members also holds a minority interest. Both Mr. Konstantakopoulos and the non-independent board member may acquire additional vessels. These vessels may compete with the Company’s vessels for chartering opportunities. These investments were entered into following the review and approval of our audit committee and board of directors. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Other Transactions”.
Costamare Bulkers may compete in the international containership industry, and we may compete in the international dry bulk shipping industry moving forward which could result in conflicts of interest.
Following the completion of the Spin-Off, Costamare Bulkers owned only dry bulk vessels and the dry bulk operating platform under CBI, and we owned only containerships and our leasing business under NML. While we do not currently have plans to expand outside of the containership industry into other international shipping sectors, such as the dry bulk shipping industry, there can be no assurances that we will not do so in the future.
While the Separation and Distribution Agreement includes certain restrictions on our ability to operate in the dry bulk shipping industry, Costamare Bulkers is not similarly restricted with respect to the containership industry. For example, the Separation and Distribution Agreement restricts us from acquiring or owning dry bulk vessels or a controlling interest in a business that owns such vessels without offering Costamare Bulkers the opportunity to acquire such dry bulk vessels. Only if Costamare Bulkers is not willing or able to acquire such dry bulk vessels under the terms of the Separation and Distribution Agreement, are we then free to own, operate and charter such dry bulk vessels. Costamare Bulkers’ ability to own containership vessels and to acquire or invest in a business that owns such vessels is not so restricted, and we do not have a similar right of first refusal.
Additionally, in the event Costamare Bulkers enters the international containership industry or we enter the international dry bulk shipping industry, conflicts of interest may arise from the following relationships:
•
our affiliated managers have substantially similar contractual relationships with Costamare Bulkers as they have with us, which does not include any restrictions on offering dry bulk or containership opportunities to Costamare Bulkers before us or to us before Costamare Bulkers,

•	certain members of our board of directors and our management are also members of the board of directors or management of Costamare Bulkers, and
•	our major shareholders, Konstantinos Konstantakopoulos and members of his family, are also major shareholders of Costamare Bulkers.

Such potential conflicts of interest, as well as Costamare Bulkers’ activity in the international containership industry, could have an adverse effect on the results of our operations.
Certain of our managers are permitted to, and are actively seeking to, provide management services to vessels owned by third parties that compete with us, which could result in conflicts of interest or otherwise adversely affect our business.
Costamare Shipping and Costamare Services provide and may provide in the future management services and other services in respect of vessels owned by Costamare Bulkers, as well as entities controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos, or members of his family and their affiliates that are similar to and may compete with our vessels. V.Ships Greece, Navilands, Navilands (Shanghai), HanseContor Shipmanagement GmbH & Co. KG (“HanseContor”) and F. A. Vinnen & Co. (GmbH & Co. KG) (“Vinnen”) provide or may provide services to third parties. Blue Net and Blue Net Asia provide brokerage services to third-party vessels, including vessels that are similar to and compete with our vessels. These third-party vessels include vessels owned by Peter Döhle Schiffahrts- KG, a German integrated ship owner and manager, which also controls 50% of Blue Net and Blue Net Asia. Our managers’ provision of management services to third parties, including related parties, that may compete with our vessels could give rise to conflicts of interest or adversely affect the ability of these managers to provide the level of service that we require. Conflicts of interest with respect to certain services, including sale and purchase and chartering activities, among others, may have an adverse effect on our results of operations.
Our managers are privately held companies and there is little or no publicly available information about them.
The ability of our managers to continue providing services for our benefit will depend in part on their own financial strength. Circumstances beyond our control could impair our managers’ financial strength, and because they are privately held companies, information about their financial strength is not publicly available. As a result, an investor in our stock might have little advance warning of problems affecting any of our managers, even though these problems could have a material adverse effect on us. As part of our reporting obligations as a public company, we will disclose information regarding our managers that has a material impact on us to the extent that we become aware of such information.
We depend on our managers to operate and expand our business and compete in our markets.
Pursuant to the Framework Agreement, the Services Agreement and the separate ship-management agreements pertaining to each vessel, our managers provide us with, among other things, commercial, technical and other services. See “Item 4. Information on the Company—B. Business Overview—Management of Our Fleet” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management and Services Agreements”. Our operational success and ability to execute our growth strategy depends significantly upon our managers’ satisfactory performance of these services. Our business will be harmed if such entities fail to perform these services satisfactorily or if they stop providing these services.
Costamare Shipping, one of our managers, also owns the Costamare trademarks, which consist of the name “COSTAMARE” and the Costamare logo, and has agreed to license each trademark to us on a royalty free basis for the life of the Framework Agreement. If the Framework Agreement or the Services Agreement were to be terminated or if their terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than the ones offered by our managers.
Our ability to compete for and enter into new time charters or potential voyage charters and to expand our relationships with our existing charterers depends largely on our relationship with our managers and their reputation and relationships in the shipping industry. If our managers suffer material damage to their reputation or relationships, it may harm the ability of us or our subsidiaries to:
•	renew existing charters upon their expiration;
•	obtain new charters;
•	successfully enter into sale and purchase transactions and interact with shipyards;
•	obtain financing and other contractual arrangements with third parties on commercially acceptable terms (therefore potentially increasing operating expenditure for the fleet);

•	maintain satisfactory relationships with our charterers and suppliers;
•	operate our fleet efficiently; or
•	successfully execute our business strategies.
If our ability to do any of the things described above is impaired, it could have a material adverse effect on our financial condition and results of operations, as well as our cash flows.
Our affiliated managers and our executives are employed by or provide certain services to other companies, including Costamare Bulkers, which may negatively affect our operations.
Costamare Shipping provides commercial, technical and other services to vessel-owning subsidiaries of Costamare Bulkers and to companies controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos. Costamare Services provides the vessel-owning subsidiaries of Costamare Bulkers with chartering, sale and purchase, insurance and certain representation and administrative services and is controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos, and a member of his family. Further, our directors and members of senior management are not required to work full-time on our affairs, and certain of our executives are employed by or provide their services to other companies.
For example, Konstantinos Konstantakopoulos, our chairman and chief executive officer, and Gregory Zikos, our chief financial officer, are employed by and provide their services to Costamare Shipping and Costamare Services. Gregory Zikos also serves as the chief executive officer of Costamare Bulkers. These other business activities may create conflicts of interest in matters involving or affecting us and it is not certain that any of these conflicts will be resolved in our favor. This could also detract from the time and attention that our affiliated managers and our executives can dedicate to our business and their obligations to us. If any of our executives or our affiliated managers are unable to devote sufficient time to managing our business, this could have a material adverse effect on our operations and financial results.
Being active in two lines of business requires management to allocate significant attention and resources, and failure to successfully or efficiently manage each line of business may harm our business and operating results.
In the first quarter of 2023 we entered into a leasing business. See “Item 4. Information on the Company—Business Overview—General.” Our management team must devote significant attention and resources to different lines of business, and the time spent on each business will vary significantly from time to time depending on various circumstances and needs of each business. Each business requires significant attention from our management and could divert resources away from the day-to-day management of the other business, which could harm our business, results of operations, and financial condition.
Our vessels may call at ports located in countries that are subject to restrictions imposed by the United Nations, the United States government, the European Union, the United Kingdom and other governments, which could negatively affect the trading price of our shares of common stock.
The United Nations, the United States, the European Union, the United Kingdom and other governments and their agencies impose sanctions and embargoes on certain countries and maintain lists of countries, individuals or entities they consider to be state sponsors of terrorism, involved in prohibited development of certain weapons or engaged in human rights violations. From time to time on charterers’ instructions, our vessels have called and may again call at ports located in countries that have been subject to sanctions and embargoes imposed by the United Nations, the United States, the European Union, the United Kingdom and other governments and their agencies, including ports in Iran, Syria and Sudan.
The sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended, strengthened or lifted over time. The United States sanctions administered by the Office of Foreign Assets Control (“OFAC”) of the U.S. Department of the Treasury principally apply, with limited exception, to U.S. persons (defined as any United States citizen, permanent resident alien, entity organized under the laws of the United States or any jurisdiction within the United States, or any person in the United States) only, not to non-U.S. companies. The United States can, however, extend sanctions liability to non-U.S. persons, including non-U.S. companies, such as our Company.

For example, in 2010, the United States enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies, such as the Company, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. The Secretary of the Treasury may prohibit any transactions or dealings, including any U.S. capital markets financing, involving any person found to be in violation of Executive Order 13608. Also in 2012, the U.S. enacted the Iran Threat Reduction and Syria Human Rights Act of 2012 (the “ITRA”), which created new sanctions and strengthened existing sanctions. Among other things, the ITRA intensifies sanctions regarding the provision of goods, services, infrastructure or technology to Iran’s petroleum or petrochemical sector. The ITRA also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person’s vessels from U.S. ports for up to two years. The ITRA also includes a requirement that issuers of securities must disclose to the SEC in their annual and quarterly reports filed after February 6, 2013 if the issuer or “any affiliate” has “knowingly” engaged in certain sanctioned activities involving Iran during the timeframe covered by the report. In January 2013, the U.S. enacted the Iran Freedom and Counter-Proliferation Act of 2012 (the “IFCA”), which expanded the scope of U.S. sanctions on any person that is part of Iran’s energy, shipping or shipbuilding sector and operators of ports in Iran, and imposes penalties on any person who facilitates or otherwise knowingly provides significant financial, material or other support to these entities.
In 2022, in response to the ongoing conflict in Ukraine, the United States and several European countries imposed various economic sanctions against Russia, prohibitions on imports of Russian energy products, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal, prohibitions on the maritime transport of Russian oil and petroleum products that are purchased at or above a certain price, and prohibitions on investments in the Russian energy sector by U.S. persons, among other restrictions. Additionally, the ongoing conflict could result in the imposition of further economic sanctions by the United States and the European Union against Russia.
The United States can also remove sanctions it has previously imposed. On January 16, 2016, the United States suspended certain sanctions against Iran applicable to non-U.S. companies, such as the Company, pursuant to the nuclear agreement reached between Iran, China, France, Germany, Russia, the United Kingdom, the United States and the European Union. To implement these changes, beginning on January 16, 2016, the United States waived enforcement as to non-U.S. companies of many of the sanctions against Iran’s energy and petrochemical sectors described above, among other things, including certain provisions of CISADA, ITRA, and IFCA. However, in May 2018, the United States announced its withdrawal from the Joint Comprehensive Plan of Action and almost all of the U.S. sanctions waived and lifted in January 2016 were reinstated in August 2018 and November 2018, respectively. In addition, in May 2019 and January 2020, additional sectors of the Iranian economy became subject to sanctions. The May 2019 sanctions targeted the iron, steel, aluminum and copper sectors of Iran, and the January 2020 sanctions targeted the construction, mining, manufacturing and textiles sectors of Iran. These sanctions also encompass significant transactions to sell, supply or transfer to Iran goods or services related to the aforementioned sanctioned sectors.
From January 2011 through December 2025, vessels in our fleet (including those owned pursuant to the Framework Deed (as defined below) but excluding vessels related to our discontinued operations) made a total of 206 calls to ports in Iran, Syria and Sudan, representing approximately 0.31% of our approximately 67,479 calls on worldwide ports, and may again call on ports located in countries subject to sanctions and embargoes imposed by the United States government as state sponsors of terrorism. However, in 2025, 2024 and 2023, none of our vessels made any calls to ports in Cuba, Iran, North Korea, Syria or Sudan. Although we believe that we were and are in compliance with all applicable sanctions and embargo laws and regulations through the implementation of a Company-wide sanctions policy, and intend to continue to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be expanded and subject to changing interpretations. Any such violation could result in fines or other penalties, could limit our ability to trade to the United States and other countries or charter our vessels, could limit our ability to obtain financing and could result in some investors deciding, or being required, to divest their interest, or not to invest, in the Company. In addition, if we have a casualty in sanctioned locations, including Iran, our underwriters may not provide required security, which could lead to the detention and subsequent loss of our vessel and the imprisonment of our crew, and our insurance policies may not cover the costs and losses associated with the incident. Additionally, some investors may decide to divest their interest, or not to invest, in the Company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that may involve our vessels, and could result in fines or other penalties against the Company for failing to prevent those violations, could limit our ability to trade to the United States and other countries or charter our vessels, could limit our ability to obtain financing and could, in turn, negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.
Further, on January 7, 2025, the U.S. Department of Defense released an update to its list of “Chinese military companies” that are “operating directly or indirectly in the United States” in accordance with Section 1260H of the National Defense Authorization Act for Fiscal Year 2021. Effective June 30, 2026, entities on this list and their controlled affiliates will be prohibited from entering into contracts with the U.S. Department of Defense for the procurement of goods, services, or technology, and effective June 30, 2027, the U.S. Department of Defense will be prohibited from purchasing goods or services produced or developed by entities on the list indirectly through third parties. In addition, entities on the list and their subsidiaries are prohibited from receiving contracts or other funding from the U.S. Department of Homeland Security. While the legal impact of being included in the list is relatively limited, such inclusion may have a material adverse effect on our reputation and our business opportunities. No entities of the Company are currently on the list. If we were included on a more restrictive sanctions list imposed by the U.S. government in the future, our ability to conduct business with U.S. companies could be further affected, which may have a material adverse effect on our business and results of operations.
Failure to comply with the U.S. Foreign Corrupt Practices Act and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.
We may operate in a number of countries through the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in compliance with the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”). We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.
We are a Marshall Islands corporation, and the Marshall Islands does not have a well-developed body of corporate law or a bankruptcy act, and as a result, shareholders may have fewer rights and protections under Marshall Islands law than under the laws of a jurisdiction in the United States.
Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act (the “BCA”). The provisions of the BCA are similar to provisions of the corporation laws of a number of states in the United States, most notably Delaware. The BCA also provides that it is to be applied and construed to make it uniform with the laws of Delaware and other states of the United States that have substantially similar legislative provisions or statutory laws. In addition, so long as it does not conflict with the BCA or decisions of the Marshall Islands courts, the BCA is to be interpreted according to the non-statutory law (or case law) of the State of Delaware and other states of the United States that have substantially similar legislative provisions or statutory laws. There have been, however, few court cases in the Marshall Islands interpreting the BCA, in contrast to Delaware, which has a well-developed body of case law interpreting its corporate law statutes. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as the courts in

Delaware or such other states of the United States. For example, the rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in the relevant U.S. jurisdictions. Shareholder rights may differ as well. As a result, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.
The Marshall Islands has no established bankruptcy act, and as a result, any bankruptcy action involving our company would have to be initiated outside the Marshall Islands, and our public shareholders may find it difficult or impossible to pursue their claims in such other jurisdictions.
It may be difficult or impossible to enforce service of process and judgments against us and our officers and directors.
We are a Marshall Islands corporation and all of our subsidiaries are, and will likely be, incorporated in jurisdictions outside the United States. In addition, our executive offices are located outside of the United States in Monaco. All of our directors and officers reside outside of the United States, and all or a substantial portion of our assets and the assets of most of our officers and directors are, and will likely be, located outside of the United States. As a result, it may be difficult or impossible for U.S. investors to serve legal process within the United States upon us or any of these persons or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our or our subsidiaries’ assets are located (1) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.
There is also substantial doubt that the courts of the Marshall Islands or Monaco would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.
Risks Relating to our Securities
The price of our securities may be volatile and future sales of our equity securities could cause the market price of our securities to decline.
The price of our equity securities has been and may continue to be volatile and may fluctuate due to various factors including:
•	actual or anticipated fluctuations in quarterly and annual results;
•	fluctuations in the seaborne transportation industry, particularly in the containership market;
•	our payment of dividends;
•	mergers and strategic alliances in the shipping industry;
•	changes in governmental regulations or maritime self-regulatory organization standards;
•	shortfalls in our operating results from levels forecasted by securities analysts;
•	announcements concerning us or our competitors;
•	general economic conditions;
•	terrorist acts;
•	future sales of our stock or other securities;
•	investors’ perceptions of us and the international shipping industry;
•	the general state of the securities markets; and
•	other developments affecting us, our industry or our competitors.
The shipping industry and associated derivatives markets are highly unpredictable and volatile. Securities markets worldwide are experiencing significant price and volume fluctuations. The market price for our securities may also be volatile. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our securities in spite of our operating performance. Consequently, you may not be able to sell our securities at prices equal to or greater than those at which you pay or paid.
Furthermore, sales of a substantial number of shares of our equity securities in the public market, or the perception that these sales could occur, may depress the market price for our securities. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.
On July 6, 2016, we implemented a dividend reinvestment plan (the “Dividend Reinvestment Plan”) that offers holders of our common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in our common stock. Subject to the rules of the NYSE, in the future, we may issue, in addition to the shares to be issued under our Dividend Reinvestment Plan and the shares to be issued under the Services Agreement, additional shares of common stock, and other equity securities of equal or senior rank, without shareholder approval, in a number of circumstances.
During the year ended December 31, 2025, we have issued 31,096 new shares under the Dividend Reinvestment Plan. In addition, during the year ended December 31, 2025, we have issued 598,400 common shares to Costamare Services in payment of services rendered under the Services Agreement.
The issuance by us of additional shares of common stock or other equity securities of equal or senior rank would have the following effects:
•	our existing shareholders’ proportionate ownership interest in us will decrease;
•	the dividend amount payable per share on our securities may be lower;
•	the relative voting strength of each previously outstanding share may be diminished; and
•	the market price of our securities may decline.
Our major shareholders also may elect to sell large numbers of shares held by them from time to time. The number of shares of common stock and Listed Preferred Stock available for sale in the public market will be limited by restrictions applicable under securities laws, and agreements that we and our executive officers, directors and existing shareholders may enter into with the underwriters at the time of an offering. Subject to certain exceptions, these agreements generally restrict us and our executive officers, directors and existing shareholders from directly or indirectly offering, selling, pledging, hedging or otherwise disposing of our equity securities or any security that is convertible into or exercisable or exchangeable for our equity securities and from engaging in certain other transactions relating to such securities for an agreed period after the date of an offering prospectus without the prior written consent of the underwriters.
Our ability to pay dividends or to redeem our Listed Preferred Stock may be limited by the amount of cash we generate from operations following the payment of fees and expenses, by the establishment of any reserves, by restrictions in our debt instruments and by additional factors unrelated to our profitability.
The declaration and payment of dividends (including cumulative dividends payable to the holders of our Listed Preferred Stock) is subject to the discretion of our board of directors and the requirements of Marshall Islands law. The timing and amount of any dividends declared will depend on, among other things (a) our earnings, financial condition, cash flow and cash requirements, (b) our liquidity, including our ability to obtain debt and/or equity financing on acceptable terms as contemplated by our vessel acquisition strategy, (c) restrictive covenants in our existing and future debt instruments and (d) provisions of Marshall Islands law governing the payment of dividends.
The international shipping industry and associated derivatives markets are highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends or to redeem our Listed Preferred Stock in any period. Also, there may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends or the redemption of our Listed Preferred Stock and our obligation to pay dividends to holders of our Listed Preferred Stock will reduce the amount of cash available for the payment of dividends to holders of our common stock. The amount of cash we generate from and use in our operations and the actual amount of cash we will have available for dividends and redemptions may fluctuate significantly based upon, among other things:
•	the charter hire payments we obtain from our charters as well as our ability to charter or re-charter our vessels and the charter rates obtained;
•	the due performance by our charterers and other counterparties of their obligations;

•	our fleet expansion strategy and associated uses of our cash and our financing requirements;
•	delays in the delivery of newbuild vessels and the beginning of payments under charters relating to those vessels;
•	the level of our operating costs, such as the costs of crews, vessel maintenance, lubricants and insurance;
•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled dry-docking of our vessels;
•	disruptions related to an epidemic or pandemic;
•
prevailing global and regional economic and political conditions, including the conflict between Russia and Ukraine, the conflict between Israel and Hamas and related conflicts in the Middle East and the Red Sea crisis;

•	changes in interest rates;
•	currency exchange rate fluctuations;
•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business;
•	the requirements imposed by classification societies;
•	the level of capital expenditures we make, including for maintaining or replacing vessels and complying with regulations;
•	the level of capital requirements of our leasing business;
•	our debt service requirements, including fluctuations in interest rates, and restrictions on distributions contained in our debt instruments;
•	fluctuations in our working capital needs;
•	our ability to make, and the level of, working capital borrowings;
•	changes in the basis of taxation of our activities in various jurisdictions;
•	modification or revocation of our dividend policy by our board of directors;
•	the ability of our subsidiaries to pay dividends and make distributions to us; and
•	the amount of any cash reserves established by our board of directors.
The amount of cash we generate from our operations may differ materially from our net income or loss for the period, which will be affected by non-cash items. We may incur other expenses or liabilities that could reduce or eliminate the cash available for distribution as dividends or redemptions.
In addition, our credit facilities prohibit the payment of dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividends. For more information regarding our financing arrangements, please read “Item 5. Operating and Financial Review and Prospects”.
Our management is required to devote substantial time to complying with public company regulations.
As a public company, we incur significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) as well as rules subsequently adopted by the SEC and the New York Stock Exchange (“NYSE”), including the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank”), have imposed various requirements on public companies, including in respect of corporate governance practices. Our directors, management and other personnel devote a substantial amount of time to comply with these requirements and compliance with these rules and regulations relating to public companies results in legal and financial compliance costs.
Sarbanes-Oxley requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting and disclosure controls and procedures. In particular, under Section 404 of Sarbanes-Oxley, we are required to include in each of our annual reports on Form 20-F a report containing our management’s assessment of the effectiveness of our internal control over financial reporting and a related attestation of our independent auditors. We have undertaken the required review to comply with Section 404, including the documentation, testing and review of our internal controls under the direction of our management. While we did not identify any material weaknesses or significant deficiencies in our internal controls under the current assessment, we cannot be certain at this time that all our controls will be considered effective in future assessments. Therefore, we can give no assurances that our internal control over financial reporting will satisfy regulatory requirements in the future.
Changes to the definition of “foreign private issuer” under the securities laws of the United States could cause us to lose our FPI status and become subject to increased regulatory and reporting burdens.
We currently qualify as a “foreign private issuer” or “FPI” under the securities laws of the United States and the rules of the NYSE, which entitles us to certain exemptions from disclosure, corporate governance and reporting requirements imposed on U.S. domiciled registrants. On June 4, 2025, the SEC published a concept release soliciting public comment on whether to amend the eligibility criteria for FPI status, and on December 18, 2025, the Holding Foreign Insiders Accountable Act (the “HFIAA”) was enacted, which will require our directors and officers to comply with the share ownership and transaction reporting obligations of Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by March 18, 2026. The concept release outlines several potential approaches to narrow FPI eligibility, including updating the existing shareholder and business contacts tests, adding minimum non-U.S. trading volume requirements or requiring incorporation in jurisdictions with robust regulatory frameworks. If the SEC were to adopt any of these approaches, we may no longer qualify as a FPI and would become subject to similar regulatory and reporting requirements applicable to U.S. domestic issuers. Compliance with these additional requirements may require us to incur material additional costs.
We are a “foreign private issuer” under the NYSE rules, and as such we are entitled to exemption from certain NYSE corporate governance standards, and you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.
As a “foreign private issuer”, we are subject to less stringent corporate governance requirements under the NYSE rules. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE.
As permitted by this exemption, as well as by our bylaws and the laws of the Marshall Islands, we currently have a board of directors with a majority of non-independent directors, an audit committee comprised solely of two independent directors and a combined corporate governance, nominating and compensation committee with one non-independent director serving as a committee chairman. As a result, non-independent directors, including members of our management who also serve on our board of directors, may, among other things, fix the compensation of our management, make stock and option awards and resolve governance issues regarding our company. Accordingly, in the future you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.
Our Listed Preferred Stock is subordinated to our debt obligations and pari passu with each other, and your interests could be diluted by the issuance of additional shares of preferred stock, including additional Series B, Series C and Series D Preferred Stock, and by other transactions.
Our Listed Preferred Stock is subordinated to all of our existing and future indebtedness. As of December 31, 2025, we had outstanding indebtedness, including our other financing arrangements, of approximately $1.5 billion. Our existing indebtedness restricts, and our future indebtedness may include restrictions on, our ability to pay dividends to preferred stockholders. Our charter currently authorizes the issuance of up to 100 million shares of preferred stock in one or more classes or series. Of this preferred stock, approximately 80.0 million shares remain available for issuance after giving effect to the designation of 10 million shares as Series A Participating Preferred Stock in connection with our adoption of a shareholder rights plan, the issuance of two million shares as Series B Preferred Stock, the issuance of four million shares as Series C Preferred Stock, the issuance of four million shares as Series D Preferred Stock and the issuance of 1,200 shares of Series F Preferred Stock. The issuance of additional preferred stock on a parity with, or senior to, our Listed Preferred Stock would dilute the interests of the holders of our Listed Preferred Stock, and any issuance of preferred stock senior to or on a parity with our Listed Preferred Stock or of additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our Listed Preferred Stock. No provisions relating to our Listed Preferred Stock protect the holders of our Listed Preferred Stock in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all our assets or business, which might adversely affect the holders of our Listed Preferred Stock.

Holders of Series B, Series C and Series D Preferred Stock have extremely limited voting rights.
Our common stock and our Series F Preferred Stock are the only classes of our stock carrying full voting rights. Holders of the Listed Preferred Stock generally have no voting rights except (1) in respect of amendments to the Articles of Incorporation which would adversely alter the preferences, powers or rights of the Listed Preferred Stock or (2) in the event that the Company proposes to issue any parity stock if the cumulative dividends payable on outstanding Listed Preferred Stock are in arrears or any senior stock. However, if and whenever dividends payable on the Listed Preferred Stock are in arrears for six or more quarterly periods, whether or not consecutive, holders of Listed Preferred Stock (for this purpose the Series B, Series C and Series D Preferred Stock will vote together as a single class with all other classes or series of parity stock upon which like voting rights have been conferred and are exercisable) will be entitled to elect one additional director to serve on our board of directors, and the size of our board of directors will be increased as needed to accommodate such change (unless the size of our board of directors already has been increased by reason of the election of a director by holders of parity stock upon which like voting rights have been conferred and with which the Listed Preferred Stock voted as a class for the election of such director). The right of such holders of Listed Preferred Stock to elect a member of our board of directors will continue until such time as all accumulated and unpaid dividends on the Listed Preferred Stock have been paid in full.
The Listed Preferred Stock represents perpetual equity interests and you will have no right to receive any greater payment than the liquidation preference regardless of the circumstances.
The Listed Preferred Stock represents perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As a result, holders of the Listed Preferred Stock may be required to bear the financial risks of an investment in the Listed Preferred Stock for an indefinite period of time.
The payment due to a holder of Listed Preferred Stock upon a liquidation is fixed at the redemption preference of $25.00 per share plus accumulated and unpaid dividends to the date of liquidation. If, in the case of our liquidation, there are remaining assets to be distributed after payment of this amount, you will have no right to receive or to participate in these amounts. Furthermore, if the market price for your Listed Preferred Stock is greater than the liquidation preference, you will have no right to receive the market price from us upon our liquidation.
Members of the Konstantakopoulos family are our principal existing shareholders and will effectively be able to control the outcome of matters on which our shareholders are entitled to vote; their interests may be different from yours.
Members of the Konstantakopoulos family own, as of February 24, 2026, approximately 63.6% of our outstanding common stock, in the aggregate. Additionally, our chairman and chief executive officer, Konstantinos Konstantakopoulos is the beneficial owner of 1,200 Series F Preferred Stock, being all of the outstanding Series F Preferred Stock. Because each share of Series F Preferred Stock entitles its holder to 50,000 votes on all matters submitted to a vote of the shareholders, members of the Konstantakopoulos family are able to exercise voting rights with respect to approximately 75.7% of the voting power of the Company’s capital stock. These shareholders will be able to control the outcome of matters on which our shareholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. The interests of each of these shareholders may be different from yours. See “Item 3. Key Information—D. Risk Factors—Our chairman and chief executive officer has affiliations with our managers and others that could create conflicts of interest between us and our managers or other entities in which he has an interest.”
Anti-takeover provisions in our organizational documents could make it difficult for our shareholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of the shares of our common stock.
In addition to the concentration of voting power in our existing principal shareholders, several provisions of our articles of incorporation and bylaws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.
These provisions:
•	authorize our board of directors to issue “blank check” preferred stock without shareholder approval;
•	provide for a classified board of directors with staggered, three-year terms;

•	prohibit cumulative voting in the election of directors;
•	authorize the removal of directors only for cause and only upon the affirmative vote of the holders of a majority of the outstanding stock entitled to vote for those directors;
•	prohibit shareholder action by written consent unless the written consent is signed by all shareholders entitled to vote on the action; and
•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings.
We have adopted a shareholder rights plan pursuant to which our board of directors may cause the substantial dilution of the holdings of any person that attempts to acquire us without the approval of our board of directors.
These anti-takeover provisions, including the provisions of our shareholder rights plan, could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.
Tax Risks
In addition to the following risk factors, you should read “Item 10. Additional Information—E. Tax Considerations—Marshall Islands Tax Considerations”, “Item 10. Additional Information—E. Tax Considerations—Liberian Tax Considerations” and “Item 10. Additional Information—E. Tax Considerations—United States Federal Income Tax Considerations” for a more complete discussion of the material Marshall Islands, Liberian and U.S. Federal income tax consequences of owning and disposing of our common stock and Listed Preferred Stock.
We may have to pay tax on U.S.-source income, which would reduce our earnings.
Under the United States Internal Revenue Code of 1986, as amended (the “Code”), the U.S. source gross transportation income of a ship-owning or chartering corporation, such as ourselves, is subject to a 4% U.S. Federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder. U.S. source gross transportation income consists of 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.
We believe that we have qualified and currently intend to continue to qualify for this statutory tax exemption for the foreseeable future. However, no assurance can be given that this will be the case. If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a 4% U.S. Federal income tax on our U.S. source gross transportation income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders. Some of our time charters contain provisions pursuant to which charterers undertake to reimburse us for the 4% gross basis tax on our U.S. source gross transportation income. For a more detailed discussion, see “Item 10. Additional Information—E. Tax Considerations—United States Federal Income Tax Considerations—Taxation of Our Shipping Income”.
If we were treated as a “passive foreign investment company”, certain adverse U.S. Federal income tax consequences could result to U.S. shareholders.
A foreign corporation will be treated as a “passive foreign investment company” (“PFIC”), for U.S. Federal income tax purposes if at least 75% of its gross income for any taxable year consists of certain types of “passive income”, or at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income”. For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income”. U.S. shareholders of a PFIC are subject to a disadvantageous U.S. Federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC. If we are treated as a PFIC for any taxable year, we will provide information to U.S. shareholders who request such information to enable them to make certain elections to alleviate certain of the adverse U.S. Federal income tax consequences that would arise as a result of holding an interest in a PFIC.

Based on our method of operation, we believe that we are not now and have never been a PFIC. Although there can be no assurance, we also do not expect to be classified as a PFIC for 2026 or subsequent years. This expectation is based on our current operations and current law. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute “passive income”, and the assets that we own and operate in connection with the production of that income do not constitute passive assets. Our counsel, Cravath, Swaine & Moore LLP, is of the opinion that we should not be a PFIC based on certain assumptions made by them as well as certain representations we made to them regarding the composition of our assets, the source of our income, and the nature of our operations.
There is, however, no legal authority under the PFIC rules addressing our method of operation. Accordingly, no assurance can be given that the U.S. Internal Revenue Service (the “IRS”) or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.
Further, our PFIC determination must be tested annually at the end of the taxable year and, while we intend to conduct our affairs in a manner that will reduce the likelihood of our becoming a PFIC, our circumstances may change in any given year. We do not intend to make decisions regarding the purchase and sale of vessels, investment in financial instruments or engaging in a sale-leaseback business with the specific purpose of impacting the likelihood of our becoming a PFIC. Accordingly, our business plan may result in our engaging in activities that could cause us to become a PFIC.
If the IRS were to find that we are or have been a PFIC for any taxable year, U.S. shareholders would face adverse tax consequences. Under the PFIC rules, unless those shareholders make certain elections available under the Code, such shareholders would be liable to pay U.S. Federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock or Listed Preferred Stock, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period. Please read “Item 10. Additional Information—E. Tax Considerations—United States Federal Income Tax Considerations—Taxation of United States Holders—PFIC Status” for a more detailed discussion of the U.S. Federal income tax consequences to U.S. shareholders if we are treated as a PFIC.
Our diverse lines of business may have an impact on our tax treatment in the countries in which we operate, which could result in a significant negative impact on our earnings and cash flows from operations.
We are an international company that conducts business throughout the world. Tax laws and regulations are highly complex and subject to interpretation. Consequently, a change in tax laws, treaties or regulations, in the interpretation thereof or in the applicability thereof in and between countries in which we operate, could result in a materially high tax expense or higher effective tax rate on our worldwide earnings, and such change could be significant to our financial results.
New tax laws and regulations are currently being adopted by many jurisdictions pursuant to the Base Erosion and Profit Shifting (“BEPS”) Project to set up an international framework to combat tax avoidance. In January 2019, the Organization for Economic Co-operation and Development (the “OECD”) announced the Pillar One and Pillar Two frameworks. Pillar One reallocates certain residual profits of multinational enterprises to market jurisdictions where goods or services are used or consumed. Pillar Two, also referred to as the Global Anti-Base Erosion Rules (the “GloBE Rules”), operate to impose a minimum tax rate of 15% calculated on a jurisdictional basis. More than 130 countries have signed on to the GloBE Rules released in December 2021 that, among other provisions, give the countries the right to “tax back” profit that is currently taxed below the minimum 15% rate. Many countries have formally implemented the GloBE Rules, and several other countries have draft legislation to implement this framework. The implementation of the GloBE Rules was not material to our tax provision for the year ended December 31, 2025, but we will continue to monitor and evaluate new legislation and guidance, which could change our current assessment. Further developments and unexpected implementation mechanics could adversely affect our effective tax rate or result in higher cash tax liabilities.
If any tax authority successfully challenges our operational structure, intercompany pricing policies or the taxable presence of our key subsidiaries in certain countries, or if the terms of certain income tax laws or treaties are interpreted in a manner that is adverse to our structure or new lines of business, or if we lose a material tax dispute in any country, our effective tax rate on our worldwide earnings from our operations could increase substantially and our earnings and cash flows from these operations could be materially adversely affected.
We and our subsidiaries may be subject to taxation in the jurisdictions in which we and our subsidiaries conduct business. Such taxation would result in decreased earnings. Investors are encouraged to consult their own tax advisors concerning the overall tax consequences of the ownership of our common shares arising in an investor’s particular situation under U.S. Federal, state, local and foreign law.

ITEM 4.	INFORMATION ON THE COMPANY
A. History and Development of the Company
Costamare Inc. was incorporated in the Republic of the Marshall Islands on April 21, 2008 under the BCA. We are majority owned by members of the Konstantakopoulos family, which has a long history of operating and investing in the international shipping industry, including a long history of vessel ownership. We were founded in 1974 and initially owned and operated dry bulk vessels. In 1984, we became the first Greek-owned company to enter the containership market, and from 1992 until our acquisition of dry bulk vessels in June 2021 and the subsequent expansion of our dry bulk platform in 2022, we focused exclusively on containerships. Since assuming management of our company in 1998, Konstantinos Konstantakopoulos has concentrated on building a large, modern and reliable fleet run and supported by highly skilled, experienced and loyal personnel. Under the leadership of Konstantinos Konstantakopoulos, we have continued to foster a company culture focusing on excellent customer service, industry leadership and innovation.
In November 2010, we completed an initial public offering of our common stock in the United States and our common stock began trading on the NYSE on November 4, 2010 under the ticker symbol “CMRE”. On March 27, 2012, October 19, 2012, December 5, 2016 and May 31, 2017, we completed four follow-on public offerings of our common stock. On July 6, 2016, we implemented a Dividend Reinvestment Plan that offers holders of our common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in our common stock at a discount to current market price.
On August 7, 2013, we completed a public offering of our Series B Preferred Stock, on January 21, 2014, we completed a public offering of our Series C Preferred Stock, on May 13, 2015, we completed a public offering of our Series D Preferred Stock and on January 30, 2018, we completed a public offering of our Series E Preferred Stock. On July 15, 2024, the Company completed the full redemption of all of its 4,574,100 outstanding shares of Series E Preferred Stock. The Company funded the redemption with cash on hand.
Under the Framework Deed entered into in May 2013, as amended and restated in May 2015 and as further amended in June 2018, (the “Framework Deed”) we agreed with York Capital Management Global Advisors LLC and an affiliated fund (collectively, “York Capital”) to invest in newbuild and secondhand container vessels through jointly held entities in which we hold a minority equity interest (any such entity, referred to as a “Joint Venture entity”). After acquiring a number of both newbuild and secondhand container vessels, the Framework Deed was terminated on December 31, 2024 upon the winding up of the last remaining Joint Venture entity.
In June 2021, we decided to expand into the dry bulk shipping sector and invest in dry bulk vessels, and in November 2022, we established a dry bulk operating platform under CBI. CBI charters-in/out dry bulk vessels, enters into contracts of affreightment, forward freight agreements and may also utilize hedging solutions.
In March 2023, we entered into an amended and restated subscription and shareholders’ agreement with the existing Neptune shareholders at the time (the “Neptune Shareholders’ Agreement”) pursuant to which we agreed to invest in the Neptune leasing business and acquired the controlling interest of Neptune. Neptune was originally established in 2021 to acquire, own and bareboat charter out vessels through wholly-owned subsidiaries. Neptune’s strategy is to build a portfolio of long-term contracts through sale and leaseback transactions in the maritime sector. Pursuant to the Neptune Shareholders’ Agreement, we received a special share in Neptune which carries 75% of the voting rights and agreed to invest up to $200 million in exchange for up to 40% of the ordinary shares and up to 79.05% of the preferred shares. On January 26, 2026, we entered into a second amended and restated subscription and shareholders’ agreement with the Neptune shareholders (the “Amended and Restated Neptune Shareholders’ Agreement”), whereby we agreed to increase our investment commitment to $247.8 million. As of February 24, 2026, we have invested in Neptune the amount of $182.2 million and own 39.0% of Neptune’s ordinary shares and 78.1% of its preferred shares. As of February 24, 2026, Neptune is currently funding or committed to funding 52 shipping assets, and Neptune’s portfolio of sale and leaseback arrangements and commitments includes 22 dry bulk vessels, three tanker vessels, 24 offshore vessels and three container vessels.
On April 17, 2025, our board of directors approved the Spin-Off. In connection therewith, the Company undertook a series of transactions and entered into various agreements effecting the separation of its dry bulk business (including the dry bulk owned fleet and CBI) as provided in the Separation and Distribution Agreement. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Separation and

Distribution Agreement.” The Company had previously contributed to Costamare Bulkers the shares of 67 wholly-owned companies, out of which 38 companies owned dry bulk vessels, 17 companies had previously owned and sold or had agreed to sell their dry bulk vessels and 12 companies were to be used for future dry bulk vessel acquisitions.
On May 6, 2025, Costamare completed the Spin-Off of Costamare Bulkers, distributing to Costamare shareholders of record on April 29, 2025, on a pro rata basis, one common share of Costamare Bulkers for every five Costamare common shares (24,022,218 Costamare Bulkers shares were distributed to the Costamare shareholders). On the same day, following the distribution of Costamare Bulkers’ shares, Costamare Bulkers acquired the shares of CBI from Costamare and a minority shareholder. The shares of Costamare Bulkers began “regular way” trading separately from the Company shares on the NYSE on May 7, 2025.
For more information on the Company’s capital expenditures and divestitures, see Note 13 to our consolidated financial statements included elsewhere in this annual report.
We maintain our principal executive offices at 7 rue du Gabian, MC 98000 Monaco. Our telephone number at that address is +377 93 25 09 40. Our registered address in the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960. The name of our registered agent at such address is The Trust Company of the Marshall Islands, Inc.
We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. You may inspect reports and other information regarding registrants, such as us, that file electronically with the SEC without charge at a website maintained by the SEC at http://www.sec.gov. These documents and other important information on our governance are posted on our website and may be viewed at http//www.costamare.com. The information contained on or connected to our website is not part of this annual report.
B. Business Overview
General
We are an international owner and operator of containerships. We charter our containerships to some of the world’s largest liner companies, providing worldwide transportation of containerized cargoes. As of February 24, 2026, we had a fleet of 79 containerships with an aggregate capacity of approximately 551,000 TEU, including 10 vessels under construction. See “Item 4. Information on the Company—B. Business Overview—Our Fleet”.
Our strategy is to time charter our containerships to a geographically diverse, financially strong and loyal group of leading liner companies. We aim to operate our containerships under long-term, fixed-rate time charters, to the extent available, to avoid seasonal variations in demand. Our containerships have low unscheduled off-hire days, with fleet utilization levels, excluding scheduled dry-dockings, of 99.0%, 99.8% and 99.6% in 2023, 2024 and 2025, respectively. Over the last three years, our largest customers by revenue were A.P. Moller-Maersk, MSC, Evergreen, Hapag Lloyd, ZIM and COSCO. As of February 24, 2026, the average (weighted by TEU capacity) remaining time charter duration for our fleet of 79 containerships, including the 10 vessels under construction, was approximately 4.4 years, based on the remaining fixed terms and assuming the exercise of any owner’s options and the non-exercise of any charterer’s options under our containerships’ charters. Our fixed-term charters for our fleet of 79 vessels represented an aggregate of approximately $3.6 billion of contracted revenue, assuming the earliest redelivery dates possible and 365 revenue days per annum per containership.
As described below, our vessels are managed by Costamare Shipping which is controlled by our chairman and chief executive officer. Costamare Shipping may subcontract certain services to other affiliated managers, or to V.Ships Greece or, subject to our consent, to other third-party managers. We believe that having several management companies, both affiliates and third-party, provides us with a deep pool of operational management in multiple locations with market-specific experience and relationships, as well as the geographic flexibility needed to manage and crew our large and diverse fleet so as to provide a high level of service, while remaining cost-effective.
In March 2023, we agreed to invest in the Neptune leasing business and acquired the controlling interest of Neptune. Neptune was originally established in 2021 to acquire, own and finance (via bareboat charter agreements) vessels through its wholly-owned subsidiaries. As described below, Neptune’s strategy is to build a portfolio of long-term financing contracts through sale and leaseback transactions in the maritime sector while also utilizing bank financing.

Our Fleet
Our Containership Fleet
The tables below provide additional information about our fleet of containerships, including the vessels under construction, as of February 24, 2026. Some of our vessels are subject to sale and leaseback transactions as indicated here below. Each vessel is a cellular containership, meaning it is a dedicated container vessel.
Current Containership Fleet

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Average Daily Charter Rate(1) (U.S. dollars)	TEU-weighted duration(2) (in years)	Expiration of Charter(3)
1	TRITON	Evergreen/(*)	2016	14,424	40,613	6.9	March 2036
2	TITAN	Evergreen/(*)	2016	14,424			April 2036
3	TALOS	Evergreen/(*)	2016	14,424			July 2036
4	TAURUS	Evergreen/(*)	2016	14,424			August 2036
5	THESEUS	Evergreen/(*)	2016	14,424			August 2036
6	YM TRIUMPH	Yang Ming	2020	12,690			May 2030
7	YM TRUTH	Yang Ming	2020	12,690			May 2030
8	YM TOTALITY(i)	Yang Ming	2020	12,690			July 2030
9	YM TARGET(i)	Yang Ming	2021	12,690			November 2030
10	YM TIPTOP(i)	Yang Ming	2021	12,690			March 2031
11	CAPE AKRITAS	MSC	2016	11,010			August 2031
12	CAPE TAINARO	MSC	2017	11,010			April 2031
13	CAPE KORTIA	MSC	2017	11,010			August 2031
14	CAPE SOUNIO	MSC	2017	11,010			April 2031
15	CAPE ARTEMISIO	MSC	2017	11,010			September 2030
16	SHANGHAI	COSCO	2006	9,469	34,881	3.2	August 2028
17	YANTIAN I	COSCO	2006	9,469			July 2028
18	YANTIAN	COSCO/(*)	2006	9,469			May 2028
19	COSCO HELLAS	COSCO/(*)	2006	9,469			August 2028
20	BEIJING	COSCO/(*)	2006	9,469			July 2028
21	MSC AZOV	MSC/(*)	2014	9,403			December 2029
22	MSC AMALFI	MSC/(*)	2014	9,403			January 2030
23	MSC AJACCIO	MSC/(*)	2014	9,403			December 2029
24	MSC ATHENS	MSC/(*)	2013	8,827			January 2029
25	MSC ATHOS	MSC/(*)	2013	8,827			February 2029
26	VALOR	MSC	2013	8,827			May 2030
27	VALUE	MSC	2013	8,827			June 2030
28	VALIANT	MSC	2013	8,827			August 2030
29	VALENCE	MSC	2013	8,827			August 2030
30	VANTAGE	MSC	2013	8,827			November 2030
31	NAVARINO	MSC	2010	8,531			March 2029
32	KLEVEN	MSC/(*)	1996	8,044			April 2028
33	KOTKA	MSC/(*)	1996	8,044			September 2028
34	KOWLOON (ex. MAERSK KOWLOON)	MSC	2005	7,471			January 2029
35	KURE	MSC/(*)	1996	7,403			August 2028

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Average Daily Charter Rate(1) (U.S. dollars)	TEU-weighted duration(2) (in years)	Expiration of Charter(3)
36	METHONI	Maersk/(*)	2003	6,724	29,966	2.6	June 2029
37	PORTO CHELI	Maersk/(*)	2001	6,712			April 2029
38	TAMPA I	COSCO	2000	6,648			September 2028
39	ZIM VIETNAM	ZIM	2003	6,644			December 2028
40	ZIM AMERICA	ZIM	2003	6,644			December 2028
41	MAERSK PUELO	Maersk	2006	6,541			October 2026(4)
42	ARIES	ONE/(*)	2004	6,492			March 2029
43	ARGUS	ONE /(*)	2004	6,492			May 2029
44	PORTO KAGIO	Maersk	2002	5,908			July 2026
45	GLEN CANYON	OOCL	2006	5,642			September 2028
46	PORTO GERMENO	Maersk	2002	5,570			August 2026
47	LEONIDIO	Maersk/(*)	2014	4,957			August 2029
48	KYPARISSIA	Maersk/(*)	2014	4,957			August 2029
49	MEGALOPOLIS	Maersk/(*)	2013	4,957			May 2030
50	MARATHOPOLIS	Maersk/(*)	2013	4,957			May 2030
51	GIALOVA	ONE/(*)	2009	4,578	25,975	2.0	April 2029
52	DYROS	Maersk	2008	4,578			April 2027
53	NORFOLK	OOCL	2009	4,259			March 2028
54	VULPECULA	ZIM	2010	4,258			May 2028
55	VOLANS	COSCO	2010	4,258			July 2027
56	VIRGO	Maersk	2009	4,258			April 2027
57	VELA	ZIM	2009	4,258			April 2028
58	ANDROUSA	OOCL/(*)	2010	4,256			April 2029
59	NEOKASTRO	CMA CGM	2011	4,178	21,523	2.1	April 2030
60	ULSAN	Maersk/(*)	2002	4,132			January 2029
61	POLAR BRASIL	Maersk	2018	3,800			March 2027(5)
62	LAKONIA	COSCO	2004	2,586			February 2027
63	SCORPIUS	Hapag Lloyd/Maersk	2007	2,572			March 2028
64	ETOILE	MSC/(*)	2005	2,556			July 2028
65	AREOPOLIS	COSCO	2000	2,474			March 2027
66	ARKADIA	Evergreen	2001	1,550			October 2026
67	MICHIGAN	MSC	2008	1,300			October 2027
68	TRADER	MSC/(*)	2008	1,300			October 2028
69	LUEBECK	MSC/(*)	2001	1,078			April 2028

Containerships Under Construction

	Vessel Name	Capacity (TEU)	Estimated Delivery(6)	Employment
1	Newbuilding 1	3,100	Q2 2027	Long-term employment upon delivery from shipyard
2	Newbuilding 2	3,100	Q3 2027	Long-term employment upon delivery from shipyard
3	Newbuilding 3	3,100	Q4 2027	Long-term employment upon delivery from shipyard
4	Newbuilding 4	3,100	Q4 2027	Long-term employment upon delivery from shipyard
5	Newbuilding 5	3,100	Q4 2027	Medium-term employment upon delivery from shipyard
6	Newbuilding 6	3,100	Q1 2028	Long-term employment upon delivery from shipyard
7	Newbuilding 7	3,100	Q1 2028	Long-term employment upon delivery from shipyard
8	Newbuilding 8	3,100	Q2 2028	Medium-term employment upon delivery from shipyard
9	Newbuilding 9	3,100	Q3 2028	Medium-term employment upon delivery from shipyard
10	Newbuilding 10	3,100	Q4 2028	Medium-term employment upon delivery from shipyard

(1)	Daily charter rates are gross, unless stated otherwise. Amounts set out for current daily charter rate are the amounts contained in the charter contracts.
(2)	Charter terms and expiration dates are based on the earliest date charters (unless otherwise noted) could expire.
(3)	Charterer has the option to extend the current time charter for an additional period of two years.
(4)	Maersk Puelo is currently chartered to Maersk until October 2026 (earliest redelivery) – September 2031 (latest redelivery).

(5)	Charter has the option to extend the current time charter for an additional one-year period.
(6)	Based on the shipbuilding contract, subject to change.
(i)	Denotes vessels subject to a sale and leaseback transaction.
(*)	Denotes charterer’s identity and/or current daily charter rates and/or charter expiration dates, which are treated as confidential.
Framework Deed
Under the Framework Deed we agreed with York to jointly invest in newbuild and secondhand container vessels. During 2023, we acquired York Capital’s 51% equity interest in each of the 2018-built, 3,800 TEU capacity containership Polar Brasil and the 2001-built, 1,550 TEU capacity containership Arkadia and, as a result, we obtained 100% of the equity interests in each vessel. The Framework Deed was terminated on December 31, 2024 upon the winding up of the last remaining Joint Venture entity.
Chartering of Our Fleet
We aim to deploy our containership fleet principally under long-term, fixed-rate time charters with leading liner companies that operate on regularly scheduled routes between large commercial ports. As of February 24, 2026, the average (weighted by TEU capacity) remaining time charter duration for our fleet of 79 containerships (including the 10 vessels under construction) was approximately 4.4 years, based on the remaining fixed terms and assuming the exercise of any owner’s options and the non-exercise of any charterer’s options under our containerships’ charters.
A time charter is a contract to charter a vessel for a fixed period of time at a set daily rate and can last from a few days up to several years. Under our time charters the charterer pays for most voyage expenses, which generally include, among other things, fuel costs, port and canal charges, pilotages, towages, agencies, commissions, extra war risks insurance and any other expenses related to the cargoes, and we pay for vessel operating expenses, which generally include, among other costs, costs for crewing, provisions, stores, lubricants, insurance, maintenance and repairs, dry-docking and intermediate and special surveys.
Our Customers
For our containership fleet, our customers include many of the leading international liner companies, including, among others, A.P. Moller-Maersk, COSCO, Evergreen, Hapag Lloyd, MSC, Yang Ming, ZIM, ONE, OOCL and CMA CGM. A.P. Moller-Maersk, MSC, Evergreen, Hapag Lloyd and ZIM together represented 75%, 76% and 74% of our containership revenue in 2023, 2024 and 2025, respectively.
Management of Our Fleet
Costamare Shipping serves as the manager for our containerships and provides us with commercial, technical and other services pursuant to the Framework Agreement and separate ship management agreements with the relevant vessel-owning subsidiaries. Costamare Shipping is a ship management company established in 1974 and is controlled by our chairman and chief executive officer. Costamare Shipping has more than 50 years of experience in managing vessels of various types and sizes, developing specifications for newbuild containerships and supervising the construction of such newbuild vessels in reputable shipyards in the Far East. Costamare Shipping has long established relationships with major liner companies, financial institutions and suppliers and we believe is recognized in the international shipping industry as a leading containership manager.
Costamare Shipping may subcontract certain of its obligations to affiliated managers or to V.Ships Greece or, subject to our consent, to other third-party managers or direct that such affiliated or third-party managers enter into a direct ship-management contract with the relevant vessel-owning subsidiary. Additionally, our sub-managers may, at our request or subject to our consent, subcontract certain services to certain of their affiliates having regard, for instance, to the nationality of the crew or the area of operations of our vessels. As discussed below, these arrangements will not result in any increase in the aggregate amount of management fees we pay. In return for these services, we pay the management fees described below in this section. Costamare Shipping, itself or together with our sub-managers, V.Ships Greece, Navilands, Navilands (Shanghai), Vinnen and HanseContor, provide our fleet with technical, crewing, commercial, provisioning, bunkering, sale and purchase, accounting and insurance services pursuant to separate ship-management agreements between each of our vessel-owning subsidiaries and Costamare Shipping and, where applicable, the relevant sub-manager. Navilands and Navilands (Shanghai) are controlled by our chairman and chief executive officer Konstantinos Konstantakopoulos.

On December 30, 2025, Navilands Maritime, a company controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos, entered into a Representation Agreement (the “Representation Agreement”) with our vessel-owning subsidiaries, to provide purchasing services and support services in relation to repairs, maintenance and drydocking as requested in exchange for a monthly fee and certain ad hoc fees to cover any additional services as requested.
Blue Net provides under the Brokerage Agreement chartering brokerage services to our containerships, as well as to other third-party containerships. Our chairman and chief executive officer, Konstantinos Konstantakopoulos, controls 50% of Blue Net. We believe that the appointment of Blue Net allows us to improve the charter rates at which we charter our containerships. In addition, on March 31, 2020, Costamare Shipping agreed, on behalf of the owners of five containerships it manages, to pay Blue Net Asia, a company 50% controlled by our chairman and chief executive officer, a commission of 1.25% of the gross daily hire earned from the charters arranged by Blue Net Asia for those five vessels. Blue Net does not provide its services to the five vessels for which charter brokerage services are being provided by Blue Net Asia.
Costamare Services is a service provider which was established in May 2015 and is controlled by our chairman and chief executive officer and a member of his family. Costamare Services builds on the long-running relationships established by Costamare Shipping with our charterers. Costamare Services provides our vessel-owning subsidiaries with chartering, sale and purchase, insurance and certain representation and administrative services pursuant to the Services Agreement.
Our chairman and chief executive officer and our chief financial officer supervise, in conjunction with our board of directors, the services provided by Costamare Shipping and Costamare Services. Costamare Shipping and Costamare Services report to our board of directors through our chairman and chief executive officer and our chief financial officer, each of whom is appointed by our board of directors.
Having multiple management companies provides us with a deep pool of operational management in multiple locations with market-specific experience and relationships, as well as the geographic flexibility needed to manage and crew our large and diverse fleet so as to provide a high level of service, while remaining cost-effective. For example, Navilands (Shanghai) mostly employs Chinese nationals with the language skills and local knowledge we believe are necessary to establish and grow meaningful relationships with Chinese Charterers and suppliers.
We believe that our managers are well regarded in the industry and use state-of-the-art practices and technological advancement to maximize the efficiency of the operation of our fleet of containerships. ISM certification is in place for our fleet of containerships as well as our managers. Our affiliated managers, together with V.Ships Greece, maintain full certification under internationally recognized management system standards. These include ISO 9001:2018 (Quality Management Systems), which governs the consistent delivery of high quality services in accordance with our expectations and applicable regulatory requirements; ISO 14001:2015 (Environmental Management Systems), which ensures structured and effective environmental stewardship; ISO 50001:2018 (Energy Management Systems), supporting the efficient use of energy and continuous improvement in energy performance across our operations; and ISO 45001:2018 (Occupational Health and Safety Management Systems), demonstrating a commitment to maintaining safe working environments and safeguarding the well being of our personnel. In 2013, the Company received the Lloyd’s List Greek shipping award for Dry Cargo Company of the Year. Costamare Shipping received that same award in 2004. Additionally, in 2014, the Company received the Lloyd’s List Company of the Year award. In 2025, the captain of our containership Theseus received the Lloyd’s List Greek shipping award for the Seafarer of the Year for rescuing seven crew members of a disabled fishing vessel adrift in the middle of the South Atlantic.
As of February 24, 2026,
•
Costamare Shipping provided commercial and insurance services to all of our containerships, as well as technical, crewing, provisioning, bunkering, sale and purchase and accounting services to 25 of our containerships;

•	V.Ships Greece provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services to 18 of our containerships;
•	Vinnen provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services to five of our containerships;

•	HanseContor provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services to six of our containerships;
•	Navilands provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services to six of our containerships; and
•	Navilands (Shanghai) provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services to nine of our containerships.
Costamare Shipping has agreed that during the term of the Framework Agreement, it will not provide any management services to any entity other than our subsidiaries, Costamare Bulkers and its subsidiaries and entities affiliated with our chairman and chief executive officer or his family, without our prior written approval, which we may provide under certain circumstances. Currently, Costamare Shipping provides management services to all of Costamare Bulkers’ dry bulk vessels and five vessels privately owned or controlled by or affiliated with our chairman and chief executive officer, Konstantinos Konstantakopoulos. Costamare Services has agreed that during the term of the Services Agreement, it will not provide services to any entity other than our subsidiaries, Costamare Bulkers and its subsidiaries and entities affiliated with our chairman and chief executive officer or his family, without our prior written approval. Currently, Costamare Services provides services to all of Costamare Bulkers’ vessel owning subsidiaries and post fixture services in respect of one container vessel partly owned by our chairman and chief executive officer, Konstantinos Konstantakopoulos. V.Ships Greece, Navilands, Navilands (Shanghai), HanseContor and Vinnen provide and/or may provide services to third parties.
Under the restrictive covenant agreement between the Company and Konstantinos Konstantakopoulos, during the period of his employment or service with the Company and for six months thereafter, he has agreed to restrictions on his ownership of any containerships or the acquisition, investment in or control of any business involved in the ownership or operation of containerships, subject to certain exceptions. Konstantinos Konstantakopoulos has also agreed that if one of our vessels and a vessel majority owned by him are both available and meet the criteria for an available charter, our vessel will receive such charter. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Restrictive Covenant Agreements”.
In the event that Costamare Shipping or Costamare Services decide to delegate certain or all of the services they have agreed to perform under the Framework Agreement or the Services Agreement, respectively, either through (i) subcontracting to a sub-manager or sub-provider or (ii) by directing such sub-manager or sub-provider to enter into a direct agreement with the relevant vessel-owning subsidiary, then, in the case of subcontracting under (i), Costamare Shipping or Costamare Services, as applicable, will be responsible for paying the fee charged by the relevant sub-manager or sub-provider for providing such services and, in the case of a direct agreement under (ii), the fee received by Costamare Shipping or Costamare Services, as applicable, will be reduced by the fee payable to the sub-manager or sub-provider under the relevant direct agreement. As a result, these arrangements will not result in any increase in the aggregate management fees and services fees that we pay. In addition to management fees, we pay for any capital expenditures, financial costs, operating expenses and any general and administrative expenses, including payments to third parties, including specialist providers, in accordance with the Framework Agreement and the relevant separate ship-management agreements or supervision agreements.
Costamare Shipping received in 2025 and 2024 a fee of $1,020 per day pro-rated for the calendar days we own each vessel. This fee is reduced to $510 per day in the case of any vessel subject to a bareboat charter. We will also pay to Costamare Shipping a flat fee of $839,988 per newbuild vessel for the supervision of the construction of any newbuild vessel that we may contract. Costamare Shipping received in 2025 and 2024 a fee of 0.15% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each vessel in our fleet. Costamare Services received in 2025 and 2024 a fee of 1.10%, on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each vessel in our fleet and a quarterly fee of (i) $666,737 and (ii) an amount equal to the value of 149,600 shares, based on the average closing price of our common stock on the NYSE for the 10 days ending on the 30th day of the last month of each quarter; provided that Costamare Services may elect to receive 149,600 shares instead of the fee under (ii). We have reserved a number of shares of common stock to cover the fees to be paid to Costamare Services under (ii) through December 31, 2030. For the years ended December 31, 2025 and December 31, 2024, Costamare Shipping and Costamare Services charged aggregate fees of $44.4 million and $47.2 million, respectively, including $5.7 million and $6.3 million for the years ended December 31, 2025 and 2024, respectively, charged by third-party managers. The aforementioned fees include the value of the 598,400 shares we issued within each year pursuant to the Services Agreement, to Costamare Services.

Additionally, during the years ended December 31, 2025 and 2024, Costamare Shipping charged, in aggregate, to the vessels privately owned or controlled by or affiliated with our chairman and chief executive officer, Konstantinos Konstantakopoulos, $1.9 million and $1.7 million, respectively, for services provided in accordance with the relevant agreements.
On December 31, 2025, the terms of the Framework Agreement and the Services Agreement automatically renewed for another one-year period and will automatically renew for nine more consecutive one-year periods until December 31, 2035. The daily fee for each vessel and the supervision fee in respect of each vessel under construction payable to Costamare Shipping under the Framework Agreement and the quarterly fee payable to Costamare Services under the Services Agreement (other than the portion of the fee in clause (ii) above which is calculated on the basis of our share price) will be annually adjusted to reflect any strengthening of the Euro against the U.S. dollar of more than 5% per year and/or material unforeseen cost increases. We are able to terminate the Framework Agreement or the Services Agreement, subject to a termination fee, by providing written notice to Costamare Shipping or Costamare Services, as applicable, at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the number of full years remaining prior to December 31, 2035, times (b) the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to a sub-manager or a sub-provider, as applicable); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above. Information about other termination events under the Management Agreements is set forth in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreements—Term and Termination Rights”.
Pursuant to the terms of the Framework Agreement, the separate ship-management agreements, the supervision agreements and the Services Agreement, liability of Costamare Shipping and Costamare Services to us is limited to instances of gross negligence or willful misconduct on the part of Costamare Shipping or Costamare Services. Further, we are required to indemnify Costamare Shipping and Costamare Services for liabilities incurred by them in performance of the Framework Agreement, separate ship-management agreements, supervision agreements and the Services Agreement respectively, in each case except in instances of gross negligence or willful misconduct on the part of Costamare Shipping or Costamare Services.
Competition
We operate in markets that are highly competitive and based primarily on supply and demand. Generally, we compete for charters based upon charter rate, customer relationships, operating expertise, professional reputation and vessel specifications, size, age and condition. Competition for providing containership services comes from a number of experienced shipping companies. In addition, in recent years, there have been other entrants in the market, such as leasing companies and private equity firms who have significant capital to invest in vessel ownership, which has provided for additional competition in both sectors.
Participants in the container shipping industry include “liner” shipping companies, which operate container shipping services and own containerships, containership owners, often known as “charter owners”, who own containerships and charter them out to liner companies, and shippers who require the seaborne movement of containerized goods. Historically, a significant share of the world’s containership capacity has been owned by the liner companies, with the mix of owned vessels and chartered-in vessels varying, depending on market conditions and each liner’s company strategy and business requirements.
We believe that the containership sector of the international shipping industry is characterized by the significant time required to develop the operating expertise and professional reputation necessary to obtain and retain customers. Our large and diversified fleet, comprised of containerships of varying TEU capacities, enables us to act as a one-stop solution for our charterers. This flexibility allows us to meet over time the changing operational needs of our clients across a broad spectrum of trade routes—ranging from East-West to North-South and Intraregional—which depend on, among other things, the availability of vessels for chartering at any given time, geopolitical developments such as changes to trade policies, the closure of the Suez Canal or sanctions, port congestion, infrastructure constraints such as limits on Panama Canal crossings, and regulatory changes such as changes to regulations regarding emissions or fuel types. Our versatile fleet allows us to offer commercial solutions that align with the shifting logistical and commercial requirements of different routes, enabling us to support our clients in optimizing their network and responding effectively to shifting market conditions; however, given the interplay of the aforementioned variables, the impact of rate environments on our results may vary significantly over time. In the past decade, we have had successful chartering relationships with the majority of the top 10 liner companies by TEU capacity.
In the past, we have been able to address the periodic scarcity of secondhand containerships available for acquisition in the open market through the acquisition of containerships mainly from our liner company customers in privately negotiated sales. In connection with these acquisitions, we then typically charter back the vessels to these customers. We believe we have been able to pursue these privately negotiated acquisitions because of our long-standing customer relations, which we do not believe new entrants have.
Crewing and Shore Employees
We have three shore-based officers, our chairman and chief executive officer, our chief financial officer and our general counsel and secretary. We do not pay any compensation to our officers for their services as officers. Our officers are employed by and receive compensation for their services from Costamare Shipping and/or Costamare Services. As of December 31, 2025, Costamare Shipping, Costamare Services and the Neptune Manager employed in the aggregate approximately 220 shore-based employees and approximately 1,660 seafarers were serving on our vessels. Our managers are responsible for recruiting, either directly or through manning agents, the officers and crew for our containerships that they manage. We believe the streamlining of crewing arrangements through our managers ensures that all of our vessels will be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions. We have not experienced any material work stoppages due to labor disagreements during the past three years.
Seasonality
We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter to quarter volatility in our operating results. In particular, the containership market is typically stronger in the third quarter of the year in anticipation of the holiday season.
Permits and Authorizations
We are required by various governmental and other agencies to obtain certain permits, licenses, certificates and financial assurances with respect to each of our vessels. The kinds of permits, licenses, certificates and financial assurances required by governmental and other agencies depend upon several factors, including the commodity being transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the type and age of the vessel. All permits, licenses, certificates and financial assurances currently required to operate our vessels have been obtained (exclusive of cargo-specific documentation, for which charterers or shippers are responsible). Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of doing business.
Our Lease Financing Platform
Neptune was established in 2021 to acquire and bareboat charter out vessels through wholly-owned subsidiaries. In March 2023, we entered into an agreement with Neptune and its shareholders pursuant to which we agreed to invest in Neptune’s ship sale and leaseback business up to $200 million in exchange for up to 40% of its ordinary shares and up to 79.05% of its preferred shares. In addition, we received a special ordinary share in Neptune which carries 75% of the voting rights of the ordinary shares providing control over Neptune. On January 26, 2026, we entered into the Amended and Restated Neptune Shareholders’ Agreement, whereby we agreed to increase our investment commitment to $247.8 million.
Neptune’s strategy is to build a portfolio of long-term contracts through sale and leaseback transactions in the maritime sector. Neptune endeavors to obtain bank financing to finance on a back to back basis part of the financing it extends to its clients. As of February 24, 2026, we have invested in Neptune the amount of $182.2 million and own 39.0% of Neptune’s ordinary shares and 78.1% of its preferred shares. As of February 24, 2026, Neptune is currently funding or committed to funding 52 shipping assets and Neptune’s portfolio of sale and leaseback arrangements and commitments includes 22 dry bulk vessels, three tanker vessels, 24 offshore vessels and three container vessels.

Our Counterparties
Our lease financing platform endeavors to finance diverse vessels types, that meet its financing criteria and to develop long-lasting relationships both with shipowners and financiers, in order to help maintain continuous access to dealflow.
Neptune Manager
Neptune receives administrative, strategic, accounting and tax as well as insurance arrangements and vessel related services in respect of vessels being financed or to be financed from the Neptune Manager. The Neptune Manager is majority owned by our chairman and chief executive officer, Konstantinos Konstantakopoulos, with the general manager and member of the board of directors of Neptune holding a minority stake in the Neptune Manager.
Risk of Loss and Liability Insurance
General
The operation of any vessel includes risks such as mechanical failure, collision, property loss or damage, cargo loss or damage and business interruption due to a number of reasons, including political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental incidents, as well as other liabilities arising from owning and operating vessels in international trade. The U.S. Oil Pollution Act of 1990 (“OPA 90”), which imposes under certain circumstances, unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market.
We maintain hull and machinery marine risks insurance and hull and machinery and loss of hire war risks insurance for our fleet of containerships to cover normal risks in our operations and in amounts that we believe to be prudent to cover such risks. In addition, we maintain coverage for liabilities associated with the operations of our vessels up to the customary limits provided by Protection and Indemnity (“P&I”) clubs. While we believe that our insurance coverage will be adequate, not all risks can be insured, and there can be no guarantee that we will always be able to obtain adequate insurance coverage at reasonable rates or at all, or that any specific claim we may make under our insurance coverage will be paid. In addition, our insurers may not be contractually obligated or may be prohibited from posting security or covering costs or losses associated with certain incidents (for example, casualties in sanctioned locations like Iran).
Hull & Machinery Marine Risks Insurance, Hull & Machinery War Risks Insurance and Loss of Hire Insurance
We maintain hull and machinery marine risks insurance and hull and machinery war risks insurance, which cover the risk of particular average, general average, 4/4ths collision liability and actual or constructive total loss in accordance with the Institute Time Clauses - Hulls – 1.10.83, except for the war risk insurance, which is in accordance with the rules of the Hellenic Mutual War Risks Association (Bermuda) Ltd. Each of our vessels is insured up to what we believe to be at least its fair market value, after meeting certain deductibles.
We do not and will not obtain loss of hire insurance (or any other kind of business interruption insurance) covering the loss of revenue during off-hire periods, other than due to war risks, for any of our vessels because we believe that this type of coverage is not economical and is of limited value to us, in part because historically our vessels have had a very limited number of off-hire days.
Protection and Indemnity Insurance—Pollution Coverage
Protection and indemnity insurance is usually provided by a P&I association and covers third-party liability, crew liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, third-party claims arising from collisions with other vessels (to the extent not recovered by the hull and machinery policies), damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal.
Our protection and indemnity insurance is provided by a P&I association which is a member of the International Group of P&I Clubs (“International Group”). The 12 P&I associations that comprise the International Group insure approximately 90% of the world’s commercial blue-water tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Insurance provided by a P&I association is a form of mutual indemnity insurance.

Our protection and indemnity insurance coverage is currently subject to a limit of about $1 billion per vessel per incident for pollution.
As a member of a P&I association, which is a member of the International Group, we will be subject to calls payable to the P&I association based on the International Group’s claim records as well as the claim records of all other members of the P&I association of which we are a member.
Inspection by Classification Societies
Every seagoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class”, signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.
The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.
For maintenance of the class, regular and occasional surveys of hull and machinery, including the electrical plant and any special equipment classed, are required to be performed as follows:
Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable, on special equipment classed at intervals of 12 months from the date of commencement of the class period indicated in the certificate.
Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey. According to the type and age of the ship, the examinations of the hull may be supplemented by thickness measurements as specified in the classification society’s rules and as deemed necessary by the attending surveyor.
Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out on the ship’s hull and machinery, including the electrical plant, and on any special equipment classed at the intervals indicated by the character of classification for the ship. During the special survey, the vessel is thoroughly examined, including ultrasonic gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. Class renewal surveys/special surveys are carried out at five-year intervals. The special survey may be commenced at the fourth annual survey or between the fourth and fifth annual surveys. Consideration may be given by class, in exceptional circumstances, to granting an extension for a maximum period of three months after the due date. Substantial amounts of funds may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey arrangement at which ship’s hull and structure, equipment and systems are surveyed at five-year intervals, a shipowner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which survey items of the vessel are subject to separate surveys. This process is referred to as continuous class renewal. All areas subject to surveys as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are otherwise prescribed. The period between two consecutive surveys of each area must not exceed five years.
All vessels are also required to be subject to bottom surveys and dry-docking for inspection of their underwater parts and for repairs related to such inspections. Two bottom surveys are required during each five-year period of the classification certificate and the interval between any two successive bottoms surveys is in no case to exceed 36 months. One bottom survey (dry-docking) shall be carried out in conjunction with the special survey. Every alternate bottom survey may be permitted afloat, provided certain design conditions are met, in conjunction with the main class intermediate and the special surveys. If any defects are found, the classification surveyor will issue a “condition of class or memorandum” which must be rectified by the shipowner within prescribed time limits and at the latest during the next special survey.
Insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies (“IACS”). All of our vessels are certified as being “in class” by members of IACS.

The following table lists the dates by which we expect to carry out the next dry-dockings and special surveys for the vessels in our current vessel fleets:

Dry-docking Schedule
	2026	2027	2028	2029	2030
Number of Containerships	20	8	15	9	10

Environmental and Other Regulations
Government regulation significantly affects the ownership and operation of our vessels. We are subject to international conventions and national, port state and local laws and regulations applicable to international waters and/or territorial waters of the countries in which our vessels may operate or are registered, including laws and regulations governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and the management of other contamination, air emissions, grey water and ballast water management and climate change. These laws and regulations include OPA 90, the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the U.S. Clean Water Act (“CWA”), the U.S. Clean Air Act (“CAA”) and regulations adopted by the IMO, including MARPOL and the International Convention for Safety of Life at Sea (“SOLAS”), as well as regulations enacted by the European Union and other international, national and local regulatory bodies. Compliance with these laws, regulations and other requirements necessitates significant expense, including vessel modifications and implementation of certain operating procedures.
A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities Port State Control (such as the U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers. Several of these entities require us to obtain permits, licenses, financial assurances and certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of operation of one or more of our vessels in one or more ports.
Increasing environmental concerns have created a demand for vessels that conform to the strictest environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. Our affiliated managers, together with V.Ships Greece, maintain full certification under internationally recognized management system standards. These include ISO 9001:2018 (Quality Management Systems), which governs the consistent delivery of high quality services in accordance with our expectations and applicable regulatory requirements; ISO 14001:2015 (Environmental Management Systems), which ensures structured and effective environmental stewardship; ISO 50001:2018 (Energy Management Systems), supporting the efficient use of energy and continuous improvement in energy performance across our operations; and ISO 45001:2018 (Occupational Health and Safety Management Systems), demonstrating a commitment to maintaining safe working environments and safeguarding the well-being of our personnel. We believe that operations of our vessels are in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates and other authorizations necessary for their operation.
IMO Requirements
Our vessels are subject to standards imposed by the IMO, the United Nations agency for maritime safety and the prevention of pollution by ships. The IMO has adopted regulations that are designed to reduce pollution in international waters and in the atmosphere, both from accidents and from routine operations, and has negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. For example, Annex VI to MARPOL sets limits on sulphur oxide and nitrogen oxide emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulphur content of fuel oil and requirements for ships to collect data on fuel oil consumption and carbon dioxide emissions.
Amendments to Annex VI effective from January 1, 2020, seek to reduce air pollution from vessels by, among other things, establishing a series of progressive requirements to further limit the sulphur content of fuel oil and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. These requirements include a global sulphur cap of 0.5% m/m which became effective in 2020, and is a significant reduction from the 3.5% m/m global limit previously in place. Vessels must either be equipped with exhaust gas scrubbers, which allow the vessel to use the existing, less expensive, high sulphur content fuel, or have undertaken fuel system modification and tank cleaning, which allows the vessel to use more expensive, low sulphur fuel. Vessels that are not equipped with exhaust gas scrubbers cannot have high sulphur content fuel on board. We currently have exhaust gas scrubbers in 15 of our vessels in the water. In addition, all our newbuild vessels under construction will be equipped with scrubbers. Vessels that do not have exhaust gas scrubbers installed are using low sulphur content fuel in compliance with applicable regulations.
Annex VI also provides for the establishment of special areas, known as Emission Control Areas (“ECAs”), where more stringent controls on sulphur and other emissions apply. Currently, the Baltic Sea area, the North Sea area, the Mediterranean Sea, certain coastal areas of North America (off of the United States and Canada) and the U.S. Caribbean Sea area (around Puerto Rico and the United States Virgin Islands) are designated as ECAs. Within the ECAs, the use of fuel oil with a sulphur content not exceeding 0.10% or the use of an exhaust gas cleaning system is mandatory. At MEPC 82, the IMO adopted amendments to Annex VI to designate the Canadian Arctic and Norwegian Sea as two new ECAs for nitrogen oxides, sulfur oxides and particulate matter. The amendments will enter into force on March 1, 2026. At MEPC 83, the IMO approved a proposal to designate the North-East Atlantic Ocean as an ECA, although the proposal has not yet been adopted. Additional ECAs may be established in the future.
IMO NOx Tier III requirements took effect in North American and U.S. Caribbean ECAs in 2016 for vessels with a keel-laying date on or after January 1, 2016 and an engine output in excess of 130kW. For vessels constructed (keel-laying) on or after January 1, 2021 and operating in the Baltic Sea ECA or the North Sea ECA, any marine diesel engine installed with output in excess of 130 kW must comply with the NOx Tier III standard. However, in newly designated NOx ECAs, the NOx Tier III requirements are not retroactive and the Tier III emission limits are applicable to vessels with keel-laying as of the date that the NOx ECAs goes into effect.
Amendments to MARPOL Annex VI, which entered into force in 2018, require ships of 5,000 gross tonnage and above to collect consumption data for each type of fuel they use, as well as additional data, including proxies for transport work. The aggregated data must be reported to the ship’s flag state (“Flag Administration”) on an annual basis. At MEPC 81, the IMO adopted amendments to Appendix IX of MARPOL Annex VI, which introduced increased data granularity requirements, including, among other things, the reporting of fuel consumption per consumer type and data on transport work. These amendments went into effect on August 1, 2025.
All our vessels are compliant in all material respects with current Annex VI requirements, however, if new ECAs are approved by the IMO or other new or more stringent air emission requirements are adopted by the IMO or the states where we expect to operate, compliance with these requirements could entail significant additional capital expenditures, operational changes or otherwise increase the costs of our operations.
Amendments to MARPOL Annex V (regulation for the prevention of pollution by garbage from ships) entered into force in 2018. The changes included criteria for determining whether cargo residues are harmful to the marine environment, and a new Garbage Record Book format with a new garbage category for e-waste. Although all our existing vessels are compliant with MARPOL Annex V requirements, the amendments could cause us to incur additional operational costs for the handling of garbage produced on our fleet.
In 2011, MEPC adopted two initial sets of mandatory requirements to address GHG emissions from ships that entered into force in 2013. New ships became required to determine their Energy Efficiency Design Index (“EEDI”), which obligated them to achieve a minimum energy efficiency level per capacity mile, and all operating vessels became required to maintain and follow a Ship Energy Efficiency Management Plan (“SEEMP”).
At MEPC 76, MEPC finalized and adopted amendments to the MARPOL Annex VI that also require ships to reduce their GHG emissions. Beginning in 2023, all existing ships became required to calculate their Energy Efficiency Existing Ship Index (“EEXI”) and establish their annual operational carbon intensity indicator (“CII”) and CII rating. Attained EEXI must be calculated for ships of 400 gross tonnage and above, in accordance with the different values set for ship types and size categories and verified by class. EEXI indicates the energy efficiency of the ship compared to a baseline. Ships are required to meet a specific required EEXI (the “Required EEXI”), which is based on a mandated reduction factor (expressed as a percentage relative to the EEDI baseline). When a ship’s attained EEDI does not meet the Required EEXI threshold, technical modification options may be considered for compliance (e.g., engine/ shaft power limitation, retrofit of energy saving technologies, alternative fuels).

A ship’s CII determines the annual reduction factor needed to ensure continuous improvement of the ship’s operational carbon intensity within a specific rating level. The actual annual operational CII achieved must be documented and verified against the required annual operational CII, which determines the operational carbon intensity rating. The rating is given on a scale–operational carbon intensity rating A, B, C, D, or E–indicating a major superior, minor superior, moderate, minor inferior, or inferior performance level. The performance level is recorded in the ship’s SEEMP. A ship rated D for three consecutive years, or E, will have to submit a corrective action plan, to show how the required index (C or above) will be achieved.
As a result of the IMO’s desire to contribute to global efforts against climate change, it adopted an initial GHG reduction strategy in April 2018. This strategy established levels of ambition for emissions reductions subject to ongoing reviews by the organization. The ambition levels considered potential improvements on vessel design and operational performance as well as the immediate need to introduce low/zero carbon fuels, and introduced a list of candidate short-term, mid-term and long-term measures to support the IMO’s ambition levels. Short-term measures included the evaluation and improvement of vessel energy efficiency requirements, the application of technical efficiency measures for existing ships and the introduction and regulation of carbon intensity for ships in operation. Mid-term and long-term measures included development of an implementation program for alternative low/zero carbon fuels, adoption of other possible innovative emission reduction mechanism(s) and market-based measures to incentivize GHG emissions reductions. The levels of ambition and indicative checkpoints consider the Well-to-Wake (WtW) GHG emissions of marine fuels, as addressed in the Guidelines on life-cycle GHG intensity of marine fuels life-cycle analysis (LCA) Guidelines, with the overall objective of reducing GHG emissions of international shipping without shifting such emissions to other sectors.
In July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which provided new mid-term emissions reduction goals and built upon the initial strategy’s levels of ambition. The revised levels of ambition include (1) further decreasing the carbon intensity from ships through improvement of energy efficiency; (2) reducing carbon intensity of international shipping; (3) increasing adoption of zero or near-zero emissions technologies, fuels, and energy sources to represent at least 5%, striving for 10%, of the energy used by international shipping by 2030 and (4) achieving net zero GHG emissions from international shipping. In April 2025 at MEPC 83, MEPC approved the draft legal text of the NZF to be included as a new chapter in MARPOL Annex VI. The NZF includes a marine fuel standard that requires ships to gradually phase in fuels with lower GHG emissions intensity and a global GHG emissions pricing mechanism, and is scheduled for further discussions and possible adoption in October 2026. The NZF, if adopted, would enter into force no earlier than 2028 and require compliance no earlier than 2029. Potential long-term emissions reduction measures may be finalized and agreed by MEPC beyond 2030. Implementation of the framework through existing and potential future regulatory measures may require additional capital expenditures to achieve compliance with new emissions reduction targets across the shipping sector and increased use of zero or near-zero GHG emission technologies, among other obligations. We are unable to accurately predict the ultimate scope of such measures and their potential impact on our operations once implemented.
Emissions monitoring and varying emission requirements present significant challenges for vessel owners and operators. To address the potential compliance challenges for some of the existing vessels, particularly the older ones, while keeping in line with the IMO strategy’s levels of ambition, the EU ETS and the FuelEU Maritime Regulation, we may incur significant capital expenditures to apply efficiency improvement measures and meet the Required EEXI threshold, for example with respect to shaft/engine power limitation (power optimization), fuel change, energy saving devices and ship replacement. The EEXI regulatory framework may also accelerate the scrapping of older tonnage, while the adoption of shaft/engine power limitation as measures to comply with the amendments may lead to the continuing prevalence of slow steaming to even lower speeds which could result in contracting/ building of new ships to replace any reduction in capacity.
The impact of these requirements on our business and operations, including any necessary capital expenditures, is difficult to accurately predict at this time.
The Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships (the “Hong Kong Convention”) went into effect on June 26, 2025. The Hong Kong Convention introduced regulations covering the design, construction, operation and preparation of ships in order to facilitate recycling and the operation of ship recycling facilities and established an enforcement mechanism for ship recycling, incorporating certification and reporting requirements. Pursuant to the Hong Kong Convention, ships must have an Inventory of Hazardous Materials specific to each ship on board, which must be prepared and verified in line with IMO guidelines. In addition to that initial verification, ships will be subject to additional surveys during the life of the ship, and a final survey prior to recycling.
In 2024, MARPOL Annex I began to prohibit the use of Heavy Fuel Oil, or “HFO,” in Artic waters. This ban applies to oils with a density at 15"C higher than 900 kg/m3 or a kinematic viscosity at 50"C higher than 180 mm2/s. Parties to MARPOL with coastlines bordering Arctic waters may temporarily waive the requirements for ships flying their flags while operating in waters subject to that Party’s sovereignty or jurisdiction until July 1, 2029. Our vessels are required to adhere to this prohibition.
Other International Requirements
Concerns surrounding climate change may lead certain international or multinational bodies or individual countries to propose and/or adopt new climate change initiatives. For example, in 2015, the United Nations Framework Convention on Climate Change adopted the Paris Agreement, which entered into force and established a framework for reducing global GHG emissions, with the goal of holding the increase in global average temperature to well below 2 degrees Celsius and pursuing efforts to limit the increase to 1.5 degrees Celsius. Although the Paris Agreement does not specifically require controls on shipping or other industries, it is possible that countries or groups of countries will seek to impose such controls as they implement the Paris Agreement, which may cause us to incur capital expenditures and/or increase our operating costs in the future.
The International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”), imposes strict liability on vessel owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention also requires registered owners of vessels over 1,000 gross tons to maintain insurance in specified amounts to cover liability for bunker fuel pollution damage. Each of our containerships has been issued a certificate attesting that insurance is in force in accordance with the Bunker Convention.
The International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) requires each vessel to have on board a valid International Ballast Water Management Certificate, a Ballast Water Management Plan and a Ballast Water Record Book. Compliance with the standards pertaining to the treatment of the ballast water (“D-2 Standard”) requires most existing ships to install a ballast water treatment system by the ship’s first International Oil Pollution Prevention Certificate (“IOPPC”) renewal survey after September 8, 2019, while vessels constructed (keel laying performed) after September 8, 2017 must have an approved BWM system installed on delivery. This implementation schedule was designed to ensure full global implementation by September 8, 2024. All our vessels comply with the D-2 Standard or have an approved BWM system installed. The MEPC is currently reviewing the provisions of the BWM Convention and may adopt amendments by MEPC 85.
The operation of our vessels is based on the requirements set forth in the ISM Code. The ISM Code requires vessel managers to develop and maintain an extensive SMS that includes the adoption of a safety and environmental protection policy, sets forth instructions and procedures for safe vessel operation and describes procedures for dealing with emergencies. The ISM Code requires that vessel operators obtain an SMC for each vessel they operate from the government of the vessel’s flag state. The certificate verifies that the vessel operates in compliance with its approved SMS. No vessel can obtain a certificate unless the flag state has issued a document of compliance with the ISM Code to the vessel’s manager. Failure to comply with the ISM Code may lead to withdrawal of the permit to manage or operate the vessels, subject such party to increased liability, decrease or suspend available insurance coverage for the affected vessels, or result in a denial of access to, or detention in, certain ports. Each vessel in our fleet and each of our affiliated managers and third-party managers are ISM Code-certified.
United States Requirements
OPA 90 established an extensive regulatory and liability regime for the protection of the environment from oil spills and cleanup of oil spills. OPA 90 applies to discharges of any oil from a vessel, including discharges of fuel and lubricants. OPA 90 affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters, which include the United States’ territorial sea and its two hundred nautical mile exclusive economic zone. While we do not carry oil as cargo, we do carry fuel in our containerships, making them subject to the requirements of OPA 90.

Under OPA 90, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the discharge of pollutants results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of pollutants from their vessels, including bunkers. OPA 90 defines these other damages broadly to include:
•	natural resource damages and the costs of assessment thereof;
•	real and personal property damage;
•	net loss of taxes, royalties, rents, fees and other lost revenues;
•	lost profits or impairment of earning capacity due to property or natural resource damages; and
•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.
OPA 90 preserves the right to recover damages under other existing laws, including maritime tort law.
Effective March 23, 2023, the OPA liability limitation under U.S. Coast Guard regulations was increased to the greater of $1,300 per gross ton or $1,076,000 per incident for non-tank vessels, subject to periodic future adjustments of such limits. These limitations of liability do not apply if an incident was directly caused by violation of applicable U.S. safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.
The U.S. Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) applies to spills or releases of hazardous substances other than petroleum or petroleum products whether on land or at sea. CERCLA imposes joint and several liability, without regard to fault, on the owner or operator of a vessel, vehicle or facility from which there has been a release, along with other specified parties. Costs recoverable under CERCLA include cleanup and removal costs, natural resource damages and governmental oversight costs. Liability under CERCLA is generally limited to the greater of $300 per gross ton or $5.0 million for vessels carrying any hazardous substances, such as cargo or residue, or $0.5 million for any other vessel, per release of or incident involving hazardous substances. These limits of liability do not apply if the incident is caused by gross negligence, willful misconduct or a violation of certain regulations, in which case liability is unlimited.
All owners and operators of vessels over 300 gross tons are required to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA 90 and CERCLA. Under the U.S. Coast Guard regulations, vessel owners and operators may evidence their financial responsibility by providing proof of insurance, surety bond, guarantee, letter of credit or self-insurance. An owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum liability under OPA 90 and CERCLA. Under the self-insurance provisions, the vessel owner or operator must have a net worth and working capital that exceeds the applicable amount of financial responsibility, measured in assets located in the United States against liabilities located anywhere in the world.
U.S. Coast Guard regulations concerning certificates of financial responsibility provide, in accordance with OPA 90, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA 90 laws, including the major P&I associations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses.
OPA 90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their borders, coasts and territorial seas, and some states have enacted legislation providing for unlimited liability for entities found responsible for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

We currently maintain, for each of our vessels, oil pollution liability coverage insurance in the amount of $1.0 billion per vessel per incident. In addition, we carry hull and machinery protection and indemnity insurance to cover the risks of fire and explosion. Although our vessels only carry bunker fuel, a spill of oil from one of our vessels could be catastrophic under certain circumstances. Losses as a result of fire or explosion could also be catastrophic under some conditions. While we believe that our present insurance coverage is adequate, not all risks can be insured, and if the damages from a catastrophic spill exceeded our insurance coverage, the payment of those damages could have an adverse effect on our business or the results of our operations.
Title VII of the Coast Guard and Maritime Transportation Act of 2004 (the “CGMTA”) amended OPA 90 to require the owner or operator of any non-tank vessel of 400 gross tons or more that carries oil of any kind as a fuel for main propulsion, including bunker fuel, to prepare and submit a response plan for each vessel. These vessel response plans include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of oil from the vessel due to operational activities or casualties. Where required, each of our vessels has an approved response plan.
The Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances in navigable waters and imposes liability in the form of penalties for any unauthorized discharges. It also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recently enacted OPA 90 and CERCLA, discussed above. The U.S. Environmental Protection Agency (the “EPA”) regulates the discharge of ballast water and other substances under the CWA. EPA regulations require vessels 79 feet in length or longer (other than commercial fishing vessels) to obtain coverage under a Vessel General Permit (“VGP”) authorizing discharges of ballast waters and other wastewaters incidental to the operation of vessels when operating within the three-mile territorial waters or inland waters of the United States. The VGP requires vessel owners and operators to comply with a range of best management practices and reporting and other requirements for a number of incidental discharge types. The most recent VGP, which became effective in December 2013, expired in December 2018. It contained stringent requirements, including numeric ballast water discharge limits (that generally align with the most recent U.S. Coast Guard standards issued in 2012), to ensure that the ballast water treatment systems are functioning correctly and more stringent effluent limits for oil to sea interfaces and exhaust gas scrubber wastewater. The Vessel Incidental Discharge Act (“VIDA”) enacted December 4, 2018, required the EPA and Coast Guard to develop new performance standards and enforcement regulations and extends the 2013 VGP provisions until new regulations are final and enforceable. On October 9, 2024, the EPA issued Vessel Incidental Discharge National Standards of Performance, new final regulations pursuant to VIDA which set discharge standards that are as least as stringent as the VGP. These new standards are enforceable through U.S. Coast Guard regulations, which must be promulgated within two years. Until the Coast Guard’s regulations are final and enforceable, vessels will continue to be subject to the existing discharge requirements under the VGP. On December 2, 2016, the Marine Safety Center announced the approval of the first Coast Guard type approved Ballast Water Management System (“BWMS”). Since the approved BWMS became available, vessels calling at U.S. ports have been required to have such systems installed by their first regular dry-docking after January 1, 2016. Vessel owners and operators are alternatively permitted to meet the discharge standard without the use of a BWMS or, apply for an individual, justified extension to the compliance date. We comply with the most recent version of the VGP for all of our vessels that operate in U.S. waters or have received permission from the Coast Guard to perform ballast exchange operations in U.S. waters for a maximum of five years after the compliance date for each vessel. We do not believe that any costs associated with meeting the requirements under the VGP or the Vessel Incidental Discharge National Standards of Performance will be material.
U.S. Coast Guard regulations adopted under the 1996 U.S. National Invasive Species Act (“NISA”) also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters. Amendments to these regulations, which became effective in June 2012, established maximum acceptable discharge limits for various invasive species and/or requirements for active treatment of ballast water. The U.S. Coast Guard ballast water standards are consistent with requirements under the BWM Convention. Several states, including Michigan and California, have adopted legislation or regulations relating to the permitting and management of ballast water discharges. California has extended its ballast water management program to the regulation of “hull fouling” organisms that attach to vessels and adopted regulations limiting the number of organisms in ballast water discharges. Other states could adopt similar requirements that could increase the costs of operation in state waters.

The EPA has adopted standards under the Clean Air Act (“CAA”) that pertain to emissions from vessel vapor control and recovery and other operations in regulated port areas and emissions from the large marine diesel engines from model year 2004 or later. Several states also regulate emissions from vapor control and recovery under authority of State Implementation Plans adopted under the CAA. In April 2010, the EPA promulgated regulations that impose more stringent standards for emissions of particulate matter, sulphur oxides and nitrogen oxides from new Category 3 marine diesel engines on vessels constructed on or after January 1, 2016 and registered or flagged in the U.S. and implement the new MARPOL Annex VI requirements for U.S. and foreign flagged ships entering U.S. ports or operating in U.S. internal waters. California has adopted emission limits for diesel engines of ocean-going vessels operating within 24 miles of the California coast and requires operators to use low sulphur content fuel. California has also mandated that ships, instead of relying on their shipboard power, must use shore power while berthed through a process known as Cold Ironing or Alternative Maritime Power or use other CAECS (CARB Approved Emission Control Strategies) such as emission capture systems. The regulation was phased in starting in 2014 and the compliance start date for containerships, refrigerated cargo vessels and passenger vessel began on January 1, 2023. Our vessels currently affected by California regulations have made the necessary modifications. It is expected that the cost of modifications needed for other vessels in our fleet that may call to California in the future will be borne in part by the charterers of each vessel, but it is difficult to predict the exact impact on our operations.
If new or more stringent regulations relating to emissions from marine diesel engines or port operations by ocean-going vessels are adopted by the EPA or states, these requirements could require significant capital expenditures or otherwise increase the costs of our operations.
European Union Requirements
The European Union has adopted legislation that (1) requires member states to refuse access to their ports to certain substandard vessels, according to vessel type, flag and number of previous detentions; (2) obliges member states to inspect at least 25% of foreign vessels using their ports annually and provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment; (3) provides the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies and (4) requires member states to impose criminal sanctions for certain pollution events, such as the unauthorized discharge of tank washings.
The European Union has also adopted Regulation (EU) No. 1257/2013 of the European Parliament and of the Council of November 2013 on ship recycling in alignment with the requirements of the Hong Kong Convention (the “EU Recycling Regulation”). Since 2018, seagoing vessels flying the flag of an EU Member State must be recycled solely in ship recycling facilities within the EU or in countries which comply with a number of safety and environmental requirements and are included in the European List of ship recycling facilities published by the European Commission. In addition, all ships calling to European ports, whether flying the flag of an EU Member State or not, must have an inventory of hazardous materials on board, such as asbestos and ozone-depleting substances, that specifies the location and approximate quantities of those materials certified by the relevant administration or authority.
The European Union has also adopted Regulation (EU) 2015/757 of the European Parliament and of the Council of April 29, 2015 on the monitoring, reporting and verification of carbon dioxide emissions from maritime transport (the “EU MRV Regulation”) and Regulation (EU) 2023/1805 of the European Parliament and of the Council of September 13, 2023 on the use of renewable and low-carbon fuels in maritime transport (the “FuelEU Maritime Regulation”). The EU MRV Regulation requires large vessels entering European Union ports to monitor, report and verify their carbon dioxide emissions. Since June 2019, all vessels calling to ports in the European Union must carry onboard a document of compliance with said requirements. Data collected is open to the public, as provided for by the regulations. The provisions of the EU MRV Regulation are similar to MARPOL Annex VI.
On September 16, 2020, the European Parliament voted in favor of amending the EU MRV Regulation to require shipping companies to reduce their annual average CO2 emissions relative to transport work on a linear basis for all their ships by at least 40% by 2030, with penalties for non-compliance. In May 2023, EU ETS regulations were amended in order to include emissions from maritime transport activities in the EU ETS and to require the monitoring, reporting and verification of emissions of additional greenhouse gases and emissions from additional ship types. In January 2024, the EU ETS was extended to cover CO2 emissions from all large ships (of 5,000 gross tonnage and above) entering EU ports, and as of 2026, the EU ETS was further tightened by applying to 100% of the

CO2 in scope and extended to apply to methane and nitrous oxide emissions. Shipping companies will need to buy allowances that correspond to the emissions covered by the system. Additional jurisdictions may adopt similar GHG emissions monitoring and reduction schemes in the future.
While the inclusion of shipping in the EU ETS formalized a market-based GHG emissions reduction measure that promotes improvements in energy efficiency, European regulators recognized that a mechanism establishing increasing levels of demand for renewable and low-carbon maritime fuels would drive additional emissions reductions. As a result, the EU adopted the FuelEU Maritime Regulation, which was designed to enable the EU to reduce its net GHG emissions by at least 55% by 2030 compared to 1990 levels and to achieve climate neutrality by 2050. The FuelEU Maritime Regulation incentivizes the production and uptake of sustainable low carbon and renewable fuels for ships over 5,000 gt operating in European territorial waters. The regulation entered into force on January 1, 2025 and established uniform rules imposing a limit on the GHG intensity of the energy used onboard ships arriving at, staying within or departing from ports under the jurisdiction of an EEA country. It also established that from January 1, 2030, containerships and passenger ships will be required to connect to onshore power supply (OPS) or use zero-emission technology while at berth in a port of call under the jurisdiction of a member state. The GHG intensity of energy consumed by vessels on European voyages is measured on a Well-to-Wake (WtW) basis, and the Regulation requires reductions in the lifecycle GHG intensity of fuel which will gradually increase every five years, beginning with a 2% reduction in 2025 (compared to 2020 levels), up to 80% by 2050. This progressive reduction is designed to incentivize the development and uptake of biofuels and renewable fuels of non-biological origin (RFNBOs) with higher decarbonization potential. The upper limit of GHG intensity is calculated based on the EU MRV data from 2020, and ships with a higher GHG intensity than the applicable upper limit must pay a remedial penalty proportional to their compliance deficit. The compliance deficit is the difference between the maximum permissible GHG intensity and the actual GHG intensity, multiplied by the ship’s energy consumption. FuelEU also includes a voluntary pooling mechanism, under which ships will be allowed to pool their compliance balance with one or more other ships.
Both the EU ETS and FuelEU schemes have significant impacts on the management of the vessels calling to EU ports, by increasing the complexity and monitoring of, and costs associated with the operation of vessels and affecting the relationships with our time charterers. Ultimately, vessels chartered in the future may be subject to discount rates compared to more technologically advanced vessels that are better equipped to comply with such schemes, such as vessels using dual fuels.
Marshall Islands Requirements
On January 1, 2019, the Economic Substance Regulations, 2018 (the “ESRs”) adopted by the Republic of the Marshall Islands came into force.
The ESRs apply to all Marshall Islands non-resident domestic entities and foreign maritime entities registered in the Marshall Islands that meet the definition of “relevant entity” and which derive income from a “relevant activity.” “Relevant entity” is defined in the ESRs to include a non-resident domestic entity or foreign maritime entity formed under Marshall Islands law that is centrally managed and controlled outside the Marshall Islands and is a tax resident of a jurisdiction other than the Marshall Islands. “Relevant activity” is limited under the ESRs to certain enumerated activities including “shipping business” and “holding company business” which the Company has determined may be applicable to it and its Marshall Islands subsidiaries and affiliates.
Under the ESRs, for each yearly reporting period, a relevant entity that derives income from a relevant activity must satisfy an economic substance test whereby the entity must show that it (i) is directed and managed in the Marshall Islands in relation to that relevant activity, (ii) carries out core income-generating activity in relation to that relevant activity in the Marshall Islands (although it is understood and acknowledged by the regulators that income-generated activities for shipping companies will generally occur in international waters) and (iii) has (a) an adequate amount of expenditures in the Marshall Islands, (b) adequate physical presence in the Marshall Islands and (c) an adequate number of qualified employees in the Marshall Islands, considering the level of relevant activity carried out in the Marshall Islands.
All Marshall Islands non-resident domestic entities and foreign maritime entities are required to submit an Economic Substance Declaration to the Registrar of Corporations (the “Registrar”) on a yearly basis. If the Registrar determines that a relevant entity has not met the economic substance test for the relevant reporting period, the Registrar will issue a notice of non-compliance and assess penalties as disclosed in the notice. Penalties can range from fines up to $100,000 and/or revocation of formation documents and dissolution.

Other Regional Requirements
The environmental protection regimes in certain other countries, such as Canada, resemble those of the United States. To the extent we operate in the territorial waters of such countries or enter their ports, our containerships would typically be subject to the requirements and liabilities imposed in such countries. Other regions of the world also have the ability to adopt requirements or regulations that may impose additional obligations on our containerships and may entail significant expenditures on our part and may increase the costs of our operations. These requirements, however, would apply to the industry operating in those regions as a whole and would also affect our competitors.
Of particular importance, due to the trade intensity in these areas, are four Chinese domestic ECAs created in Hong Kong and in China (Pearl River Delta, the Yangtze River Delta and Bohai Sea), which are regulated in order to reduce the levels of ship-generated air pollution and restrict the sulphur content of fuels. Vessels at berth in a core port within the ECAs are required to use fuel with a maximum sulphur content of 0.5% m/m—except one hour after arrival and one hour before departure. As of January 1, 2019, vessels must use fuel with a sulphur content not exceeding 0.5% m/m prior to entering China’s territorial sea, in defined areas. Vessels capable of receiving shore power must use shore power if they berth for more than three hours in ports in the coastal ECA that have shore power capabilities (or more than two hours in ports with such capabilities in the inland ECAs). Furthermore, ships of 400 gross tonnage or over, or ships powered by main propulsion machinery greater than 750 kW of propulsion power, calling at a port in China must report energy consumption data of their last voyage to the China Maritime Safety Administration before leaving port (pursuant to the China Regulation on Data Collection for Energy Consumption of Ships). Ships operating in Hong Kong waters are required to burn fuel with a sulphur content not exceeding 0.5% m/m.
In Taiwan, ships not equipped with exhaust gas scrubbers must burn fuel with a sulphur content not exceeding 0.5% m/m when entering its international commercial port areas.
In connection with the introduction of the ban of high sulphur fuel for vessels not equipped with exhaust gas scrubbers, countries are introducing rules as to the type of exhaust gas scrubber that may be acceptable to be operated on vessels, in effect prohibiting the operation in their waters of open loop-type exhaust gas scrubbers and forcing vessels to use the more expensive Diesel Oil fuel when sailing in their waters.
Vessel Security Regulations
A number of initiatives have been introduced in recent years intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 (the “MTSA”) was signed into law. To implement certain portions of the MTSA, the U.S. Coast Guard issued regulations in July 2003 requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. This new chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created ISPS Code. Among the various requirements are:
•	on-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications;
•	on-board installation of ship security alert systems;
•	the development of ship security plans; and
•	compliance with flag state security certification requirements.
The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures; provided such vessels have on board a valid “International Ship Security Certificate” that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures required by the IMO, SOLAS and the ISPS Code and have approved ISPS certificates and plans certified by the applicable flag state on board all our vessels.
C. Organizational Structure
Costamare Inc. is a holding company incorporated in the Republic of the Marshall Islands which, as of February 24, 2026, has 92 wholly-owned subsidiaries incorporated in the Republic of Liberia and 15 wholly-owned subsidiaries incorporated in the Republic of the Marshall Islands. As of that date, 57 of our Liberian subsidiaries own container vessels in the water, 10 have container vessels under construction, eight are engaged in litigation concerning the termination certain shipbuilding contracts due to builder’s failure to provide the agreed refund guarantees within the set deadline, and the remaining subsidiaries relate to vessels that were previously sold or newbuild and secondhand vessels that may be acquired in the future. Of our Marshall Islands subsidiaries, 12 own container vessels in the water, two are intermediate holding companies, and the remaining subsidiary is inactive. In addition, as of February 24, 2026, Costamare controlled one company incorporated under the laws of Jersey, which had 53 subsidiaries incorporated in the Republic of the Marshall Islands and six incorporated in the Republic of Liberia. A list of our subsidiaries as of February 24, 2026 is set forth in Exhibit 8.1 to this annual report.
D. Property, Plant and Equipment
We have no freehold or material leasehold interest in any real property. We occupy office space at 7 rue du Gabian, MC 98000 Monaco. Other than our vessels, we do not have any material property. Our vessels are subject to priority mortgages, which secure our obligations under our various credit facilities. For further details regarding our credit facilities, refer to “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities and Other Financing Arrangements”.
ITEM 4A.	UNRESOLVED STAFF COMMENTS
None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this annual report. This discussion includes forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report, our actual results may differ materially from those anticipated in these forward-looking statements. Please see the section “Forward-Looking Statements” at the beginning of this annual report.
Overview
We are an international owner and operator of containerships. We charter our vessels to many of the world’s largest liner companies, providing worldwide transportation of containerized cargoes.
As of February 24, 2026, we had a fleet of 79 containerships with an aggregate capacity of approximately 551,000 TEU, including 10 vessels under construction, making us one of the largest public containership companies in the world based on total TEU capacity. See “Item 4. Information on the Company—B. Business Overview—Our Fleet”.
Our strategy is to deploy our containerships on long-term, fixed-rate time charters to take advantage of the stable cash flows and high utilization rates typically associated with long-term time charters. Time chartered containerships are generally employed on long-term charters to liner companies that charter-in vessels on a long-term basis as part of their business strategies. As of February 24, 2026, the average (weighted by TEU capacity) remaining time charter duration for our fleet of 79 containerships (including the 10 vessels under construction) was approximately 4.4 years, based on the remaining fixed terms and assuming the exercise of any owner’s options and the non-exercise of any charterer’s options under our containerships’ charters. As of February 24, 2026, our fixed-term charters for our fleet of 79 containerships (including the 10 vessels under construction) represented an aggregate of approximately $3.6 billion of contracted revenue, assuming the earliest redelivery dates possible and 365 revenue days per annum per containership. See “Item 4. Information on the Company—B. Business Overview—Our Fleet”.
The table below provides additional information about the charter coverage for our fleet of containerships as of December 31, 2025. Except as indicated in the footnotes, it does not reflect events occurring after that date, including any charter contract we entered into after that date. The table assumes the earliest redelivery dates possible under our vessels’ charters. See “Item 4. Information on the Company—B. Business Overview—Our Fleet”.

	2026	2027	2028	2029	2030	2031	2032 - 2036
No. of Containerships whose Charters Expire(1)	4	7	20	14	14	5	11
TEU of Expiring Charters	19,569	23,254	120,809	97,630	129,400	56,730	90,720
Contracted Days	24,720	22,443	19,237	12,843	8,361	4,765	16,250
Available Days	465	3,474	7,614	13,437	17,703	20,447	91,679
Contracted/Total Days(2)	98.2%	86.6%	71.6%	48.9%	32.1%	18.9%	15.1%
Containership Contracted/Total Containership Days (TEU-adjusted)(3)	98.7%	92.7%	81.4%	61.0%	41.9%	22.6%	17.4%

(1)	Includes six vessels under construction.
(2)
Total days are calculated on the assumption that the vessels will continue trading until the age of 30 years old, unless the vessel will exceed 30 years of age at the expiry of its current time charter, in which case we assume that the vessel continues trading until that expiry date.

(3)	Contracted Days coverage adjusted by TEU capacity.
Our containership fleet is currently under time charters with ten different charterers. For the three years ended December 31, 2025, our largest customers by revenue were A.P. Moller-Maersk, MSC, Evergreen, Hapag Lloyd, ZIM and COSCO.

We dry-dock our vessels when the next survey (dry-dock survey or special survey) is scheduled to become due, every 60 months. We have dry-docked 38 containerships over the past three years, and we plan to dry-dock 20 in 2026 and 8 vessels in 2027. Information about our fleet dry-docking schedule through 2030 is set forth in a table in “Item 4. Information on the Company—B. Business Overview—Risk of Loss and Liability Insurance—Inspection by Classification Societies”.
As of February 24, 2026, Neptune is funding or committed to funding 52 shipping assets, and Neptune’s portfolio of sale and leaseback arrangements and commitments includes 22 dry bulk vessels, three tanker vessels, 24 offshore vessels and three container vessels.
Our Managers and Service Providers
Costamare Shipping provides us with commercial, technical and other services pursuant to the Framework Agreement. As of February 24, 2026, Costamare Shipping, itself or together with our sub-managers, V.Ships Greece, Navilands, Navilands (Shanghai), Vinnen and HanseContor, provides our fleet with technical, crewing, commercial, provisioning, bunkering, sale and purchase, accounting and insurance services pursuant to separate ship-management agreements between each of our vessel-owning subsidiaries and Costamare Shipping and, where applicable, the relevant sub-manager. Navilands may subcontract certain services to and enter into a relevant sub-management agreement with Navilands (Shanghai). Costamare Services provides our vessel-owning subsidiaries with chartering, sale and purchase, insurance and certain representation and administrative services pursuant to the Services Agreement. In the event that Costamare Shipping or Costamare Services decide to delegate certain or all of the services they have agreed to perform under the Framework Agreement or the Services Agreement, respectively, either through (i) subcontracting to a sub-manager or sub-provider or (ii) by directing such sub-manager or sub-provider to enter into a direct agreement with the relevant vessel-owning subsidiary, then, in the case of subcontracting under (i), Costamare Shipping or Costamare Services, as applicable, will be responsible for paying the fee charged by the relevant sub-manager or sub-provider for providing such services and, in the case of a direct agreement under (ii), the fee received by Costamare Shipping or Costamare Services, as applicable, will be reduced by the fee payable to the sub-manager or sub-provider under the relevant direct agreement. As a result, these arrangements will not result in any increase in the aggregate management fees and services fees that we pay. In addition to management fees, we pay for any capital expenditures, financial costs, operating expenses and any general and administrative expenses, including payments to third parties, including specialist providers, in accordance with the Framework Agreement and the relevant separate ship-management agreements or supervision agreements. Our chairman and chief executive officer and our chief financial officer supervise, in conjunction with our board of directors, the services provided by Costamare Shipping and Costamare Services.
Costamare Shipping received in 2025 and 2024 a fee of $1,020 per day pro-rated for the calendar days we own each vessel. This fee is reduced to $510 per day in the case of any vessel subject to a bareboat charter. We also pay Costamare Shipping a flat fee of $839,988 per newbuild vessel for the supervision of the construction of any newbuild vessel that we may contract. Costamare Shipping received in 2025 and 2024, a fee of 0.15% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each vessel in our fleet. Costamare Services received in 2025 and 2024 a fee of 1.10%, on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each vessel in our fleet and a quarterly fee of (i) $666,737 and (ii) an amount equal to the value of 149,600 shares, based on the average closing price of our common stock on the NYSE for the 10 days ending on the 30th day of the last month of each quarter; provided that Costamare Services may elect to receive 149,600 shares instead of the fee under (ii). We have reserved a number of shares of common stock to cover the fees to be paid to Costamare Services under (ii) through December 31, 2030. For the years ended December 31, 2024 and December 31, 2023, Costamare Shipping and Costamare Services charged aggregate fees of $44.4 million and $47.2 million, respectively, including $5.7 million and $6.3 million for the years ended December 31, 2025 and 2024, respectively, charged by third-party managers. The aforementioned fees include the value of the 598,400 shares we issued within each year pursuant to the Services Agreement, to Costamare Services.
On December 31, 2025, the terms of the Framework Agreement and the Services Agreement automatically renewed for another one-year period, and will automatically renew for nine more consecutive one-year periods until December 31, 2035, at which point the Framework Agreement and the Services Agreement will expire. The daily fee for each vessel, the supervision fee in respect of each vessel under construction payable to Costamare Shipping under the Framework Agreement and the quarterly fee payable to Costamare Services under the Services Agreement (other than the portion of the fee in clause (ii) above which is calculated on the basis of our share price) will be annually adjusted to reflect any strengthening of the Euro against the U.S. dollar of more than 5% per year and/or material unforeseen cost increases. We are able to terminate the Framework Agreement or the Services Agreement, subject to a termination fee, by providing written notice to Costamare Shipping or Costamare Services, as applicable, at least 12 months before the end of the subsequent one-year term. The termination fee is equal to (a) the number of full years remaining prior to December 31, 2035, times (b) the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to a sub-manager or a sub-provider, as applicable); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above. Information about other termination events under the Management Agreements is set forth in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management Agreements—Term and Termination Rights”.
Pursuant to the terms of the Framework Agreement, the separate ship-management agreements, the supervision agreements and the Services Agreement, liability of Costamare Shipping and Costamare Services to us is limited to instances of gross negligence or willful misconduct on the part of Costamare Shipping or Costamare Services. Further, we are required to indemnify Costamare Shipping and Costamare Services for liabilities incurred by them in performance of the Framework Agreement, separate ship-management agreements, supervision agreements and the Services Agreement respectively, in each case except in instances of gross negligence or willful misconduct on the part of Costamare Shipping or Costamare Services.
During the years ended December 31, 2025 and 2024, Costamare Shipping charged, in aggregate, to the vessels privately owned or controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos, $1.9 million and $1.7 million respectively for services provided in accordance with the relevant agreements.
Blue Net provides exclusive charter brokerage services to containership owners. Under the Brokerage Agreement, as amended on January 2, 2020, each vessel-owning subsidiary paid a fee of €9,413 for the years ended December 31, 2024 and 2025 in respect of its vessel, prorated for the calendar days of ownership (including as disponent owner under a bareboat charter agreement). In lieu of said annual fee, in certain cases, some of our vessels have agreed to pay a commission ranging from 0.5% to 1.25% of their revenues from the charter arranged by Blue Net or Blue Net Asia. During the years ended December 31, 2024 and December 31, 2025 we paid $721,931 and $759,970, respectively, in total to Blue Net and $740,939 and $429,614, respectively, in total to Blue Net Asia for charter brokerage services.
A. Operating Results
Factors Affecting Our Results of Operations
Our financial results are largely driven by the following factors:
•
Number of Vessels in Our Fleet. The number of vessels in our fleet is a key factor in determining the level of our revenues. Aggregate expenses also increase as the size of our fleet increases. Vessel acquisitions and dispositions give rise to gains and losses and other one-time items. Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the ownership days each vessel was part of our fleet during the period divided by the number of calendar days in that period. As of February 24, 2026, our containership fleet amounted to a total of 79 vessels (including 10 vessels under construction).

•
Charter Rates. The charter rates we obtain for our vessels also drive our revenues. Charter rates are based primarily on demand and supply of vessel capacity at the time we enter into the charters for our vessels. Demand and supply can fluctuate significantly over time as a result of changing economic conditions affecting trade flow between ports and the industries which use our shipping services. Vessels operated under long-term charters are less susceptible to cyclical containership charter rates than vessels operated on shorter-term charters, such as spot charters. We are exposed to varying charter rate environments when our chartering arrangements expire and we seek to deploy our vessels under new charters. As illustrated in the table above under “—Overview”, we aim to reduce our exposure to any one particular rate environment and point in the shipping cycle by staggering the maturities of our vessels’ charters. See “—Voyage Revenue”.

•
Utilization of Our Fleet. We calculate utilization of our fleet by dividing the number of days during which our vessels are employed less the aggregate number of days that our vessels are off-hire due to any reason other than due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys by the number of days during which our vessels are employed. We use fleet utilization to measure our vessels’ condition and efficiency in servicing our clients whilst employed. Historically, our fleet has had a limited number of unscheduled off-hire days during the period of employment. In 2023, 2024 and 2025 our fleet utilization for each year was 99.0%, 99.8% and 99.6%, respectively. If the utilization pattern of our fleet changes, our financial results would be affected.
•
Expenses and Other Costs. Our ability to control our fixed and variable expenses is critical to our ability to maintain acceptable profit margins. These expenses include commission expenses, crew wages and related costs, the cost of insurance and vessel registry, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricating oil costs, tonnage taxes, regulatory fees, vessel scrubbers and Ballast Water Treatment System (“BWTS”) maintenance expenses and other miscellaneous expenses. In addition, factors beyond our control, such as developments relating to market premiums for insurance and the value of the U.S. dollar compared to currencies in which certain of our expenses, primarily crew wages, are paid, can cause our vessel operating expenses to increase. We proactively manage our foreign currency exposure by entering into Euro/dollar forward contracts in an effort to minimize volatility in Euro denominated expenses.

•
Financing Expenses. We rely on external financing mainly from banks and other financing institutions, which we primarily use for the acquisition of vessels and refinancing of maturing financing facilities. We proactively seek to hedge the associated interest rate exposure, subject to market conditions, in an effort to minimize the embedded volatility in interest rate expenses.

The following table presents selected consolidated financial and other data of Costamare for each of the three years in the three-year period ended December 31, 2025. The table should be read together with the additional information provided in this section. The selected consolidated financial data of Costamare is a summary of and is derived from our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Our audited consolidated statements of income, shareholders’ equity and cash flows for the years ended December 31, 2023, 2024 and 2025 and the consolidated balance sheets at December 31, 2024 and 2025, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.
Following the completion of the Spin-Off on May 6, 2025, the results of the dry bulk business (consisting of Costamare’s dry bulk owned fleet and the CBI operating platform) are reported as discontinued operations for all periods presented. The summary financials and discussion below refer to Costamare’s continuing operations unless otherwise noted; historical comparative periods have been adjusted accordingly.

	Year Ended December 31,
	2023	2024	2025
	(Expressed in thousands of U.S. dollars, except for share and per share data)
STATEMENT OF INCOME
Revenues:
Voyage revenue	$839,374	$864,545	$846,674
Income from investments in leaseback vessels	8,915	23,947	31,226
Total revenues	848,289	888,492	877,900
Voyage expenses	(12,490)	(25,769)	(52,002)
Voyage expenses-related parties	(11,881)	(12,163)	(11,252)
Vessels’ operating expenses	(160,868)	(157,919)	(162,481)
General and administrative expenses	(12,374)	(16,252)	(13,016)
General and administrative expenses-non-cash component	(5,850)	(8,427)	(6,979)
Management fees-related parties	(27,480)	(28,641)	(28,917)
Amortization of dry-docking and special survey costs	(15,344)	(17,345)	(19,794)
Depreciation	(126,719)	(126,821)	(129,538)
Gain / (loss) on sale of vessels, net	117,544	—	—

	Year Ended December 31,
	2023	2024	2025
	(Expressed in thousands of U.S. dollars, except for share and per share data)
Foreign exchange gains / (losses), net	2,145	(5,451)	2,269
Operating income	$594,972	$489,704	$456,190
Interest income	$30,082	$31,712	$19,317
Interest and finance costs	(119,623)	(109,620)	(91,359)
Equity gain on investments	764	12	—
Other, net	1,832	1,396	966
Gain / (loss) on derivative instruments, net	10,873	(5,861)	11,433
Total other expenses, net	$(76,072)	$(82,361)	$(59,643)
Net Income from continuing operations	518,900	407,343	396,547
Net Income / (loss) from discontinued operations	(137,881)	(91,009)	(27,547)
Net Income	$381,019	$316,334	$369,000
Earnings allocated to Preferred Stock	(31,068)	(23,796)	(20,920)
Deemed dividend in redemption of Series E Preferred Stock	—	(5,446)	—
Net (income) / loss attributable to the non-controlling interest	4,730	3,585	(4,425)
Net income available to Common Stockholders	$354,681	$290,677	$343,655
Earnings per common share, basic and diluted - Total	$2.95	$2.44	$2.86
Earnings per common share, basic and diluted – Continuing operations	4.09	3.15	3.09
Earnings / (loss) per common share, basic and diluted – Discontinued operations	(1.15)	(0.71)	(0.23)
Weighted average number of shares, basic and diluted	120,299,172	119,299,405	120,198,853
OTHER FINANCIAL DATA
Net cash provided by operating activities – Continuing operations	$523,582	$586,868	$536,867
Net cash provided by / (used in) investing activities – Continuing operations	(11,286)	(32,751)	(179,007)
Net cash provided by / (used in) financing activities – Continuing operations	(425,417)	(613,917)	(507,588)
Net cash provided by / (used in) discontinued operations	(73,233)	12,532	(57,931)
Net increase / (decrease) in cash, cash equivalents and restricted cash	13,646	(47,268)	(207,659)
Dividends paid	(71,867)	(74,147)	(79,287)
BALANCE SHEET DATA – CONTINUING OPERATIONS (at year end)
Total current assets	$869,082	$802,306	$690,668
Total assets	4,106,909	3,909,796	3,862,662
Total current liabilities	354,815	410,593	398,568
Total long-term debt and finance lease liability, including current portion	2,042,890	1,733,113	1,522,979
Common stock	13	13	13
Total stockholders’ equity/net assets	2,438,760	2,571,059	2,158,956

	Average for the Year Ended December 31,
	2021	2022	2023	2024	2025
FLEET DATA
Number of vessels	70.1	71.6	67.6	68.0	68.3
TEU capacity	521,389	542,264	514,978	512,989	499,240

Voyage Revenue
Our voyage revenues are driven primarily by the number of vessels in our fleet, the amount of daily charter hire that our vessels earn under time charter agreements and the number of operating days during which our vessels generate revenues. These factors are, in turn, affected by our decisions relating to vessel acquisitions and dispositions, the amount of time that we spend positioning the vessels, the amount of time that the vessels spend dry-docked undergoing repairs, maintenance and upgrade work, the age, condition and specifications of the vessels and the levels of supply and demand in the containership charter markets.
Under a time charter agreement, the charterer pays a fixed charter hire rate or an index-linked charter hire rate (which is adjusted periodically based on a specific index such as the Baltic Exchange Handysize Index (“BHSI”)) for the use of the vessel. Voyage revenues generated from time charter agreements are recorded on a straight-line basis over the term of each time charter (excluding the effect of any options to extend the term). Furthermore, voyage revenues derived from time charter agreements with variable charter rates are accounted for as operating leases and thus are recognized on a straight-line basis as the average voyage revenue over the rental periods of such agreements, as service is performed, by dividing (i) the aggregate contracted voyage revenues until the earliest expiration date of the time charter, by (ii) the total contracted days until the earliest expiration date of the time charter agreement. Under a time charter agreement, the shipowner assumes all vessel operating costs and the charterer assumes all vessel voyage expenses.
Our voyage revenues will be affected by the acquisition of any additional vessels in the future subject to charter agreements, as well as by the disposition of any existing vessel in our fleet. Our revenues will also be affected if any of our charterers cancel a charter agreement or if we agree to renegotiate charter terms during the term of a charter resulting in aggregate revenue reduction. Our time charter arrangements have been contracted in varying rate environments and expire at different times. Generally, we do not employ our vessels under voyage charters under which a ship-owner, in return for a fixed sum, agrees to transport cargo from one or more loading ports to one or more destinations and assumes all vessel operating costs and voyage expenses.
During 2024, containership charter rates increased by 163% on average. The increase in charter rates was mainly attributable to a 5.4% increase in the volume of containers transported due to increased demand and an increase of 17.7% in TEU-miles mainly due to container vessels rerouting from the Suez Canal. Tonnage availability was very limited, especially in larger size vessels where forward fixtures had become the norm, leading to increased competition between liner companies and resulting in higher rates. During 2025, time charter rates increased by 13% on average. This increase in charter rates was attributable to a 4.5% increase in the volume of containers transported due to increased demand and an increase of 4.7% in TEU-miles mainly due to container vessels still having to reroute around the Cape of Good Hope. Many vessels were already chartered through 2026, resulting in limited availability of vessels for chartering while, at the same time, liner companies’ appetite for chartering vessels remained at healthy levels.
Voyage Expenses
Voyage expenses primarily consist of port and canal charges, bunker (fuel) expenses, costs associated with EU ETS Allowances (“EUAs”), Fuel EU Maritime penalties and commissions to counter and third parties that are unique to a particular charter. Under our time charter agreements, charterers assume the voyage expenses other than the commissions. Voyage expenses represent a relatively small portion of our vessels’ overall expenses. During 2024 and 2025, commissions charged represented 43% and 19% of voyage expenses, respectively.
These commissions do not include the fees we pay to our manager, which are described below under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management and Services Agreements”.

Vessels’ Operating Expenses
Vessels’ operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricant costs, statutory and classification expenses and other miscellaneous expenses. Aggregate expenses increase as the size of our fleet increases. We expect that insurance costs, dry-docking and maintenance costs will increase as our vessels age. Factors beyond our control, some of which may affect the shipping industry in general—for instance, developments relating to market premiums for insurance and changes in the market price of lubricants due to increases in oil prices—may also cause vessel operating expenses to increase. In addition, a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than the U.S. dollar (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against these currencies is included in vessel operating expenses. As of December 31, 2025, approximately 40% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We fund our managers with the amounts they will need to pay our fleet’s vessel operating expenses. Under our time charter arrangements, we generally pay for vessel operating expenses.
General and Administrative Expenses
General and administrative expenses mainly include legal, accounting and advisory fees. We also incur additional general and administrative expenses as a public company. The primary components of general and administrative expenses consist of the expenses associated with being a public company, which include the preparation of disclosure documents, legal and accounting costs, investor relation costs, incremental director and officer liability insurance costs, director and executive compensation and costs related to compliance with the Exchange Act, the Sarbanes-Oxley Act and the Dodd-Frank Act of 2010, and costs related to other corporate functions such as tax and internal audit.
Management Fees
Management fees for our containerships mainly include those provided for services under the Framework Agreement, the Services Agreement and the individual ship-management agreements. Management fees also include amounts paid to Neptune Manager in connection with the services provided under the Neptune Management Agreement. The total management fees paid by us to our managers during the years ended December 31, 2023, 2024 and 2025 amounted to $27.5 million, $28.6 million and $28.9 million, respectively. The amounts charged by our related party managers include amounts paid to third-party managers of $8.8 million, $6.3 million and $5.7 million for the years ended December 31, 2023, 2024 and 2025, respectively. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for more information regarding management fees.
Amortization of Dry-docking and Special Survey Costs
All vessels are dry-docked at least once every five years for inspection of their underwater parts and for repairs related to such inspections. We follow the deferral method of accounting for special survey and dry-docking costs whereby actual costs incurred (mainly shipyard costs, paints and class renewal expenses) are deferred and amortized on a straight-line basis over the period through the date the next survey is scheduled to become due. If a survey is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. Unamortized balances of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the period of the vessel’s sale.
Depreciation
We depreciate our vessels on a straight-line basis over their estimated remaining useful economic lives. Depreciation is based on cost, less the estimated scrap value of the vessels.
Gain / (Loss) on Sale of Vessels
The gain or loss on the sale of a vessel is presented in a separate line item in our consolidated statements of income. In each of the years ended December 31, 2023, 2024 and 2025, we sold three, nil and nil vessels, respectively.
Foreign Exchange Gains / (Losses)
Our functional currency is the U.S. dollar because our vessels operate in international shipping markets, and therefore transact business mainly in U.S. dollars. Our books of accounts are maintained in U.S. dollars. Transactions involving other currencies are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. The gain or loss derives from the different foreign currency exchange rates between the time that a cost is recorded in our books and the time that the cost is paid. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. dollars at the year-end exchange rates.
Resulting gains or losses are reflected as foreign exchange gains / (losses) in our consolidated statement of income.
Other, Net
Other expenses represent primarily non-recurring items that are not classified under the other categories of our consolidated statement of comprehensive income. Such expenses may, for instance, result from various potential claims against our Company, or from payments we are effecting on behalf of charterers that cannot meet their obligations.
Interest Income, Interest and Finance Costs
We incur interest expense on outstanding indebtedness under our existing credit arrangements which we include in interest expense. Finance costs also include financing and legal costs in connection with establishing and amending those facilities, which are deferred and amortized to interest and finance costs during the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced, meeting the criteria of debt extinguishment, are expensed in the period the repayment or refinancing is made. Further, we earn interest on cash deposits in interest-bearing accounts and on interest-bearing securities, which we include in interest income. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings. For a description of our existing credit facilities please read “—B. Liquidity and Capital Resources—Credit Facilities and Other Financing Arrangements”.
Gain / (Loss) on Derivative Instruments
We enter into interest rate swap contracts, cross-currency swap agreements and interest rate cap agreements to manage our exposure to fluctuations of interest rate and foreign currencies risks associated with specific borrowings. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, we designate the derivative as a hedge of a forecasted transaction or the variability of cash flow to be paid (“cash flow hedge”). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in Other comprehensive income / (loss) until earnings are affected by the forecasted transaction or the variability of cash flow and are then reported in earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes have occurred. For a description of our existing derivative instruments, please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk—A. Quantitative Information About Market Risk—Interest Rate Risk”.
Results of Continuing Operations
Year ended December 31, 2025 compared to year December 31, 2024
During the years ended December 31, 2025 and 2024, we had an average of 68.3 and 68.0 container vessels, respectively, in our fleet.
During the year ended December 31, 2025, we acquired and accepted delivery of the secondhand container vessel Maersk Puelo with a capacity of 6,541 TEU.
As of December 31, 2025, we have invested in NML the amount of $182.2 million.
In the years ended December 31, 2025 and 2024, our fleet ownership days totaled 24,934 and 24,888 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

Consolidated Financial Results from Continuing operations and Vessels’ Operational Data(1),(2),(3)

(Expressed in millions of U.S. dollars, except percentages)	Year ended December 31,		Change	Percentage Change
	2024	2025
Voyage revenue	$864.5	$846.7	$(17.8)	(2.1%)
Income from investments in leaseback vessels	23.9	31.2	7.3	30.5%
Voyage expenses	(25.8)	(52.0)	26.2	101.6%
Voyage expenses – related parties	(12.2)	(11.3)	(0.9)	(7.4%)
Vessels’ operating expenses	(157.9)	(162.5)	4.6	2.9%
General and administrative expenses	(16.3)	(13.0)	(3.3)	(20.2%)
Management fees – related parties	(28.6)	(28.9)	0.3	1.0%
General and administrative expenses - non-cash component	(8.4)	(7.0)	(1.4)	(16.7%)
Amortization of dry-docking and special survey costs	(17.3)	(19.8)	2.5	14.5%
Depreciation	(126.8)	(129.5)	2.7	2.1%
Foreign exchange gains / (losses)	(5.4)	2.3	7.7	n.m.
Interest income	31.7	19.3	(12.4)	(39.1%)
Interest and finance costs	(109.6)	(91.4)	(18.2)	(16.6%)
Income / (loss) from equity method investments	—	—	—	n.m.
Other	1.4	1.0	(0.4)	(28.6%)
Gain / (Loss) on derivative instruments, net	(5.9)	11.4	17.3	n.m.
Net Income from Continuing operations	$407.3	$396.5

Vessels’ operational data(3)

	Year ended December 31,		Change	Percentage Change
	2024	2025
Average number of vessels	68.0	68.3	0.3	0.4%
Ownership days	24,888	24,934	46	0.2%
Number of vessels under dry-docking and special survey	8	14	6

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The table below sets out our Voyage revenue adjusted on a cash basis and the corresponding reconciliation to Voyage revenue for the twelve-month periods ended December 31, 2025 and December 31, 2024. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with GAAP.

(Expressed in millions of U.S. dollars, except percentages)	Year ended December 31,		Change	Percentage Change
	2024	2025
Voyage revenue	$864.5	$846.7	$(17.8)	(2.1%)
Accrued charter revenue	(5.9)	3.0	8.9	n.m.
Amortization of time-charter assumed	(0.4)	0.1	0.5	n.m.
Amortization of deferred revenue	—	(4.1)	(4.1)	n.m.
Voyage revenue adjusted on a cash basis(1),(2)	$858.2	$845.7	$(12.5)	(1.5%)

(1)
Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates,“Amortization of time-charter assumed” and “Amortization of deferred revenue”.

(2)
Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. GAAP. We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then-current daily charter rates.

(3)	Vessels that are part of continuing operations.
Voyage Revenue
Voyage revenue decreased by 2.1%, or $17.8 million, to $846.7 million during the year ended December 31, 2025, from $864.5 million during the year ended December 31, 2024. The decrease period over period is mainly attributable to (i) the lower accounting revenue recorded for two of our vessels classified as sale type leases and (ii) the net decreased charter rates in certain of our vessels; partly offset by (i) the contractual reimbursements from certain of our charterers for EUAs and Fuel EU Maritime penalties and (ii) the revenue earned by one container vessel acquired during the third quarter of 2025.
Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”, amortization of time-charter assumed and amortization of deferred revenue) decreased by 1.5%, or $12.5 million, to $845.7 million during the year ended December 31, 2025, from $858.2 million during the year ended December 31, 2024.
Income from investments in leaseback vessels
Income from investments in leaseback vessels was $31.2 million and $23.9 million for the years ended December 31, 2025 and 2024, respectively. Income from investments in leaseback vessels increased, period over period, due to the increased volume of NML’s operations during the year ended December 31, 2025 compared to the year ended December 31, 2024. NML acquires, owns and bareboat charters out vessels through its wholly-owned subsidiaries.
Voyage Expenses
Voyage expenses were $52.0 million and $25.8 million for the years ended December 31, 2025 and 2024, respectively. Voyage expenses increased period over period, mainly due to the recognition of costs associated with EUAs, Fuel EU Maritime penalties and an increase in relevant expenses. However, a significant portion of these costs are contractually reimbursed by the charterers, as discussed in “Voyage Revenue”, mitigating the net expenses impact. Voyage expenses mainly include (i) off-hire expenses of our vessels, primarily related to fuel consumption, (ii) third-party commissions and (iii) EUAs and Fuel EU Maritime expenses.
Voyage Expenses – related parties
Voyage expenses – related parties were $11.3 million and $12.2 million for the years ended December 31, 2025 and 2024, respectively. Voyage expenses – related parties represent (i) fees of 1.25%, in the aggregate, on voyage revenues earned by our fleet charged by a related manager and a related service provider and (ii) charter brokerage fees payable to two related charter brokerage companies for an amount of approximately $1.2 million and $1.5 million, in the aggregate, for the years ended December 31, 2025 and 2024, respectively.
Vessels’ Operating Expenses
Vessels’ operating expenses, which also include the realized gain/(loss) under derivative contracts entered into in relation to foreign currency exposure, were $162.5 million and $157.9 million during the years ended December 31, 2025 and 2024, respectively. Daily vessels’ operating expenses were $6,516 and $6,345 for the years ended December 31, 2025 and 2024, respectively. Daily operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.
General and Administrative Expenses
General and administrative expenses were $13.0 million and $16.3 million during the years ended December 31, 2025 and 2024, respectively, and include amounts of $2.7 million and $2.7 million, respectively, that were paid to a related service provider.
Management Fees – related parties
Management fees charged by our related party managers were $28.9 million and $28.6 million during the years ended December 31, 2025 and 2024, respectively. The amounts charged by our related party managers include amounts paid to third party managers of $5.7 million and $6.3 million for the years ended December 31, 2025 and 2024, respectively.

General and Administrative Expenses - non-cash component
General and administrative expenses - non-cash component for the year ended December 31, 2025 amounted to $7.0 million, representing the value of the shares issued to a related service provider on March 31, 2025, on June 30, 2025, on September 30, 2025 and on December 30, 2025. General and administrative expenses - non-cash component for the year ended December 31, 2024 amounted to $8.4 million, representing the value of the shares issued to a related service provider on March 29, 2024, on June 28, 2024, on September 30, 2024 and on December 30, 2024.
Amortization of Dry-Docking and Special Survey Costs
Amortization of deferred dry-docking and special survey costs was $19.8 million and $17.3 million during the years ended December 31, 2025 and 2024, respectively. During the year ended December 31, 2025, 12 vessels underwent and completed their special surveys, and two vessels were in the process of completing their special surveys. During the year ended December 31, 2024, seven vessels underwent and completed their special surveys, and one vessel was in the process of completing her special survey.
Depreciation
Depreciation expense for the years ended December 31, 2025 and 2024 was $129.5 million and $126.8 million, respectively.
Interest Income
Interest income amounted to $19.3 million and $31.7 million for the years ended December 31, 2025 and 2024, respectively.
Interest and Finance Costs
Interest and finance costs were $91.4 million and $109.6 million during the years ended December 31, 2025 and 2024, respectively. The decrease is mainly attributable to the decreased interest expense due to a lower average loan balance, along with reduced SOFR rates, during the year ended December 31, 2025, compared to the year ended December 31, 2024.
Gain / (Loss) on Derivative Instruments, net
As of December 31, 2025, we hold derivative financial instruments that qualify for hedge accounting and derivative financial instruments that do not qualify for hedge accounting. The change in the fair value of each derivative instrument that qualifies for hedge accounting is recorded in OCI. The change in the fair value of each derivative instrument that does not qualify for hedge accounting is recorded in the consolidated statements of income.
As of December 31, 2025, the fair value of these instruments, in aggregate, amounted to a net asset of $14.6 million. During the year ended December 31, 2025, the change in the fair value (fair value as of December 31, 2025 compared to the fair value as of December 31, 2024) of the derivative instruments that qualify for hedge accounting resulted in a loss of $17.6 million, which has been included in OCI. Furthermore, during the year ended December 31, 2025, the change in the fair value (fair value as of December 31, 2025 compared to the fair value as of December 31, 2024) of the derivative instruments that do not qualify for hedge accounting, including the realized components of such derivative instruments during the year, resulted in a net gain of $11.4 million, which has been included in Gain / (Loss) on Derivative Instruments, net.
Segmental Financial Information
Following the Spin-Off, the Company now reports two reportable segments. Prior to the Spin-Off, there were four reportable segments; however, the dry bulk and CBI operating platform segments were spun off, and the comparative information has been recast accordingly. The Company has identified the Chairman and Chief Executive Officer as the Chief Operation Decision Maker (CODM) in accordance with ASC 280, Segment Reporting. The CODM is responsible for assessing performance, allocating resources, and making strategic decisions across the Company’s business segments. The CODM uses segment profit/(loss) to assess performance and allocate resources (including financial or capital resources) to each segment, primarily through segment performance reviews. Such resources allocation is relied upon not only for the reported segments’ results but also for the CODM’s view and estimates as to the future prospects of each segment. The tables below present information about the Company’s reportable segments for the years ended December 31, 2025 and 2024.

For the year ended December 31, 2025
(Expressed in millions of U.S. dollars)	Container vessels segment	NML
Voyage revenue	$846.7	$—
Income from investment in leaseback vessels	—	31.2
Total revenues	$846.7	$31.2

Less(1):
Voyage expenses	(52.0)	—
Voyage expenses-related parties	(11.3)	—
Vessels’ operating expenses	(162.5)	—
Interest and finance costs	(79.8)	(11.5)
Other segment items(2)	(149.3)	—
Segment profit	$391.8	$19.7

(1)	The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM.
(2)	Other segment items for the Container vessels segment include depreciation expense of the vessels and amortization of dry-docking and special survey costs.

For the year ended December 31, 2024
(Expressed in millions of U.S. dollars)	Container vessels segment	NML
Voyage revenue	$864.5	$—
Income from investment in leaseback vessels	—	23.9
Total revenues	$864.5	$23.9

Less(1):
Voyage expenses	(25.8)	—
Voyage expenses-related parties	(12.2)	—
Vessels’ operating expenses	(157.9)	—
Interest and finance costs	(99.5)	(10.1)
Other segment items(2)	(144.1)	—
Segment profit	$425.0	$13.8

(1)	The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM.
(2)	Other segment items for the Container vessels segment include depreciation expense of the vessels and amortization of dry-docking and special survey costs.
Year ended December 31, 2025 compared to year December 31, 2024 – Container vessels segment
Voyage Revenue
Voyage revenue decreased by 2.1%, or $17.8 million, to $846.7 million during the year ended December 31, 2025, from $864.5 million during the year ended December 31, 2024. The decrease period over period is mainly attributable to (i) the lower accounting revenue recorded for two of our vessels classified as sale type leases and (ii) the net decreased charter rates in certain of our vessels; partly offset by (i) the contractual reimbursements from certain of our charterers for EUAs and Fuel EU Maritime penalties and (ii) the revenue earned by one container vessel acquired during the third quarter of 2025.

Voyage Expenses
Voyage expenses for the container vessels segment were $52.0 million and $25.8 million for the years ended December 31, 2025 and 2024, respectively. Voyage expenses increased, year over year, mainly due to the recognition of liabilities for EUAs, Fuel EU Maritime penalties and an increase in relevant expenses. However, a significant portion of these liabilities are contractually reimbursed by the charterers, as discussed in “Voyage Revenue”, mitigating the impact on the Segment net expenses. Voyage expenses mainly include (i) off-hire expenses of our vessels, primarily related to fuel consumption, (ii) third-party commissions and (iii) EUAs and Fuel EU Maritime expenses.
Voyage Expenses – related parties
Voyage expenses - related parties were $11.3 million and $12.2 million for the years ended December 31, 2025 and 2024, respectively. Voyage expenses - related parties for the container vessels segment represent (i) fees of 1.25%, in the aggregate, on voyage revenues earned by our owned containership fleet charged by a related manager and a related service provider and (ii) charter brokerage fees (in respect of our container vessels) payable to two related charter brokerage companies for an amount of approximately $1.2 million and $1.5 million, in the aggregate, for the years ended December 31, 2025 and 2024, respectively.
Vessels’ Operating Expenses
Vessels’ operating expenses for the container vessels segment, which also include the realized gain/(loss) under derivative contracts entered into in relation to foreign currency exposure, were $162.5 million and $157.9 million during the years ended December 31, 2025 and 2024, respectively. Daily container vessels’ operating expenses were $6,516 and $6,345 for the years ended December 31, 2025 and 2024, respectively. Daily operating expenses are calculated as container vessels’ operating expenses for the period over the ownership days of the period.
Interest and Finance Costs
Interest and finance costs for the container vessels segment were $79.8 million and $99.5 million during the years ended December 31, 2025 and 2024, respectively. The decrease is mainly attributable to the decreased interest expense due to a lower average loan balance for the container vessels segment, along with reduced SOFR rates, during the year ended December 31, 2025 compared to the year ended December 31, 2024.
Other Segment Items
Other segment items for the container vessels segment include depreciation expense of the containership vessels and amortization of dry-docking and special survey costs for the containership vessels.
Depreciation expense for the container vessels segment for the years ended December 31, 2025 and 2024 was $129.5 million and $126.8 million, respectively.
Amortization of deferred dry-docking and special survey costs for the container vessels segment was $19.8 million and $17.3 million during the years ended December 31, 2025 and 2024, respectively. During the year ended December 31, 2025, 12 container vessels underwent and completed their dry-docking and special survey and two container vessels were in the process of completing their dry-docking and special survey. During the year ended December 31, 2024, seven container vessels underwent and completed their dry-docking and special survey and one container vessel was in the process of completing her dry-docking and special survey.
Year ended December 31, 2025 compared to year ended December 31, 2024 – NML segment
Income from investments in leaseback vessels
Income from investments in leaseback vessels for the NML segment was $31.2 million and $23.9 million for the years ended December 31, 2025 and 2024, respectively. Increased income from investments in leaseback vessels, year over year, is attributable to the increased volume of NML’s operations during the year ended December 31, 2025 compared to the year ended December 31, 2024. NML acquires, owns and bareboat charters out vessels through its wholly-owned subsidiaries.

Interest and Finance Costs
Interest and finance costs for the NML segment were $11.5 million and $10.1 million during the years ended December 31, 2025 and 2024, respectively. The increase is mainly attributable to the higher average loan balance for the NML segment, partially offset by reduced SOFR rates in the year ended December 31, 2025 compared to the year ended December 31, 2024.
Year ended December 31, 2024 compared to year ended December 31, 2023
During the years ended December 31, 2024 and 2023, we had an average of 68.0 and 67.6 container vessels, respectively, in our fleet.
During the year ended December 31, 2023, we (i) sold our 49% equity interest in the company owning the 2018-built, 3,800 TEU capacity containership, Polar Argentina to York Capital, (ii) acquired the 51% equity interest of York Capital in the 2018-built, 3,800 TEU capacity containership Polar Brasil and as a result we obtained 100% of the equity interest in the vessel and (iii) we acquired the 51% equity interest of York Capital of the 2001-built, 1,550 TEU capacity containership Arkadia and as a result we obtained 100% of the equity interest in the vessel.
In addition, during the year ended December 31, 2023, we sold the container vessels Maersk Kalamata, Sealand Washington and Oakland with an aggregate TEU capacity of 18,182.
As of December 31, 2024, we had invested in NML the amount of $123.3 million. NML has been included in our consolidated financial statements since the second quarter of 2023.
In the years ended December 31, 2024 and 2023, our fleet ownership days totaled 24,888 and 24,677 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.
Consolidated Financial Results from Continuing Operations and Vessels’ Operational Data(1),(2),(3)

(Expressed in millions of U.S. dollars, except percentages)	Year ended December 31,		Change	Percentage Change
	2023	2024
Voyage revenue	$839.4	$864.5	$25.1	3.0%
Income from investments in leaseback vessels	8.9	23.9	15.0	168.5%
Voyage expenses	(12.5)	(25.8)	13.3	106.4%
Voyage expenses – related parties	(11.9)	(12.2)	0.3	2.5%
Vessels’ operating expenses	(160.9)	(157.9)	(3.0)	(1.9%)
General and administrative expenses	(12.4)	(16.3)	3.9	31.5%
Management fees – related parties	(27.5)	(28.6)	1.1	4.0%
General and administrative expenses - non-cash component	(5.9)	(8.4)	2.5	42.4%
Amortization of dry-docking and special survey costs	(15.3)	(17.3)	2.0	13.1%
Depreciation	(126.7)	(126.8)	0.1	0.1%
Gain on sale of vessels, net	117.5	—	(117.5)	n.m.
Foreign exchange gains / (losses)	2.2	(5.4)	(7.6)	n.m.
Interest income	30.1	31.7	1.6	5.3%
Interest and finance costs	(119.6)	(109.6)	(10.0)	(8.4%)
Income / (loss) from equity method investments	0.8	—	(0.8)	n.m.
Other	1.8	1.4	(0.4)	(22.2%)
Gain /(Loss) on derivative instruments, net	10.9	(5.9)	(16.8)	(154.1%)
Net Income from Continuing operations	$518.9	$407.3

Vessels’ operational data(3)

	Year ended December 31,		Change	Percentage Change
	2023	2024
Average number of vessels	67.6	68.0	0.4	0.6%
Ownership days	24,677	24,888	211	0.9%
Number of vessels under dry-docking and special survey	16	8	(8)

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The table below sets out our Voyage revenue adjusted on a cash basis and the corresponding reconciliation to Voyage revenue for the twelve-month periods ended December 31, 2024 and December 31, 2023. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with GAAP.

	Year ended December 31,		Change	Percentage Change
(Expressed in millions of U.S. dollars, except percentages)	2023	2024
Voyage revenue	$839.4	$864.5	$25.1	3.0%
Accrued charter revenue	2.1	(5.9)	(8.0)	n.m.
Amortization of time-charter assumed	(0.2)	(0.4)	0.2	n.m.
Voyage revenue adjusted on a cash basis(1),(2)	$841.3	$858.2	$16.9	2.0%

(1)
Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates and “Amortization of time charter assumed”.

(2)
Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. GAAP. We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then-current daily charter rates.

(3)	Vessels that are part of continuing operations.
Voyage Revenue
Voyage revenue increased by 3.0%, or $25.1 million, to $864.5 million during the year ended December 31, 2024, from $839.4 million during the year ended December 31, 2023. The increase is mainly attributable to (i) revenue earned by two container vessels acquired during the second and fourth quarter of 2023, respectively, (ii) decreased fleet off-hire and idle days in the year ended December 31, 2024 compared to the year ended December 31, 2023 and (iii) the contractual reimbursements from certain of our charterers for EUAs; partly offset by revenue not earned by one container vessel sold during the year ended 2023.
Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”, amortization of time-charter assumed) increased by 2.0%, or $16.9 million, to $858.2 million during the year ended December 31, 2024, from $841.3 million during the year ended December 31, 2023.
Income from investments in leaseback vessels
Income from investments in leaseback vessels was $23.9 million and $8.9 million for the years ended December 31, 2024 and 2023, respectively. Increased income from investments in leaseback vessels, year over year, is attributable to (i) the income earned from NML’s operations for the entire year ended December 31, 2024 (in 2023, we earned income from NML’s operations starting from the second quarter of 2023) and (ii) the increased volume of NML’s operations during the year ended December 31, 2024 compared to the year ended December 31, 2023. NML acquires, owns and bareboat charters out vessels through its wholly-owned subsidiaries.
Voyage Expenses
Voyage expenses were $25.8 million and $12.5 million for the years ended December 31, 2024 and 2023, respectively. Voyage expenses increased period over period, mainly due to the recognition of costs associated with

EUAs and an increase in relevant expenses. However, a significant portion of these costs are contractually reimbursed by the charterers, as discussed in “Voyage Revenue”, mitigating the net expenses impact. Voyage expenses mainly include (i) off-hire expenses of our vessels, primarily related to fuel consumption, (ii) third-party commissions and (iii) EUAs.
Voyage Expenses – related parties
Voyage expenses – related parties were $12.2 million and $11.9 million for the year ended December 31, 2024 and 2023, respectively. Voyage expenses – related parties represent (i) fees of 1.25%, in the aggregate, on voyage revenues earned by our fleet charged by a related manager and a related service provider and (ii) charter brokerage fees payable to two related charter brokerage companies for an amount of approximately $1.5 million and $1.4 million, in the aggregate, for the years ended December 31, 2024 and 2023, respectively.
Vessels’ Operating Expenses
Vessels’ operating expenses, which also include the realized gain/(loss) under derivative contracts entered into in relation to foreign currency exposure, were $157.9 million and $160.9 million during the years ended December 31, 2024 and 2023, respectively. Daily vessels’ operating expenses were $6,345 and $6,519 for the years ended December 31, 2024 and 2023, respectively. Daily operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.
General and Administrative Expenses
General and administrative expenses were $16.3 million and $12.4 million during the years ended December 31, 2024 and 2023, respectively, and include amounts of $2.7 million and $2.7 million, respectively, that were paid to a related service provider.
Management Fees – related parties
Management fees charged by our related party managers were $28.6 million and $27.5 million during the years ended December 31, 2024 and 2023, respectively. The amounts charged by our related party managers include amounts paid to third party managers of $6.3 million and $8.8 million for the years ended December 31, 2024 and 2023, respectively.
General and Administrative Expenses - non-cash component
General and administrative expenses - non-cash component for the year ended December 31, 2024 amounted to $8.4 million, representing the value of the shares issued to a related service provider on March 29, 2024, on June 28, 2024, on September 30, 2024 and on December 30, 2024. General and administrative expenses – non-cash component for the year ended December 31, 2023 amounted to $5.8 million, representing the value of the shares issued to a related service provider on March 30, 2023, June 30, 2023, September 29, 2023 and December 29, 2023.
Amortization of Dry-Docking and Special Survey Costs
Amortization of deferred dry-docking and special survey costs was $17.3 million and $15.3 million during the years ended December 31, 2024 and 2023, respectively. During the year ended December 31, 2024, seven vessels underwent and completed their special surveys, and one vessel was in the process of completing her special survey. During the year ended December 31, 2023, 15 vessels underwent and completed their special surveys, and one vessel was in the process of completing her special survey.
Depreciation
Depreciation expense for the years ended December 31, 2024 and 2023 was $126.8 million and $126.7 million, respectively.
Gain on Sale of Vessels, net
During the year ended December 31, 2023, we recorded an aggregate net gain of $117.5 million from (i) the sale of the container vessel Oakland, (ii) the sale of the container vessels Maersk Kalamata and Sealand Washington and (iii) the result of the accounting classification of the container vessels Vela and Vulpecula as “Net investment in Sale type lease (Vessels)”.

Interest Income
Interest income amounted to $31.7 million and $30.1 million for the years ended December 31, 2024 and 2023, respectively.
Interest and Finance Costs
Interest and finance costs were $109.6 million and $119.6 million during the years ended December 31, 2024 and 2023, respectively. The decrease is mainly attributable to the decreased interest expense due to a lower average loan balance, during the year ended December 31, 2024, compared to the year ended December 31, 2023.
Gain / (Loss) on Derivative Instruments, net
As of December 31, 2024, we hold derivative financial instruments that qualify for hedge accounting and derivative financial instruments that do not qualify for hedge accounting. The change in the fair value of each derivative instrument that qualifies for hedge accounting is recorded in OCI. The change in the fair value of each derivative instrument that does not qualify for hedge accounting is recorded in the consolidated statements of income.
As of December 31, 2024, the fair value of these instruments, in aggregate, amounted to a net asset of $11.9 million. During the year ended December 31, 2024, the change in the fair value (fair value as of December 31, 2024 compared to the fair value as of December 31, 2023) of the derivative instruments that qualify for hedge accounting resulted in a loss of $7.5 million, which has been included in OCI. Furthermore, during the year ended December 31, 2024, the change in the fair value (fair value as of December 31, 2024 compared to the fair value as of December 31, 2023) of the derivative instruments that do not qualify for hedge accounting, including the realized components of such derivative instruments during the year, resulted in a net loss of $5.9 million, which has been included in Gain / (Loss) on Derivative Instruments, net.
Segmental Financial Information

For the year ended December 31, 2024
(Expressed in millions of U.S. dollars)	Container vessels segment	NML
Voyage revenue	$864.5	$—
Income from investment in leaseback vessels	—	23.9
Total revenues	$864.5	$23.9

Less(1):
Voyage expenses	(25.8)	—
Voyage expenses-related parties	(12.2)	—
Vessels’ operating expenses	(157.9)	—
Interest and finance costs	(99.5)	(10.1)
Other segment items(2)	(144.1)	—
Segment profit	$425.0	$13.8

(1)	The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM.
(2)	Other segment items for the Container vessels segment include depreciation expense of the vessels and amortization of dry-docking and special survey costs.

For the year ended December 31, 2023
(Expressed in millions of U.S. dollars)	Container vessels segment	NML
Voyage revenue	$839.4	$—
Income from investment in leaseback vessels	—	8.9
Total revenues	$839.4	$8.9

For the year ended December 31, 2023
(Expressed in millions of U.S. dollars)	Container vessels segment	NML
Less(1):
Voyage expenses	(12.5)	—
Voyage expenses-related parties	(11.9)	—
Vessels’ operating expenses	(160.9)	—
Interest and finance costs	(117.4)	(2.2)
Other segment items(2)	(142.1)	—
Segment profit	$394.6	$6.7

(1)	The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM.
(2)	Other segment items for the Container vessels segment include depreciation expense of the vessels and amortization of dry-docking and special survey costs.
Year ended December 31, 2024 compared to year December 31, 2023 – Container vessels segment
During the years ended December 31, 2024 and 2023, we had an average of 68.0 and 67.6 container vessels, respectively, in our fleet.
During the year ended December 31, 2023, we (i) sold our 49% equity interest in the company owning the 2018-built, 3,800 TEU capacity containership, Polar Argentina to York Capital, (ii) acquired the 51% equity interest of York Capital in the 2018-built, 3,800 TEU capacity containership Polar Brasil and as a result we obtained 100% of the equity interest in the vessel and (iii) acquired the 51% equity interest of York Capital in the 2001-built, 1,550 TEU capacity containership Arkadia and as a result we obtained 100% of the equity interest in the vessel.
In addition, during the year ended December 31, 2023, we sold the container vessels Maersk Kalamata, Sealand Washington and Oakland with an aggregate TEU capacity of 18,182.
In the years ended December 31, 2024 and 2023, our containership fleet ownership days totaled 24,888 and 24,677 days, respectively.
Voyage Revenue
Voyage revenue for the container vessels segment increased by 3.0%, or $25.1 million, to $864.5 million during the year ended December 31, 2024, from $839.4 million during the year ended December 31, 2023. The increase is mainly attributable to (i) revenue earned by two container vessels acquired during the second and fourth quarter of 2023, respectively, (ii) decreased fleet off-hire and idle days in the year ended December 31, 2024 compared to the year ended December 31, 2023 and (iii) the contractual reimbursements from certain of our charterers for EUAs; partly offset by revenue not earned by one container vessel sold during the year ended 2023.
Voyage Expenses
Voyage expenses for the container vessels segment were $25.8 million and $12.5 million for the years ended December 31, 2024 and 2023, respectively. Voyage expenses increased, year over year, mainly due to the recognition of costs associated with EUAs and an increase in relevant expenses. However, a significant portion of these costs are contractually reimbursed by the charterers, as discussed in “Voyage Revenue”, mitigating the net expenses impact. Voyage expenses mainly include (i) off-hire expenses of our vessels, primarily related to fuel consumption, (ii) third-party commissions and (iii) EUAs.
Voyage Expenses – related parties
Voyage expenses - related parties were $12.2 million and $11.9 million for the years ended December 31, 2024 and 2023, respectively. Voyage expenses - related parties for the container vessels segment represent (i) fees of 1.25%, in the aggregate, on voyage revenues earned by our owned containership fleet charged by a related manager and a related service provider and (ii) charter brokerage fees (in respect of our container vessels) payable to two related charter brokerage companies for an amount of approximately $1.5 million and $1.4 million, in the aggregate, for the years ended December 31, 2024 and 2023, respectively.

Vessels’ Operating Expenses
Vessels’ operating expenses for the container vessels segment, which also include the realized gain/(loss) under derivative contracts entered into in relation to foreign currency exposure, were $157.9 million and $160.9 million during the years ended December 31, 2024 and 2023, respectively. Daily container vessels’ operating expenses were $6,345 and $6,519 for the years ended December 31, 2024 and 2023, respectively. Daily operating expenses are calculated as container vessels’ operating expenses for the period over the ownership days of the period.
Interest and Finance Costs
Interest and finance costs for the container vessels segment were $99.5 million and $117.4 million during the years ended December 31, 2024 and 2023, respectively. The decrease is mainly attributable to the decreased interest expense due to a lower average loan balance for the container vessels segment during the year ended December 31, 2024 compared to the year ended December 31, 2023.
Other Segment Items
Other segment items for the container vessels segment include depreciation expense of the containership vessels and amortization of dry-docking and special survey costs for the containership vessels.
Depreciation expense for the container vessels segment for the years ended December 31, 2024 and 2023 was $126.8 million and $126.7 million, respectively.
Amortization of deferred dry-docking and special survey costs was $17.3 million and $15.3 million during the years ended December 31, 2024 and 2023, respectively. During the year ended December 31, 2024, seven vessels underwent and completed their special surveys, and one vessel was in the process of completing her special survey. During the year ended December 31, 2023, 15 vessels underwent and completed their special surveys, and one vessel was in the process of completing her special survey.
Year ended December 31, 2024 compared to year ended December 31, 2023 – NML segment
Income from investments in leaseback vessels
Income from investments in leaseback vessels for the NML segment was $23.9 million and $8.9 million for the years ended December 31, 2024 and 2023, respectively. Increased income from investments in leaseback vessels, year over year, is attributable to (i) the income earned from NML’s operations for the entire year ended December 31, 2024 (in 2023, we earned income from NML’s operations starting from the second quarter of 2023) and (ii) the increased volume of NML’s operations during the year ended December 31, 2024 compared to the year ended December 31, 2023. NML acquires, owns and bareboat charters out vessels through its wholly-owned subsidiaries.
Interest and Finance Costs
Interest and finance costs for the NML segment were $10.1 million and $2.2 million during the years ended December 31, 2024 and 2023, respectively. The increase is mainly attributable to the higher average loan balance for the NML segment in the year ended December 31, 2024 compared to the year ended December 31, 2023.
B. Liquidity and Capital Resources
Historically, our principal sources of funds have been operating cash flows and long-term financing in the form of bank borrowings, unsecured bond loans or sale and leaseback transactions. Our principal uses of funds have been capital expenditures to establish, grow and maintain our fleet, comply with international shipping standards, environmental laws and regulations, fund working capital requirements and pay dividends. In monitoring our working capital needs, we project our charter hire income and vessels’ maintenance and running expenses, as well as debt service obligations, and seek to maintain adequate cash reserves in order to address any budget overruns.
Our primary short-term liquidity needs relate to funding our vessel operating expenses, debt repayment, lease payment and payment of quarterly dividends on our outstanding Listed Preferred Stock and common stock. Our long-term liquidity needs primarily relate to additional vessel acquisitions in the containership sector for fleet renewal or expansion, debt repayments and lease payments. We anticipate that our primary sources of funds will be cash from operations, along with borrowings under new credit facilities, finance leases and other financing arrangements that we intend to obtain from time to time in connection with vessel acquisitions. We believe that these sources of funds will be sufficient to meet our short-term and long-term liquidity needs, including our agreements, subject to certain conditions, to acquire newbuild vessels, although there can be no assurance that we will be able to obtain future debt financing on terms acceptable to us.
In addition, since our initial public offering in 2010, we have completed several equity offerings, including follow-on public equity offerings of our common stock as well as our Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock. The Company completed the full redemption of all of its 4,574,100 outstanding shares of Series E Preferred Stock on July 15, 2024. As of February 24, 2026, we had available $500 million under a Form F-3 shelf registration statement for future issuances of securities in the public market.
On March 16, 2023, we announced our investment in a leasing business. In connection with the investment, we have agreed to invest up to $247.8 million in the new line of business as provided for in the Amended and Restated Neptune Shareholders’ Agreement. As of February 24, 2026, we have invested an aggregate of $182.2 million. See “Item 4. Information on the Company—A. History and Development of the Company”.
As of December 31, 2025, we had total cash liquidity of $570.3 million, consisting of cash, cash equivalents and restricted cash.
As of February 24, 2026, we had three series of Listed Preferred Stock outstanding, approximately $49.3 million aggregate liquidation preference of the Series B Preferred Stock, approximately $99.3 million aggregate liquidation preference of the Series C Preferred Stock and approximately $99.7 million aggregate liquidation preference of the Series D Preferred Stock. The Series B Preferred Stock carry an annual dividend rate of 7.625% per $25.00 of liquidation preference per share and are redeemable by us at any time. The Series C Preferred Stock carry an annual dividend rate of 8.50% per $25.00 of liquidation preference per share and are redeemable by us at any time. The Series D Preferred Stock carry an annual dividend rate of 8.75% per $25.00 of liquidation preference per share and are redeemable by us at any time. The Series F Preferred Stock is not listed, does not have any dividend or distribution rights and is redeemable by us (subject to the approval of the independent members of the board of directors) at any time for nominal consideration. The Company completed the full redemption of all of its 4,574,100 outstanding shares of Series E Preferred Stock on July 15, 2024. The Company funded the redemption with cash on hand.
As of December 31, 2025, we had an aggregate of $1.5 billion of indebtedness outstanding under various credit agreements and other financing arrangements.
As of February 24, 2026, we had nine unencumbered vessels in the water.
Our common stock dividend policy and our Listed Preferred Stock dividend obligations also impact our future liquidity needs. For more information regarding our dividend payments, please see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information”.
On July 6, 2016, we implemented the Dividend Reinvestment Plan and registered 30 million shares for issuance under the Dividend Reinvestment Plan. The Dividend Reinvestment Plan offers holders of our common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in our common stock. Participation in the Dividend Reinvestment Plan is optional, and shareholders who decide not to participate in the Dividend Reinvestment Plan will continue to receive cash dividends, as declared and paid in the usual manner. On February 6, 2025, May 6, 2025, August 6, 2025, November 6, 2025 and February 5, 2026, we issued 7,056 shares, 8,635 shares, 8,470 shares, 6,935 shares and 4,830 shares, respectively, pursuant to the Dividend Reinvestment Plan.
On November 30, 2021, the board of directors approved a share repurchase program authorizing total repurchases of us to a maximum of $150 million of our common shares and up to $150 million of our preferred shares. Shares may be purchased from time to time in open market or privately negotiated transactions, or other financial arrangements at times and prices that are considered to be appropriate by the Company. The program may be suspended or discontinued at any time. During the years ended December 31, 2025 and 2024, the Company did not acquire any common shares.

Working Capital Position
We have historically financed our capital requirements with cash flow from operations, equity contributions from shareholders and long-term financing in the form of bank debt, unsecured bond loans or sale and leaseback transactions. Our main uses of funds have been capital expenditures for the acquisition of new vessels, for fleet renewal or expansion, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends. We will require capital to fund ongoing operations, the construction of our new vessels, the acquisition cost of any secondhand vessels we agree to acquire in the future and debt service. Working capital of continuing operations, which is current assets minus current liabilities, including the current portion of long-term debt, was positive $292.1 million at December 31, 2025 and positive $391.7 million at December 31, 2024.
We anticipate that internally generated cash flow will be sufficient to fund the operations of our fleet, including our working capital requirements. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities and Other Financing Arrangements”.
Cash Flows from Continuing Operations
Following the completion of the Spin-Off on May 6, 2025, the cash flows of the dry bulk business (consisting of Costamare’s dry bulk owned fleet and CBI) are reported as discontinued operations for the relevant periods presented. The discussion below focuses on the cash flows from continuing operations.

	Year ended December 31,
	2024	2025
	(Expressed in millions of U.S. dollars)
Condensed cash flows
Net Cash Provided by Operating Activities	$586.9	$536.9
Net Cash Used in Investing Activities	$(32.8)	$(179.0)
Net Cash Used in Financing Activities	$(613.9)	$(507.6)

Years ended December 31, 2024 and 2025
Net Cash Provided by Operating Activities
Net cash flows provided by operating activities for the year ended December 31, 2025 decreased by $50.0 million to $536.9 million, from $586.9 million for the year ended December 31, 2024. The decrease is mainly attributable to the decreased net cash from operations during the year ended December 31, 2025 compared to the year ended December 31, 2024, the unfavorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) and the increased special survey costs during the year ended December 31, 2025 compared to the year ended December 31, 2024; partly offset by the decrease in interest payments (including interest derivatives net receipts) during the year ended December 31, 2025 compared to the year ended December 31, 2024.
Net Cash Used in Investing Activities
Net cash used in investing activities was $179.0 million in the year ended December 31, 2025, which mainly consisted of (i) advance payments for the construction of six newbuild container vessels, (ii) the payment for the acquisition of the secondhand container vessel Maersk Puelo, (iii) payments for upgrades for certain of our container vessels and (iv) payments for net investments into which NML entered.
Net cash used in investing activities was $32.8 million in the year ended December 31, 2024, which mainly consisted of (i) payments for upgrades for certain of our container vessels and (ii) payments for net investments into which NML entered.
Net Cash Used in Financing Activities
Net cash used in financing activities was $507.6 million in the year ended December 31, 2025, which mainly consisted of (i) $331.4 million net payments relating to our debt financing agreements and finance lease liability agreement (including proceeds of $507.2 million we received from seven debt financing agreements),

(ii) $100.0 million transferred in connection with the Spin-Off, (iii) $55.0 million we paid for dividends to holders of our common stock for the fourth quarter of 2024, the first quarter of 2025, the second quarter of 2025 and the third quarter of 2025 and (iv) $3.8 million we paid for dividends to holders of our Series B Preferred Stock, $8.4 million we paid for dividends to holders of our Series C Preferred Stock and $8.7 million we paid for dividends to holders of our Series D Preferred Stock for the periods from October 15, 2024 to January 14, 2025, January 15, 2025 to April 14, 2025, April 15, 2025 to July 14, 2025 and July 15, 2025 to October 14, 2025.
Net cash used in financing activities was $613.9 million in the year ended December 31, 2024, which mainly consisted of (i) $319.5 million net payments relating to our debt financing agreements and finance lease liability agreement (including proceeds of $135.0 million we received from 12 debt financing agreements), (ii) $116.0 million we paid, in aggregate, for the full redemption of our 8.875% Series E Cumulative Redeemable Perpetual Preferred Stock (“Series E Preferred Stock”), (iii) $105.0 million we paid, for the full prepayment of our unsecured bond loan, (iv) $43.6 million we paid for dividends to holders of our common stock for the fourth quarter of 2023, the first quarter of 2024, the second quarter of 2024 and the third quarter of 2024 and (v) $3.8 million we paid for dividends to holders of our Series B Preferred Stock, $8.5 million we paid for dividends to holders of our Series C Preferred Stock, $8.7 million we paid for dividends to holders of our Series D Preferred Stock for the periods from October 15, 2023 to January 14, 2024, January 15, 2024 to April 14, 2024, April 15, 2024 to July 14, 2024 and July 15, 2024 to October 14, 2024 and $5.1 million we paid for dividends to holders of our Series E Preferred Stock for the periods from October 15, 2023 to January 14, 2024 and January 15, 2024 to April 14, 2024.
Years ended December 31, 2023 and 2024

	Year ended December 31,
	2023	2024
	(Expressed in millions of U.S. dollars)
Condensed cash flows
Net Cash Provided by Operating Activities	$523.6	$586.9
Net Cash Used in Investing Activities	$(11.3)	$(32.8)
Net Cash Used in Financing Activities	$(425.4)	$(613.9)

Net Cash Provided by Operating Activities
Net cash flows provided by operating activities for the year ended December 31, 2024, increased by $63.3 million to $586.9 million, from $523.6 million for the year ended December 31, 2023. The increase is mainly attributable to the increased cash from operations during the year ended December 31, 2024 compared to the year ended December 31, 2023, to the favorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis), to the decrease in interest payments (including interest derivatives net receipts) during the year ended December 31, 2024 compared to the year ended December 31, 2023 and to the decreased dry-docking and special survey costs during the year ended December 31, 2024 compared to the year ended December 31, 2023.
Net Cash Used in Investing Activities
Net cash used in investing activities was $32.8 million in the year ended December 31, 2024, which mainly consisted of (i) payments for upgrades for certain of our containerships and (ii) net payments for investments into which NML entered.
Net cash used in investing activities was $11.3 million in the year ended December 31, 2023, which mainly consisted of payments for the purchase of short-term investments in US Treasury Bills, payments for upgrades for certain of our containerships and net payments for investments which NML entered into; partly off-set by proceeds we received from (i) the sale of the container vessels Sealand Washington, Maersk Kalamata and Oakland and (ii) the maturity of our short-term investments in US Treasury Bills.
Net Cash Used in Financing Activities
Net cash used in financing activities was $613.9 million in the year ended December 31, 2024, which mainly consisted of (i) $319.5 million net payments relating to our debt financing agreements and finance lease liability agreement (including proceeds of $135.0 million we received from 12 debt financing agreements),

(ii) $116.0 million we paid, in aggregate, for the full redemption of our Series E Preferred Stock, (iii) $105.0 million we paid, for the full prepayment of our unsecured bond loan, (iv) $43.6 million we paid for dividends to holders of our common stock for the fourth quarter of 2023, the first quarter of 2024, the second quarter of 2024 and the third quarter of 2024 and (v) $3.8 million we paid for dividends to holders of our Series B Preferred Stock, $8.5 million we paid for dividends to holders of our Series C Preferred Stock, $8.7 million we paid for dividends to holders of our Series D Preferred Stock for the periods from October 15, 2023 to January 14, 2024, January 15, 2024 to April 14, 2024, April 15, 2024 to July 14, 2024 and July 15, 2024 to October 14, 2024 and $5.1 million we paid for dividends to holders of our Series E Preferred Stock for the periods from October 15, 2023 to January 14, 2024 and January 15, 2024 to April 14, 2024.
Net cash used in financing activities was $425.4 million in the year ended December 31, 2023, which mainly consisted of (i) $287.3 million net payments relating to our debt financing agreements and finance lease liability agreement (including proceeds of $471.0 million we received from five debt financing agreements), (ii) $60.0 million we paid for the repurchase of 6.3 million of our common shares, (iii) $39.1 million we paid for dividends to holders of our common stock for the fourth quarter of 2022, the first quarter of 2023, the second quarter of 2023 and the third quarter of 2023 and (iv) $3.8 million we paid for dividends to holders of our Series B Preferred Stock, $8.5 million we paid for dividends to holders of our Series C Preferred Stock, $8.7 million we paid for dividends to holders of our Series D Preferred Stock and $10.2 million we paid for dividends to holders of our Series E Preferred Stock for the periods from October 15, 2022 to January 14, 2023, January 15, 2023 to April 14, 2023, April 15, 2023 to July 14, 2023 and July 15, 2023 to October 14, 2023.
Credit Facilities and Other Financing Arrangements
We operate in a capital-intensive industry, which requires significant amounts of investment, and we fund a portion of this investment through long-term debt, mainly from banks or other financial institutions. We have entered into a number of credit facilities and other financing arrangements in order to finance the acquisition of the vessels owned by our subsidiaries and for general corporate purposes. We act either as direct borrower or as guarantor and certain of our subsidiaries act respectively as guarantors or as borrowers. The obligations under our credit facilities and other financing arrangements are secured by, among other things, first priority mortgages over the vessels owned by the respective subsidiaries, charter assignments, first priority assignments of all insurances and earnings of the mortgaged vessels and guarantees by Costamare Inc. or the companies owning the financed vessels.
As of December 31, 2025, the interest rate on all of our existing credit facilities and other financing arrangements is either a fixed rate or based on SOFR floating rates.
As of December 31, 2025, our existing credit facilities and other financing arrangements have an aggregate outstanding balance of $1.5 billion. For more information on our Credit Facilities and Other Financing Arrangements, please see Notes 10 and 11 to our consolidated financial statements included elsewhere in this annual report.

The following table summarizes certain terms of our existing drawn credit facilities and other financing arrangements discussed below as at December 31, 2025:

Borrowers under Our Credit Facilities and Other Financing Arrangements	Outstanding Principal Amount	Interest Rate(1)	Maturity	Repayment profile
	(Expressed in thousands of U.S. dollars)
Bank Debt
Quentin Shipping Co. and Sander Shipping Co.	53,875	SOFR + Margin(2)	2030	Straight-line amortization with balloon
Reddick Shipping Co. and Verandi Shipping Co.	9,000	SOFR + Margin(2)	2027	Variable amortization
Ainsley Maritime Co. and Ambrose Maritime Co.	99,107	SOFR + Margin(2)	2031	Straight-line amortization with balloon
Hyde Maritime Co. and Skerrett Maritime Co.	93,288	Fixed Rate / SOFR + Margin(2)	2029	Straight-line amortization with balloon
Kemp Maritime Co.	47,125	SOFR + Margin(2)	2029	Straight-line amortization with balloon
Achilleas Maritime Corp. et al.	18,414	SOFR + Margin(2)	2026-2027	Variable amortization with balloon
Costamare Inc.	20,750	SOFR + Margin(2)	2026	Straight-line amortization with balloon
Bastian et al.	146,400	SOFR + Margin(2)	2029	Straight-line amortization with balloon
Benedict et al.	212,667	SOFR + Margin(2)	2027	Straight-line amortization with balloon
Kalamata Shipping Corporation et al.	44,000	SOFR + Margin(2)	2029	Straight-line amortization with balloon
Capetanissa Maritime Corp. et al.	15,417	SOFR + Margin(2)	2028	Straight-line amortization with balloon
Sykes Maritime Co.	22,323	SOFR + Margin(2)	2030	Straight-line amortization with balloon
Beardmore Maritime Co. et al.	120,000	SOFR + Margin(2)	2030	Straight-line amortization with balloon
Bertrand Maritime Co. et al.	241,571	SOFR + Margin(2)	2030	Straight-line amortization with balloon
NML Loan 2	20,250	SOFR + Margin(2)	2028	Straight-line amortization with balloon
NML Loan 3	7,150	SOFR + Margin(2)	2028	Straight-line amortization with balloon
NML Loan 4	9,648	SOFR + Margin(2)	2028	Straight-line amortization with balloon
NML Loan 5	3,952	SOFR + Margin(2)	2028	Straight-line amortization with balloon
NML Loan 6	4,574	SOFR + Margin(2)	2028	Straight-line amortization with balloon
NML Loan 7	8,531	SOFR + Margin(2)	2029	Straight-line amortization with balloon
NML Loan 8	9,792	SOFR + Margin(2)	2028	Straight-line amortization with balloon
NML Loan 9	8,934	SOFR + Margin(2)	2028	Variable amortization with balloon
NML Loan 12	5,030	SOFR + Margin(2)	2029	Straight-line amortization with balloon
NML Loan 14	3,545	SOFR + Margin(2)	2028	Straight-line amortization with balloon
NML Loan 15	4,617	SOFR + Margin(2)	2029	Straight-line amortization with balloon
NML Loan 16	10,917	SOFR + Margin(2)	2029	Variable amortization with balloon
NML Loan 18	78,041	SOFR + Margin(2)	2030	Variable amortization with balloon
NML Loan 19	10,429	SOFR + Margin(2)	2030	Straight-line amortization with balloon
Other Financing Arrangements
Firmino et al. Financing arrangements	193,632	Fixed Rate	2030-2031	Bareboat structure-fixed daily charter with balloon

(1)
The interest rates of long-term bank debt at December 31, 2025 ranged from 2.99% to 5.88%, and the weighted average interest rate as at December 31, 2025 was 4.81%. Such calculations have accounted for fixed rate long-term bank debt and interest rate swaps/caps.

(2)	The interest rate margin of long-term bank debt at December 31, 2025 ranged from 1.30% to 2.15%, and the weighted average interest rate margin as at December 31, 2025 was 1.63%.

Covenants and Events of Default
The credit facilities impose certain operating and financial restrictions on us. These restrictions in our existing credit facilities generally limit Costamare Inc. and/or our subsidiaries’ ability to, among other things:
•	pay dividends if an event of default has occurred and is continuing or would occur as a result of the payment of such dividends;
•	purchase or otherwise acquire for value any shares of the subsidiaries’ capital;
•	make loans or assume financial obligations which are not subordinated to the respective credit facilities;
•	make investments in other persons;
•	sell or transfer significant assets, including any vessel or vessels mortgaged under the credit facilities, to any person other than as per the provisions of the respective credit facilities;
•	create liens on assets; or
•	allow the Konstantakopoulos family’s direct or indirect holding in Costamare Inc. to fall below 30% of the total issued share capital.
Our existing drawn credit facilities also require Costamare Inc. and certain of our subsidiaries to maintain at all times the aggregate of (a) the market value of the mortgaged vessel or vessels and (b) the market value of any additional security provided to the lenders, above a percentage ranging between 110% to 140% of the then-outstanding amount of the credit facility and any related swap exposure.
Costamare Inc. is required to maintain compliance with the following financial covenants to maintain minimum liquidity, minimum market value adjusted net worth, interest coverage and leverage ratios, as defined.
•	the ratio of our total liabilities (after deducting all cash and cash equivalents) to market value adjusted total assets (after deducting all cash and cash equivalents) may not exceed 0.75:1;
•
the ratio of EBITDA over net interest expense must be equal to or higher than 2.5:1, however such covenant should not be considered breached unless the Company’s liquidity is less than 5% of the total debt;

•	the aggregate amount of all cash and cash equivalents may not be less than the greater of (i) $30 million or (ii) 3% of the total debt; and
•	the market value adjusted net worth must at all times exceed $500 million.
Our credit facilities contain customary events of default, including nonpayment of principal or interest, breach of covenants or material inaccuracy of representations, default under other indebtedness in excess of a threshold and bankruptcy.
The Company is not in default under any of its credit facilities.
Capital Expenditures
As of December 31, 2025, we had outstanding equity commitments of (i) $237.2 million in relation to the six newbuild vessels under construction; (ii) $266.5 million in relation to acquisition of eight vessels through NML from a joint venture, as guarantor, and related entities, as sellers, under sale and leaseback transactions, subject to final documentation, under which the vessels will be chartered back to the sellers under bareboat charter agreements (our chairman and chief executive officer Konstantinos Konstantakopoulos and a member of his family indirectly hold an equity interest of approximately 17% each in the joint venture); and (iii) $37.7 million in relation to the acquisition of four vessels through NML under sale and leaseback transactions, subject to final documentation, under which the vessels will be chartered back to the sellers under bareboat charter agreements.
As of February 24, 2026, we had outstanding equity commitments of (i) $217.4 million in relation to the 10 newbuild vessels under construction, having accounted for $0.2 billion in pre- and post- delivery financing for six of the newbuild vessels. We are currently in negotiations for the financing of the other four newbuild vessels; (ii) $266.5 million in relation to acquisition of eight vessels through NML from a joint venture, as guarantor, and related entities, as sellers, under sale and leaseback transactions, subject to final documentation, under which the vessels will be chartered back to the sellers under bareboat charter agreements (our chairman and chief executive officer Konstantinos Konstantakopoulos and a member of his family indirectly hold an equity interest of approximately 17% each in the joint venture); and (iii) $29.4 million in relation to the acquisition of three vessels through NML under sale and leaseback transactions, subject to final documentation, under which the vessels will be chartered back to the sellers under bareboat charter agreements.
Quantitative and Qualitative Disclosures about Market Risk
Interest Rate Risk
The shipping industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt usually contains interest rates that fluctuate with the financial markets. Increasing interest rates could adversely impact future earnings.
Our interest expense is affected by changes in the general level of interest rates, primarily SOFR based rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points in the reference rates would have decreased our net income and cash flows (from continuing operations) during the year ended December 31, 2025 by approximately $3.7 million based upon our debt level during 2025.
For more information on our interest rate risk see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—A. Quantitative Information About Market Risk—Interest Rate Risk”.
Interest Rate and interest rate caps
We have entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to economically hedge our exposure to fluctuations in prevailing market interest rates. Furthermore, we have entered into a series of interest rate cap agreements to limit the maximum interest rate on the variable-rate debt of certain of our loans and to limit our exposure to interest rate variability when three-month SOFR exceeds a certain threshold. For more information on our interest rate swap and interest rate cap agreements, refer to Notes 2, 19, 20 and 21 to our consolidated financial statements included elsewhere in this annual report.
Foreign Currency Exchange Risk
We generate all of our revenue in U.S. dollars, but a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than U.S. dollars (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against those currencies is included in vessel operating expenses. As of December 31, 2025, approximately 40% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We hold cash and cash equivalents mainly in U.S. dollars.
As of December 31, 2025, we were engaged in 12 Euro/U.S. dollar contracts totaling $14.1 million at an average forward rate of Euro/U.S. dollar 1.1749, expiring in monthly intervals up to December 2026. Furthermore, the Company entered into 12 Euro/U.S. dollar currency hedges totaling $21,150 at an average call rate of Euro/U.S. dollar 1.1750, expiring in monthly intervals up to December 2026.
As of December 31, 2024, we were engaged in 12 Euro/U.S. dollar contracts totaling $39.6 million at an average forward rate of Euro/U.S. dollar 1.0837, expiring in monthly intervals up to December 2025.
As of December 31, 2023, we were engaged in 24 Euro/U.S. dollar contracts totaling $78.6 million at an average forward rate of Euro/U.S. dollar 1.0730, expiring in monthly intervals up to December 2025.
We recognize these financial instruments on our balance sheet at their fair value. These foreign currency forward contracts do not qualify as hedging instruments, and thus we recognize changes in their fair value in our earnings.
C. Research and Development, Patents and Licenses, etc.
We incur from time to time expenditures relating to inspections for acquiring new vessels. Such expenditures are insignificant and are expensed as they are incurred.
D. Trend Information
Total seaborne container trade demand increased by 4.5% in 2025, compared to an increase of 6.2% in 2024. The primary reasons for this increase included strong volumes on Far East–Europe and emerging market trade lanes, including South America and the Middle East, despite weaker U.S.-bound volumes. In addition, TEU-mile demand increased by approximately 4.7%, mainly due to container vessels rerouting around southern Africa to avoid the Suez Canal. As of January 2026, Clarksons Research estimates seaborne container trade demand in 2026 to increase by 2.5% compared to 2025.
Total containership supply grew at around 6.7% in 2025 and demolition activity remained at low levels.
According to Clarksons Research, idle containership fleet represented 1.9% of the total fleet at the end of 2025. Containership ordering in 2025 increased to 4.8 million TEU resulting in the orderbook of containership vessels being around 34% of the total fleet at the end of 2025; 65.5% of the orderbook consisted of vessels larger than 12,000 TEU. If the containership demand does not improve in the following years, there may be negative pressure on charter rates across the industry.
E. Critical Accounting Estimates
The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions. Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We describe below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of all our significant accounting policies, see Note 2 to our consolidated financial statements included elsewhere in this annual report.
Vessel Impairment
The Company reviews its vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel might not be recoverable. The Company considers information, such as vessel sales and purchases, business plans and overall market conditions in order to determine if an impairment might exist.
As part of the identification of impairment indicators and Step 1 of impairment analysis, the Company computes estimates of the future undiscounted net operating cash flows for each vessel based on assumptions regarding time charter rates, vessels’ operating expenses, vessels’ capital expenditures, vessels’ residual value, fleet utilization and the estimated remaining useful life of each vessel.
The future undiscounted net operating cash flows are determined as the sum of (x) (i) the charter revenues from existing time charters for the fixed fleet days and (ii) an estimated daily time charter rate for the unfixed days (based on the most recent ten year historical average rates after eliminating outliers and without adjustment for any growth rate) over the remaining estimated life of the vessel, assuming an estimated fleet utilization rate, less (y) (i) expected outflows for vessels’ operating expenses assuming an expected increase in expenses of 2.5% over a five-year period, based on management’s estimates taking into consideration the Company’s historical data, (ii) planned dry-docking and special survey expenditures and (iii) management fees expenditures. Charter rates for container shipping vessels are cyclical and subject to significant volatility based on factors beyond Company’s control. Therefore, the Company considers the most recent ten-year historical average, after eliminating outliers, to be a reasonable and fair estimation of expected future charter rates over the remaining useful life of the Company’s vessels. The Company defines outliers as index values provided by an independent, third-party maritime research services provider. The salvage value used in the impairment test is estimated at $0.300 per light weight ton in accordance with the container vessels’ depreciation policy.
The assumptions used to develop estimates of future undiscounted net operating cash flows are based on historical trends as well as future expectations. If those future undiscounted net operating cash flows are greater than a vessel’s carrying value, there are no impairment indications for such vessel. If those future undiscounted net operating cash flows are less than a vessel’s carrying value, the Company proceeds to Step 2 of the impairment analysis for such vessel.
In Step 2 of the impairment analysis, the Company determines the fair value of the vessels that failed Step 1 of the impairment analysis, based on management estimates and assumptions, making use of available market data and taking into consideration third-party valuations. Therefore, we have categorized the fair value of the vessels as

Level 2 in the fair value hierarchy. The difference between the carrying value of the vessels that failed Step 1 of the impairment analysis and their fair value as calculated in Step 2 of the impairment analysis is recognized in the Company’s accounts as impairment loss.
The review of the carrying amounts in connection with the estimated recoverable amount of the Company’s vessels as of December 31, 2025 resulted that no impairment loss should be recorded. As of December 31, 2023 and 2024, our assessment concluded that no impairment loss should be recorded.
Charter rates are subject to change based on a variety of factors that we cannot control. If, as at December 31, 2024 and 2025, we were to utilize an estimated daily time charter equivalent for our vessels’ unfixed days based on the most recent five year, three year or one year historical average rates without adjusting for inflation (or another growth assumption), the impact would be the following:

	December 31, 2024		December 31, 2025
	No. of Container Vessels(*)	Amount ($ US Million)(**)	No. of Container Vessels(*)	Amount ($ US Million)(**)
5-year historical average rate	—	—	—	—
3-year historical average rate	—	—	—	—
1-year historical average rate	—	—	—	—

(*)	Number of container vessels the carrying value of which would not have been recovered.
(**)	Aggregate carrying value that would not have been recovered.
In addition to the two step impairment analysis, the Company also conducts a separate internal analysis. This analysis uses a discounted cash flow model utilizing inputs and assumptions based on market observations as of December 31, 2025 and suggests that none of our 69 vessels in the water may have current market values below their carrying values (one of our 68 vessels in the water as at December 31, 2024).
Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether they will improve or deteriorate by any significant degree. It is possible that charter rates may remain at depressed levels for some time which could adversely affect our revenue, profitability and future assessments of vessel impairment.
While the Company intends to continue to hold and operate its vessels, the following table presents information with respect to the carrying amount of the Company’s vessels and indicates whether their estimated market values based on our internal discounted cash flow analysis are below their carrying values as of December 31, 2025 and 2024. For the calculation of the estimated market values, the Company used third-party valuations and the following methodology. For vessels with charters expiring before December 31, 2026 (i.e. within 12 months after the date of the annual financial statements for the year ended December 31, 2025), the Company uses charter free third-party valuations as at December 31, 2025. For all other vessels, the Company uses: (A) third-party charter free valuations of each vessel at the earliest expiry date of the charter of each vessel (e.g., in determining the residual value of a 5-year old vessel with a time charter having its earliest expiry date five years after the date of the annual financial statements, the third-party valuation provides us with the charter free value of a 10-year old vessel with the same technical characteristics and specifications, which is representative of the residual value of the vessel at the earliest expiry date of its respective time charter) discounted to December 31, 2025 plus (B) the discounted future cash flow from the charter of each vessel until the earliest expiry date of that charter.
The carrying value of each of the Company’s vessels does not necessarily represent its fair value or the amount that could be obtained if the vessel were sold. The Company’s estimates of fair values (under our internal analysis) assume that the vessels are all in good and seaworthy condition without need for repair and, if inspected, would be certified as being in class without recommendations of any kind. In addition, because vessel values are highly volatile, these estimates may not be indicative of either the current or future prices that the Company could achieve if it were to sell any of the vessels. The Company would not record impairment for any of the vessels for which the estimated fair value is below its carrying value unless and until the Company either determines to sell the vessel for a loss or determines that the vessel’s carrying amount is not recoverable under Step 2 of the impairment analysis. For the vessels with estimated fair values lower than their carrying values, we believe that such differences will be recoverable throughout the useful lives of such vessels.

Containership Fleet

	Vessel	Capacity (TEU)	Built	Acquisition Date	Carrying Value December 31, 2024 ($ US Million)(1)	Carrying Value December 31, 2025 ($ US Million)(1)
1	Triton	14,424	2016	November 2018	96.6	92.5
2	Titan	14,424	2016	November 2018	97.2	93.1
3	Talos	14,424	2016	November 2018	97.5	93.4
4	Taurus	14,424	2016	November 2018	97.7	93.6
5	Theseus	14,424	2016	November 2018	98.1	93.8
6	YM Triumph	12,690	2020	July 2020	82.1	80.5
7	YM Truth	12,690	2020	August 2020	82.1	80.7
8	YM Totality	12,690	2020	September 2020	82.7	81.1
9	YM Target	12,690	2021	February 2021	83.6	81.1
10	YM Tiptop	12,690	2021	May 2021	84.9	82.2
11	Cape Akritas	11,010	2016	March 2021	70.7	67.8
12	Cape Tainaro	11,010	2017	March 2021	72.0	68.9
13	Cape Kortia	11,010	2017	March 2021	72.1	69.0
14	Cape Sounio	11,010	2017	March 2021	71.5	68.5
15	Cape Artemisio	11,010	2017	March 2021	70.4	67.5
16	Cosco Hellas	9,469	2006	July 2006	45.0	41.8
17	Shanghai (ex. Cosco Guangzhou)	9,469	2006	February 2006	43.6	40.5
18	Beijing	9,469	2006	June 2006	44.5	41.3
19	Yantian	9,469	2006	April 2006	44.3	41.1
20	Yantian I (ex. Zim Yantian)	9,469	2006	March 2006	43.8	40.7
21	MSC Azov	9,403	2014	January 2014	73.6	70.0
22	MSC Ajaccio	9,403	2014	March 2014	74.5	70.8
23	MSC Amalfi	9,403	2014	April 2014	75.4	71.6
24	MSC Athens	8,827	2013	March 2013	70.9	66.9
25	MSC Athos	8,827	2013	April 2013	70.3	66.5
26	Valor	8,827	2013	June 2013	65.2	63.6
27	Value	8,827	2013	June 2013	65.3	63.8
28	Valiant	8,827	2013	August 2013	65.9	63.3
29	Valence	8,827	2013	September 2013	66.4	63.8
30	Vantage	8,827	2013	November 2013	66.5	63.9
31	Navarino **	8,531	2010	May 2010	68.8	67.4
32	Kleven	8,044	1996	September 2018	13.4	12.1
33	Kotka	8,044	1996	September 2018	12.9	11.7
34	Maersk Kowloon	7,471	2005	May 2017	12.9	16.6
35	Kure	7,403	1996	December 2007	12.7	11.9
36	Methoni	6,724	2003	October 2011	31.4	28.5
37	Porto Cheli	6,712	2001	June 2021	27.9	25.1
38	Tampa I	6,648	2000	June 2000	17.8	17.7
39	Zim America	6,644	2003	April 2003	25.8	23.5
40	Zim Vietnam	6,644	2003	January 2003	25.1	22.8
41	Maersk Puelo	6,541	2006	September 2025	—	56.1
42	Aries	6,492	2004	February 2021	11.2	10.7
43	Argus	6,492	2004	March 2021	11.0	10.4
44	Porto Germeno	5,570	2002	June 2021	27.0	24.0
45	Glen Canyon	5,642	2006	March 2021	11.5	12.7
46	Porto Kagio	5,908	2002	June 2021	27.5	24.3
47	Leonidio	4,957	2014	May 2017	18.7	17.8
48	Kyparissia	4,957	2014	May 2017	18.4	17.6

	Vessel	Capacity (TEU)	Built	Acquisition Date	Carrying Value December 31, 2024 ($ US Million)(1)	Carrying Value December 31, 2025 ($ US Million)(1)
49	Megalopolis	4,957	2013	July 2018	21.0	20.1
50	Marathopolis	4,957	2013	July 2018	21.7	20.7
51	Gialova	4,578	2009	August 2021	18.8	17.7
52	Dyros	4,578	2008	January 2022	17.5	16.6
53	Norfolk	4,259	2009	May 2021	24.6	23.1
54	Vulpecula	4,258	2010	December 2019	10.7	6.0
55	Volans	4,258	2010	December 2019	9.9	11.3
56	Virgo	4,258	2009	January 2020	13.1	12.0
57	Vela	4,258	2009	December 2019	8.9	4.1
58	Androusa	4,256	2010	April 2021	18.6	19.0
59	Neokastro	4,178	2011	December 2020	9.4	9.0
60	Ulsan	4,132	2002	February 2012	16.5	14.7
61	Polar Brasil	3,800	2018	June 2023	37.8	36.4
62	Lakonia	2,586	2004	December 2014	8.5	8.5
63	Scorpius	2,572	2007	September 2020	5.5	4.9
64	Etoile	2,556	2005	November 2017	7.9	9.5
65	Areopolis	2,474	2000	May 2014	5.2	6.0
66	Arkadia	1,550	2001	December 2023	4.7	4.3
67	Michigan	1,300	2008	April 2018	6.6	6.0
68	Trader	1,300	2008	April 2018	6.4	5.9
69	Luebeck	1,078	2001	August 2012	3.5	4.7
				TOTAL	2,825.2	2,754.7

(1)	For impairment test calculation, Carrying Value includes the unamortized balance of dry-docking cost as at December 31, 2024 and 2025.
*	We believe that as of December 31, 2025 all our container vessels had fair values that exceeded their carrying values.
**
Indicates container vessel which we believe, as of December 31, 2024, may have had fair value below its carrying value. As of December 31, 2024, we believe that the carrying value of this vessel was $3.3 million more than its market value.

Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels.
Vessel Lives and Depreciation
We depreciate our vessels based on a straight-line basis over the estimated economic lives assigned to each vessel, which is currently 30 years from the date of their initial delivery from the shipyard, which we believe is within industry standards and represents the most reasonable useful life for each of our vessels. Depreciation is based on the cost of the vessel less its estimated residual value which is equal to the product of vessels’ lightweight tonnage and estimated scrap rate ($300 per lightweight ton). Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful lives. A decrease in the residual value of the Company’s vessels or a decrease in the estimated economic lives assigned to the Company’s vessels due to unforeseen events (such as an extended period of weak markets, the broad imposition of age restrictions by the Company’s customers, new regulations, or other future events) which could result in a reduction of the estimated useful lives of any affected vessels may lead to higher depreciation charges and/or impairment losses in future periods for the affected vessels. We examine the prospect and the timing of each vessel sale for demolition opportunistically and on a case by case basis. The decision to sell a specific vessel for demolition depends on the prospects of the vessel to secure employment, the estimated cost of maintaining the vessel, the available financing and the price of scrap.
Revenue Recognition
Revenues are primarily generated from time charter agreements.

Time charter agreements contain a lease as they meet the criteria of a lease under ASC 842. Time charter agreements contain a minimum non-cancellable period and an extension period at the option of the charterer. Each lease term is assessed at the inception of that lease. Time charter revenues are recognized over the term of the charter as service is provided, when they become fixed and determinable. Revenues from time charter agreements providing for varying annual rates are accounted for as operating leases and thus recognized on a straight-line basis over the non-cancellable rental periods of such agreements, as service is performed. Revenue generated from variable lease payments is recognized in the period when changes in the facts and circumstances on which the variable lease payments are based occur. Unearned revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, including any unearned revenue resulting from charter agreements providing for varying annual rates, which are accounted for on a straight-line basis. Unearned revenue also includes the unamortized balance of the liability associated with the acquisition of secondhand vessels with time charters attached that were acquired at values below fair market value at the date the acquisition agreement is consummated.
Recent Accounting Pronouncements
See Note 2 to our consolidated financial statements included elsewhere in this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following table sets forth information regarding our directors and executive officers. The business address of each of our executive officers and directors listed below is 7 rue du Gabian, MC 98000 Monaco. Our telephone number at that address is +377 93 25 09 40. Our board of directors will be elected annually on a staggered basis, and each elected director will hold office for a three-year term. The following directors have been determined by our board of directors to be independent under the standards of the NYSE and the rules and regulations of the SEC: Vagn Lehd Møller and Charlotte Stratos. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected and qualified.

Name	Age	Position
Konstantinos Konstantakopoulos	56	Chief Executive Officer, Chairman of the Board and Class III Director
Gregory Zikos	57	Chief Financial Officer and Class II Director
Vagn Lehd Møller	79	Class II Director
Charlotte Stratos	71	Class III Director
Konstantinos Zacharatos	53	Class I Director
Anastassios Gabrielides	61	General Counsel and Secretary

The term of our Class I director expires in 2026, the term of our Class II directors expires in 2027 and the term of our Class III directors expires in 2028.
Konstantinos Konstantakopoulos is our Chief Executive Officer and Chairman of our board of directors. Mr. Konstantakopoulos also serves as President, Chief Executive Officer and a director of Costamare Shipping, our manager, which he wholly owns. He also controls, together with a member of his family, Costamare Services, a service provider to our vessel-owning subsidiaries. Mr. Konstantakopoulos owns 50% of Blue Net and Blue Net Asia which provide chartering brokerage services to our as well as to third-party vessels. Mr. Konstantakopoulos has served on the board of directors of the Union of Greek Shipowners since 2006. Mr. Konstantakopoulos studied engineering at Université Paul Sabatier in France.
Gregory Zikos is our Chief Financial Officer and a member of our board of directors. He also serves as chief executive officer and a member of the board of directors of Costamare Bulkers. Prior to joining us in 2007, Mr. Zikos was employed at DryShips, Inc., a public shipping company, as the Chief Financial Officer from 2006 to 2007. From 2004 to 2006, Mr. Zikos was employed with J&P Avax S.A., a real estate investment and construction company, where he was responsible for project and structured finance debt transactions. From 2000 to 2004, Mr. Zikos was employed at Citigroup (London), global corporate and investment banking group, where he was involved in numerous European leveraged and acquisition debt financing transactions. Mr. Zikos practiced law from 1994 to 1998, during which time he advised financial institutions and shipping companies in debt and acquisition transactions. Mr. Zikos holds an M.B.A. in finance from Cornell University, an LL.M. from the University of London King’s College, and a bachelor of laws, with merits, from the University of Athens.
Vagn Lehd Møller is a member of our board of directors. From 1963 to 2007, Mr. Møller worked with A.P. Møller-Maersk A/S where he eventually served as Executive Vice President and Chief Operations Officer of the world’s largest liner company, Maersk Line. Mr. Møller was instrumental in the purchase and integration of Sea-land Services by A.P. Møller-Maersk A/S in 2000 and of P&O Nedlloyd in 2005. Mr. Møller served as a member of the board of directors (2011-2015) and chairman (2012-2015) of Scan Global Logistics A/S, a Danish based internal logistics company. He served as member of the board of directors and chairman of ZITON A/S (2012-2021) and Jack-up InvestCo 2 A/S (2012-2021) and as a member of the board of directors of Jack-up InvestCo 3 Plc. (2012-2021), all being companies investing in jack-up vessels chartered to off-shore windmill companies. Mr. Møller has also served as chairman of the board of Navadan A/S (2011-2023), a Danish company supplying tank cleaning systems, and as chairman of the board of The Survey Association A/S (2015-2024), a Danish based marine surveyor company.
Charlotte Stratos is a member of our board of directors. From 2008 to 2020, Ms. Stratos served as a Senior Advisor to Morgan Stanley’s Investment Banking Division-Global Transportation team. From 1987 to 2007, she served as Managing Director and Head of Global Greek Shipping for Calyon Corporate and Investment Bank of the Credit Agricole Group. From 1976 to 1987, Ms. Stratos served in various positions with Bankers Trust Company, as

Vice President to the Shipping Department involved exclusively with ship finance to Greek shipping companies, based in New York, London and Piraeus. From 2007 to 2016, she was an independent director of Hellenic Carriers Ltd. a shipping company listed on London’s AIM. From 2006 to 2008, she served at the board of Emporiki Bank. Ms. Stratos is currently an independent director of Okeanis Eco Tankers Corp., a tanker company listed on the NYSE and on the Oslo Stock Exchange.
Konstantinos Zacharatos is a member of our board of directors. Mr. Zacharatos served as our General Counsel and Secretary until April 2013. Mr. Zacharatos has also served as the Vice Chairman of Shanghai Costamare since its incorporation in 2005. Mr. Zacharatos joined Costamare Shipping in 2000, became a member of the board of directors of Costamare Shipping in June 2010 and has also been responsible for the legal affairs of Costamare Shipping, Costamare Services, CIEL and C-Man Maritime. Mr. Zacharatos has previously been the legal adviser of Costaterra S.A., a Greek property company. Mr. Zacharatos holds an LL.M. and an LL.B. from the London School of Economics and Political Science.
Anastassios Gabrielides is our General Counsel and Secretary. He also serves as the General Counsel and Secretary of Costamare Bulkers. Mr. Gabrielides has served as a director and secretary of Costamare Services since May 2013. From 2004 to 2011, Mr. Gabrielides served at the Hellenic Capital Markets Commission, the Greek securities regulator, first as Vice Chairman (2004 to 2009) and then as Chairman (2009 to 2011). Mr. Gabrielides also worked for the Alexander S. Onassis Foundation from 1991 to 1999 in various posts and was a member of the Executive Committee. Mr. Gabrielides has been a member of the board of supervisors of the European Securities and Markets Authority and has been a member of the Greek Financial Intelligence Unit. Mr. Gabrielides holds LL.M. degrees from Harvard Law School and the London School of Economics, a law degree from Athens University Law School, and a B.A. in economics from the American College of Greece, Deree College.
B. Compensation of Directors and Senior Management
Our independent non-executive directors receive annual fees in the amount of $80,000, plus reimbursement for their out-of-pocket expenses. Our non-independent directors do not receive compensation for their service as directors. We do not have any service contracts with our non-executive directors that provide for benefits upon termination of their services.
We have three shore-based officers, our chairman and chief executive officer, our chief financial officer and our general counsel and secretary. We do not pay any compensation to our officers for their services as officers. Our officers are employed and are compensated for their services by Costamare Shipping and/or Costamare Services.
C. Board Practices
We have five members on our board of directors. The board of directors may change the number of directors to not less than three, nor more than 15, by a vote of a majority of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of shareholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the shareholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors.
We are a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE. As permitted by such exemption, as well as by our bylaws and the laws of the Marshall Islands, we currently have a board of directors with a majority of non-independent directors and a combined corporate governance, nominating and compensation committee with one non-independent director serving as a committee member. As a result, non-independent directors, including members of our management who also serve on our board of directors, may, among other things, fix the compensation of our management, make stock and option awards and resolve governance issues regarding our company. In addition, we currently have an audit committee composed solely of two independent committee members, whereas a domestic public company would be required to have three such independent members. Accordingly, in the future you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

Corporate Governance
The board of directors and our Company’s management engage in an ongoing review of our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the NYSE and the SEC.
We have adopted a number of key documents that are the foundation of the Company’s corporate governance, including:
•	a Code of Business Conduct and Ethics for all officers and employees, which incorporates a Code of Ethics for directors and a Code of Conduct for corporate officers;
•	a Corporate Governance, Nominating and Compensation Committee Charter; and
•	an Audit Committee Charter.
These documents and other important information on our governance are posted on our website and may be viewed at http//www.costamare.com. The information contained on or connected to our website is not part of this annual report. We will also provide a paper copy of any of these documents upon the written request of a shareholder. Shareholders may direct their requests to the attention of our Secretary, Anastassios Gabrielides, 7 rue du Gabian, MC 98000 Monaco.
Committees of the Board of Directors
Audit Committee
Our audit committee consists of Vagn Lehd Møller and Charlotte Stratos. Ms. Stratos is the chairperson of the committee. The audit committee is responsible for:
•	the appointment, compensation, retention and oversight of independent auditors and approving any non-audit services performed by such auditors;
•
assisting the board in monitoring the integrity of our financial statements, the independent auditors’ qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements;

•
annually reviewing an independent auditors’ report describing the auditing firm’s internal quality-control procedures, and any material issues raised by the most recent internal quality control review, or peer review, of the auditing firm;

•	discussing the annual audited financial and quarterly statements with management and the independent auditors;
•	discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;
•	discussing policies with respect to risk assessment and risk management;
•	meeting separately, and periodically, with management, internal auditors and the independent auditors;
•	reviewing with the independent auditors any audit problems or difficulties and management’s responses;
•	setting clear hiring policies for employees or former employees of the independent auditors;
•	annually reviewing the adequacy of the audit committee’s written charter, the scope of the annual internal audit plan and the results of internal audits;
•	establishing procedures for the consideration of all related-party transactions, including matters involving potential conflicts of interest or potential usurpations of corporate opportunities;
•	reporting regularly to the full board of directors; and
•	handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time.

Corporate Governance, Nominating and Compensation Committee
Our corporate governance, nominating and compensation committee consists of Konstantinos Konstantakopoulos, Vagn Lehd Møller and Charlotte Stratos. Mr. Konstantakopoulos is the chairman of the committee. The corporate governance, nominating and compensation committee is responsible for:
•
nominating candidates, consistent with criteria approved by the full board of directors, for the approval of the full board of directors to fill board vacancies as and when they arise, as well as putting in place plans for succession, in particular, of the chairman of the board of directors and executive officers;

•	selecting, or recommending that the full board of directors select, the director nominees for the next annual meeting of shareholders;
•	developing and recommending to the full board of directors corporate governance guidelines applicable to us and keeping such guidelines under review;
•	overseeing the evaluation of the board and management; and
•	handling such other matters that are specifically delegated to the corporate governance, nominating and compensation committee by the board of directors from time to time.
D. Employees
For each of the years ended December 31, 2023, 2024 and 2025, we had three shore-based officers, our chairman and chief executive officer, our chief financial officer and our general counsel and secretary.
As of December 31, 2025, Costamare Shipping, Costamare Services and the Neptune Manager in aggregate employed approximately 220 shore-based employees (compared to 220 and 205 shore-based employees (with respect to our continuing operations) as of December 31, 2024 and December 31, 2023, respectively). Approximately 1,660 seafarers were serving on our vessels as of December 31, 2025 (compared to 1,630 and 1,630 seafarers (with respect to our continuing operations) as of December 31, 2024 and December 31, 2023, respectively). Our managers are responsible for recruiting, either directly or through manning agents, the officers and crew for our containerships that they manage. We believe the streamlining of crewing arrangements through our managers allows all of our vessels to be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions. We have not experienced any material work stoppages due to labor disagreements during the past three years.
E. Share Ownership
The common stock beneficially owned by our directors and executive officers and/or entities affiliated with these individuals is disclosed in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” below.
Equity Compensation Plans
We have not adopted any equity compensation plans.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
The following table and the footnotes below set forth certain information regarding the beneficial ownership of our outstanding common stock and preferred stock as of February 24, 2026 held by:
•	each person or entity that we know beneficially owns 5% or more of our common stock;
•	each of our officers and directors; and
•	all our directors and officers as a group.
Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities.
Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of February 24, 2026 are considered as beneficially owned by the person holding those options, warrants or rights. Each shareholder is entitled to one vote for each common share held. The applicable percentage of ownership of each shareholder is based on 120,588,759 shares of common stock, 1,970,649 shares of Series B Preferred Stock, 3,973,135 Series C Preferred Stock, 3,986,542 Series D Preferred Stock and 1,200 shares of Series F Preferred Stock outstanding as of February 24, 2026. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Except as noted below, the address of all shareholders, officers and directors identified in the table and the accompanying footnotes below is in care of our principal executive offices.

	Shares of Common Stock Beneficially Held
Identity of Person or Group	Number of Shares	Percentage
Officers and Directors
Konstantinos Konstantakopoulos(1)	34,862,828	28.9%
Gregory Zikos	*
Konstantinos Zacharatos(2)	*
Vagn Lehd Møller	*
Charlotte Stratos	—
Anastassios Gabrielides(3)	—
All officers and directors as a group (six persons)	34,979,913	29.0%
5% Beneficial Owners
Achillefs Konstantakopoulos(4)	22,795,017	18.9%
Christos Konstantakopoulos(5)	19,051,588	15.8%
Dimensional Fund Advisors LP(6)	7,157,386	5.9%

(1)
Konstantinos Konstantakopoulos, our chairman and chief executive officer, owns 13,973,469 shares of common stock directly and 20,889,359 shares of common stock indirectly through entities he controls. He also holds 12,800 shares of Series B Preferred Stock, 23,003 shares of Series C Preferred Stock and 50,000 shares of Series D Preferred Stock through an entity he controls and 1,200 shares of the high-vote, Series F Preferred Stock directly, or 0.6%, 0.6%, 1.3% and 100% of the issued and outstanding shares of Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series F Preferred Stock, respectively. He also held 5.7% of the issued and outstanding shares of Series E Preferred Stock as of July 15, 2024, when the Company completed the full redemption of all of its 4,574,100 outstanding shares of Series E Preferred Stock. Each share of Series F Preferred Stock entitles its holder to 50,000 votes. Accordingly, Mr. Konstantakopoulos effectively holds 52.5% of the voting power in the Company.

(2)	Konstantinos Zacharatos holds less than 1% of our issued and outstanding Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock.
(3)	Anastassios Gabrielides, our General Counsel and Secretary, holds less than 1% of our issued and outstanding Series D Preferred Stock.
(4)
Achillefs Konstantakopoulos, the brother of our chairman and chief executive officer, owns 18,365,585 shares of common stock directly and 3,649,432 shares of common stock indirectly through entities he controls and his immediate family owns 780,000 shares of common stock. He also holds 30,203 shares of Series B Preferred Stock, 80,390 shares of Series C Preferred Stock and 65,300 shares of Series D Preferred Stock through an entity he controls, or 1.5%, 2.0% and 1.6% of the issued and outstanding shares of Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, respectively. His immediate family also holds 31,350 shares of Series B Preferred Stock and 4,400 shares of Series C Preferred Stock, or 1.6% and 0.1% of the issued and outstanding shares of Series B Preferred Stock and Series C Preferred Stock, respectively.

(5)	Christos Konstantakopoulos, the brother of our chairman and chief executive officer, owns 19,051,588 shares of common stock directly.
(6)	Pursuant to Form 13F dated February 12, 2026.
*	Owns less than 1% of our issued and outstanding common stock.

In November 2010, we completed a registered public offering of our shares of common stock and our common stock began trading on the NYSE. Our major shareholders have the same voting rights as our other shareholders, other than as described below with respect to shares of Series F Preferred Stock. As of February 27, 2026, we had approximately 25,391 beneficial owners of our common stock.
Holders of our Listed Preferred Stock generally have no voting rights except (1) in respect of amendments to the Articles of Incorporation which would adversely alter the preferences, powers or rights of the Listed Preferred Stock or (2) in the event that the Company proposes to issue any parity stock if the cumulative dividends payable on outstanding Listed Preferred Stock are in arrears or any senior stock. However, whenever dividends payable on the Listed Preferred Stock are in arrears for six or more quarterly periods, whether or not consecutive, holders of Listed Preferred Stock (voting together as a class with all other classes or series of parity stock upon which like voting rights have been conferred and are exercisable) will be entitled to elect one additional director to serve on our board of directors until such time as all accumulated and unpaid dividends on the Listed Preferred Stock have been paid in full.
Mr. Konstantakopoulos is the sole beneficial owner of the outstanding shares of Series F Preferred Stock. Each share of Series F Preferred Stock entitles its holder to 50,000 votes on all matters submitted to a vote of the shareholders.
B. Related Party Transactions
Separation and Distribution Agreement
On May 5, 2025, we entered into the Separation and Distribution Agreement with Costamare Bulkers, which governed the separation of the assets, liabilities and obligations of the two companies and the relevant subsidiaries that held dry bulk related businesses periods prior to, at and after the separation.
In accordance with the Separation and Distribution Agreement, upon the closing of the Spin-Off, we distributed to our shareholders of record on April 29, 2025, on a pro rata basis, one common share of Costamare Bulkers for every five Costamare common shares (24,022,218 Costamare Bulkers shares were distributed to our shareholders). The distribution of Costamare Bulkers shares to the shareholders of the Company was recorded at the carrying amount of Costamare Bulkers net assets of $699.2 million as of May 6, 2025. On the same day, Costamare Bulkers acquired the shares of CBI from Costamare and a minority shareholder.
Pursuant to the Separation and Distribution Agreement, we also contributed $100.0 million in cash to Costamare Bulkers, prepaid $150.2 million in bank loans associated with the Costamare Bulkers business, and settled or extinguished all intercompany balances between the Company and Costamare Bulkers.
Under the terms of the Separation and Distribution Agreement, we are restricted from acquiring or owning dry bulk vessels or a controlling interest in a business that owns such vessels without offering Costamare Bulkers the opportunity to acquire such dry bulk vessels. However, if Costamare Bulkers is not willing or able to acquire such dry bulk vessels from us within the periods set forth in the Separation and Distribution Agreement, we will thereafter be free to own, operate and charter such dry bulk vessels.
Other matters governed by the Separation and Distribution Agreement include, without limitation, indemnification agreements, insurance arrangements, treatment of shared contracts, confidentiality, further assurances, treatment of outstanding guarantees including performance guarantees to unrelated parties covering CBI’s obligations under charterparties related to two newbuilding dry bulk vessels and similar credit support, record retention and the exchange of and access to certain information, books and records.
Management Affiliations
Each of our containerships vessels is currently managed by Costamare Shipping, which may subcontract certain services to other affiliated managers, or to V.Ships Greece or, subject to our consent, other third-party managers. Costamare Shipping, itself or together with our sub-managers provides our fleet with technical, crewing, commercial, provisioning, bunkering, sale and purchase, accounting and, insurance services pursuant to separate ship-management agreements between each of our vessel-owning subsidiaries and Costamare Shipping and, where applicable, the relevant sub-manager. Navilands, one of the sub-managers, may subcontract certain services to and enter into a relevant sub-management agreement with Navilands (Shanghai). Costamare Services provides our vessel-owning subsidiaries with chartering, sale and purchase, insurance and certain representation and administrative services pursuant to the Services Agreement. Navilands Maritime provides our vessel-owning subsidiaries with purchasing services and support services in relation to vessel repairs, maintenance and dry-docking as requested pursuant to the Representation Agreement. The Neptune Manager provides to Neptune administrative, strategic, accounting and tax as well as insurance arrangements. Furthermore, the Neptune Manager provides vessel related services with respect to vessels being financed or to be financed by Neptune. Costamare Shipping, Navilands, Navilands (Shanghai), Navilands Maritime and the Neptune Manager are controlled by our chairman and chief executive officer. Costamare Services is controlled by our chairman and chief executive officer and a member of his family. In addition, Blue Net and Blue Net Asia, charter brokerage companies which are 50% owned by our chairman and chief executive officer, provides brokerage services to our containership vessels.
Management and Services Agreements
On November 2, 2015, we entered into the Framework Agreement with Costamare Shipping as most recently amended and restated on May 6, 2025. On November 2, 2015 our vessel-owning subsidiaries entered into the Services Agreement with Costamare Services as most recently amended and restated on May 6, 2025.
Costamare Shipping is the manager for our containerships, and provides us with commercial, technical and other services pursuant to the Framework Agreement and to separate ship management agreements with the relevant vessel-owning subsidiaries. As of February 24, 2026, Costamare Shipping, itself or together with V.Ships Greece or, subject to our consent, other sub-managers, provides our fleet of containerships with technical, crewing, commercial, provisioning, bunkering, sale and purchase, accounting and insurance services pursuant to separate ship-management agreements between each of our vessel-owning subsidiaries and Costamare Shipping and, where applicable, the relevant sub-manager. As of February 24, 2026, Costamare Services provides our vessel-owning subsidiaries with chartering, sale and purchase, insurance and certain representation and administrative services pursuant to the Services Agreement. As of February 24, 2026, Navilands and Navilands (Shanghai) provide to certain of our vessel owning subsidiaries technical, crewing, commercial, provisioning, bunkering, sale and purchase, accounting and insurance services pursuant to separate ship-management agreements between each of our vessel-owning subsidiaries. Navilands and Navilands (Shanghai) provide services to us as submanagers of Costamare Shipping under the Framework Agreement and as such, the fee received by Costamare Shipping pursuant to the Framework Agreement will be reduced by any fees that we pay pursuant to the management agreements with Navilands and Navilands (Shanghai). Our managers and sub-managers are responsible for recruiting, either directly or through manning agents, the officers and crew for our containerships that they manage.
Reporting Structure
Our chairman and chief executive officer and our chief financial officer supervise, in conjunction with our board of directors, the management of our operations and the provision of services to our fleet by Costamare Shipping, Costamare Services, as well as any sub-managers, including V.Ships Greece, Navilands, Navilands (Shanghai), Vinnen or HanseContor. Costamare Shipping and Costamare Services report to us and our board of directors through our chairman and chief executive officer and chief financial officer, each of which is appointed by our board of directors.
Compensation of Our Manager and Services Provider
Costamare Shipping provides us with commercial, technical and other services including technical, crewing, commercial, provisioning, bunkering, sale and purchase, accounting and insurance services in respect of our vessels. Costamare Services provides our vessel-owning subsidiaries with chartering, sale and purchase, insurance and certain representation and administrative services pursuant to the Services Agreement.
In the event that Costamare Shipping or Costamare Services decide to delegate certain or all of the services they have agreed to perform under the Framework Agreement or the Services Agreement, respectively, either through (i) subcontracting to a sub-manager or sub-provider or (ii) by directing such sub-manager or sub-provider to enter into a direct agreement with the relevant vessel-owning subsidiary, then, in the case of subcontracting under (i), Costamare Shipping or Costamare Services, as applicable, will be responsible for paying the fee charged by the relevant sub-manager or sub-provider for providing such services and, in the case of a direct agreement under (ii), the fee received by Costamare Shipping or Costamare Services, as applicable, will be reduced by the fee payable to the sub-manager or sub-provider under the relevant direct agreement. As a result, these arrangements will not result in any increase in the aggregate management fees and services fees that we pay. In addition to management fees, we pay for any capital expenditures, financial costs, operating expenses and any general and administrative expenses, including payments to third parties, including specialist providers, in accordance with the Framework Agreement and the relevant separate ship-management agreements or supervision agreements.
Costamare Shipping received in 2025 and 2024 a fee of $1,020 per day pro-rated for the calendar days we own each vessel. This fee is reduced to $510 per day in the case of any vessel subject to a bareboat charter. We will also pay to Costamare Shipping a flat fee of $839,988 per newbuild vessel for the supervision of the construction of any newbuild vessel that we may contract. Costamare Shipping received in 2025 and 2024 a fee of 0.15% on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each vessel in our fleet. Costamare Services received in 2025 and 2024 a fee of 1.10%, on all gross freight, demurrage, charter hire and ballast bonus or other income earned with respect to each vessel in our fleet and a quarterly fee of (i) $666,737 and (ii) an amount equal to the value of 149,600 shares, based on the average closing price of our common stock on the NYSE for the 10 days ending on the 30th day of the last month of each quarter; provided that Costamare Services may elect to receive 149,600 shares instead of the fee under (ii). We have reserved a number of shares of common stock to cover the fees to be paid to Costamare Services under (ii) through December 31, 2030. For the years ended December 31, 2025 and December 31, 2024, Costamare Shipping and Costamare Services charged aggregate fees of $22.1 million and $22.8 million, respectively, including $5.7 million and $6.3 million for the years ended December 31, 2025 and 2024, respectively, charged by third-party managers. The fees include the value of the 598,400 shares we issued within each year pursuant to the Services Agreement, to Costamare Services. Additionally, during the years ended December 31, 2025 and 2024, Costamare Shipping charged, in aggregate, to the vessels privately owned or controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos, $1.9 million and $1.7 million respectively for services provided in accordance with the relevant agreements.
Term and Termination Rights
Subject to the termination rights described below, on December 31, 2025, the terms of the Framework Agreement and the Services Agreement automatically renewed for another one-year period, and will automatically renew for nine consecutive one-year periods until December 31, 2035, at which point the agreements will expire. In addition to the termination provisions outlined below, we are able to terminate the Framework Agreement and Services Agreement, subject to a termination fee, by providing 12 months’ written notice to Costamare Shipping or Costamare Services, as applicable, that we wish to terminate the applicable agreement at the end of the then-current term.
Our Manager’s Termination Rights. Costamare Shipping or Costamare Services may terminate the Framework Agreement or Services Agreement, respectively, prior to the end of its term if:
•	any moneys payable by us under the applicable agreement have not been paid when due or if on demand within 20 business days of payment having been demanded;
•	if we materially breach the agreement and we have failed to cure such breach within 20 business days after we are given written notice from Costamare Shipping or Costamare Services, as applicable; or
•	there is a change of control of our Company or the vessel-owning subsidiaries, as applicable.
Our Termination Rights. We or our vessel-owning subsidiaries may terminate the Framework Agreement or the Services Agreement, respectively, prior to the end of its term in the following circumstances:
•
any moneys payable by Costamare Shipping or Costamare Services under or pursuant to the applicable agreement are not paid or accounted for within 10 business days after receiving written notice from us;

•	Costamare Shipping or Costamare Services, as applicable materially breaches the agreement and has failed to cure such breach within 20 business days after receiving written notice from us;
•	there is a change of control of Costamare Shipping or Costamare Services, as applicable; or
•
Costamare Shipping or Costamare Services, as applicable, is convicted of, enters a plea of guilty or nolo contendere with respect to, or enters into a plea bargain or settlement admitting guilt for a crime (including fraud), which conviction, plea bargain or settlement is demonstrably and materially injurious to Costamare, if such crime is not a misdemeanor and such crime has been committed solely and directly by an officer or director of Costamare Shipping or Costamare Services, as applicable, acting within the terms of its employment or office.

Mutual Termination Rights. Either we or Costamare Shipping may terminate the Framework Agreement, and either Costamare Services or our vessel-owning subsidiaries may terminate the Services Agreement if:
•
the other party ceases to conduct business, or all or substantially all of the equity interests, properties or assets of the other party are sold, seized or appropriated which, in the case of seizure or appropriation, is not discharged within 20 business days;

•
the other party files a petition under any bankruptcy law, makes an assignment for the benefit of its creditors, seeks relief under any law for the protection of debtors or adopts a plan of liquidation, or if a petition is filed against such party seeking to have it declared insolvent or bankrupt and such petition is not dismissed or stayed within 90 business days of its filing, or such party admits in writing its insolvency or its inability to pay its debts as they mature, or if an order is made for the appointment of a liquidator, manager, receiver or trustee of such party of all or a substantial part of its assets, or if an encumbrancer takes possession of or a receiver or trustee is appointed over the whole or any part of such party’s undertaking, property or assets or if an order is made or a resolution is passed for Costamare Shipping’s, Costamare Services’ or our winding up;

•
the other party is prevented from performing any obligations under the applicable agreement by any cause whatsoever of any nature or kind beyond the reasonable control of such party respectively for a period of two consecutive months or more (“Force Majeure”); or

•	in the case of the Framework Agreement, all supervision agreements and all ship-management agreements are terminated in accordance with their respective terms.
If Costamare Shipping or Costamare Services terminates the Framework Agreement or the Services Agreement, as applicable, for any reason other than Force Majeure, or if we terminate either agreement pursuant to our ability to terminate with 12 months’ written notice, we will be obliged to pay to Costamare Shipping or Costamare Services, as applicable, a termination fee equal to (a) the number of full years remaining prior to December 31, 2035, times (b) the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to a sub-manager); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above. In addition, the separate ship-management agreements to which our vessels are subject may be terminated by either us or the applicable manager if the vessel is sold, becomes a total loss or is requisitioned.
Non-competition
Costamare Shipping has agreed that during the term of the Framework Agreement, and Costamare Services has agreed that during the term of the Services Agreement, they will not provide services to any entity other than our subsidiaries, Costamare Bulkers and any of its subsidiaries and to entities affiliated with our chairman and chief executive officer or members of his family, without our prior written approval, which we may provide under certain circumstances. We believe we derive significant benefits from our exclusive relationship with Costamare Shipping and Costamare Services.
Costamare Shipping provides management services in respect of five vessels privately owned or controlled by or affiliated with our chairman and chief executive officer Konstantinos Konstantakopoulos. Costamare Services provides post fixture services in respect of one container vessel partly owned by our chairman and chief executive officer, Konstantinos Konstantakopoulos.
V.Ships Greece, HanseContor, Vinnen, Navilands and Navilands (Shanghai) provide and/or may provide services to third parties.
Neptune Management Agreement
On March 15, 2023, our chairman and chief executive officer acquired 51% of the issued and outstanding capital of Neptune Manager which provides to Neptune administrative, strategic, accounting and tax as well as insurance arrangements and vessel related services in respect of vessels being financed or to be financed by Neptune. See “Item 4. Information on the Company—A. History and Development of the Company”.

Term and Termination Rights
Under the Neptune Management Agreement entered into between the Neptune Manager and Neptune:
(a)	The Neptune Manager may terminate the Neptune Management Agreement with immediate effect by notice if:
(i)	any moneys payable by Neptune under the Neptune Management Agreement have not been received by the Neptune Manager within a certain time period from relevant request by the Neptune Manager;
(ii)	the Manager is required by Neptune to take any action that contravenes applicable law or is unduly hazardous or improper or hazardous to any crew member of any vessel financed or other person; or
(iii)	an insolvency event of Neptune occurs.
(b)
Neptune may terminate the Neptune Management Agreement with immediate effect by notice if a material breach by the Neptune Manager occurs in the performance of its obligations under the said agreement and such breach (if curable) is not cured within a certain period.

Fees
In the year ended December 31, 2025, the Neptune Manager received 1.5% of the aggregate amount of all invested amount made through such year plus 0.8% of the aggregate amount of all undrawn commitments. In the year ended December 31, 2025, Neptune Manager charged an amount of $3.5 million in management fees.
NML Debt Financing
As of February 24, 2026, NML has committed to provide financing to a joint venture and related entities, in an amount up to $266.5 million in the form of sale and leaseback transactions of eight vessels. Our chairman and chief executive officer Konstantinos Konstantakopoulos and a member of his family hold equity interests of approximately 17% each in the joint venture.
Additionally, NML has provided financing by means of a five-year sale and leaseback transaction relating to the acquisition by third parties (the “Buyers”) of four handysize bulkers sold by subsidiaries of Costamare Bulkers’ (the “Sellers”). The amount of $4.5 million of the aggregate sale price has been deferred, which amount is due and payable by the Buyers to NML upon the termination of the lease financing (the “Backend Fee”). NML has agreed to pay to the Sellers any amount of the Backend Fee received from the Buyers has entered into an intercreditor agreement with the Sellers whereby the Sellers have agreed to subordinate their claims to those of NML in connection with the lease financing.
Restrictive Covenant Agreements
Under the restrictive covenant agreements entered into with Konstantinos Konstantakopoulos and Konstantinos Zacharatos, as amended and restated on June 26, 2025, during the period of Konstantinos Konstantakopoulos’s and Konstantinos Zacharatos’s employment or service with us and for six months thereafter, each has agreed to restrictions on his ownership of any ocean-going vessels that are designed and used primarily to transport containerized cargo (such vessels are referred to herein as “Container Vessels”) and on the acquisition of any shareholding in a business involved in the ownership of Container Vessels (such businesses are referred to herein as “Container Vessel Business” and such activities are referred to herein as “restricted activities”), subject to the exceptions described below.
Each of Konstantinos Konstantakopoulos and Konstantinos Zacharatos is permitted to engage in the restricted activities (a) pursuant to his involvement with us, (b) with respect to certain permitted acquisitions (as described below) and (c) pursuant to his passive ownership of less than 20% of a Container Vessel or a Container Vessel Business.
As noted above, Konstantinos Konstantakopoulos and Konstantinos Zacharatos are permitted to engage in restricted activities with respect to two types of permitted acquisitions, including: (1) the acquisition of a Container Vessel or an acquisition or investment in a Container Vessel Business, on terms and conditions that are not materially more favorable than those first offered to us and refused by an independent conflicts committee of our directors, and/or (2) the acquisition of a business that includes Container Vessels. Under this second type of permitted acquisition, we must be given the opportunity to buy the Container Vessel or the Container Vessel Businesses included in the acquisition, in each case for its fair market value plus certain break-up costs.

Each of Konstantinos Konstantakopoulos and Konstantinos Zacharatos has also agreed that if one of our vessels and a Container Vessel majority-owned by either of them are both available and meet the criteria for an available charter, our vessel will be offered such charter. Such priority chartering obligation applies, as of February 24, 2026, with respect to one vessel owned or controlled by Konstantinos Konstantakopoulos, but does not apply with respect to five containerships where Mr. Konstantakopoulos holds a passive interest, including one containership where one of our non-independent board members also holds a minority interest.
As of February 24, 2026, Konstantinos Konstantakopoulos, alone or in one instance with one of our non-independent board members, had an ownership interest in six containerships pursuant to waivers to or otherwise in compliance with the respective restrictive covenant agreement. We cannot rule out the possibility that additional such waivers will be granted by our board of directors in future periods.
Registration Rights Agreement
We entered into a registration rights agreement with the shareholders named therein (the “Registration Rights Holders”) on November 3, 2010, pursuant to which we granted the Registration Rights Holders and their transferees the right, under certain circumstances and subject to certain restrictions to require us to register under the Securities Act shares of our common stock held by those persons. On November 27, 2015, the Company and the Registration Rights Holders entered into an amended and restated registration rights agreement to extend registration rights to Costamare Shipping and Costamare Services, each of which have received or may receive shares of our common stock as fee compensation under the Group Management Agreements (prior to November 2, 2015) or under the Services Agreement. Under the registration rights agreement, the Registration Rights Holders and their transferees have the right to request us to register the sale of shares held by them on their behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, those persons have the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us. As of February 24, 2026, the Registration Rights Holders own a total of approximately 74 million shares entitled to these registration rights.
Trademark License Agreement
Under the trademark license agreement entered into with us on November 3, 2010 as most recently amended and restated on May 6, 2025, Costamare Shipping, one of our managers, has agreed to grant us a non-transferable, royalty free license and right to use the Costamare trademarks, which consist of the name “COSTAMARE” and the Costamare logo in connection with the operation of our containership businesses. We will pay no additional consideration for this license and right. Costamare Shipping retains the right to use the trademarks in its own business or to maintain existing, or grant new, licenses or rights permitting any other person to use the trademarks; provided that in all such cases the use, maintenance or grant must be consistent with the license and right granted to us under the licensing agreement.
Grant of Rights and Issuance of Common Stock
On July 14, 2010, the Company offered all shareholders of record as of the close of business on July 14, 2010 (the “Record Date”), the right (collectively, the “Rights”) to subscribe for and purchase up to 32 shares of common stock, par value $0.0001 per share, for each share held by such shareholder as of the Record Date. The subscription price for each share purchased pursuant to the exercise of Rights was $0.10 per share.
On March 27, 2012, the Company completed a follow-on public equity offering in which we issued 7,500,000 shares at a public offering price of $14.10 per share. The net proceeds of the follow-on offering were $100.6 million. Members of the Konstantakopoulos family purchased 750,000 shares in the offering.
On October 19, 2012, the Company completed a second follow-on public equity offering in which we issued 7,000,000 shares at a public offering price of $14.00 per share. The net proceeds of the follow-on offering were $93.5 million. Members of the Konstantakopoulos family purchased 700,000 shares in the offering.
On July 6, 2016, we implemented the Dividend Reinvestment Plan. The Dividend Reinvestment Plan offers holders of our common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in our common stock. For each of the quarters from the implementation of the Dividend Reinvestment Plan until August 6, 2024, members of the Konstantakopoulos family have reinvested in full or in part their cash dividends, receiving an aggregate of 21.3 million shares.

On December 5, 2016, the Company completed a follow-on public equity offering in which we issued 12,000,000 shares of common stock at a public offering price of $6.00 per share. The net proceeds of this offering were $69.0 million. Members of the Konstantakopoulos family purchased 1,666,666 shares in the offering.
On May 31, 2017, the Company completed a follow-on public equity offering in which we issued 13,500,000 shares of common stock at a public offering price of $7.10 per share. The net proceeds of this offering were $91.68 million. Members of the Konstantakopoulos family purchased 1,408,451 shares in the offering.
Issuance of Preferred Stock
On October 15, 2025, we entered into a Stock Subscription Agreement with our chairman and chief executive officer, Konstantinos Konstantakopoulos, pursuant to which Mr. Konstantakopoulos purchased 1,200 shares of Series F Preferred Stock for an aggregate purchase price of $1,200. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Series F Preferred Stock.”
The Series F Preferred Stock were established in connection with the announcement on October 10, 2025, by the Ministry of Transport in China relating to the collection of special port fees from U.S.-linked vessels. See “Item 3. Key Information—D. Risk Factors—Industry Risks—An increase in trade protectionism, the unravelling of multilateral trade agreements and a decrease in the level of China’s export of goods could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.” While the Company has reason to believe that its vessels would not otherwise be subject to the collection of special port fees should they be reimplemented, the issuance of the Series F Preferred Stock ensures that it is not possible for U.S. persons to control over 25% of the voting power of the Company because, following the completion of the purchase by Mr. Konstantakopoulos, members of the Konstantakopoulos family (none of whom are U.S. persons) controls approximately 75.7% of the Company’s issued and outstanding voting rights.
Other Transactions
Our chairman and chief executive officer, Konstantinos Konstantakopoulos, privately owns one containership (which is comparable to two of our vessels) and holds a passive interest in certain companies that own five containerships (which are comparable to 22 of our vessels). Mr. Konstantakopoulos may acquire additional vessels.
One of our non-independent board members holds a minority interest in a company that owns a containership comparable to four of our vessels and may acquire additional vessels.
Other than the containership owned by Konstantinos Konstantakopoulos, which has to give priority chartering to the Company’s vessels, these vessels may compete with the Company’s vessels for chartering opportunities. These investments were entered into in accordance with the terms of the restrictive covenant agreements referenced above following the review and approval of our audit committee and board of directors.
On January 1, 2018, Costamare Shipping entered into the Brokerage Agreement with Blue Net, as amended from time to time, which provides chartering brokerage services to our containerships, as well as to other third-party containerships. Our chairman and chief executive officer, Konstantinos Konstantakopoulos, controls 50% of Blue Net. Blue Net provided until August 2021 chartering brokerage services in exchange for a fee to the vessels belonging to a chartering pool which included one of our vessels. In addition, on March 31, 2020, Costamare Shipping agreed, on behalf of the owners of five vessels it manages, to pay Blue Net Asia, a company 50% owned by our chairman and chief executive officer, a commission of 1.25% of the gross daily hire earned from the charters arranged by Blue Net Asia for such five vessels. The last of these charters ended in November 2025.
On December 30, 2025, Navilands Maritime, a company controlled by our chairman and chief executive officer, Konstantinos Konstantakopoulos, entered into the Representation Agreement with our vessel-owning subsidiaries, pursuant to which Navilands Maritime provide purchasing services and support services in relation to vessel repairs, maintenance and dry-docking as requested in exchange for a monthly fee and certain ad hoc fees to cover any additional services as requested.
Konstantinos Konstantakopoulos owns 47.5% of the shares and voting rights of the Greek Institute of Maritime Education (“GIME”), which cooperates with the Business College of Athens, a private educational institution, for the provision of the certain on-line academic bachelor’s or master’s degrees in Maritime Business, Ship Management, Marine Engineering Management and Maritime Cyber Security. The Company has agreed to offer grants of up to €2,000 per seafarer towards the fees for the aforementioned degrees or any individual course offered thereunder leading to a certificate or diploma from the Business College of Athens, up to €150,000 in total grants during 2026. Additionally, GIME is providing a discount to our seafarers of about 25% of the total fees per student, depending on the qualification sought.
Procedures for Review and Approval of Related Party Transactions
Related party transactions, which for purposes of review and approval, means transactions in which the Company or one of its subsidiaries is a participant and any of the Company’s directors, nominees for director, executive officers, employees, significant shareholders or members of their immediate families (other than immediate family members of employees who are not executive officers) have a direct or indirect interest, will be subject to review and approval or ratification by the board of directors and the audit committee, and will be evaluated pursuant to procedures established by the board of directors.
Where appropriate, such transactions will be subject to the approval of our independent directors, including appropriate matters arising under the Framework Agreement and Services Agreement, such as the amendment and restatement of such agreement, matters arising under the restrictive covenant agreements, such as waivers of the restrictions thereunder, and any other agreements with entities controlled by our chairman and chief executive officer.
C. Interests of Experts and Counsel
Not applicable.

ITEM 8.	FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
See “Item 18. Financial Statements” below.
Legal Proceedings
Eight subsidiaries of Costamare Inc. have obtained leave to appeal by the High Court of England and are currently challenging a partial arbitral award that dismissed their loss of bargain claims arising from the termination of certain shipbuilding contracts in 2022 due to builder’s failure to provide the agreed refund guarantees within the set deadline.
From time to time, we are involved in legal proceedings and claims in the ordinary course of business, principally property damage and personal injury claims. We expect that these claims would be covered by insurance, subject to customary deductibles, although there can be no assurance our insurers would agree in any particular case. Furthermore, those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.
Preferred Stock Dividend Requirements
Dividends on Listed Preferred Stock are payable quarterly on each of January 15, April 15, July 15 and October 15, as and if declared by our board of directors out of legally available funds for such purpose. The dividend rate for the Series B Preferred Stock is 7.625% per annum per $25.00 of liquidation preference per share (equal to $1.90625 per annum per share). The dividend rate for the Series C Preferred Stock is 8.50% per annum per $25.00 of liquidation preference per share (equal to $2.125 per annum per share). The dividend rate for the Series D Preferred Stock is 8.75% per annum per $25.00 of liquidation preference per share (equal to $2.1875 per annum per share). The dividend rate for the Series E Preferred Stock was 8.75% per annum per $25.00 of liquidation preference per share (equal to $2.21875 per annum per share). The Company completed the full redemption of all of its 4,574,100 outstanding shares of Series E Preferred Stock on July 15, 2024. The Series F Preferred Stock does not have dividend or distribution rights. The dividend rates are not subject to adjustment.
We paid dividends to holders of our Listed Preferred Stock as per the table below:

Payment Date	Preferred Series B amount paid per share	Preferred Series C amount paid per share	Preferred Series D amount paid per share	Preferred Series E amount paid per share
October 15, 2013	$0.365400	—	—	—
January 15, 2014	$0.476563	—	—	—
April 15, 2014	$0.476563	$0.495833	—	—
July 15, 2014	$0.476563	$0.531250	—	—
October 15, 2014	$0.476563	$0.531250	—	—
January 15, 2015	$0.476563	$0.531250	—	—
April 15, 2015	$0.476563	$0.531250	—	—
July 15, 2015	$0.476563	$0.531250	$0.376736	—
October 15, 2015	$0.476563	$0.531250	$0.546875	—
January 15, 2016	$0.476563	$0.531250	$0.546875	—
April 15, 2016	$0.476563	$0.531250	$0.546875	—
July 15, 2016	$0.476563	$0.531250	$0.546875	—
October 17, 2016	$0.476563	$0.531250	$0.546875	—
January 17, 2017	$0.476563	$0.531250	$0.546875	—
April 17, 2017	$0.476563	$0.531250	$0.546875	—
July 17, 2017	$0.476563	$0.531250	$0.546875	—
October 16, 2017	$0.476563	$0.531250	$0.546875	—
January 16, 2018	$0.476563	$0.531250	$0.546875	—
April 16, 2018	$0.476563	$0.531250	$0.546875	$0.462240
July 16, 2018	$0.476563	$0.531250	$0.546875	$0.554688
October 15, 2018	$0.476563	$0.531250	$0.546875	$0.554688

Payment Date	Preferred Series B amount paid per share	Preferred Series C amount paid per share	Preferred Series D amount paid per share	Preferred Series E amount paid per share
January 15, 2019	$0.476563	$0.531250	$0.546875	$0.554688
April 15, 2019	$0.476563	$0.531250	$0.546875	$0.554688
July 15, 2019	$0.476563	$0.531250	$0.546875	$0.554688
October 15, 2019	$0.476563	$0.531250	$0.546875	$0.554688
January 15, 2020	$0.476563	$0.531250	$0.546875	$0.554688
April 15, 2020	$0.476563	$0.531250	$0.546875	$0.554688
July 15, 2020	$0.476563	$0.531250	$0.546875	$0.554688
October 15, 2020	$0.476563	$0.531250	$0.546875	$0.554688
January 15, 2021	$0.476563	$0.531250	$0.546875	$0.554688
April 15, 2021	$0.476563	$0.531250	$0.546875	$0.554688
July 15, 2021	$0.476563	$0.531250	$0.546875	$0.554688
October 15, 2021	$0.476563	$0.531250	$0.546875	$0.554688
January 18, 2022	$0.476563	$0.531250	$0.546875	$0.554688
April 18, 2022	$0.476563	$0.531250	$0.546875	$0.554688
July 15, 2022	$0.476563	$0.531250	$0.546875	$0.554688
October 17, 2022	$0.476563	$0.531250	$0.546875	$0.554688
January 17, 2023	$0.476563	$0.531250	$0.546875	$0.554688
April 17, 2023	$0.476563	$0.531250	$0.546875	$0.554688
July 17, 2023	$0.476563	$0.531250	$0.546875	$0.554688
October 16, 2023	$0.476563	$0.531250	$0.546875	$0.554688
January 16, 2024	$0.476563	$0.531250	$0.546875	$0.554688
April 15, 2024	$0.476563	$0.531250	$0.546875	$0.554688
July 15, 2024	$0.476563	$0.531250	$0.546875	$0.554688
October 15, 2024	$0.476563	$0.531250	$0.546875	—
January 15, 2025	$0.476563	$0.531250	$0.546875	—
April 15, 2025	$0.476563	$0.531250	$0.546875	—
July 15, 2025	$0.476563	$0.531250	$0.546875	—
October 15, 2025	$0.476563	$0.531250	$0.546875	—
January 15, 2026	$0.476563	$0.531250	$0.546875	—

Our Listed Preferred Stock dividend payment obligations impact our future liquidity needs.
Common Stock Dividend Policy
We paid our first cash dividend since becoming a public company in November 2010 on February 4, 2011 in an amount of $0.25 per share of common stock. We have subsequently paid dividends to holders of our common stock of $0.25 per share on May 12, 2011 and August 9, 2011, $0.27 per share on November 7, 2011, February 8, 2012, May 9, 2012, August 7, 2012, November 6, 2012, February 13, 2013, May 8, 2013, August 7, 2013, November 6, 2013 and February 4, 2014, $0.28 per share on May 13, 2014, August 6, 2014, November 5, 2014 and February 4, 2015, $0.29 per share on May 6, 2015, August 5, 2015, November 4, 2015, February 4, 2016, May 4, 2016 and August 17, 2016 and $0.10 per share on November 4, 2016, February 6, 2017, May 8, 2017, August 7, 2017, November 6, 2017, February 6, 2018, May 8, 2018, August 8, 2018, November 8, 2018, February 7, 2019, May 8, 2019, August 7, 2019, November 7, 2019, February 5, 2020, May 7, 2020, August 7, 2020, November 5, 2020, February 5, 2021 and May 6, 2021, and $0.115 per share on August 5, 2021, November 5, 2021, February 7, 2022, May 5, 2022, August 8, 2022, November 7, 2022, February 7, 2023, May 5, 2023, August 7, 2023, November 6, 2023, February 7, 2024, May 6, 2024, August, 6, 2024, November 6, 2024, February 6, 2025, May 6, 2025, August, 6, 2025, November 6, 2025 and February 5, 2026. On May 5, 2022, we also paid a special dividend of $0.50 per share.
On July 6, 2016, we implemented the Dividend Reinvestment Plan. The Dividend Reinvestment Plan offers holders of our common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in our common stock. Participation in the Dividend Reinvestment Plan is optional, and shareholders who decide not to participate in the Dividend Reinvestment Plan will continue to receive cash dividends, as declared and paid in the usual manner. On February 6, 2025, May 6, 2025, August 6, 2025, November 6, 2025 and February 5, 2026, we issued 7,056 shares, 8,635 shares, 8,470 shares, 6,935 shares and 4,830 shares, respectively, pursuant to the Dividend Reinvestment Plan.
We currently intend to pay dividends in amounts that will allow us to retain a portion of our cash flows to fund vessel, fleet or company acquisitions that we expect to be accretive to earnings, and cash flows and for debt repayment and dry-docking costs, as determined by management and our board of directors. Declaration and payment of any dividend is subject to the discretion of our board of directors and the requirements of Marshall Islands law. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our credit facilities, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors. We cannot assure you that we will pay regular quarterly dividends in the amounts stated above or elsewhere in this annual report, and dividends may be reduced or discontinued at any time at the discretion of our board of directors. Our ability to pay dividends may be limited by the amount of cash we can generate from operations following the payment of fees and expenses and the establishment of any reserves, as well as additional factors unrelated to our profitability. We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments.
Set out below is a table showing the dividends paid in 2021, 2022, 2023, 2024 and 2025.

	Year Ended December 31,
	2021	2022	2023	2024	2025	Total
	(Expressed in millions of U.S. dollars)
Common Stock dividends paid	$40.2	$88.4	$39.1	$43.5	$55.0	$266.2
Common Stock dividends paid in shares under the Dividend Reinvestment Plan	12.6	30.3	16.3	11.3	0.3	70.8
Preferred Stock dividends paid	31.1	31.1	31.1	28.5	20.9	142.7
Total	$83.9	$149.8	$86.5	$83.3	$76.2	$479.7

B. Significant Changes
See “Item 18. Financial Statements—Note 22. Subsequent Events” below.

ITEM 9.	THE OFFER AND LISTING
Our common stock is listed for trading on the New York Stock Exchange under the symbol “CMRE”.
ITEM 10.	ADDITIONAL INFORMATION
A. Share Capital
Under our articles of incorporation, our authorized capital stock consists of (i) 1,000,000,000 shares of common stock, par value $0.0001 per share, of which, as of December 31, 2025, 131,588,439 shares were issued, of which 11,004,510 were treasury shares and (ii) 100,000,000 shares of preferred stock, par value $0.0001 per share, issuable in series of which, as of December 31, 2025: no shares of Series A Preferred Stock were issued and outstanding, although 10,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under “—Stockholder Rights Plan”; 2,000,000 shares of Series B Preferred Stock were issued and 1,970,649 are outstanding; 4,000,000 shares of Series C Preferred Stock were issued and 3,973,135 are outstanding; 4,000,000 shares of Series D Preferred Stock were issued and 3,986,542 are outstanding; and 50,000 shares have been designated Series F Preferred Stock of which 1,200 are issued and outstanding. The Company completed the full redemption of all of its 4,574,100 outstanding shares of Series E Preferred Stock on July 15, 2024. The Company funded the redemption with cash on hand. All of our shares of stock are in registered form.
Please see Note 15 to our consolidated financial statements included elsewhere in this annual report for a discussion of the recent history of our share capital.
B. Memorandum and Articles of Association
Our purpose, as stated in our articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA. Our articles of incorporation and bylaws do not impose any limitations on the ownership rights of our shareholders.
Under our bylaws, annual shareholder meetings will be held at a time and place selected by our board of directors. The meetings may be held inside or outside of the Marshall Islands. Special meetings may be called by the chairman of the board of directors, the chief executive officer or a majority of the board of directors. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting. Our bylaws permit shareholder action by unanimous written consent.
We are registered in the Republic of the Marshall Islands at The Trust Company of the Marshall Islands, Inc., Registrar of Corporation for non-resident corporations, under registration number 29593.
Directors
Under our bylaws, our directors are elected by a plurality of the votes cast at each annual meeting of the shareholders by the holders of shares entitled to vote in the election. There is no provision for cumulative voting.
Pursuant to the provisions of our bylaws, the board of directors may change the number of directors to not less than three, nor more than 15, by a vote of a majority of the entire board. Our board of directors is divided into three classes as set out below in “Classified board of directors”. Each director shall be elected to serve until the third succeeding annual meeting of shareholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the shareholders to elect the entire class of directors to be elected at any election of directors or for any other reason may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors. The board of directors has the authority to fix the amounts which shall be payable to the non-employee members of our board of directors for attendance at any meeting or for services rendered to us.
Common Stock
Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. All outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which we may issue in the future. Our common stock is not subject to any sinking fund provisions and no holder of any shares will be required to make additional contributions of capital with respect to our shares in the future. There are no provisions in our articles of incorporation or bylaws discriminating against a shareholder because of his or her ownership of a particular number of shares.
We are not aware of any limitations on the rights to own our common stock, including rights of non-resident or foreign shareholders to hold or exercise voting rights on our common stock, imposed by foreign law or by our articles of incorporation or bylaws.
Preferred Stock
Our articles of incorporation authorize our board of directors, without any further vote or action by our shareholders, to issue up to 100,000,000 shares of blank check preferred stock, of which 10,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under “— Stockholder Rights Plan”, 2,000,000 shares have been designated (currently 1,970,649 shares remain outstanding) Series B Preferred Stock, 4,000,000 shares have been designated (currently 3,973,135 shares remain outstanding) Series C Preferred Stock, 4,000,000 shares have been designated (currently 3,986,542 shares remain outstanding) Series D Preferred Stock, 686,000 shares have been designated as Series E Preferred Stock (currently no shares remain outstanding) and 50,000 shares have been designated (currently 1,200 shares are outstanding) Series F Preferred Stock, and to determine, with respect to any series of preferred stock established by our board of directors, the terms and rights of that series, including:
•	the designation of the series;
•	the number of shares of the series;
•	the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and
•	the voting rights, if any, of the holders of the series.
Issuances of preferred stock may impact the relative voting power of the holders of our common stock as described below under “— Series F Preferred Stock”.
Stockholder Rights Plan
Each share of our common stock includes a right that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our Series A participating preferred stock at a purchase price of $25.00 per unit, subject to specified adjustments. The rights are issued pursuant to a stockholder rights agreement between us and Equiniti Trust Company, LLC (formerly American Stock Transfer & Trust Company, LLC), as rights agent. Until a right is exercised, the holder of a right will have no rights to vote or receive dividends or any other stockholder rights.
The rights may have anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us. Because our board of directors can approve a redemption of the rights for a permitted offer, the rights should not interfere with a merger or other business combination approved by our board of directors. The adoption of the rights agreement was approved by our existing shareholders prior to our initial public offering in November 2010, and was most recently amended on October 21, 2025 following approval by our board of directors.
We have summarized the material terms and conditions of the rights agreement and the rights below. For a complete description of the rights, we encourage you to read the stockholder rights agreement and the first amendment thereto, each of which is attached as an exhibit to this annual report.

Detachment of rights
The rights are attached to all certificates representing our outstanding common stock and will attach to all common stock certificates we issue prior to the rights distribution date that we describe below. The rights are not exercisable until after the rights distribution date and will expire at the close of business on the tenth anniversary date of the adoption of the rights plan, unless we redeem or exchange them earlier as described below. The rights will separate from the common stock and a rights distribution date will occur, subject to specified exceptions, on the earlier of the following two dates:
•
10 days following the first public announcement that a person or group of affiliated or associated persons or an “acquiring person” has acquired or obtained the right to acquire beneficial ownership of 15% (or 5% in the case of a U.S. Person) or more of our outstanding common stock; or

•	10 business days following the start of a tender or exchange offer that would result, if closed, in a person becoming an “acquiring person”.
Our controlling shareholders are excluded from the definition of “acquiring person” for purposes of the rights, and therefore their ownership or future share acquisitions cannot trigger the rights. Specified “inadvertent” owners that would otherwise become an acquiring person, including those who would have this designation as a result of repurchases of common stock by us, will not become acquiring persons as a result of those transactions.
Our board of directors may defer the rights distribution date in some circumstances, and some inadvertent acquisitions will not result in a person becoming an acquiring person if the person promptly divests itself of a sufficient number of shares of common stock.
Until the rights distribution date:
•	our common stock certificates will evidence the rights, and the rights will be transferable only with those certificates; and
•	any new shares of common stock will be issued with rights, and new certificates will contain a notation incorporating the rights agreement by reference.
As soon as practicable after the rights distribution date, the rights agent will mail certificates representing the rights to holders of record of common stock at the close of business on that date. As of the rights distribution date, only separate rights certificates will represent the rights.
We will not issue rights with any shares of common stock we issue after the rights distribution date, except as our board of directors may otherwise determine.
Flip-in event
A “flip-in event” will occur under the rights agreement when a person becomes an acquiring person. If a flip-in event occurs and we do not redeem the rights as described under the heading “—Redemption of rights” below, each right, other than any right that has become void, as described below, will become exercisable at the time it is no longer redeemable for the number of shares of common stock, or, in some cases, cash, property or other of our securities, having a current market price equal to two times the exercise price of such right.
If a flip-in event occurs, all rights that then are, or in some circumstances that were, beneficially owned by or transferred to an acquiring person or specified related parties will become void in the circumstances which the rights agreement specifies.
Flip-over event
A “flip-over event” will occur under the rights agreement when, at any time after a person has become an acquiring person:
•	we are acquired in a merger or other business combination transaction; or
•	50% or more of our assets, cash flows or earning power is sold or transferred.
If a flip-over event occurs, each holder of a right, other than any right that has become void as we describe under the heading “—Flip-in event” above, will have the right to receive the number of shares of common stock of the acquiring company having a current market price equal to two times the exercise price of such right.

Antidilution
The number of outstanding rights associated with our common stock is subject to adjustment for any stock split, stock dividend or subdivision, combination or reclassification of our common stock occurring prior to the rights distribution date. With some exceptions, the rights agreement does not require us to adjust the exercise price of the rights until cumulative adjustments amount to at least 1% of the exercise price. It also does not require us to issue fractional shares of our preferred stock that are not integral multiples of one one-hundredth of a share, and, instead, we may make a cash adjustment based on the market price of the common stock on the last trading date prior to the date of exercise. The rights agreement reserves us the right to require, prior to the occurrence of any flip-in event or flip-over event that, on any exercise of rights, a number of rights must be exercised so that we will issue only whole shares of stock.
Redemption of rights
At any time until 10 days after the date on which the occurrence of a flip-in event is first publicly announced, we may redeem the rights in whole, but not in part, at a redemption price of $0.01 per right. The redemption price is subject to adjustment for any stock split, stock dividend or similar transaction occurring before the date of redemption. At our option, we may pay that redemption price in cash, shares of common stock or any other consideration our board of directors may select. The rights are not exercisable after a flip-in event until they are no longer redeemable. If our board of directors timely orders the redemption of the rights, the rights will terminate on the effectiveness of that action.
Exchange of rights
We may, at our option, exchange the rights (other than rights owned by an acquiring person or an affiliate or an associate of an acquiring person, which have become void), in whole or in part. The exchange must be at an exchange ratio of one share of common stock per right, subject to specified adjustments at any time after the occurrence of a flip-in event and prior to:
•
any person other than our existing shareholder becoming the beneficial owner of common stock with voting power equal to 50% or more of the total voting power of all shares of common stock entitled to vote in the election of directors; or

•	the occurrence of a flip-over event.
Amendment of terms of rights
While the rights are outstanding, we may amend the provisions of the rights agreement only as follows:
•	to cure any ambiguity, omission, defect or inconsistency;
•	to make changes that do not adversely affect the interests of holders of rights, excluding the interests of any acquiring person; or
•
to shorten or lengthen any time period under the rights agreement, except that we cannot change the time period when rights may be redeemed or lengthen any time period, unless such lengthening protects, enhances or clarifies the benefits of holders of rights other than an acquiring person.

At any time when no rights are outstanding, we may amend any of the provisions of the rights agreement, other than decreasing the redemption price.
Series F Preferred Stock
The following description of the Series F Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by reference to the Statement of Designation designating the Series F Preferred Stock filed as an exhibit to this annual report.
On October 15, 2025, we issued 1,200 shares of our newly-designated Series F Preferred Stock, par value $0.0001 per share. As of February 24, 2026, there were 50,000 shares of Series F Preferred Stock authorized, and 1,200 shares of Series F Preferred Stock issued and outstanding.
Voting
Each share of Series F Preferred Stock entitles the holder thereof to 50,000 votes per share on all matters submitted to a vote of the shareholders of the Company. To the fullest extent permitted by law, the holder of Series F

Preferred Stock shall have no special voting or consent rights and shall vote together as one class with the holders of the common stock on all matters put before the shareholders.
Dividends
The Series F Preferred Stock has no dividend or distribution rights.
Liquidation Preference
Upon any liquidation, dissolution or winding up of the Company, the Series F Preferred Stock will rank junior to all other series of the Company’s preferred stock, and shall be entitled to receive a payment equal to the par value of $0.0001 per share. Holders of Series F Preferred Stock have no other rights to distributions upon any liquidation, dissolution or winding up of the Company.
Transferability
The shares of Series F Preferred Stock are non-transferrable, and any purported transfer of the shares shall be null and void and shall have no force or effect. Accordingly, the outstanding Series F Preferred Stock may only be held by our chairman and chief executive officer, Konstantinos Konstantakopoulos.
Redemption and Automatic Termination
The Company, acting through the independent members of the board of directors, in its sole and absolute discretion and without the consent of the holders of Series F Preferred Stock, may redeem, all or any portion of the Series F Preferred Stock at any time for a redemption price of $1 per share. Effective on the date that is the fifth anniversary of the date of issuance of the shares of Series F Preferred Stock, all rights and powers of any such shares that remain outstanding will automatically terminate and be of no further force or effect. As the Series F Preferred Stock was established in connection with the implementation of special Chinese port fees, the Company intends to redeem the shares once the risks associated with such port fees becomes obsolete. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Issuance of Preferred Stock”.
Dissenters’ Rights of Appraisal and Payment
Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or sale of all, or substantially all, of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any amendment of our articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange. The value of the shares of the dissenting shareholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.
Shareholders’ Derivative Actions
Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action; provided that the shareholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates. A complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board of directors or the reasons for not making such effort.
Limitations on Liability and Indemnification of Officers and Directors
The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties. Our articles of incorporation include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

Our bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorneys’ fees and disbursements and court costs) to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.
The limitation of liability and indemnification provisions in our articles of incorporation and bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, shareholders’ investments may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.
Anti-Takeover Effect of Certain Provisions of Our Articles of Incorporation and Bylaws
Several provisions of our articles of incorporation and bylaws, which are summarized in the following paragraphs, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions could also delay, defer or prevent (a) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise that a shareholder might consider in its best interest, including attempts that may result in a premium over the market price for the shares held by the shareholders, and (b) the removal of incumbent officers and directors.
Blank check preferred stock
Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 100,000,000 shares of blank check preferred stock, of which 10,000,000 shares have been designated Series A Participating Preferred Stock, in connection with our adoption of a stockholder rights plan as described above under “—Stockholder Rights Plan”, 2,000,000 shares have been designated Series B Preferred Stock, 4,000,000 shares have been designated Series C Preferred Stock, 4,000,000 shares have been designated Series D Preferred Stock, 686,000 shares have been designated as Series E Preferred Stock and 50,000 shares have been designated as Series F Preferred Stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.
Classified board of directors
Our articles of incorporation provide for a board of directors serving staggered, three-year terms. Approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay shareholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.
Election and removal of directors
Our articles of incorporation prohibit cumulative voting in the election of directors. Our bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our articles of incorporation and bylaws also provide that our directors may be removed only for cause. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.
Holders of the Listed Preferred Stock generally have no voting rights except (1) in respect of amendments to the Articles of Incorporation which would adversely alter the preferences, powers or rights of the Listed Preferred Stock or (2) in the event that the Company proposes to issue any parity stock if the cumulative dividends payable on outstanding Listed Preferred Stock are in arrears or any senior stock. However, if and whenever dividends payable on the Listed Preferred Stock are in arrears for six or more quarterly periods, whether or not consecutive, holders of Listed Preferred Stock (for this purpose the Series B, Series C and Series D Preferred Stock will vote together as a single class with all other classes or series of parity stock upon which like voting rights have been conferred and are exercisable) will be entitled to elect one additional director to serve on our board of directors, and the size of our board of directors will be increased as needed to accommodate such change (unless the size of our board of directors already has been increased by reason of the election of a director by holders of parity stock upon which like voting rights have been conferred and with which the Listed Preferred Stock voted as a class for the election of such director). The right of such holders of Listed Preferred Stock to elect a member of our board of directors will continue until such time as all accumulated and unpaid dividends on the Listed Preferred Stock have been paid in full.
Calling of special meeting of shareholders
Our articles of incorporation and bylaws provide that special meetings of our shareholders may only be called by our chairman of the board of directors, chief executive officer or by either, at the request of a majority of our board of directors.
Advance notice requirements for shareholder proposals and director nominations
Our bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary.
Generally, to be timely, a shareholder’s notice must be received at our offices not less than 90 days nor more than 120 days prior to the first anniversary date of the previous year’s annual meeting. Our bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or to make nominations for directors at an annual meeting of shareholders.
C. Material Contracts
The following is a summary of each material contract outside the ordinary course of business to which we are a party. Such summaries are not intended to be complete and reference is made to the contracts themselves, which are exhibits to this annual report.
(a)
Restrictive Covenant Agreement dated November 3, 2010, as amended and restated on June 26, 2025 between Costamare Inc. and Konstantinos Konstantakopoulos, please see “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Restrictive Covenant Agreements”.

(b)
Stockholder Rights Agreement dated October 19, 2010, as amended on October 21, 2025, between Costamare Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent. For a description of the Stockholder Rights Agreement, please see “Item 10. Additional Information—B. Memorandum and Articles of Association—Stockholder Rights Plan”.

(c)
Trademark License Agreement dated November 3, 2010 as amended and restated on May 6, 2025, between Costamare Inc. and Costamare Shipping Company S.A., please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Trademark License Agreement”.

(d)
Restrictive Covenant Agreement dated July 24, 2012, as amended and restated on June 26, 2025 between Costamare Inc. and Konstantinos Zacharatos, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Restrictive Covenant Agreements”.

(e)
Framework Deed dated May 15, 2013, as amended and restated on May 18, 2015, between Sparrow Holdings, L.P., York Capital Management Global Advisors LLC, Costamare Inc. and Costamare Ventures Inc., please see “Item 4. Information on the Company—A. History and Development of the Company”.

(f)
Services Agreement dated November 2, 2015, as amended and restated on May 6, 2025 by and between the subsidiaries of Costamare Inc. set out in Schedule A thereto and Costamare Shipping Services Ltd., please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management and Services Agreement”.

(g)
Amended and Restated Registration Rights Agreement dated as of November 27, 2015, between Costamare Inc. and the Shareholders named therein, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Registration Rights Agreement”.

(h)
Framework Agreement dated November 2, 2015, as amended and restated on May 6, 2025, by and between Costamare Inc. and Costamare Shipping Company S.A., please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management and Services Agreement”.

(i)
Second Amended and Restated Subscription and Shareholders’ Agreement Relating to Neptune Maritime Leasing Limited dated January 26, 2026 by and among Snow White Investments Limited, International Maritime Holdings A.G., Codrus Capital A.G., Stephen Asplin, Konstantinos Karamanis, Costamare Maritime Finance Limited and Neptune Maritime Leasing Limited, please see “Item 4. Information on the Company—A. History and Development of the Company”.

(j)
Stock Subscription Agreement, dated as of October 15, 2025, between Costamare Inc. and Konstantinos Konstantakopoulos, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Issuance of Preferred Stock”.

(k)
Separation and Distribution Agreement, dated May 5, 2025 between Costamare Bulkers Holdings Limited and Costamare Inc., please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Separation and Distribution Agreement”.

D. Exchange Controls and Other Limitations Affecting Security Holders
Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.
MARSHALL ISLANDS COMPANY CONSIDERATIONS
Our corporate affairs are governed by our articles of incorporation and bylaws and by the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. For example, the BCA allows the adoption of various anti-takeover measures such as shareholder “rights” plans. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, Marshall Islands’ court cases interpreting the BCA. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as United States courts and you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction that has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to shareholders’ rights.

Marshall Islands	Delaware
Shareholder Meetings

Held at a time and place as designated in the bylaws.	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.

May be held in or outside of the Marshall Islands.	May be held in or outside of Delaware.

Whenever shareholders are required to take action at a meeting, written notice shall state the place, date and hour of the meeting, and unless it is the annual meeting, indicates that it is being issued by or at the direction of the person calling the meeting, and if such meeting is a special meeting such notice shall also state the purpose for which it is being called.

Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

A copy of the notice of any meeting shall be given personally, sent by mail or by electronic transmission not less than 15 nor more than 60 days before the date of the meeting.	Written notice shall be given not less than 10 nor more than 60 days before the meeting.

Shareholder’s Voting Rights

Any action required to be taken by a meeting of shareholders may be taken without a meeting if consent is in writing, sets forth the action so taken and is signed by all the shareholders entitled to vote or if the articles of incorporation so provide, by holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.
With limited exceptions, shareholders may act by written consent to elect directors.

Any person authorized to vote may authorize another person to act for him or her by proxy.	Any person authorized to vote may authorize another person or persons to act for him or her by proxy.

Unless otherwise provided in the articles of incorporation or bylaws, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one-third of the shares entitled to vote at a meeting.

For stock corporations, the certificate of incorporation or bylaws may specify the number to constitute a quorum, but in no event shall a quorum consist of less than one third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.	When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.

The articles of incorporation may provide for cumulative voting in the election of directors.	The certificate of incorporation may provide for cumulative voting.

Any two or more domestic corporations may merge into a single corporation if approved by the board and if authorized by the vote of the majority of holders of outstanding shares entitled to vote at a shareholder meeting.

Any two or more corporations existing under the laws of the state may merge into a single corporation pursuant to a board resolution and upon the majority vote by shareholders of each constituent corporation at an annual or special meeting.

Marshall Islands	Delaware
Any sale, lease, exchange or other disposition of all or substantially all the assets of a corporation, if not made in the corporation’s usual or regular course of business, once approved by the board, shall be authorized by the affirmative vote of two-thirds of the shares of those entitled to vote at a shareholder meeting.

Every corporation may at any meeting of the board sell, lease or exchange all or substantially all of its property and assets as its board deems expedient and for the best interests of the corporation when so authorized by a resolution adopted by the holders of a majority of the outstanding stock of a corporation entitled to vote.

Any domestic corporation owning at least 90% of the outstanding shares of each class of another domestic corporation may merge such other corporation into itself without the authorization of the shareholders of any corporation.

Any corporation owning at least 90% of the outstanding shares of each class of another corporation may merge the other corporation into itself and assume all of its obligations without the vote or consent of shareholders; however, in case the parent corporation is not the surviving corporation, the proposed merger shall be approved by a majority of the outstanding stock of the parent corporation entitled to vote at a duly called shareholder meeting.

Any mortgage, pledge of or creation of a security interest in all or any part of the corporate property may be authorized without the vote or consent of the shareholders, unless otherwise provided for in the articles of incorporation.

Any mortgage or pledge of a corporation’s property and assets may be authorized without the vote or consent of shareholders, except to the extent that the certificate of incorporation otherwise provides.

Directors

The board of directors must consist of at least one member.	The board of directors must consist of at least one member.

Number of members can be changed by an amendment to the bylaws, by the shareholders, or by action of the board pursuant to the bylaws.
Number of board members shall be fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate of incorporation.

If the board of directors is authorized to change the number of directors, it can only do so by a majority of the entire board and so long as no decrease in the number shall shorten the term of any incumbent director.

Removal:	Removal:

• Any or all of the directors may be removed for cause by vote of the shareholders.	• Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote unless the certificate of incorporation otherwise provides.

• If the articles of incorporation or the bylaws so provide, any or all of the directors may be removed without cause by vote of the shareholders	• In the case of a classified board, shareholders may effect removal of any or all directors only for cause.

Dissenter’s Rights of Appraisal

With limited exceptions, appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation.	With limited exceptions, appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation.

A holder of any adversely affected shares who does not	The certificate of incorporation may provide that

Marshall Islands	Delaware
vote on, or consent in writing to, an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment	appraisal rights are available for shares as a result of an amendment to the certificate of incorporation, any merger or consolidation or the sale of all or substantially all of the assets.

• alters or abolishes any preferential right of any outstanding shares having preference;

• creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares;

• alters or abolishes any preemptive right of such holder to acquire shares or other securities; or

• excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class.

Shareholder’s Derivative Actions

An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law.

In any derivative suit instituted by a shareholder of a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law.

Complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board of directors or the reasons for not making such effort.

Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Marshall Islands.

Reasonable expenses, including attorneys’ fees, may be awarded if the action is successful.

Corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000.

E. Tax Considerations
Marshall Islands Tax Considerations
We are a non-resident domestic Marshall Islands corporation. Because we do not, and we do not expect that we will, conduct business or operations in the Marshall Islands, under current Marshall Islands law we are not subject to tax on income or capital gains and our shareholders (so long as they are not citizens or residents of the Marshall Islands) will not be subject to Marshall Islands taxation or withholding on dividends and other distributions (including upon a return of capital) we make to our shareholders. In addition, so long as our shareholders are not citizens or residents of the Marshall Islands, our shareholders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, holding or disposition of our common stock or Listed Preferred Stock, and our shareholders will not be required by the Republic of the Marshall Islands to file a tax return relating to our common stock or Listed Preferred Stock.
Each shareholder is urged to consult their tax counselor or other advisor with regard to the legal and tax consequences, under the laws of pertinent jurisdictions, including the Marshall Islands, of their investment in us. Further, it is the responsibility of each shareholder to file all state, local and non-U.S., as well as U.S. Federal tax returns that may be required of them.
Liberian Tax Considerations
The Republic of Liberia enacted a new income tax act effective as of January 1, 2001 (the “New Act”). In contrast to the income tax law previously in effect since 1977, the New Act does not distinguish between the taxation of “non-resident” Liberian corporations, such as our Liberian subsidiaries, which conduct no business in Liberia and were wholly exempt from taxation under the prior law, and “resident” Liberian corporations, which conduct business in Liberia and are (and were under the prior law) subject to taxation.
The New Act was amended by the Consolidated Tax Amendments Act of 2011, which was published and became effective on November 1, 2011 (the “Amended Act”). The Amended Act specifically exempts from taxation non-resident Liberian corporations such as our Liberian subsidiaries that engage in international shipping (and are not engaged in shipping exclusively within Liberia) and that do not engage in other business or activities in Liberia other than those specifically enumerated in the Amended Act. In addition, the Amended Act made such exemption from taxation retroactive to the effective date of the New Act.
United States Federal Income Tax Considerations
The following discussion of U.S. Federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect. This discussion does not address any U.S. state or local tax matters. This discussion does not address the tax treatment of U.S. holders (as defined below) which own directly, indirectly or constructively 10% or more of our shares (as measured by vote or value). You are encouraged to consult your own tax advisor regarding the particular United States Federal, state and local and foreign income and other tax consequences of acquiring, owning and disposing of our common stock or Listed Preferred Stock that may be applicable to you.
Taxation of Our Shipping Income
Subject to the discussion of “effectively connected” income below, unless exempt from U.S. Federal income tax under the rules contained in Section 883 of the Code and the Treasury Regulations promulgated thereunder, a non-U.S. corporation is, under the rules of Section 887 of the Code, subject to a 4% U.S. Federal income tax in respect of its U.S. source gross transportation income (without the allowance for deductions).
For this purpose, U.S. source gross transportation income includes 50% of the shipping income that is attributable to transportation that begins or ends (but that does not both begin and end) in the United States. Shipping income attributable to transportation exclusively between non-U.S. ports is generally not subject to any U.S. Federal income tax.
“Shipping income” means income that is derived from:
(a)	the use of vessels;
(b)	the hiring or leasing of vessels for use on a time, operating or bareboat charter basis;
(c)	the participation in a pool, partnership, strategic alliance, joint operating agreement or other joint venture it directly or indirectly owns or participates in that generates such income; or
(d)	the performance of services directly related to those uses.

Under Section 883 of the Code and the Treasury Regulations promulgated thereunder, a non-U.S. corporation will be exempt from U.S. Federal income tax on its U.S. source gross transportation income if:
(a)	it is organized in a foreign country (or the “country of organization”) that grants an “equivalent exemption” to U.S. corporations; and
(b)	either
(i)
more than 50% of the value of its stock is owned, directly or indirectly, by individuals who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to U.S. corporations; or

(ii)
its stock is “primarily and regularly traded on an established securities market” in its country of organization, in another country that grants an “equivalent exemption” to U.S. corporations, or in the United States.

We believe that we have qualified and currently intend to continue to qualify for this statutory tax exemption for the foreseeable future. However, no assurance can be given that this will be the case in the future. If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a 4% U.S. Federal income tax on our U.S. source gross transportation income, subject to the discussion of “effectively connected” income below. Since we expect that no more than 50% of our gross shipping income would be treated as U.S. source gross transportation income, we expect that the effective rate of U.S. Federal income tax on our gross transportation income would not exceed 2%. Many of our time charters contain provisions pursuant to which charterers undertake to reimburse us for the 4% gross basis tax on our U.S. source gross transportation income.
To the extent exemption under Section 883 is unavailable, our U.S. source gross transportation income that is considered to be “effectively connected” with the conduct of a U.S. trade or business would be subject to the U.S. corporate income tax currently imposed at a rate of 21% (net of applicable deductions). In addition, we may be subject to the 30% U.S. “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.
Our U.S. source gross transportation income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:
(a)	we had, or were considered to have, a fixed place of business in the United States involved in the earning of U.S. source gross transportation income; and
(b)
substantially all of our U.S. source gross transportation income was attributable to regularly scheduled transportation, such as the operation of a vessel that followed a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We believe that we will not meet these conditions because we will not have, or permit circumstances that would result in us having, such a fixed place of business in the United States.
In addition, income attributable to transportation that both begins and ends in the United States is not subject to the tax rules described above. Such income is subject to either a 30% gross-basis tax or to U.S. Federal corporate income tax on net income currently imposed at a rate of 21% (and the branch profits tax discussed above). Although there can be no assurance, we do not expect to engage in transportation that produces shipping income of this type.
Taxation of Gain on Sale of Assets
Regardless of whether we qualify for the exemption under Section 883 of the Code, we will not be subject to U.S. Federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States (as determined under U.S. tax principles). In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel (and risk of loss with respect to the vessel) passes to the buyer outside of the United States. We expect that any sale of a vessel will be so structured that it will be considered to occur outside of the United States.

Taxation of United States Holders
You are a “U.S. holder” if you are a beneficial owner of our common stock or our Listed Preferred Stock and you are (i) a U.S. citizen or resident, (ii) a U.S. corporation (or other U.S. entity taxable as a corporation), (iii) an estate the income of which is subject to U.S. Federal income taxation regardless of its source or (iv) a trust if (x) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of that trust or (y) the trust has a valid election in effect to be treated as a U.S. person for U.S. Federal income tax purposes.
If a partnership holds our common stock or Listed Preferred Stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock or Listed Preferred Stock, you should consult your tax advisor.
Distributions on Our Common Stock and Listed Preferred Stock
Subject to the discussion of PFICs below, any distributions with respect to our common stock or Listed Preferred Stock that you receive from us will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described below, to the extent of our current or accumulated earnings and profits (as determined under U.S. Federal tax principles). Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of your tax basis in our common stock or Listed Preferred Stock (on a dollar-for-dollar basis) and thereafter as capital gain.
If you are a U.S. corporation (or a U.S. entity taxable as a corporation), you will generally not be entitled to claim a dividends-received deduction with respect to any distributions you receive from us.
Dividends paid with respect to our common stock or Listed Preferred Stock will generally be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.
If you are an individual, trust or estate, dividends you receive from us should be treated as “qualified dividend income”; provided that:
(a)	the common stock or Listed Preferred Stock, as the case may be, is readily tradable on an established securities market in the United States (such as the NYSE);
(b)	we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (see the discussion below under “PFIC Status”);
(c)
you own our common stock or our Listed Preferred Stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock or Listed Preferred Stock becomes ex-dividend;

(d)	you are not under an obligation to make related payments with respect to positions in substantially similar or related property; and
(e)	certain other conditions are met.
Qualified dividend income is currently taxed at a preferential maximum rate of 15% or 20%, depending on the income level of the taxpayer.
Special rules may apply to any “extraordinary dividend”. Generally, an extraordinary dividend is a dividend in an amount that is equal to (or in excess of) 10% of your adjusted tax basis (or fair market value in certain circumstances) in a share of our common stock (5% in the case of Listed Preferred Stock). If we pay an extraordinary dividend on our common stock or Listed Preferred Stock that is treated as qualified dividend income and if you are an individual, estate or trust, then any loss derived by you from a subsequent sale or exchange of such common stock or Listed Preferred Stock will be treated as long-term capital loss to the extent of such dividend.
There is no assurance that dividends you receive from us will be eligible for the preferential rates applicable to qualified dividend income. Dividends you receive from us that are not eligible for the preferential rates will be taxed at the ordinary income rates.
Sale, Exchange or Other Disposition of Common Stock and Listed Preferred Stock
Provided that we are not a PFIC for any taxable year, you generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock or Listed Preferred Stock in an amount equal to the difference between the amount realized by you from such sale, exchange or other disposition and your tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if your holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. Your ability to deduct capital losses against ordinary income is subject to limitations.
Unearned Income Medicare Contribution Tax
Each U.S. holder who is an individual, estate or trust will generally be subject to a 3.8% Medicare tax on the lesser of (i) such U.S. holder’s “net investment income” for the relevant taxable year and (ii) the excess of such U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). For this purpose, net investment income generally includes dividends on and capital gains from the sale, exchange or other disposition of our common stock or Listed Preferred Stock, subject to certain exceptions. You are encouraged to consult your own tax advisor regarding the applicability of the Medicare tax to your income and gains from your ownership of our common stock or Listed Preferred Stock.
PFIC Status
Special U.S. Federal income tax rules apply to you if you hold stock in a non-U.S. corporation that is classified as a PFIC for U.S. Federal income tax purposes. In general, we will be treated as a PFIC in any taxable year in which, after applying certain look-through rules, either:
(a)
at least 75% of our gross income for such taxable year consists of “passive income” (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

(b)	at least 50% of the average value of our assets during such taxable year consists of “passive assets” (i.e., assets that produce, or are held for the production of, passive income).
For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary’s stock. Income we earned, or are deemed to earn, in connection with the performance of services will not constitute passive income. By contrast, rental income will generally constitute passive income (unless we are treated under certain special rules as deriving our rental income in the active conduct of a trade or business).
There are legal uncertainties involved in determining whether the income derived from time chartering activities constitutes rental income or income derived from the performance of services. In Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the Fifth Circuit held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. In published guidance, however, the IRS states that it disagrees with the holding in Tidewater, and specifies that time charters should be treated as service contracts. Since we have chartered substantially all our vessels to unrelated charterers on the basis of voyage and time charters and since we expect to continue to do so, we believe that we are not now and have never been a PFIC. Our counsel, Cravath, Swaine & Moore LLP, has provided us with an opinion that we should not be a PFIC based on certain representations we made to them, including the representation that Costamare Shipping, which manages the Company’s vessels, is not related to any charterer of the vessels, and of certain assumptions made by them, including the assumption that time charters of the Company will be arranged in a manner substantially similar to the terms of its existing time charters. However, we have not sought, and we do not expect to seek, an IRS ruling on this matter. As a result, the IRS or a court could disagree with our position. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future, or that we can avoid PFIC status in the future.
As discussed below, if we were to be treated as a PFIC for any taxable year, you generally would be subject to one of three different U.S. Federal income tax regimes, depending on whether or not you make certain elections. Additionally, for each year during which you own our common stock, we are a PFIC and the total value of all PFIC stock that you directly or indirectly own exceeds certain thresholds, you will be required to file IRS Form 8621 with your U.S. Federal income tax return to report your ownership of our common stock.

The PFIC rules are complex, and you are encouraged to consult your own tax advisor regarding the PFIC rules, including the annual PFIC reporting requirement.
Taxation of U.S. Holders That Make a Timely QEF Election
If we were a PFIC and if you make a timely election to treat us as a “Qualifying Electing Fund” for U.S. Federal tax purposes (a “QEF Election”), you would be required to report each year your pro rata share of our ordinary earnings and our net capital gain for our taxable year that ends with or within your taxable year, regardless of whether we make any distributions to you. Such income inclusions would not be eligible for the preferential tax rates applicable to qualified dividend income. Your adjusted tax basis in our common stock or Listed Preferred Stock would be increased to reflect such taxed but undistributed earnings and profits. Distributions of earnings and profits that had previously been taxed would result in a corresponding reduction in your adjusted tax basis in our common stock or Listed Preferred Stock and would not be taxed again once distributed. You would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock or Listed Preferred Stock. Even if you make a QEF Election for one of our taxable years, if we were a PFIC for a prior taxable year during which you held our common stock or Listed Preferred Stock and for which you did not make a timely QEF Election, you would also be subject to the more adverse rules described below under “Taxation of U.S. Holders That Make No Election”. Additionally, to the extent any of our subsidiaries is a PFIC, your election to treat us as a “Qualifying Electing Fund” would not be effective with respect to your deemed ownership of the stock of such subsidiary and a separate QEF Election with respect to such subsidiary is required.
You would make a QEF Election by completing and filing IRS Form 8621 with your U.S. Federal income tax return for the year for which the election is made in accordance with the relevant instructions. If we were to become aware that we were to be treated as a PFIC for any taxable year, we would notify all U.S. holders of such treatment and would provide all necessary information to any U.S. holder who requests such information in order to make the QEF Election described above with respect to us and the relevant subsidiaries.
Taxation of U.S. Holders That Make a Timely “Mark-to-Market” Election
Alternatively, if we were to be treated as a PFIC for any taxable year and, as we believe, our common stock or Listed Preferred Stock is treated as “marketable stock”, you would be allowed to make a “mark-to-market” election with respect to our common stock or Listed Preferred Stock, provided you complete and file IRS Form 8621 with your U.S. Federal income tax return for the year for which the election is made in accordance with the relevant instructions. If that election is made, you generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of our common stock or Listed Preferred Stock at the end of the taxable year over your adjusted tax basis in our common stock or Listed Preferred Stock. You also would be permitted an ordinary loss in respect of the excess, if any, of your adjusted tax basis in our common stock or Listed Preferred Stock over its fair market value at the end of the taxable year (but only to the extent of the net amount previously included in income as a result of the mark-to-market election). Your tax basis in our common stock or Listed Preferred Stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock or Listed Preferred Stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock or Listed Preferred Stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by you. However, to the extent any of our subsidiaries is a PFIC, your “mark-to-market” election with respect to our common stock or Listed Preferred Stock would not apply to your deemed ownership of the stock of such subsidiary.
Taxation of U.S. Holders That Make No Election
Finally, if we were treated as a PFIC for any taxable year and if you did not make either a QEF Election or a “mark-to-market” election for that year, you would be subject to special rules with respect to (a) any excess distribution (that is, the portion of any distributions received by you on our common stock or Listed Preferred Stock in a taxable year in excess of 125% of the average annual distributions received by you in the three preceding taxable years, or, if shorter, your holding period for our common stock or Listed Preferred Stock) and (b) any gain realized on the sale, exchange or other disposition of our common stock or Listed Preferred Stock. Under these special rules:
(i)	the excess distribution or gain would be allocated ratably over your aggregate holding period for our common stock or Listed Preferred Stock;

(ii)
the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to such U.S. holder who does not make a QEF or a “mark-to-market” election would be taxed as ordinary income; and

(iii)
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

If you died while owning our common stock or Listed Preferred Stock, your successor generally would not receive a step-up in tax basis with respect to such stock for U.S. Federal tax purposes.
United States Federal Income Taxation of Non-U.S. Holders
You are a “non-U.S. holder” if you are a beneficial owner of our common stock (other than a partnership for U.S. tax purposes) and you are not a U.S. holder.
Distributions on Our Common Stock and Listed Preferred Stock
You generally will not be subject to U.S. Federal income or withholding taxes on a distribution received from us with respect to our common stock or Listed Preferred Stock, unless the income arising from such distribution is effectively connected with your conduct of a trade or business in the United States. If you are entitled to the benefits of an applicable income tax treaty with respect to that income, such income generally is taxable in the United States only if it is attributable to a permanent establishment maintained by you in the United States as required by such income tax treaty.
Sale, Exchange or Other Disposition of Our Common Stock and Listed Preferred Stock
You generally will not be subject to U.S. Federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock or Listed Preferred Stock, unless:
(a)
the gain is effectively connected with your conduct of a trade or business in the United States. If you are entitled to the benefits of an applicable income tax treaty with respect to that gain, that gain generally is taxable in the United States only if it is attributable to a permanent establishment maintained by you in the United States as required by such income tax treaty; or

(b)	you are an individual who is present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are met.
Gain that is effectively connected with the conduct of a trade or business in the United States (or so treated) generally will be subject to U.S. Federal income tax, net of certain deductions, at regular U.S. Federal income tax rates. If you are a corporate non-U.S. holder, your earnings and profits that are attributable to the effectively connected income (subject to certain adjustments) may be subject to an additional U.S. branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty).
United States Backup Withholding and Information Reporting
In general, if you are a non-corporate U.S. holder, dividend payments (or other taxable distributions) made within the United States will be subject to information reporting requirements and backup withholding tax if you:
(1)	fail to provide us with an accurate taxpayer identification number;
(2)	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your Federal income tax returns; or
(3)	in certain circumstances, fail to comply with applicable certification requirements.
If you are a non-U.S. holder, you may be required to establish your exemption from information reporting and backup withholding by certifying your status on IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8IMY, as applicable.
If you sell our common stock or Listed Preferred Stock to or through a U.S. office or broker, the payment of the sales proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell our common stock or Listed Preferred Stock through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment.

However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell our common stock or Listed Preferred Stock through a non-U.S. office of a broker that is a U.S. person or has certain other connections with the United States. Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by accurately completing and timely filing a refund claim with the IRS.
U.S. individuals and certain entities who hold certain specified foreign assets with values in excess of certain dollar thresholds are required to report such assets on IRS Form 8938 with their U.S. Federal income tax return, subject to certain exceptions (including an exception for foreign assets held in accounts maintained by U.S. financial institutions). Stock in a foreign corporation, including our common stock or Listed Preferred Stock, is a specified foreign asset for this purpose. Penalties apply for failure to properly complete and file Form 8938. You are encouraged to consult with your tax advisor regarding the filing of this form.
F. Dividends and Paying Agents
Not applicable.
G. Statement by Experts
Not applicable.
H. Documents on Display
We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. You may inspect reports and other information regarding registrants, such as us, that file electronically with the SEC without charge at a website maintained by the SEC at http://www.sec.gov. The information contained on or connected to our website is not part of this annual report.
I. Subsidiary Information
Not applicable.
J. Annual Report to Security Holders
We intend to furnish the 2025 Annual Report provided to security holders in electronic format as an exhibit to a report on Form 6-K.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
A.	Quantitative Information About Market Risk
The shipping industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt usually contains interest rates that fluctuate with the financial markets. Increasing interest rates could adversely impact future earnings. From time to time, we take positions in interest rate derivative contracts to manage interest costs and risk associated with changing interest rates with respect to our floating-rate debt. Generally, our approach is to economically hedge a portion of the floating-rate debt and we manage the exposure to the rest of our debt based on our outlook for interest rates and other factors.
Our interest expense is affected by changes in the general level of interest rates, primarily SOFR based rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points in the reference rates would have decreased our net income and cash flows (from continuing operations) during the year ended December 31, 2025 by approximately $3.7 million based upon our debt level during 2025.
The following table sets forth the sensitivity of our long-term debt, including the effect on our consolidated statement of income of our derivative contracts to a 100 basis points increase in the aforementioned reference rates during the next five years on the same basis.
Net Difference in Earnings and Cash Flows (in millions of U.S. dollars):

Year	Amount
2026	6.1
2027	5.4
2028	4.6
2029	3.8
2030	1.7

Derivative Financial Instruments
Interest Rates
According to our long-term strategic plan to maintain stability in our interest rate exposure, we have decided to minimize our exposure to floating interest rates by entering into interest rate swap/cap agreements. To this effect, we have entered into interest rate swap/cap transactions with varying start and maturity dates, in order to proactively and efficiently manage our floating rate exposure. Furthermore, we enter into cross-currency swap agreements and foreign currency exchange agreements to manage our exposure to fluctuations of foreign currencies risks.
ASC 815, “Derivatives and Hedging”, established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, and an ongoing basis, and after putting in place the formal documentation required by ASC 815 in order to designate these derivatives as hedging instruments, we designate the derivative as a hedge of a forecasted transaction or the variability of cash flow to be paid. Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge is recorded in other comprehensive income / (loss) until earnings are affected by the forecasted transaction or the variability of cash flow and are then reported in earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes have occurred.
(a) Interest rate swaps and interest rate caps that meet the criteria for hedge accounting: These interest rate swaps/caps are designed to hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month SOFR. According to our Risk Management Accounting Policy, after putting in place the formal documentation required by ASC 815 in order to designate these interest rate swaps/caps as hedging instruments as from their inception, these interest rate derivative instruments qualified for hedge accounting. Accordingly, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in earnings. Assessment and measurement of the effectiveness of these interest rate derivative instruments are performed at each reporting period. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognized initially in “Other comprehensive income/ (loss)” within shareholders’ equity and recognized in the consolidated statement of income in the periods when the hedged item affects profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognized in the consolidated statement of income immediately.
As of December 31, 2024 and 2025, we had interest rate swap and interest rate cap agreements with an outstanding notional amount of $805.0 million and $631.8 million, respectively. The fair value of these interest rate swaps and caps outstanding at December 31, 2024 and 2025, amounted to an asset of $31.6 million and an asset of $14.1 million, respectively, and these are included in the related consolidated balance sheets. The maturity of these interest rate swaps and caps range between June 2026 and March 2031.
(b) Interest rate swaps and interest rate caps that do not meet the criteria for hedge accounting: As of December 31, 2024 and 2025, we did not hold any interest rate swaps or interest rate caps that did not qualify for hedge accounting.
(c) Cross currency swap agreements that do not meet the criteria for hedge accounting: In 2021, we entered into two cross-currency swap agreements, which converted our variability of the interest and principal payments in Euro into USD functional currency cash flows with respect to an unsecured bond that was repaid in 2024, in order to hedge our exposure to fluctuations deriving from Euro. As of December 31, 2024, we had two cross-currency swap agreements that are designated as cash flow hedging instruments for accounting purposes and they do not meet the criteria for hedge accounting. As of December 31, 2024, these two cross-currency swap agreements had an aggregate outstanding notional amount of $122.4 million and their fair value amounted to a liability of $18.4 million. Both matured in November 2025.
(d) Foreign Currency Exchange Agreements: We generate all of our revenue in U.S. dollars, but a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than U.S. dollars (mainly in Euro), and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against those currencies is included in vessel operating expenses. As of December 31, 2025, approximately 40% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We hold cash and cash equivalents mainly in U.S. dollars.
As of December 31, 2025, the Company was engaged in 12 Euro/U.S. dollar contracts totaling $14.1 million at an average forward rate of Euro/U.S. dollar 1.1749 expiring in monthly intervals up to December 2026. Furthermore, the Company was engaged in 12 Euro/U.S. dollar currency hedges totaling $21.2 million at an average call rate of Euro/U.S. dollar 1.1750, expiring in monthly intervals up to December 2026.
As of December 31, 2024, the Company was engaged in 12 Euro/U.S. dollar contracts totaling $39.6 million at an average forward rate of Euro/U.S. dollar 1.0837 expiring in monthly intervals up to December 2025.
We recognize these financial instruments on our balance sheet at their fair value. These foreign currency forward contracts do not qualify as hedging instruments, and thus we recognize changes in their fair value in our earnings.
Inflation
We do not consider inflation to be a significant risk to our business in the current environment.
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

PART II
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
A. Material Modifications to the Rights of Security Holders
We adopted a stockholder rights plan on October 19, 2010 (as amended on October 21, 2025), that authorizes the issuance to our existing stockholders of preferred share rights and additional shares of common stock if any third party seeks to acquire control of a substantial block of our common stock. See “Item 10. Additional Information—B. Memorandum and Articles of Association— Stockholder Rights Plan” included in this annual report for a description of the stockholder rights plan.
ITEM 15.	CONTROLS AND PROCEDURES
A. Disclosure Controls and Procedures
Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2025. Based on our evaluation, the chief executive officer and the chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2025.
B. Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act and for the assessment of the effectiveness of internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.
A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In making its assessment of our internal control over financial reporting as of December 31, 2025 management, including the chief executive officer and chief financial officer, used the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (“COSO”).
Management concluded that, as of December 31, 2025, our internal control over financial reporting was effective. Ernst & Young (Hellas) Certified Auditors Accountants S.A., our independent registered public accounting firm, has audited the financial statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2025 which is incorporated by reference into Item 15.C. below.
C. Attestation Report of the Registered Public Accounting Firm
The attestation report on the Company’s internal control over financial reporting issued by the registered public accounting firm that audited the consolidated financial statements, Ernst & Young (Hellas) Certified Auditors Accountants S.A., appears under Item 18 and such report is incorporated herein by reference.

D. Changes in Internal Control Over Financial Reporting
During the period covered by this annual report, we made no changes to our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
Our Audit Committee consists of two independent directors, Vagn Lehd Møller and Charlotte Stratos, who is the chairperson of the committee. Our board of directors has determined that Charlotte Stratos, whose biographical details are included in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management”, qualifies as an audit committee financial expert as defined under current SEC regulations.
ITEM 16B.	CODE OF ETHICS
We have adopted a Code of Business Conduct and Ethics for all officers and employees of our Company, a copy of which is posted on our website, and may be viewed at http://www.costamare.com/ethics. The information contained on or connected to our website is not part of this annual report.
We will also provide a paper copy of this document free of charge upon written request by our shareholders. Shareholders may direct their requests to the attention of Anastassios Gabrielides, Secretary, Costamare Inc., 7 rue du Gabian, MC 98000 Monaco. No waivers of the Code of Business Conduct and Ethics have been granted to any person during the fiscal year ended December 31, 2025.
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
Ernst & Young (Hellas) Certified Auditors Accountants S.A., an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2024 and 2025.
The chart below sets forth the total amount billed and accrued for Ernst & Young services performed in 2025 and 2024 and breaks down these amounts by the category of service.

	2025	2024
Audit fees	€700,000	€1,105,000
Audit-related fees	€—	€12,000
Tax fees	€33,965	€18,769
Total fees	€733,965	€1,135,769

Audit Fees
Audit fees represent compensation for professional services rendered for the audit of the consolidated financial statements of the Company, for the audit of internal control over financial reporting as of December 31, 2025 and 2024 and for the review of the interim financial information. Audit fees also include fees for any services associated with audits of subsidiaries of the Company and with registration statements, reports and documents filed with the SEC.
Audit-Related Fees
Audit-related fees represent compensation for assurance professional services rendered that are reasonably related to the performance of the audit or review of financial statements and are not included in “Audit Fees.”
Tax fees
Tax fees include fees billed for tax compliance services, including services such as tax planning and advice for the years ended December 31, 2024 and December 31, 2025.
Pre-approval Policies and Procedures
The audit committee charter sets forth our policy regarding retention of the independent auditors, giving the audit committee responsibility for the appointment, compensation, retention and oversight of the work of the independent auditors. The audit committee charter provides that the committee is responsible for reviewing and approving in advance the retention of the independent auditors for the performance of all audit and lawfully permitted non-audit services. The chairman of the audit committee or, in the absence of the chairman, any member of the audit committee designated by the chairman, has authority to approve in advance any lawfully permitted non-audit services and fees. The audit committee is authorized to establish other policies and procedures for the pre-approval of such services and fees. Where non-audit services and fees are approved under delegated authority, the action must be reported to the full audit committee at its next regularly scheduled meeting.
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
On November 30, 2021, the board of directors approved a share repurchase program authorizing total repurchases of us to a maximum of $150 million of our common shares and up to $150 million of our preferred shares. Shares may be purchased from time to time in open market or privately negotiated transactions, or other financial arrangements at times and prices that are considered to be appropriate by the Company. The program may be suspended or discontinued at any time.
During the year ended December 31, 2022, the Company acquired, under the share purchase program, 4,736,702 common shares for a total amount of $60.1 million, with the average purchase price of $12.69 per share, including commissions. During the year ended December 31, 2023, the Company acquired, under the share purchase program, 6,267,808 common shares for a total amount of $60.0 million, with the average purchase price of $9.57 per share, including commissions. During the years ended December 31, 2024 and December 31, 2025, the Company did not acquire any common shares under the share purchase program.
Set forth below are the common shares purchased or received in 2025 by our chief executive officer and chairman, Konstantinos Konstantakopoulos, and entities controlled by Konstantinos Konstantakopoulos.

Period	Total Number of Common Shares Purchased	Average Price Paid per Share ($)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programs
January 2025
February 2025
March 2025	74,800(1)
April 2025
May 2025
June 2025	74,800(1)
July 2025
August 2025
September 2025	74,800(1)
October 2025
November 2025
December 2025	74,800(1)
Total	299,200

(1)	These shares were issued to Costamare Services by the Company pursuant to the Services Agreement in exchange for services provided to the Company’s vessel-owning subsidiaries.
ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE
Statement of Significant Differences Between our Corporate Governance Practices and the New York Stock Exchange Corporate Governance Standards for U.S. Non-Controlled Issuers
Overview
Pursuant to certain exceptions for foreign private issuers, we are not required to comply with certain of the corporate governance practices followed by U.S. companies under the NYSE listing standards. However, pursuant to Section 303A.11 of the NYSE Listed Company Manual and the requirements of Form 20-F, we are required to state any significant differences between our corporate governance practices and the practices required by the NYSE. We believe that our established practices in the area of corporate governance are in line with the spirit of the NYSE standards and provide adequate protection to our shareholders. The significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies are set forth below.
Independent Directors
Pursuant to NYSE Rule 303A.01, the NYSE requires that listed companies have a majority of independent directors. As permitted under Marshall Islands law and our bylaws, our board of directors consists of a majority of non-independent directors.
Corporate Governance, Nominating and Compensation Committee
NYSE Rules 303A.04 and 303A.05 require that a listed U.S. company have a nominating/corporate governance committee and a compensation committee, each composed entirely of independent directors. As permitted under Marshall Islands law, we have a combined corporate governance, nominating and compensation committee, which at present is composed wholly of two independent directors and one non-independent director.
NYSE Rules 303A.02 and 303A.05, contains independence requirements for compensation committee directors and compensation committee advisers for U.S. listed companies, as required by Dodd-Frank. Marshall Islands law does not have similar requirements, therefore we may not adhere to these new requirements.
Audit Committee
Pursuant to NYSE Rule 303A.07, the NYSE requires that the audit committee of a listed U.S. company have a minimum of three members. As permitted under Marshall Islands law, our audit committee consists of two members.
ITEM 16H.	MINE SAFETY DISCLOSURE
Not Applicable.
ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not Applicable.
ITEM 16J.	INSIDER TRADING POLICIES
Our board of directors has adopted an insider trading policy, which governs the purchase, sale, gift and other dispositions of our securities by directors, officers and employees of the Company and its subsidiaries as well as directors, officers and employees of Costamare Shipping Company S.A., other affiliated managers or consultants and agents or service providers which provide services to the Company as well as their family members, that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our Policy Statement for Trading in Company Securities is attached as Exhibit 11.1 to this annual report.

ITEM 16K.	CYBERSECURITY
Risk Management and Strategy
The safe and efficient operation of our business including, but not limited to, billing, disbursements, accounting, vessel scheduling and vessel operations is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry-accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. Our processes for assessing, identifying and managing material risks from cybersecurity threats include:
•	periodic discussion and assessment of perceived material risks from cybersecurity;
•	internal and external system assessments such as penetration and vulnerability testing;
•	system protection measures, such as email filtering and access management;
•	regular threat monitoring, both against the Company and against other companies in the industry;
•	incident response procedures, for identification, reporting and remediation;
•	analysis of cybersecurity incidents and results of security operations monitoring;
•	regular employee training;
•	compliance procedures in place designed to assist in complying with mandatory data protection legislation; and
•	the existence and periodic review of internal cybersecurity policies.
We also have processes to oversee and identify cybersecurity risks from cybersecurity threats associated with our use of our managers and other service providers. More specifically, we periodically discuss with our key third-party managers technical and organizational measures in terms of cybersecurity. In terms of Software as a Service (“SaaS”) providers, we monitor the relevant IT security measures through receiving and assessing third-party assurance reports. The results of these processes are taken into consideration in our annual risk assessment process, during which we identify mitigating actions and new security initiatives.
For a description of how risks from cybersecurity threats could materially affect us, including our business strategy, results of operations or financial condition, see “Item 3. Key Information—D. Risk Factors—Risks related to our Company—We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.” which is incorporated by reference into this Item 16K.
Governance
Our Audit Committee has ultimate responsibility for the oversight of cybersecurity risks and responses to cybersecurity incidents, should they arise. The Audit Committee is informed periodically regarding the status of initiatives to further reduce cybersecurity risk by the IT function and other functions as needed.
The key individuals responsible for the overall assessment and management of material risks from cybersecurity threats include the head of the IT function of Costamare Shipping and our general counsel. The head of our IT function possesses approximately 25 years of experience with informational technology and cybersecurity risk management and our general counsel employs extensive regulatory, risk assessment and organizational experience in oversight of our internal processes.
They receive information regarding the monitoring, prevention, detection, mitigation and remediation of cybersecurity incidents and proceed with necessary actions such as:
•	updating relevant policies and procedures;
•	implementing additional technical and organizational measures to reduce the level of cyber risk;
•	engaging specialized third-party service providers;

•	assessing the materiality and determination of disclosure obligations (in the event of a cybersecurity incident); and
•	reporting to the Audit Committee.
Where events occur that do not escalate to cybersecurity incidents, the details of the relevant assessments are communicated to the general manager on an as-needed basis. However, if we were to become the subject of a cybersecurity incident, according to our policies, the key management would take the following steps:
•	conduct an incident investigation;
•	conduct an incident evaluation and classification;
•	internal escalation to our executives;
•	containment of the incident and recovery of any affected infrastructure;
•	conduct a materiality assessment;
•	determine reporting obligations; and
•	report to the Audit Committee.

PART III
ITEM 17.	FINANCIAL STATEMENTS
Not Applicable.
ITEM 18.	FINANCIAL STATEMENTS
Reference is made to pages F-1 through F-61 included herein by reference.
ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Second Amended and Restated Articles of Incorporation(1)

1.2	First Amended and Restated Bylaws (1)

1.3	Statement of Designation of Rights, Preferences and Privileges of Series F Preferred Stock of Costamare Inc.(7)

2.1	Description of Securities

4.1	Amended and Restated Restrictive Covenant Agreement dated June 26, 2025 between Costamare Inc. and Konstantinos Konstantakopoulos

4.2	Form of Stockholders Rights Agreement between Costamare Inc. and American Stock Transfer & Trust Company, LLC(2)

4.3	First Amendment to the Stockholder Rights Agreement dated October 21, 2025 between Costamare Inc. and Equiniti Trust Company, LLC (formerly American Stock Transfer & Trust Company, LLC)(9)

4.4	Second Amended and Restated Trademark License Agreement dated May 6, 2025 between Costamare Inc. and Costamare Shipping Company S.A.

4.5	Amended and Restated Restrictive Covenant Agreement dated June 26, 2025 between Costamare Inc. and Konstantinos Zacharatos

4.6	Amended and Restated Services Agreement dated May 6, 2025 by and between the subsidiaries of Costamare Inc. set out in Schedule A thereto and Costamare Shipping Services Ltd.

4.7	Amended and Restated Registration Rights Agreement dated as of November 27, 2015 between Costamare Inc. and the Shareholders named therein(3)

4.8	Agreement Regarding Charter Brokerage dated January 1, 2018, by and between Costamare Shipping Company S.A. and Blue Net Chartering GmbH & Co. KG(4)

4.9	Amended and Restated Framework Agreement dated May 6, 2025 by and between Costamare Inc. and Costamare Shipping Company S.A.

4.10
Second Amended and Restated Subscription and Shareholders’ Agreement Relating to Neptune Maritime Leasing Limited dated January 26, 2026 by and among Snow White Investments Limited, International Maritime Holdings A.G., Codrus Capital A.G., Stephen Asplin, Konstantinos Karamanis, Costamare Maritime Finance Limited and Neptune Maritime Leasing Limited

4.11	Amended and Restated Management Services Agreement dated March 14, 2023, among Neptune Maritime Leasing Limited and Neptune Global Financing Limited(5)

Exhibit No.	Description
4.12	Form of Ship Management Agreement between certain vessel-owning subsidiaries of Costamare Inc. with Navilands Container Management Ltd.(5)

4.13	Separation and Distribution Agreement dated May 5, 2025 between Costamare Inc. and Costamare Bulkers Holdings Limited (8)

8.1	List of Subsidiaries of Costamare Inc.

11.1	Policy Statement for Trading in Company Securities(6)

12.1	Rule 13a-14(a)/15d-14(a) Certification of Costamare Inc.’s Chief Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Costamare Inc.’s Chief Financial Officer

13.1	Costamare Inc. Certification of Konstantinos Konstantakopoulos, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

13.2	Costamare Inc. Certification of Gregory Zikos, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

97.1	Incentive Compensation Recovery Policy(5)

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

(1)
Previously filed as an exhibit to Costamare Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on March 1, 2013 and hereby incorporated by reference to such Annual Report.

(2)
Previously filed as an exhibit to Costamare Inc.’s Registration Statement on Form F-1 (File No. 333-170033), declared effective by the SEC on November 3, 2010 and hereby incorporated by reference to such Registration Statement.

(3)
Previously filed as an exhibit to Costamare Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 27, 2016 and hereby incorporated by reference to such Annual Report.

(4)
Previously filed as an exhibit to Costamare Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, filed with the SEC on March 7, 2019 and hereby incorporated by reference to such Annual Report.

(5)
Previously filed as an exhibit to Costamare Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on March 29, 2024 and hereby incorporated by reference to such Annual Report.

(6)
Previously filed as an exhibit to Costamare Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on February 20, 2025 and hereby incorporated by reference to such Annual Report.

(7)	Previously filed as an exhibit to Costamare Inc.’s Report on Form 6-K, filed with the SEC on October 15, 2025 and hereby incorporated by reference to such Form 6-K.
(8)	Previously filed as an exhibit to Costamare Bulkers Holdings Limited’s Report on Form 6-K, filed with the SEC on May 7, 2025 and hereby incorporated by reference to such Form 6-K.
(9)	Previously filed as an exhibit to Costamare Inc.’s Report on Form 6-K, filed with the SEC on October 21, 2025 and hereby incorporated by reference to such Form 6-K.
The registrant hereby agrees to furnish to the SEC upon request a copy of any instrument relating to long-term debt that does not exceed 10% of the total assets of the Company and its subsidiaries.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COSTAMARE INC.,

By:	/s/ Konstantinos Konstantakopoulos
	Name:	Konstantinos Konstantakopoulos
	Title:	Chief Executive Officer

Dated: March 4, 2026

COSTAMARE INC.

Report of Independent Registered Public Accounting Firm
To the Stockholders and the Board of Directors of Costamare Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Costamare Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 4, 2026 expressed an unqualified opinion thereon.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment of vessels

Description of the Matter
At December 31, 2025, the carrying value of the Company’s vessels was $2,738,982 thousand. As discussed in Notes 2(k), and 8 to the consolidated financial statements, the Company evaluates its vessels for impairment whenever events or changes in circumstances indicate that the carrying value of a vessel might exceed its fair value in accordance with the guidance in ASC 360 – Property, Plant and Equipment. As part of the assessment performed, management analyzes the future undiscounted net operating cash flows expected to be generated throughout the remaining useful life of each vessel and compares it to the carrying value to conclude whether indicators of impairment exist. Where the vessel’s carrying value exceeds the undiscounted net operating cash flows, management will recognize an impairment loss equal to the excess of the carrying value over the fair value of the vessel. During the year ended December 31, 2025, the Company recognized no impairment charge for any of its vessels.

Auditing management’s recoverability assessment was complex given the judgement and estimation uncertainty involved in determining the assumption of the future charter rates for non-contracted revenue days, when forecasting net operating cash flows. These rates are particularly subjective as they involve the development and use of assumptions about shipping market through the end of the useful lives of the vessels which are forward looking and subject to the inherent unpredictability of future global economic and market conditions.

How We Addressed the Matter in Our Audit
We obtained an understanding of the Company’s impairment process, evaluated the design, and tested the operating effectiveness of the controls over the Company’s determination of future charter rates for non-contracted revenue days.

We analyzed management’s impairment assessment by comparing the methodology used to evaluate impairment of each vessel against the accounting guidance in ASC 360. To test management’s undiscounted net operating cash flow forecasts, our procedures included, among others, comparing the future vessel charter rates used by management for non-contracted revenue days, with historical market data from external analysts, historical data for vessels, and recent economic and industry changes. In addition, we performed sensitivity analyses to assess the impact of changes to future charter rates for non-contracted revenue days in the determination of the net operating cash flows. We assessed the adequacy of the Company’s disclosures in Notes 2(k), and 8 to the consolidated financial statements.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
We have served as the Company’s auditor since 2009. We have previously also served as the auditor of combined financial statements which included certain of the Company’s subsidiaries since at least 1988, but we are unable to determine the specific year.
Athens, Greece
March 4, 2026

Report of Independent Registered Public Accounting Firm
To the Stockholders and the Board of Directors of Costamare Inc.
Opinion on Internal Control Over Financial Reporting
We have audited Costamare Inc.’s internal control over financial reporting as of December 31, 2025 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Costamare Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of Costamare Inc. as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated March 4, 2026 expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
March 4, 2026

COSTAMARE INC.
Consolidated Balance Sheets
As of December 31, 2024 and 2025
(Expressed in thousands of U.S. dollars)

	December 31, 2024	December 31, 2025
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 2(e))	$656,880	$519,847
Restricted cash (Note 2(e))	17,203	8,123
Accounts receivable, net (Note 4)	5,863	11,580
Inventories (Note 7)	13,156	14,121
Fair value of derivatives (Notes 19 and 20)	10,410	5,349
Insurance claims receivable	8,039	7,005
Time charter assumed (Note 12)	195	74
Accrued charter revenue (Note 12)	11,929	5,576
Short-term investments (Note 6)	18,499	19,276
Investment in leaseback vessels (Note 11(b))	30,561	55,075
Net investment in sales type lease vessels, current (Note 11(c))	12,748	—
Prepayments and other assets	16,823	44,642
Total current assets of continuing operations	802,306	690,668
Current assets of discontinued operations (Note 3)	237,910	—
Total current assets	1,040,216	690,668
FIXED ASSETS, NET:
Vessels and advances, net (Note 8)	2,715,168	2,738,982
Fixed assets of discontinued operations (Note 3)	671,844	—
Total fixed assets, net	3,387,012	2,738,982
OTHER NON-CURRENT ASSETS:
Investment in leaseback vessels, non-current (Note 11(b))	222,088	309,515
Accounts receivable, non-current (Note 4)	1,950	2,025
Deferred charges, net (Note 9)	52,688	53,792
Finance leases, right-of-use assets (Note 11(a))	37,818	—
Due from related parties, non-current (Note 4)	1,125	1,125
Net investment in sales type lease vessels, non-current (Note 11(c))	6,734	11,282
Restricted cash, non-current (Note 2(e))	45,922	42,307
Time charter assumed, non-current (Note 12)	74	—
Accrued charter revenue, non-current (Note 12)	2,688	3,672
Fair value of derivatives, non-current (Notes 19 and 20)	21,235	9,294
Total non-current assets of continuing operations	392,322	433,012
Non-current assets of discontinued operations (Note 3)	329,137	—
Total non-current assets	721,459	433,012
Total assets	$5,148,687	$3,862,662
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs (Note 10)	$287,360	$268,131
Accounts payable	7,948	11,267
Due to related parties (Note 4)	1,514	7,224
Finance lease liability (Note 11(a))	23,877	—
Accrued liabilities	20,672	22,620

The accompanying notes are an integral part of these consolidated financial statements.

	December 31, 2024	December 31, 2025
Unearned revenue (Note 12)	24,902	42,627
Fair value of derivatives (Notes 19 and 20)	19,756	24
Other current liabilities	24,564	46,675
Total current liabilities of continuing operations	410,593	398,568
Current liabilities of discontinued operations (Note 3)	334,967	—
Total current liabilities	745,560	398,568
NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs (Note 10)	1,410,480	1,246,707
Fair value of derivatives, non-current portion (Notes 19 and 20)	—	45
Unearned revenue, net of current portion (Note 12)	14,620	43,161
Other non-current liabilities	11,099	15,225
Total non-current liabilities of continuing operations	1,436,199	1,305,138
Non-current liabilities of discontinued operations (Note 3)	398,322	—
Total non-current liabilities	1,834,521	1,305,138
COMMITMENTS AND CONTINGENCIES (Note 13)	—	—
Temporary equity – Redeemable non-controlling interest in subsidiary – (Note 14)	(2,453)	—
STOCKHOLDERS’ EQUITY:
Preferred stock (Note 15)	—	—
Common stock (Note 15)	13	13
Treasury stock (Note 15)	(120,095)	(120,095)
Additional paid-in capital	1,336,646	1,333,223
Retained earnings	1,279,605	868,733
Accumulated other comprehensive income (Notes 19 and 21)	17,345	4,320
Total Costamare Inc. stockholders’ equity	2,513,514	2,086,194
Non-controlling interest (Note 1)	57,545	72,762
Total stockholders’ equity	2,571,059	2,158,956
Total liabilities and stockholders’ equity	$5,148,687	$3,862,662

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
Consolidated Statements of Income
For the years ended December 31, 2023, 2024 and 2025
(Expressed in thousands of U.S. dollars, except share and per share data)

	For the years ended December 31,
	2023	2024	2025
REVENUES:
Voyage revenue	$839,374	$864,545	$846,674
Income from investments in leaseback vessels	8,915	23,947	31,226
Total revenues	$848,289	$888,492	$877,900
EXPENSES:
Voyage expenses	(12,490)	(25,769)	(52,002)
Voyage expenses-related parties (Note 4)	(11,881)	(12,163)	(11,252)
Vessels’ operating expenses	(160,868)	(157,919)	(162,481)
General and administrative expenses	(9,682)	(13,303)	(10,099)
General and administrative expenses – related parties (Note 4)	(8,542)	(11,376)	(9,896)
Management fees-related parties (Note 4)	(27,480)	(28,641)	(28,917)
Amortization of dry-docking and special survey costs (Note 9)	(15,344)	(17,345)	(19,794)
Depreciation (Notes 8, 11 and 21)	(126,719)	(126,821)	(129,538)
Gain on sale of vessels, net (Note 8)	117,544	—	—
Foreign exchange gains /(losses)	2,145	(5,451)	2,269
Operating income	594,972	489,704	456,190
OTHER INCOME / (EXPENSES):
Interest income	30,082	31,712	19,317
Interest and finance costs (Note 17)	(119,623)	(109,620)	(91,359)
Income from equity method investments	764	12	—
Other, net	1,832	1,396	966
Gain / (loss) on derivative instruments, net (Note 19)	10,873	(5,861)	11,433
Total other expenses, net	(76,072)	(82,361)	(59,643)
Net income from continuing operations	$518,900	$407,343	$396,547
Net Loss from discontinued operations (Note 3)	(137,881)	(91,009)	(27,547)
Net income	$381,019	$316,334	$369,000
Net (income) / loss attributable to the non-controlling interest (Notes 14 and 16)	4,730	3,585	(4,425)
Net income attributable to Costamare Inc.	$385,749	$319,919	$364,575
Earnings allocated to Preferred Stock (Note 16)	(31,068)	(23,796)	(20,920)
Deemed dividend to Series E Preferred Stock	—	(5,446)	—
Net income available to Common Stockholders	$354,681	$290,677	$343,655
Earnings per common share, basic and diluted - Total (Note 16)	$2.95	$2.44	$2.86
Earnings per common share, basic and diluted – Continuing operations (Note 16)	$4.09	$3.15	$3.09
Losses per common share, basic and diluted – Discontinued operations (Note 16)	$(1.15)	$(0.71)	$(0.23)
Weighted average number of shares, basic and diluted (Note 16)	120,299,172	119,299,405	120,198,853

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
Consolidated Statements of Comprehensive Income
For the years ended December 31, 2023, 2024 and 2025
(Expressed in thousands of U.S. dollars)

	For the years ended December 31,
	2023	2024	2025
Net income from continuing operations	$518,900	$407,343	$396,547
Net Loss from discontinued operations (Note 3)	(137,881)	(91,009)	(27,547)
Net income for the year	$381,019	$316,334	$369,000
Other comprehensive income / (loss):
Unrealized loss on cash flow hedges, net (Notes 19 and 21)	(29,876)	(9,968)	(17,265)
Reclassification of amount excluded from the interest rate caps assessment of effectiveness based on an amortization approach to Interest and finance costs (Notes 17, 19 and 21)	4,354	6,084	4,092
Effective portion of changes in fair value of cash flow hedges (Notes 19 and 21)	425	(157)	—
Amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to Depreciation (Notes 19 and 21)	63	63	63
Other comprehensive loss for the year	$(25,034)	$(3,978)	$(13,110)
Other comprehensive (income) / loss attributable to the non-controlling interest (Note 21)	—	(64)	85
Other comprehensive loss attributable to Costamare Inc.	$(25,034)	$(4,042)	$(13,025)
Total comprehensive income for the year	$355,985	$312,356	$355,890
Total comprehensive (income) / loss attributable to the non-controlling interest	4,730	3,521	(4,340)
Total comprehensive income for the year attributable to Costamare Inc.	$360,715	$315,877	$351,550

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
Consolidated Statements of Stockholders’ Equity
For the years ended December 31, 2023, 2024 and 2025
(Expressed in thousands of U.S. dollars, except share and per share data)

	Preferred Stock (Series F)		Preferred Stock (Series E)		Preferred Stock (Series D)		Preferred Stock (Series C)		Preferred Stock (Series B)		Common Stock		Treasury Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income / (Loss)	(Accumulated deficit)/ Retained Earnings	Costamare Inc.	Non- controlling interest	Total
	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Amount
BALANCE, January 1, 2023	—	$—	4,574,100	$—	3,986,542	$—	3,973,135	$—	1,970,649	$—	127,038,413	$12	(4,736,702)	$(60,095)	$1,423,954	$46,421	$746,658	$2,156,950	$—	$2,156,950
- Acquisition of non-controlling interest (Note 1)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	34,132	34,132
- Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	385,749	385,749	1,878	387,627
- Issuance of subsidiary shares to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(10,831)	—	—	(10,831)	22,091	11,260
- Issuance of common stock (Notes 4 and 15)	—	—	—	—	—	—	—	—	—	—	2,340,720	1	—	—	22,171	—	—	22,172	—	22,172
- Repurchase of common stock (Note 15)	—	—	—	—	—	—	—	—	—	—	—	—	(6,267,808)	(60,000)	—	—	—	(60,000)	—	(60,000)
- Dividends to non-controlling shareholders of subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,872)	(1,872)
- Dividends – Common stock (Note 15)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(55,407)	(55,407)	—	(55,407)
- Dividends – Preferred stock (Note 15)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(31,068)	(31,068)	—	(31,068)
- Other comprehensive income (Note 19 and 21)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(25,034)	—	(25,034)	—	(25,034)
BALANCE, December 31, 2023	—	$—	4,574,100	$—	3,986,542	$—	3,973,135	$—	1,970,649	$—	129,379,133	$13	(11,004,510)	$(120,095)	$1,435,294	$21,387	$1,045,932	$2,382,531	$56,229	$2,438,760
- Net income(1)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	319,919	319,919	3,254	323,173
-Acquisition of non-controlling interest (Notes 1 and 14)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(7,142)	—	—	(7,142)	—	(7,142)
- Issuance of subsidiary shares to non-controlling interest (Note 1)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(591)	—	—	(591)	973	382
- Issuance of common stock (Notes 4 and 15)	—	—	—	—	—	—	—	—	—	—	1,579,810	—	—	—	19,683	—	—	19,683	—	19,683
-Redemption of Preferred Stock (Series E) (Note 15)	—	—	(4,574,100)	—	—	—	—	—	—	—	—	—	—	—	(110,598)	—	(5,446)	(116,044)	—	(116,044)
- Dividends to non-controlling shareholders of subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,975)	(2,975)
- Dividends – Common stock (Note 15)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(54,806)	(54,806)	—	(54,806)
- Dividends – Preferred stock (Note 15)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(25,994)	(25,994)	—	(25,994)
- Other comprehensive loss (Notes 19 and 21)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,042)	—	(4,042)	64	(3,978)
BALANCE, December 31, 2024	—	$—	—	$—	3,986,542	$—	3,973,135	$—	1,970,649	$—	130,958,943	$13	(11,004,510)	$(120,095)	$1,336,646	$17,345	$1,279,605	$2,513,514	$57,545	$2,571,059
- Net income (1)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	364,575	364,575	4,638	369,213
- Issuance of subsidiary shares to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(8,063)	—	—	(8,063)	14,173	6,110

The accompanying notes are an integral part of these consolidated financial statements.

	Preferred Stock (Series F)		Preferred Stock (Series E)		Preferred Stock (Series D)		Preferred Stock (Series C)		Preferred Stock (Series B)		Common Stock		Treasury Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income / (Loss)	(Accumulated deficit)/ Retained Earnings	Costamare Inc.	Non- controlling interest	Total
	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Amount
- Change in non-controling interest of the subsidiary (Note 14)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,666)	—	—	(2,666)	—	(2,666)
- Distribution to shareholders (Note 1)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(699,239)	(699,239)	—	(699,239)
- Issuance of common stock (Notes 4 and 15)	—	—	—	—	—	—	—	—	—	—	629,496	—	—	—	7,306	—	—	7,306	—	7,306
-Issuance of Preferred Stock (Series F) (Note 15)	1,200	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
- Dividends to non-controlling shareholders of subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,509)	(3,509)
- Dividends – Common stock (Note 15)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(55,288)	(55,288)	—	(55,288)
- Dividends – Preferred stock (Note 15)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(20,920)	(20,920)	—	(20,920)
- Other comprehensive loss (Notes 19 and 21)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(13,025)	—	(13,025)	(85)	(13,110)
BALANCE, December 31, 2025	1,200	$—	—	$—	3,986,542	$—	3,973,135	$—	1,970,649	$—	131,588,439	$13	(11,004,510)	$(120,095)	$1,333,223	$4,320	$868,733	$2,086,194	$72,762	$2,158,956

(1)
Net income excludes net loss of $6,608, $6,839 and $213, for the years ended December 31, 2023, 2024 and 2025 respectively, attributable to redeemable non-controlling interest classified outside of permanent equity (Note 14).

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
Consolidated Statements of Cash Flows
For the years ended December 31, 2023, 2024 and 2025
(Expressed in thousands of U.S. dollars)

	For the years ended December 31,
	2023	2024	2025
Cash Flows From Operating Activities of Continuing Operations:
Net income:	$381,019	$316,334	$369,000
Less: Net loss from discontinued operations	137,881	91,009	27,547
Net income from continuing operations	518,900	407,343	396,547
Adjustments to reconcile net income from Continuing operations to net cash provided by operating activities:
Depreciation	126,719	126,821	129,538
Amortization and write-off of financing costs	7,946	7,507	6,354
Amortization of deferred dry-docking and special survey costs	15,344	17,345	19,794
Amortization of assumed time charter	(197)	(470)	130
Amortization of deferred revenue	—	—	(4,122)
Amortization of hedge effectiveness excluded component from cash flow hedges	2,824	4,110	4,092
Equity based payments	5,850	8,427	6,979
Increase in short-term investments	(3,618)	(926)	(543)
(Gain) / Loss on derivative instruments, net	330	5,945	(20,258)
Gain on sale of vessels, net	(117,544)	—	—
Income from equity method investments	(764)	(12)	—
Changes in operating assets and liabilities of continuing operations:
Accounts receivable	(2,978)	3,753	(5,792)
Due from related parties	1,109	1,347	—
Inventories	4,647	466	(965)
Insurance claims receivable	(17,773)	(1,787)	(978)
Prepayments and other	1,458	222	(2,103)
Accounts payable	(3,325)	(3,636)	3,319
Due to related parties	1,787	2,354	5,710
Accrued liabilities	(2,413)	(2,985)	2,266
Unearned revenue	(5,389)	676	1,806
Other liabilities	8,973	10,460	2,107
Dividends from equity method investees	4,002	—	—
Dry-dockings	(31,110)	(15,831)	(20,898)
Accrued charter revenue	8,804	15,739	13,884
Net Cash provided by Operating Activities from Continuing Operations	523,582	586,868	536,867
Cash Flows From Investing Activities of Continuing Operations:
Capital provided to equity method investments	(1,274)	—	—
Return of capital from equity method investments	2,927	544	—
Payments to acquire short-term investments	(199,555)	(72,064)	(37,816)
Settlements of short-term investments	305,695	71,983	37,582
Proceeds from the settlement of insurance claims	5,684	8,903	2,012
Acquisition of a subsidiary, net of cash acquired	2,796	—	—
Acquisition of non-controlling interest in subsidiary	—	(282)	(1,687)
Intragroup contribution to discontinued operations	(100,000)	—	—
Issuance of investments in leaseback vessels	(198,832)	(99,399)	(233,145)
Capital collections from vessels’ leaseback arrangements	18,832	65,786	123,018
Vessel acquisitions and advances/Additions to vessel cost	(7,632)	(8,222)	(68,971)
Proceeds from the sale of vessels, net	160,073	—	—
Net Cash used in Investing Activities from Continuing Operations	(11,286)	(32,751)	(179,007)

The accompanying notes are an integral part of these consolidated financial statements.

	For the years ended December 31,
	2023	2024	2025
Cash Flows From Financing Activities of Continuing Operations:
Proceeds from long-term debt and finance leases	470,977	134,996	507,220
Repayment of long-term debt and finance leases	(758,260)	(559,483)	(838,609)
Payment of financing costs	(18,680)	(1,306)	(3,022)
Capital contribution from non-controlling interest to subsidiary	12,413	376	6,110
Repurchase of common stock	(60,000)	—	—
Redemption of preferred stock (Series E)	—	(114,353)	—
Cash contribution to spun-off entities	—	—	(100,000)
Dividends paid	(71,867)	(74,147)	(79,287)
Net Cash used in Financing Activities from Continuing Operations	(425,417)	(613,917)	(507,588)
Cash flows of discontinued operations:
Net cash provided by / (used in) Operating Activities from discontinued operations	(192,214)	(49,152)	7,407
Net cash provided by / (used in) Investing Activities from discontinued operations	(9,621)	(46,756)	9,995
Net cash provided by / (used in) Financing Activities from discontinued operations	128,602	108,440	(75,333)
Net cash provided by / (used in) discontinued operations	(73,233)	12,532	(57,931)
Net increase / (decrease) in cash, cash equivalents and restricted cash	13,646	(47,268)	(207,659)
Cash, cash equivalents and restricted cash at beginning of the year	811,558	825,204	777,936
Cash, cash equivalents and restricted cash at end of the year	$825,204	$777,936	$570,277
Supplemental Cash Information:
Cash paid during the year for interest, net of capitalized interest	$126,479	$122,104	$92,222
Non-Cash Investing and Financing Activities:
Dividend reinvested in common stock of the Company	$16,321	$11,256	$328
Deferred rent recognition in connection with vessel acquisitions	$—	$—	$46,500

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2023, 2024 and 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
1. Basis of Presentation and General Information
The accompanying consolidated financial statements include the accounts of Costamare Inc. (“Costamare”) and its wholly-owned and majority-owned or controlled subsidiaries (collectively, the “Company”). Costamare is organized under the laws of the Republic of the Marshall Islands.
On November 4, 2010, Costamare completed its initial public offering (“Initial Public Offering”) in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”). During the year ended December 31, 2025, the Company issued 598,400 shares to Costamare Shipping Services Ltd. (“Costamare Services”) (Note 4). On July 6, 2016, the Company implemented a dividend reinvestment plan (the “Plan”) (Note 15). As of December 31, 2025, under the Plan, the Company has issued to its common stockholders 21,823,024 shares, in aggregate. As of December 31, 2025, the aggregate outstanding share capital was 120,583,929 common shares. As of December 31, 2025, members of the Konstantakopoulos Family owned, directly or indirectly, approximately 63.7% of the outstanding common shares, in the aggregate.
During the fourth quarter of 2022, the Company established a dry bulk operating platform under Costamare Bulkers Inc. (“CBI”), which was a majority-owned subsidiary of Costamare organized in the Republic of the Marshall Islands (Note 14). CBI charters-in and charters-out dry bulk vessels, enters into contracts of affreightment and forward freight agreements (“FFAs”) and may also utilize hedging solutions.
Neptune Maritime Leasing Limited (“NML”) was established in 2021 to acquire, own and bareboat charter-out vessels through its wholly-owned subsidiaries. In March 2023, the Company entered into an agreement with NML pursuant to which it agreed to invest in NML’s ship sale and leaseback business up to $200,000 in exchange for up to 40% of its ordinary shares and up to 79.05% of its preferred shares. In addition, the Company received a special ordinary share in NML which carries 75% of the voting rights of the ordinary shares providing control over NML.
On April 17, 2025, the board of directors of Costamare approved the spin-off of its dry bulk business into a standalone public company, Costamare Bulkers Holdings Limited (“Costamare Bulkers”), a company organized under the laws of the Republic of the Marshall Islands, by way of a pro rata distribution of Costamare Bulkers shares to Costamare shareholders (the “Spin-Off”). In connection with the Spin-Off, the Company undertook a series of transactions and entered into various agreements effecting the separation of its dry bulk business (including its existing dry-bulk owned fleet) as provided in the Separation and Distribution Agreement, which governs the relationship between the Company and Costamare Bulkers and allocates between the two companies various assets, liabilities and obligations. The Company had previously contributed to Costamare Bulkers the shares of 67 wholly-owned companies, out of which 38 companies owned dry bulk vessels, 17 companies had previously owned and sold or had agreed to sell their dry bulk vessels and 12 companies were to be used for future dry bulk vessel acquisitions.
On May 6, 2025, Costamare completed the Spin-Off of Costamare Bulkers and distributed to Costamare shareholders of record on April 29, 2025, on a pro rata basis, one common share of Costamare Bulkers for every five Costamare common shares (24,022,218 Costamare Bulkers shares were distributed to the Costamare shareholders). On the same day, Costamare Bulkers acquired the shares of CBI from Costamare and a minority shareholder. The shares of Costamare Bulkers began “regular way” trading separately from the Company shares on the NYSE on May 7, 2025. The distribution of Costamare Bulkers shares to the shareholders of the Company was recorded at the carrying amount of Costamare Bulkers’ net assets of $699,239 as of May 6, 2025. Pursuant to the Separation and Distribution Agreement, Costamare also contributed $100,000 in cash to Costamare Bulkers, prepaid $150,225 in bank loans associated with the Costamare Bulkers business and settled or extinguished all intercompany balances between Costamare and Costamare Bulkers.

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2023, 2024 and 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
The assets and liabilities of Costamare Bulkers on May 6, 2025 were as follows:

May 6, 2025
Cash and cash equivalents and restricted cash	$131,791
Margin deposits	28,247
Accounts receivable, net	37,443
Inventories	38,377
Due from related parties	12,157
Fair value of derivatives	256
Insurance claims receivable	3,291
Prepayments and other assets	37,022
Vessels held for sale	7,801
Vessels and advances, net	634,727
Deferred charges, net	21,583
Operating leases, right-of-use assets	246,689
Total assets	1,199,384
Long-term debt, net of deferred financing costs	(171,910)
Accounts payable	(27,330)
Due to related parties	(16,407)
Operating lease liabilities	(242,150)
Accrued liabilities	(13,505)
Unearned revenue	(14,102)
Fair value of derivatives	(6,078)
Other current liabilities	(8,663)
Total liabilities	(500,145)
Net assets of Costamare Bulkers	$699,239

Results of operations, cash flows, assets and liabilities that were part of the entities spun off are reported as discontinued operations for all periods presented (Note 3).
As of December 31, 2025, the Company owned and/or operated a fleet of 69 container vessels with a total carrying capacity of approximately 519,530 twenty-foot equivalent units (“TEU”) through wholly-owned subsidiaries. As of December 31, 2024, the Company owned and/or operated a fleet of 68 container vessels with a total carrying capacity of approximately 512,989 TEU, through wholly-owned subsidiaries. The Company provides worldwide marine transportation services by chartering its container vessels to some of the world’s leading liner operators.
As of December 31, 2025, Costamare had 86 wholly-owned subsidiaries incorporated in the Republic of Liberia and 15 incorporated in the Republic of the Marshall Islands. In addition, as of December 31, 2025, Costamare controlled one company incorporated under the laws of Jersey, which had 53 subsidiaries incorporated in the Republic of the Marshall Islands and six incorporated in the Republic of Liberia.
2. Significant Accounting Policies and Recent Accounting Pronouncements:
(a) Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The consolidated financial statements include the accounts of Costamare and its wholly-owned and majority-owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.
Costamare, as the holding company, determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under Accounting Standards Codification (“ASC”) 810 “Consolidation”, a voting interest entity is an entity in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2023, 2024 and 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
obligation to absorb losses, the right to receive residual returns and the right to make financial and operating decisions. Costamare consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%), of the voting interest. Variable interest entities (“VIE”) are entities as defined under ASC 810-10, that, in general, either do not have equity investors with voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company absorbs a majority of an entity’s expected losses, receives a majority of an entity’s expected residual returns, or both. The company with a controlling financial interest, known as the primary beneficiary, is required to consolidate the VIE. The Company evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and would be required to include assets, liabilities and operations of a VIE in its consolidated financial statements. As of December 31, 2024 and 2025 no such interest existed.
(b) Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
(c) Comprehensive Income / (Loss): In the statement of comprehensive income, the Company presents the change in equity (net assets) during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by shareholders and distributions to shareholders. The Company follows the provisions of ASC 220 “Comprehensive Income”, and presents items of net income, items of other comprehensive income (“OCI”) and total comprehensive income in two separate but consecutive statements. Reclassification adjustments between OCI and net income are required to be presented separately on the statement of comprehensive income.
(d) Foreign Currency Translation: The functional currency of the Company is the U.S. dollar because the Company’s vessels operate in international shipping markets and, therefore, primarily transact business in U.S. dollars. The Company’s books of accounts are maintained in U.S. dollars. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. dollars at the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of income.
(e) Cash, Cash Equivalents and Restricted Cash: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Cash also includes other kinds of accounts that have the general characteristics of demand deposits in that the customer may deposit additional funds at any time and also effectively may withdraw funds at any time without prior notice or penalty.
Restricted cash consists of minimum cash deposits to be maintained at all times under certain of the Company’s loan agreements. Restricted cash also includes bank deposits and deposits in so-called “retention accounts” that are required under the Company’s borrowing arrangements which are used to fund the loan installments coming due. The funds can only be used for the purposes of loan repayment. A reconciliation of the cash, cash equivalents and restricted cash is presented in the table below:

	For the years ended December 31,
	2023	2024	2025
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	$710,607	$656,880	$519,847
Restricted cash – current portion	8,785	17,203	8,123
Restricted cash – non-current portion	60,413	45,922	42,307
Total cash, cash equivalents and restricted cash	$779,805	$720,005	$570,277

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2023, 2024 and 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
(f) Accounts Receivable, net – Credit losses Accounting: The amount shown as receivables, at each balance sheet date, mainly includes receivables from charterers for hire, net of any provision for doubtful accounts and accrued interest on these receivables, if any. The Company assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status. The Company also considers customer-specific information, current market conditions and reasonable and supportable forecasts of future economic conditions to determine adjustments to historical loss data. The Company assessed that any impairment of accounts receivable arising from operating leases, i.e. time charters, should be accounted in accordance with ASC 842, and not in accordance with Topic 326. With regards to operating lease receivables, ASC 842 requires lessors to evaluate the collectability of all lease payments. If collection of all operating lease payments, plus any amount necessary to satisfy a residual value guarantee, is not probable (either at lease commencement or after the commencement date), lease income is constrained to the lesser of cash collected or lease income reflected on a straight-line or another systematic basis, plus variable rent when it becomes accruable. The provision established for doubtful accounts as of December 31, 2024 and 2025 was nil.
(g) Inventories: Inventories consist of bunkers, lubricants and spare parts which are stated at the lower of cost and net realizable value on a consistent basis. Cost is determined by the first in, first out method.
(h) Insurance Claims Receivable: The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets and for insured crew medical expenses. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company’s fixed assets suffer insured damages or when crew medical expenses are incurred, recovery is probable under the related insurance policies and the claim is not subject to litigation. The Company assessed the provisions of “ASC 326 Financial Instruments — Credit Losses” by assessing the counterparties’ credit worthiness and concluded that there is no material impact in the Company’s financial statements.
(i) Vessels, Net: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise, these amounts are charged to expense as incurred. The cost of each of the Company’s vessels is depreciated from the date of acquisition on a straight-line basis over the vessel’s remaining estimated economic useful life, after considering the estimated residual value which is equal to the product of vessels’ lightweight tonnage and estimated scrap rate.
Management estimates the useful life of the Company’s container vessels to be 30 years, from the date of initial delivery from the shipyard and the estimated scrap rate used to calculate the vessels’ salvage value is $0.300 per lightweight ton. Secondhand container vessels are depreciated from the date of their acquisition through their remaining estimated useful life. If the estimated economic lives assigned to the Company’s vessels prove to be too long because of unforeseen events such as an extended period of weak markets, the broad imposition of age restrictions by the Company’s customers, new regulations, or other events, the remaining estimated useful life of any affected vessel is adjusted accordingly.
(j) Time Charters Assumed with the Acquisition of Second-hand Vessels: The Company records identified assets or liabilities associated with the acquisition of a vessel at fair value, determined by reference to market data. The Company values any asset or liability arising from the market value of any time charters assumed when a vessel is acquired from entities that are not under common control. This policy does not apply when a vessel is acquired from entities that are under common control. The amount to be recorded as an asset or liability of the time charter assumed at the date of vessel delivery is based on the difference between the current fair market value of the time charter and the net present value of future contractual cash flows under the time charter. When the present value of the contractual cash flows of the time charter assumed is greater than its current fair value, the difference is recorded

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2023, 2024 and 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
as accrued charter revenue. When the opposite situation occurs, any difference, capped to the vessel’s fair value on a charter free basis, is recorded as unearned revenue. Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the period of the time charter assumed.
(k) Impairment of Long-lived Assets: The Company reviews its container vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a container vessel might not be recoverable. The Company considers information, such as vessel sales and purchases, business plans and overall market conditions in order to determine if an impairment might exist. As part of the identification of impairment indicators and Step 1 of impairment analysis the Company computes estimates of the future undiscounted net operating cash flows for each container vessel based on assumptions regarding time charter rates, vessels’ operating expenses, vessels’ capital expenditures, vessels’ residual value, fleet utilization and the estimated remaining useful life of each vessel. The future undiscounted net operating cash flows are determined as the sum of (x) (i) the charter revenues from existing time charters for the fixed fleet days and (ii) an estimated daily time charter rate for the unfixed days (based on the most recent ten year historical average rates after eliminating outliers and without adjustment for any growth rate) over the remaining estimated life of the vessel, assuming an estimated fleet utilization rate, less (y) (i) expected outflows for vessels’ operating expenses assuming an expected increase in expenses of 2.5% over a five-year period, based on management’s estimates taking into consideration the Company’s historical data, (ii) planned dry-docking and special survey expenditures and (iii) management fees expenditures. Charter rates for container shipping vessels are cyclical and subject to significant volatility based on factors beyond the Company’s control. Therefore, the Company considers the most recent ten-year historical average, after eliminating outliers, to be a reasonable estimation of expected future charter rates over the remaining useful life of the Company’s vessels. The Company defines outliers as index values provided by an independent, third-party maritime research services provider. Given the spread of rates between peaks and troughs over the decade, the Company believes the most recent ten-year historical average rates, after eliminating outliers, provide a fair estimate in determining a rate for long-term forecasts. The salvage value used in the impairment test is estimated at $0.300 per light weight ton in accordance with the container vessels’ depreciation policy.
The assumptions used to develop estimates of future undiscounted net operating cash flows are based on historical trends as well as future expectations. If those future undiscounted net operating cash flows are greater than a vessel’s carrying value, there are no impairment indications for such vessel. If those future undiscounted net operating cash flows are less than a vessel’s carrying value, including unamortized dry-docking costs (Note 2(m)), the Company proceeds to Step 2 of the impairment analysis for such vessel.
In Step 2 of the impairment analysis, the Company determines the fair value of the vessels that failed Step 1 of the impairment analysis, based on management estimates and assumptions, making use of available market data and taking into consideration third party valuations. Therefore, the Company has categorized the fair value of the vessels as Level 2 in the fair value hierarchy. The difference between the carrying value of the vessels that failed Step 1 of the impairment analysis and their fair value as calculated in Step 2 of the impairment analysis is recognized in the Company’s accounts as impairment loss. The review of the carrying amounts in connection with the estimated recoverable amount of the Company’s vessels as of December 31, 2025 resulted in no impairment loss being recorded. The Company also concluded that no impairment loss should be recorded with respect to its container vessels as of December 31, 2023 and 2024.
(l) Accounting for Special Survey and Dry-docking Costs: The Company follows the deferral method of accounting for special survey and dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next survey is scheduled to become due. Costs deferred are limited to actual costs incurred at the yard and parts used in the dry-docking or special survey. If a survey is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. Unamortized balances of vessels that are sold are written-off and included in the calculation of the resulting gain or loss in the period of the vessel’s sale. Furthermore, unamortized dry-docking and special survey balances of vessels that are classified as Assets held for sale and are not recoverable as of the date of such classification are immediately written-off to the consolidated statement of income.

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2023, 2024 and 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
(m) Financing Costs: Costs associated with new loans or refinancing of existing loans, including fees paid to lenders or required to be paid to third parties on the lender’s behalf for obtaining new loans or refinancing existing loans, are recorded as deferred charges. Deferred financing costs are presented as a deduction from the corresponding liability. Such fees are deferred and amortized to interest and finance costs during the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced, meeting the criteria of debt extinguishment, are expensed in the period the repayment or refinancing is made.
(n) Concentration of Credit Risk: Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable, net (included in current and non-current assets), short-term investments, net investment in sales type leases, investment in leaseback vessels and derivative contracts (interest rate swaps, interest rate caps, foreign currency contracts and foreign currency options). The Company places its cash and cash equivalents, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by the counterparties to its derivative instruments; however, the Company seeks to limit its exposure by diversifying among counterparties with high credit ratings. The Company also seeks to limit its credit risk from accounts receivable and receivables from sales type leases by performing ongoing credit evaluations of its customers’ financial condition. The Company receives charter hires in advance and thus, generally, does not require collateral for its accounts receivable. For investments in leaseback vessels the Company is exposed to a limited degree of credit risk since through this type of arrangements the receivable amounts are secured by the legal ownership on each of the vessels acquired. Credit risk in leaseback vessels is managed through setting receivable amounts appropriate for each vessel based on information obtained from the vessel’s third-party independent valuations and the counterparties’ lending history. In addition, the Company follows standardized established policies which include monitoring of the counterparties’ financial performance, debt covenants (including vessels values), and shipping industry trends.
(o) Accounting for Voyage Revenues and Expenses: Revenues are primarily generated from time charter agreements, which contain a lease as they meet the criteria of a lease under ASC 842. Time charter agreements contain a minimum non-cancellable period and an extension period at the option of the charterer. Each lease term is assessed at the inception of that lease. Under a time-charter agreement, the charterer pays a daily hire for the use of the vessel and reimburses the owner for certain expenses, including hold cleanings, extra insurance premiums for navigating in restricted areas and damages caused by such charterer. Additionally, the charterer pays port and canal dues to third parties, as well as for bunkers consumed during the term of the time charter agreement. Such costs are considered direct costs for the charterers as they are directly paid by charterers, unless they are paid to the account of the owner, in which case they are included in voyage expenses. Additionally, the owner pays commissions on the daily hire, to both the charterer and to brokers, which are direct costs and are recorded in voyage expenses. Under a time-charter agreement, the owner provides services related to the operation and the maintenance of the vessel, including crew, spares and repairs, which are recognized in operating expenses. Time charter revenues are recognized over the term of the charter as service is provided, when they become fixed and determinable. Revenues from time charter agreements providing for varying annual rates are accounted for as operating leases and thus recognized on a straight-line basis over the non-cancellable rental periods of such agreements, as service is performed. Revenue generated from variable lease payments is recognized in the period when changes in the facts and circumstances on which the variable lease payments are based occur. Unearned revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, including any unearned revenue resulting from charter agreements providing for varying annual rates, which are accounted for on a straight-line basis. The Company, as lessor, has elected not to allocate the consideration in the agreement to the separate lease and non-lease components (operation and maintenance of the vessel), as their timing and pattern of transfer to the charterer, as the lessee, are the same and the lease component, if accounted for separately, would be classified as an operating lease. Additionally, the lease component is considered the predominant component as the Company has assessed that more value is ascribed to the lease of the vessel rather than to the services provided under the time charter contracts.

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2023, 2024 and 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
Revenues for 2023, 2024 and 2025 derived from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues) were as follows:

	2023	2024	2025
A	22%	20%	12%
B	16%	14%	17%
C	17%	21%	28%
D	9%	10%	6%
E	11%	11%	11%
Total	75%	76%	74%

(p) Investment in leaseback vessels: Investment in leaseback vessels refer to vessels purchased and leased back to the same party as part of a sale and leaseback transaction. These transactions are evaluated under sale and leaseback accounting guidance contained in ASC 842 to determine whether it is appropriate to account for the transaction as a purchase of an asset. If the transfer of the asset to the buyer-lessor does not qualify as a purchase, then the transaction constitutes a failed sale and leaseback and the purchase price paid is accounted for as a loan receivable under ASC 310.
Investments in leaseback vessels are carried at the amount receivable, net of an allowance for credit losses. Collaterals are required to be maintained at a specified minimum level at all times on the basis of the agreements in force. The Company monitors collateral levels and requires counter parties to provide additional collateral, to meet minimum collateral requirements if the fair value of the collateral changes. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for Investment in leaseback vessels. An allowance for credit losses on partially secured Investments in leaseback vessels is estimated based on the aging of those receivables. As of December 31, 2025 and 2024, the fair value of the collaterals held exceeds the amortized cost of the loans receivable and as a result no allowance for credit losses has been recognized.
(q) Derivative Financial Instruments: The Company enters into interest rate swap contracts, cross-currency swap agreements and interest rate cap agreements with counterparties to manage its exposure to fluctuations of interest rate and foreign currencies risks associated with specific borrowings. Interest rate, differentials paid or received under these swap agreements are recognized as part of the interest expense related to the hedged debt. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, the Company evaluates and designates, if it is the case, the derivative as an accounting hedge of the variability of cash flow to be paid for a forecasted transaction (“cash flow” hedge). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in the consolidated statement of comprehensive income until earnings are affected by the forecasted transaction or the variability of cash flow and are then reported in earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes occur. Realized gains or losses on early termination of the undesignated derivative instruments are also classified in earnings in the period of termination of the respective derivative instrument. The Company may re-designate an undesignated hedge after its inception as a hedge in which case the Company will consider its non-zero value at re-designation in its assessment of effectiveness of the cash flow hedge.
The interest rate caps are accounted for as cash flow hedges when they are expected to be highly effective in hedging variable rate interest payments under certain term loans. Changes in the fair value of the interest rate caps are reported within accumulated other comprehensive income. The initial value of the component excluded from the assessment of effectiveness is recognized in earnings using a systematic and rational method over the life of the hedging instrument. Any amounts excluded from the assessment of hedge effectiveness are presented in the same income statement line being Interest and finance costs where the earnings effect of the hedged item is presented.
The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges to specific forecasted transactions or variability of cash flow.

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2023, 2024 and 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flow of hedged items. The Company considers a hedge to be highly effective if the change in fair value of the derivative hedging instrument is within 80% to 125% of the opposite change in the fair value of the hedged item attributable to the hedged risk. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively, in accordance with ASC 815 “Derivatives and Hedging”.
Furthermore, the Company enters into forward exchange rate contracts to manage its exposure to currency exchange risk on certain foreign currency liabilities. The Company has not designated these forward exchange rate contracts as hedge accounting instruments.
(r) Earnings per Share: Basic earnings per share are computed by dividing net income attributable to common equity holders by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. The Company had no dilutive securities outstanding during the three-year period ended December 31, 2025. Earnings per share attributable to common equity holders are adjusted by the contractual amount of dividends related to the preferred stockholders that accrue for the period.
(s) Fair Value Measurements: The Company follows the provisions of ASC 820 “Fair Value Measurements and Disclosures”, which defines and provides guidance as to the measurement of fair value. This standard defines a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data for example, the reporting entity’s own data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy. ASC 820 applies when assets or liabilities in the financial statements are to be measured at fair value but does not require additional use of fair value beyond the requirements in other accounting principles (Notes 19 and 20).
(t) Segment Reporting: A segment is a distinguishable component of the business that is engaged in business activities from which the Company earns revenues and incurs expenses and whose operating results are regularly reviewed by the chief operating decision maker (“CODM”). Following the Spin-Off described in Note 1, the Company now reports two reportable segments: (1) a container vessels segment, as a provider of worldwide marine transportation services by chartering its container vessels and (2) a ship sale and leaseback business through NML, which acquires, owns and bareboat charters out vessels through its wholly-owned subsidiaries. Prior to the Spin-Off, there were four reportable segments; however, the dry bulk and CBI segments were spun off, and the comparative information has been recast accordingly. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements.
(u) Accounting for transactions under common control: A common control transaction is any transfer of net assets or exchange of equity interests between entities or businesses that are under common control by an ultimate parent or controlling shareholder before and after the transaction. Common control transactions may have characteristics that are similar to business combinations but do not meet the requirements to be accounted for as business combinations because, from the perspective of the ultimate parent or controlling shareholder, there has not been a change in control over the acquiree. Due to the fact common control transactions do not result in a change of control at the ultimate parent or controlling shareholder level, the Company does not account for them at fair value. Rather, common control transactions are accounted for at the carrying amount of the net assets or equity interests transferred.
(v) Non-controlling interest: The Company classifies non-controlling interest of its equity ventures based upon a review of the legal provisions governing the redemption of such interest. Those provisions are embodied within the equity venture’s operating agreement. The Company’s equity ventures that are subject to operating agreement provisions that require the Company to purchase the non-controlling equity holders’ interest upon the occurrence of certain specific triggering events that are not solely within the control of the Company, are classified as redeemable

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2023, 2024 and 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
noncontrolling interest in temporary equity. Redeemable noncontrolling interest is initially recorded at its fair value as of the date of issue. Such fair value is determined using various accepted valuation methods, including the income approach, the market approach, the cost approach, and a combination of one or more of these approaches. Subsequent to the closing date of the transaction ,the recorded value for redeemable non-controlling interest is adjusted at the end of each reporting period for (a) comprehensive income / (loss) that is attributed to the non-controlling interest, which is calculated by multiplying the non-controlling interest percentage by the comprehensive income / (loss) of the equity venture’s during the reporting period, (b) dividends paid to the noncontrolling interest holders during the reporting period, and (c) any other transactions that increase or decrease the Company’s ownership interest in the equity venture, as a result of which the Company retains its controlling interest. If the Company determines at the end of the reporting period that it is probable that an event would occur to otherwise require the redemption of a redeemable non-controlling interest (redeemable non-controlling interest is currently redeemable), then the Company adjusts the recorded amount to its maximum redemption amount at the reporting date. If the Company determines that it is not probable that an event would occur to otherwise require the redemption of a redeemable non-controlling interest (i.e., the date for such event is not set or such event is not certain to occur), then the redeemable non-controlling interest is not considered currently redeemable, and no further adjustment is required.
Non-redeemable ownership interests in the Company’s subsidiaries held by parties other than the parent are presented separately from the parent’s equity on the Consolidated Balance Sheet. The amount of consolidated net income attributable to the parent and these noncontrolling interests are both presented on the face of the Consolidated Statement of Income and Consolidated Statement of Stockholders’ Equity.
(w) Right-of-Use Asset - Finance Leases: The FASB ASC 842 classifies leases from the standpoint of the lessee at the inception of the lease as finance leases or operating leases. The determination of whether an arrangement is (or contains) a finance lease is based on the substance of the arrangement at the inception date and is assessed in accordance with the criteria set in ASC 842-10-25-2. If none of the criteria in ASC 842-10-25-2 are met, leases are accounted for as operating leases.
Finance leases are accounted for as the acquisition of a finance right-of-use asset and the incurrence of an obligation by the lessee. At the commencement date of the finance lease, a lessee initially measures the lease liability at the present value, using the discount rate determined on the commencement, of the lease payments to be made over the lease term. Subsequently, the lease liability is increased by the interest on the lease liability and decreased by the lease payments during the period. The interest on the lease liability is determined in each period during the lease term as the amount that produces a constant periodic discount rate on the remaining balance of the liability, taking into consideration the reassessment requirements.
A lessee initially measures the finance right-of-use asset at cost which consists of the amount of the initial measurement of the lease liability; any lease payments made to the lessor at or before the commencement date, less any lease incentives received; and any initial direct costs incurred by the lessee. Subsequently, the finance right-of-use asset is measured at cost less any accumulated amortization and any accumulated impairment losses, taking into consideration the reassessment requirements. A lessee shall amortize the finance right-of-use asset on a straight-line basis (unless another systematic basis better represents the pattern in which the lessee expects to consume the right-of-use asset’s future economic benefits) from the commencement date to the earlier of the end of the useful life of the finance right-of-use asset or the end of the lease term. However, if the lease transfers ownership of the underlying asset to the lessee or the lessee is reasonably certain to exercise an option to purchase the underlying asset, the lessee shall amortize the right-of-use asset to the end of the useful life of the underlying asset.
For sale and leaseback transactions, if the transfer is not a sale in accordance with ASC 842-40-25-1 through 25-3, the Company, as seller-lessee - does not derecognize the transferred asset and accounts for the transaction as financing. An excess of carrying value over fair market value at the date of sale would indicate that the recoverability of the carrying amount of an asset should be assessed under the guidelines of ASC 360.

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2023, 2024 and 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
(x) Stock Based Compensation: The Company accounts for stock-based payment awards granted to Costamare Shipping Services Ltd. (Notes 3 and 15(a)) for the services provided, following the guidance in ASC 505-50 “Equity Based Payments to Non-Employees”. The fair value of the stock-based payment awards is recognized in the line item General and administrative expenses - related parties in the consolidated statements of income.
(y) Going concern: The Company evaluates whether there is substantial doubt about its ability to continue as a going concern by applying the provisions of ASC 205-40. In more detail, the Company evaluates whether there are conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date the financial statements are issued. As part of such evaluation, the Company did not identify any conditions that raise substantial doubt about the entity’s ability to continue as a going concern. Accordingly, the Company continues to adopt the going concern basis in preparing its consolidated financial statements.
(z) Treasury stock: Treasury stock is stock that is repurchased by the issuing entity, reducing the number of outstanding shares. When shares are repurchased, they may either be cancelled or held for reissue. If not cancelled, such shares are referred to as treasury shares. The cost of the acquired shares is shown as a deduction in stockholders’ equity. No dividend is declared for the treasury shares. Depending on whether the shares are acquired for reissuance or retirement, treasury shares are accounted for under the cost method or the constructive retirement method. The cost method is also used when the reporting entity’s management has not made a decision as to whether the reacquired shares will be retired, held indefinitely or reissued. The Company elected for the repurchase of its common shares to be accounted for under the cost method. Under this method, the treasury stock account is charged for the aggregate cost of shares reacquired.
(aa) Short-term investments: Short-term investments consist of U.S. Treasury Bills with maturities exceeding three months at the time of purchase and are stated at amortized cost, which approximates fair value.
(ab) Long lived Assets- Financing Arrangements: Following the implementation of ASC 606 Revenue from Contracts with Customers, sale and leaseback transactions, which include an obligation for the Company, as seller-lessee, to repurchase the asset, are precluded from being accounted for the transfer of the asset as sale, as the transaction is classified as a financing by the Company, since it effectively retains control of the underlying asset. As such, the Company does not derecognize the transferred asset, accounts for any amounts received as a financing arrangement and recognizes the difference between the amount of consideration received and the amount of consideration to be paid as interest. Interest costs incurred (i) under financing arrangements that relate to vessels in operation are expensed to Interest and finance costs in the consolidated statement of income and (ii) under financing arrangements that relate to vessels under construction are capitalized to Vessels and advances, net in the consolidated balance sheets.
(ac) Sales-Type leases - Leases for Lessors: If for a vessel lease, where the Company is regarded as the lessor, the lease is classified as a sales-type lease, the carrying amount of the vessel is derecognized and a net investment in the lease is recorded. For a sales-type lease, the net investment in the lease is measured at lease commencement date as the sum of the lease receivable and the estimated residual value of the vessel. Any selling profit or loss arising from a sales-type lease is recorded at lease commencement. Over the term of the lease, the Company recognizes finance income on the net investment in the lease and any variable lease payments, which are not included in the net investment in the lease.
The estimated residual value represents the estimated fair value of the vessels under lease at the end of the lease. Estimating residual value has specific risks, and management of these risks is dependent upon the Company’s ability to accurately project future vessel values. The company estimates future fair value of leased vessels by using historical models, analyzing the current market for new and used vessels and obtaining independent valuation analyses.
The Company periodically reassess the realizable value of its lease residual values. Anticipated decreases in specific future residual values that are considered to be other-than-temporary are recognized immediately upon identification and are recorded as an adjustment to the residual value estimate. In addition, the Company, pursuant to the provisions of “ASC 326 Financial Instruments — Credit Losses”, assesses at each reporting period the counterparties’ credit worthiness in order to conclude whether an allowance for credit losses is required to be

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2023, 2024 and 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
recognized. For sales-type leases, this reduction lowers the recorded net investment and is recognized as a loss charged to finance income in the period in which the estimate is changed. For the years ended December 31, 2024 and 2025, no impairment recognition was deemed necessary.
(ad) Business Combinations: The Company accounts for business combinations using the acquisition method of accounting, which requires that once control is obtained, all the assets acquired, and liabilities assumed are recorded at their respective fair values at the date of acquisition. The determination of fair values of identifiable assets and liabilities requires estimates and the use of valuation techniques when market value is not readily available and requires a significant amount of management judgment. The excess of the purchase price over fair values of identifiable assets acquired and liabilities assumed is recorded as goodwill.
(ae) Preferred Shares: The Company follows the provision of ASC 480 “Distinguishing Liabilities from Equity” and ASC 815 “Derivatives and Hedging” to determine the classification of preferred shares as permanent equity, temporary equity or liability. A share that must be redeemed upon or after an event that is not certain of occurrence is not required to be accounted for as a liability pursuant to ASC 480. Once the event becomes certain to occur, that instrument should be reclassified to a liability. If preferred shares become mandatorily redeemable pursuant to ASC 480, the Company reclassifies at fair value from equity to a liability. The difference between the carrying amount and fair value is treated by the Company as a deemed dividend and charged to net income available to common stockholders. The guidance in ASC 260-10-S99-2 is also applicable to the reclassification of the instrument. That guidance states that if an equity-classified preferred stock is subsequently reclassified as a liability in accordance with U.S. GAAP, the equity instrument is considered redeemed through the issuance of a debt instrument. As such, the Company treats the difference between the carrying amount of the preferred share in equity and the fair value of the preferred share as a dividend for earnings per share purposes.
(af) Discontinued Operations: The Company classifies as discontinued operations, a component of an entity or group of components that has been disposed of by sale, disposed of other than by sale or is classified as held for sale and represents a strategic shift that has (or will have) a major effect on the Company’s operations and financial results (Note 3).
(ag) Leaseback Arrangements: Transactions involving the purchase of an asset combined with a leaseback to the seller are accounted for in accordance with ASC 606 and ASC 842. When control of the asset is obtained, the purchase is recognized at fair value, and any difference between the consideration paid and fair value is evaluated for off-market terms. When the purchase price of an asset is below its fair value, the relevant off-market adjustments are recorded as deferred rent, which is amortized as lease income on a straight-line basis over the lease term.
Recent Accounting Pronouncements
In November 2024, the FASB issued ASU 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The standard is intended to require more detailed disclosure about specified categories of expenses (including employee compensation, depreciation, and amortization) included in certain expense captions presented on the face of the income statement. This ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to all prior periods presented in the financial statements. The Company is currently assessing the impact this standard will have on its consolidated financial statements.
In July 2025, the FASB issued ASU 2025-05, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets”. The amendments affect entities that apply the practical expedient when estimating expected credit losses on current accounts receivable and/or current contract assets arising from transactions under Topic 606, including those assets acquired in a transaction accounted for under Topic 805, Business Combinations. In developing reasonable and supportable forecasts as part of estimating expected credit losses, all entities may elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. The amendments are expected to provide decision-useful information to investors and other financial statement users while reducing the time and effort necessary to analyze and estimate credit losses for current accounts receivable and current contract assets. An entity

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2023, 2024 and 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
that elects the practical expedient, should apply the amendments prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025 and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is currently assessing the impact this standard will have on its consolidated financial statements and related disclosures.
In November 2025, the FASB issued ASU 2025-09, “Derivatives and Hedging (Topic 815): Hedge Accounting Improvements”, to clarify and enhance hedge accounting guidance, targeting improved alignment with risk management practices and addressing issues from global reference rate reform. At this stage, the Company has not yet determined the expected impact of adopting ASU 2025-09 on its financial position, results of operations, cash flows, or related disclosures. The assessment is ongoing.
3. Discontinued Operations:
The Company’s discontinued operations relate to the operations of its dry bulk-related businesses, which formerly comprised the Company’s CBI and dry bulk segments. Following completion of the Spin-Off on May 6, 2025, the Company has no continuing involvement in the dry bulk-related businesses as of such date (Note 1).
The components of assets and liabilities of discontinued operations in the consolidated balance sheet as of December 31, 2024 consisted of the following:

December 31, 2024
CURRENT ASSETS:
Cash and cash equivalents	$47,754
Restricted cash	941
Margin deposits	45,221
Accounts receivable, net	39,646
Inventories	44,500
Due from related parties	7,014
Fair value of derivatives	197
Insurance claims receivable	2,842
Prepayments and other assets	49,795
Total current assets of discontinued operations	$237,910

FIXED ASSETS, NET:
Vessels and advances, net	$671,844
Fixed assets of discontinued operations	$671,844

NON-CURRENT ASSETS:
Accounts receivable, net, non-current	$1,610
Deferred charges, net	19,119
Due from related parties, non-current	1,050
Fair value of derivatives, non-current	147
Restricted cash, non-current	9,236
Operating leases, right-of-use assets	297,975
Total non-current assets of discontinued operations	$329,137

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2023, 2024 and 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

December 31, 2024
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	$30,505
Accounts payable	41,477
Due to related parties	5,319
Operating lease liabilities, current portion	205,172
Accrued liabilities	11,213
Unearned revenue	22,911
Fair value of derivatives	14,465
Other current liabilities	3,905
Total current liabilities of discontinued operations	$334,967

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs	$305,724
Operating lease liabilities, non-current portion	87,424
Fair value of derivatives, non-current portion	5,174
Total non-current liabilities of discontinued operations	$398,322

The components of the income /(loss) from discontinued operations for the years ended December 31, 2023 and 2024 and for the period from January 1, 2025 to May 6, 2025 in the consolidated statements of income consisted of the following:

	Year ended December 31, 2023	Year ended December 31, 2024	Period from January 1, 2025 to May 6, 2025
REVENUES:
Voyage revenue	$663,117	$985,315	$239,719
Voyage revenue – related parties	—	210,087	87,683
Total voyage revenue	663,117	1,195,402	327,402
EXPENSES:
Voyage expenses	(263,366)	(345,289)	(107,383)
Charter-in hire expenses	(340,926)	(706,569)	(166,506)
Voyage expenses-related parties	(2,112)	(9,403)	(3,765)
Vessels’ operating expenses	(97,220)	(82,288)	(27,165)
General and administrative expenses	(5,992)	(8,788)	(8,950)
Management and agency fees-related parties	(28,774)	(30,640)	(10,760)
Amortization of dry-docking and special survey costs	(4,438)	(6,282)	(2,337)
Depreciation	(39,621)	(37,385)	(14,044)
Gain / (loss) on sale of vessels, net	(5,324)	3,788	(4,669)
Loss on vessel held for sale	(2,305)	—	(1,579)
Vessel impairment loss	(434)	—	(179)
Foreign exchange gains	431	11	219
Operating loss	(126,964)	(27,443)	(19,716)

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2023, 2024 and 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

	Year ended December 31, 2023	Year ended December 31, 2024	Period from January 1, 2025 to May 6, 2025
OTHER INCOME / (EXPENSES):
Interest income	2,365	1,473	239
Interest and finance costs	(24,806)	(23,503)	(7,313)
Other, net	5,109	1,477	(47)
Gain /(loss) on derivative instruments, net	6,415	(43,013)	(710)
Total other expenses, net	(10,917)	(63,566)	(7,831)
Net loss from discontinued operations	$(137,881)	$(91,009)	$(27,547)

4. Transactions with Related Parties:
(a) Costamare Shipping Company S.A. (“Costamare Shipping”) and Costamare Shipping Services Ltd. (“Costamare Services”): Costamare Shipping is a ship management company controlled by the Chairman and Chief Executive Officer of the Company, Konstantinos Konstantakopoulos. Costamare Shipping provides the Company with commercial, technical and other management services pursuant to a Framework Agreement dated November 2, 2015, as most recently amended and restated on May 6, 2025 (the “Framework Agreement”), and separate ship management agreements with the relevant vessel owning subsidiaries. Costamare Services, a company controlled by the Company’s Chairman and Chief Executive Officer and a member of his family, provides, pursuant to a Services Agreement dated November 2, 2015 as most recently amended and restated on May 6, 2025 (the “Services Agreement”), the Company’s vessel-owning subsidiaries with chartering, sale and purchase, insurance and certain representation and administrative services. Costamare Shipping and Costamare Services are not part of the consolidated group of the Company.
Pursuant to the Framework Agreement and the Services Agreement, Costamare Shipping and Costamare Services received (i) for each vessel a daily fee of $1.020 and $0.510 for any vessel subject to a bareboat charter, prorated for the calendar days the Company owned each vessel and for the three-month period following the date of the sale of a vessel, (ii) a flat fee of $840 for the supervision of the construction of any newbuild vessel contracted by the Company, (iii) a fee of 1.25% on all gross freight, demurrage, charter hire, ballast bonus or other income earned with respect to each vessel in the Company’s fleet and (iv) a quarterly fee of $667 plus the value of 149,600 shares which Costamare Services may elect to receive in kind. Fees under (i) and (ii) and the quarterly fee under (iv) are annually adjusted upwards to reflect any strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases.
The Company may terminate the Framework Agreement and the Services Agreement, subject to a termination fee, by providing written notice to Costamare Shipping or Costamare Services, as applicable, at least 12 months before the end of the subsequent one-year term. The termination fee is equal to the number of full years remaining prior to December 31, 2035, times the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to a sub-manager); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above.
Management fees charged by Costamare Shipping in the years ended December 31, 2023, 2024 and 2025, amounted to $25,447, $22,779 and $22,148, respectively, and are included in Management fees-related parties in the accompanying consolidated statements of income. The amounts received by Costamare Shipping include amounts paid to third-party managers of $8,821, $6,321 and $5,689 for the years ended December 31, 2023, 2024 and 2025, respectively. In addition, for the year ended December 31, 2025, (i) Costamare Shipping and Costamare Services charged $10,062 ($10,490 and $10,700 for the years ended December 31, 2023 and 2024, respectively), representing a fee of 1.25% on all gross revenues, as provided in the Framework Agreement and the Services Agreement, as applicable, which is included in Voyage expenses-related parties in the accompanying consolidated statements of

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2023, 2024 and 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
income, (ii) Costamare Services charged $2,667 which is included in General and administrative expenses – related parties in the accompanying consolidated statements of income ($2,667 and $2,667 for the years ended December 31, 2023 and 2024, respectively), (iii) Costamare Services charged $6,979, representing the fair value of 598,400 shares, which is included in General and administrative expenses – related parties in the accompanying consolidated statements of income for the year ended December 31, 2025 ($5,850 and $8,427 for the years ended December 31, 2023 and 2024, respectively) and (iv) Costamare Shipping charged $2,520 supervising fees for six newbuild vessels, which are included in Vessels and advances, net in the accompanying 2025 consolidated balance sheet. Furthermore, in accordance with the management agreements with third-party managers, third-party managers have been provided with the amount of $75 or $50 per vessel as working capital security. As of December 31, 2024, the working capital security to third-party managers was $2,325 in aggregate, of which $1,950 is included in Accounts receivable, non-current and $375 in Accounts receivable, net in the accompanying 2024 consolidated balance sheet. As of December 31, 2025, the working capital security to third-party managers was $2,025 in aggregate, which is included in Accounts receivable, net, non-current in the accompanying 2025 consolidated balance sheet.
The balance due to Costamare Shipping at December 31, 2024 and 2025 amounted to $286 and $2,513, respectively and is included in Due to related parties in the accompanying consolidated balance sheets. The balance due to Costamare Services at December 31, 2024 and 2025, amounted to $133 and $387 and is included in Due to related parties in the accompanying consolidated balance sheets.
(b) Blue Net Chartering GmbH & Co. KG (“BNC”) and Blue Net Asia Pte., Ltd. (“BNA”): On January 1, 2018, Costamare Shipping appointed, on behalf of the vessels it manages, BNC, a company 50% (indirectly) owned by the Company’s Chairman and Chief Executive Officer, to provide charter brokerage services to all container vessels under its management (including container vessels owned by the Company). BNC provides exclusive charter brokerage services to containership owners. Under the charter brokerage services agreement as amended, each container vessel-owning subsidiary paid a fee of €9,413 for the years ended December 31, 2023, 2024 and 2025, in respect of each vessel, prorated for the calendar days of ownership (including as disponent owner under a bareboat charter agreement), provided that in respect of container vessels which remain chartered under the same charter party agreement in effect on January 1, 2018, the fee was €1,281 for the years ended December 31, 2023, 2024 and 2025 in respect of each vessel, prorated for the calendar days of ownership (including as disponent owner under a bareboat charter agreement). On March 29, 2021, four of the Company’s container vessels agreed to pay a daily brokerage commission of $0.165 per day to BNC in connection with charters arranged by it. During the years ended December 31, 2023, 2024 and 2025, BNC charged the ship-owning companies $700, $722 and $760, respectively, which are included in Voyage expenses – related parties in the accompanying consolidated statements of income. In addition, on March 31, 2020, Costamare Shipping agreed, on behalf of five of the container vessels it manages, to pay to BNA, a company 50% owned by the Company’s Chairman and Chief Executive Officer, a commission of 1.25% of the gross daily hire earned from the charters arranged by BNA for these five Company container vessels. The last of these charters was terminated in November 2025 and there is no outstanding balance with respect to such commissions as of December 31, 2025. During the years ended December 31, 2023, 2024 and 2025, BNA charged the ship-owning companies $691, $741 and $430 which are included in Voyage expenses – related parties in the accompanying consolidated statements of income.
(c) LC LAW Stylianou & Associates LLC (“LCLAW”): The managing partner of LCLAW, a Cyprus law firm, served as the non-executive President of the Board of Directors of Costamare Participations Plc (Note 10.C), which was a wholly-owned subsidiary of the Company. LCLAW provided legal services to the Company. During the years ended December 31, 2023, 2024 and 2025, LCLAW charged the Company’s subsidiaries $25, $31 and nil, respectively, which are included in “General and Administrative Expenses - Related Parties” in the accompanying consolidated statements of income for the years ended December 31, 2023, 2024 and 2025. There was no balance due from/to LCLAW at both December 31, 2024 and 2025.
(d) Neptune Global Finance Ltd. (“NGF”): Since March 2023, the Company’s Chairman and Chief Executive Officer, Konstantinos Konstantakopoulos owns 51% of NGF, a company incorporated under the laws of Jersey which provides among other services administrative and strategic services to NML. NGF receives a fee of 1.5% on

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2023, 2024 and 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
the contributed capital invested in NML and a fee of 0.8% on the committed capital to be invested in NML. The remaining 49% of NGF is owned by the Managing Director and member of the Board of Directors of NML. From the date Konstantinos Konstantakopoulos acquired 51% of NGF to December 31, 2023 and during the years ended December 31, 2024 and 2025, NGF charged an amount of $2,033, $3,253 and $3,484 as management fees, respectively, which are included in Management fees-related parties in the accompanying consolidated statements of income. The balance due to NGF at December 31, 2025 amounted to $935 and is included in Due to related parties in the accompanying consolidated balance sheets. The balance due to NGF at December 31, 2024 amounted to $806 and is included in Due to related parties in the accompanying consolidated balance sheets.
(e) NML: As of December 31, 2025, an amount of $850, representing the fourth quarter of 2025 coupon payable to the minority interest, is included in Due to related parties in the accompanying consolidated balance sheets.
(f) Codrus capital AG (“Codrus”): In March 2023, the Company entered into an agreement with Codrus, a company incorporated under the laws of Canton Zug, Switzerland, for the provision of financial and strategic advice to the Company, for an annual fee of $250. Codrus is controlled by the Managing Director and member of the Board of Directors of NML. There was no balance due from/to Codrus as of December 31, 2024 and 2025.
(g) Navilands Container Management Ltd. (“Navilands”), Navilands (Shanghai) Containers Management Ltd. (“Navilands (Shanghai)”) and Navilands Maritime Services Ltd. (“Navilands Maritime”): Navilands, Navilands (Shanghai) and Navilands Maritime are controlled by the Company’s Chairman and Chief Executive Officer and a non-independent board member of the Company is a minority shareholder. Since February 2024, certain of the Company’s vessel-owning subsidiaries have entered into individual ship-management agreements with Navilands pursuant to which Navilands provides their vessels, together with Costamare Shipping, with technical, crewing, commercial, provisioning, bunkering, sale and purchase, accounting and insurance services. For certain vessels, Navilands has subcontracted certain services to and has entered into sub-management agreements with Navilands (Shanghai). Navilands and Navilands (Shanghai) charged an aggregate of $2,609 and $3,285 in management fees for the years ended December 31, 2024 and 2025, management fees, respectively, which are included in Management fees-related parties in the accompanying consolidated statements of income. Furthermore, in accordance with the ship-management agreements with Navilands, Navilands has been provided with the amount of $75 per vessel as working capital security. As of December 31, 2024 and 2025, the working capital security paid by the Company to Navilands was $1,125 in aggregate, and is included in Due from related parties, non-current in the accompanying consolidated balance sheets. The balance due to Navilands as of December 31, 2024 and 2025, amounted to $1,667 and $2,539, respectively and is included in Due to related parties in the accompanying consolidated balance sheets. Starting in January 2026, the vessel-owning subsidiaries have appointed Navilands Maritime to provide purchasing services and support services in relation to vessel maintenance, repairs and dry-docking as requested.
(h) Payment undertaking to and Intercreditor agreement with Costamare Bulkers’ subsidiaries: NML has provided financing by means of a five-year sale and leaseback transaction relating to the acquisition by third parties (the “Buyers”) of four handysize bulkers sold by certain of Costamare Bulkers’ subsidiaries (the “Sellers”). The amount of $4,500 of the aggregate sale price has been deferred, which amount is due and payable by the Buyers to NML upon the termination of the lease financing (the “Backend Fee”). NML has agreed to pay to the Sellers any amount of the Backend Fee received from the Buyers and to enter into an intercreditor agreement with the Sellers whereby the Sellers have agreed to subordinate their claims to those of NML in connection with the lease financing.
5. Segmental Financial Information
Following the Spin-Off described in Note 1, the Company now reports two reportable segments. Prior to the Spin-Off, there were four reportable segments; however, the dry bulk and CBI segments were spun off, and the comparative information has been recast accordingly. The Company has identified the Chairman and Chief Executive Officer as the CODM in accordance with ASC 280, Segment Reporting. The CODM is responsible for assessing performance, allocating resources, and making strategic decisions across the Company’s business segments. The Company’s reportable segments from which it derives its revenues: (1) container vessels segment and (2) investment in leaseback vessels through NML (Notes 1 and 11) (the “NML segment”). The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different services. The

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2023, 2024 and 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
container vessel segment consists of transportation of containerized products through ownership and operation of container vessels. Under the NML segment, NML acquires and bareboat charters out the acquired vessels to the respective seller-lessees of the vessels, who have the obligation to purchase the vessel at the end of the bareboat agreement and the right to purchase the vessel prior to the end of the bareboat agreement at a pre-agreed price.
The tables below present information about the Company’s reportable segments as of December 31, 2024 and 2025, and for years ended December 31, 2023, 2024 and 2025. The CODM uses segment profit/(loss) to assess performance and allocate resources (including financial or capital resources) to each segment, primarily through segment performance reviews. Such resources allocation relies not only upon the reported segments’ results but also on CODM’s view and estimates as to the future prospects of each segment. Items included in the segment’s profit/(loss) are allocated to each segment to the extent that the items are directly or indirectly attributable to them. With regards to the items that are allocated by indirect calculation, their allocation keys are defined on the basis of each segment’s drawing on key resources. Summarized financial information concerning each of the Company’s reportable segments is as follows:

	For the year ended December 31, 2025
	Container vessels segment	NML	Total
Voyage revenue	$846,674	$—	$846,674
Income from investment in leaseback vessels	—	31,226	31,226
Total revenues	$846,674	$31,226	$877,900

Less(1):
Voyage expenses	(52,002)	—
Voyage expenses-related parties	(11,252)	—
Vessels’ operating expenses	(162,481)	—
Interest and finance costs	(79,805)	(11,554)
Other segment items(2)	(149,332)	—
Segment profit	$391,802	$19,672	$411,474

Reconciliation of segment profit or loss:
General and administrative expenses			(10,099)
General and administrative expenses – related parties			(9,896)
Management fees-related parties			(28,917)
Foreign exchange gains			2,269
Interest income			19,317
Other, net			966
Gain on derivative instruments, net			11,433
Net income from continuing operations			$396,547

(1)	The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM.
(2)	Other segment items for the Container vessels segment include depreciation expense of the vessels and amortization of dry-docking and special survey costs.

	For the year ended December 31, 2024
	Container vessels segment	NML	Total
Voyage revenue	$864,545	$—	$864,545
Income from investment in leaseback vessels	—	23,947	23,947
Total revenues	$864,545	$23,947	$888,492

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2023, 2024 and 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

	For the year ended December 31, 2024
	Container vessels segment	NML	Total

Less(1):
Voyage expenses	(25,769)	—
Voyage expenses-related parties	(12,163)	—
Vessels’ operating expenses	(157,919)	—
Interest and finance costs	(99,539)	(10,081)
Other segment items(2)	(144,166)	—
Segment profit	$424,989	$13,866	$438,855

Reconciliation of segment profit or loss:
General and administrative expenses			(13,303)
General and administrative expenses – related parties			(11,376)
Management fees-related parties			(28,641)
Foreign exchange losses			(5,451)
Interest income			31,712
Income from equity method investments			12
Other, net			1,396
Loss on derivative instruments, net			(5,861)
Net income from continuing operations			$407,343

(1)	The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM.
(2)	Other segment items for the Container vessels segment include depreciation expense of the vessels and amortization of dry-docking and special survey costs.

	For the year ended December 31, 2023
	Container vessels segment	NML	Total
Voyage revenue	$839,374	$—	$839,374
Income from investment in leaseback vessels	—	8,915	8,915
Total revenues	$839,374	$8,915	$848,289

Less(1):
Voyage expenses	(12,490)	—
Voyage expenses-related parties	(11,881)	—
Vessels’ operating expenses	(160,868)	—
Interest and finance costs	(117,415)	(2,208)
Other segment items(2)	(142,063)	—
Segment profit	$394,657	$6,707	$401,364

Reconciliation of segment profit or loss:
General and administrative expenses			(9,682)
General and administrative expenses – related parties			(8,542)
Management fees-related parties			(27,480)
Gain on sales of vessels, net			117,544
Foreign exchange gains			2,145

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2023, 2024 and 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

	For the year ended December 31, 2023
	Container vessels segment	NML	Total
Interest income			30,082
Income from equity method investments			764
Other, net			1,832
Gain on derivative instruments, net			10,873
Net income from continuing operations			$518,900

(1)	The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM.
(2)	Other segment items for the Container vessels segment include depreciation expense of the vessels and amortization of dry-docking and special survey costs.

	As of December 31, 2025
	Container vessels segment	NML	Total assets from continuing operations	Total assets
Total Assets	$3,416,122	$446,540	$3,862,662	$3,862,662

	As of December 31, 2024
	Container vessels segment	NML	Total assets from continuing operations	Total assets from discontinued operations	Total assets
Total Assets	$3,576,688	$333,108	$3,909,796	$1,238,891	$5,148,687

6. Short-term investments:
As of December 31, 2025, the Company held one zero-coupon U.S. treasury bill (the “Bill”) with a face value of $19,394 at a cost of $19,226. As of December 31, 2024, the Company held one zero-coupon Bill with a face value of $18,591 at a cost of $18,389.
7. Inventories:
Inventories in the accompanying consolidated balance sheets relate to bunkers, lubricants and spare parts on board the vessels.
8. Vessels and advances, net:
The amounts in the accompanying consolidated balance sheets are as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2024	$3,998,365	$(1,166,054)	$2,832,311
Depreciation	—	(125,365)	(125,365)
Other vessels’ costs	8,222	—	8,222
Balance, December 31, 2024	4,006,587	(1,291,419)	2,715,168
Depreciation	—	(129,074)	(129,074)
Vessel acquisitions, advances and other vessels’ costs	152,888	—	152,888
Balance, December 31, 2025	$4,159,475	$(1,420,493)	$2,738,982

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2023, 2024 and 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
During the year ended December 31, 2025, the Company prepaid the outstanding balance of Sykes Maritime Co. finance lease liabilities (Note 11) and re-acquired the 2018-built, 3,800 TEU container vessel Polar Brasil.
In addition, during the year ended December 31, 2025, the Company: (i) entered into a memorandum of agreement with an unrelated third party to acquire the 2006-built, 6,541 TEU capacity container vessel Maersk Puelo. Concurrently, the Company entered into a time charter agreement with the same third party to charter the vessel back for a period ranging from a minimum of 13 months to a maximum of 72 months, at the charterer’s option. On the basis that the fair value of the vessel on a charter-free basis exceeded the purchase price, the Company concluded that the purchase price should be adjusted to reflect the off-market terms of the leaseback by recognizing a deferred rent liability of $46,500. This deferred rent is recognized as lease income on a straight-line basis over the estimated lease term (Note 12(b)), (ii) entered into newbuilding contracts with a shipyard for the construction of six newbuild container vessels, each with approximately 3,100 TEU capacity (Note 13(b)). The six newbuild vessels are expected to be delivered between the second quarter of 2027 and the first quarter of 2028, whereupon they will each commence an eight-year time charter with their respective charterers. During the year ended December 31, 2025, in connection with the (i) and (ii) above the Company paid the amount of $55,848, in the aggregate.
During the year ended December 31, 2023, the Company purchased the 51% equity interest held by funds managed and/or advised by York Capital Management Global Advisors LLC and its affiliate Sparrow Holdings, L.P. (collectively, “York”) in the company owning the 2001-built, 1,550 TEU capacity containership Arkadia, at a consideration price of $4,692. As a result, the Company acquired the controlling interest and became the sole shareholder of the vessel owning company. The favorable lease terms associated with the vessel were recorded as an intangible asset (“Time charter assumed”) at the time of the acquisition in the amount of $320. Management accounted for this acquisition as an asset acquisition under ASC 805 “Business Combinations”.
During the year ended December 31, 2023, the Company sold the container vessels Sealand Washington and Maersk Kalamata, which were held for sale at December 31, 2022 and the container vessel Oakland and recognized an aggregate net gain of $87,965, which is included in Gain on sale of vessels, net in the accompanying consolidated statement of income for the year ended December 31, 2023.
During the years ended December 31, 2023, 2024 and 2025, the Company did not record any impairment loss in relation to its vessels.
As of December 31, 2025, 60 of the Company’s vessels, with a total carrying value of $2,358,507, have been provided as collateral to secure the long-term debt discussed in Note 10. This excludes the vessels YM Totality, YM Target and YM Tiptop, and six unencumbered vessels.
9. Deferred Charges, net:
Deferred charges, net include the unamortized dry-docking and special survey costs. The amounts in the accompanying consolidated balance sheets are as follows:

Balance, January 1, 2024	$54,202
Additions	15,831
Amortization	(17,345)
Balance, December 31 2024	52,688
Additions	20,898
Amortization	(19,794)
Balance, December 31, 2025	$53,792

During the year ended December 31, 2025, 12 vessels underwent and completed their special surveys and two vessels were in the process of completing their special surveys. During the year ended December 31, 2024, seven vessels underwent and completed their special survey and one vessel was in the process of completing her

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2023, 2024 and 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
special survey and during the year ended December 31, 2023, 15 vessels underwent and completed their special surveys and one vessel was in the process of completing her special survey. The amortization of the dry-docking and special survey costs is separately reflected in the accompanying consolidated statements of income.
10. Long-Term Debt:
The amounts shown in the accompanying consolidated balance sheets consist of the following:

Borrower(s)			December 31, 2024	December 31, 2025
A.	Term Loans:
	1	Ainsley Maritime Co. and Ambrose Maritime Co.	$109,821	$99,107
	2	Hyde Maritime Co. and Skerrett Maritime Co.	104,596	93,288
	3	Kemp Maritime Co.	52,825	47,125
	4	Achilleas Maritime Corporation et al.	33,492	18,414
	5	Costamare Inc	27,750	20,750
	6	Benedict et al.	294,762	212,667
	7	Reddick Shipping Co. and Verandi Shipping Co.	21,000	9,000
	8	Quentin Shipping Co. and Sander Shipping Co.	64,250	53,875
	9	Bastian Shipping Co. et al.	199,390	146,400
	10	NML Loan 1	—	—
	11	Kalamata Shipping Corporation et al.	54,000	44,000
	12	Capetanissa Maritime Corporation et al.	18,917	15,417
	13	NML Loan 2	23,250	20,250
	14	NML Loan 3	8,190	7,150
	15	NML Loan 4	11,628	9,648
	16	NML Loan 5	4,942	3,952
	17	NML Loan 6	5,510	4,574
	18	NML Loan 7	9,581	8,531
	19	NML Loan 8	11,196	9,792
	20	NML Loan 9	10,900	8,934
	21	NML Loan 10	21,392	—
	22	NML Loan 11	16,485	—
	23	NML Loan 12	5,910	5,030
	24	NML Loan 13	5,302	—
	25	NML Loan 14	4,385	3,545
	26	NML Loan 15	5,130	4,617
	27	NML Loan 16	—	10,917
	28	NML Loan 17	—	—
	29	Sykes Maritime Co.	—	22,323
	30	NML Loan 18	—	78,041
	31	Beardmore Maritime Co. et al.	—	120,000
	32	Bertrand Maritime Co. et al.	—	241,571
	33	NML Loan 19	—	10,429
		Total Term Loans	$1,124,604	$1,329,347
B.	Other financing arrangements		584,632	193,632
C.	Unsecured Bond Loan		—	—
		Total long-term debt	$1,709,236	$1,522,979
		Less: Deferred financing costs	(11,396)	(8,141)

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2023, 2024 and 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Borrower(s)		December 31, 2024	December 31, 2025
	Total long-term debt, net	$1,697,840	$1,514,838
	Less: Long-term debt current portion	(290,882)	(270,754)
	Add: Deferred financing costs, current portion	3,522	2,623
	Total long-term debt, non-current, net	$1,410,480	$1,246,707

A. Term Loans:
1. On March 19, 2021, Ainsley Maritime Co. and Ambrose Maritime Co. entered into a loan agreement with a bank for an amount of $150,000, in order to refinance two term loans and for general corporate purposes. The facility was drawn down in two tranches on March 24, 2021. As of December 31, 2025, the outstanding balance of each tranche of $49,553.6 is repayable in 21 equal quarterly installments of $1,339.3, from March 2026 to March 2031 and a balloon payment of $21,428.6 each payable together with the last installment.
2. On March 24, 2021, Hyde Maritime Co. and Skerrett Maritime Co. entered into a loan agreement with a bank for an amount of $147,000, in order to refinance two term loans and for general corporate purposes. The facility was drawn down in two tranches on March 26, 2021. On December 20, 2022, the loan agreement was amended, resulting in the extension of the repayment period until March 2029. As of December 31, 2025, the outstanding balance of each tranche of $46,644.2 is repayable in 13 equal quarterly installments of $1,413.5, from March 2026 to March 2029 and a balloon payment of $28,269.2 payable together with the last installment of each tranche.
3. On March 29, 2021, Kemp Maritime Co. entered into a loan agreement with a bank for an amount of $75,000, in order to refinance one term loan and for general corporate purposes. The facility was drawn down on March 30, 2021. As of December 31, 2025, the outstanding balance of the loan of $47,125 is repayable in 13 equal quarterly installments of $1,425, from March 2026 to March 2029 and a balloon payment of $28,600 payable together with the last installment.
4. On June 1, 2021, Achilleas Maritime Corporation, Angistri Corporation, Fanakos Maritime Corporation, Fastsailing Maritime Co., Lindner Shipping Co., Miko Shipping Co., Saval Shipping Co., Spedding Shipping Co., Tanera Shipping Co., Timpson Shipping Co. and Wester Shipping Co., entered into a loan agreement with a bank for an amount of up to $158,105, in order to partly refinance one term loan and to finance the acquisition cost of the vessels Porto Cheli, Porto Kagio and Porto Germeno. The facility was drawn down in four tranches. On June 4, 2021, the Refinancing tranche of $50,105 and Tranche C of $38,000 were drawn down, on June 7, 2021, Tranche A of $35,000 was drawn down and on June 24, 2021, Tranche B of $35,000 was drawn down. On August 12, 2021, the Company prepaid $7,395.1 due to the sale of Venetiko, on the then outstanding balance. On October 12, 2021 and October 25, 2021, the Company prepaid $6,531 and $6,136, respectively due to the sale of ZIM Shanghai and ZIM New York, on the then outstanding balance. On February 1, 2022, the then outstanding balance of Tranche C of $34,730 was fully repaid (Note 10.A.5). On October 7, 2022, the Company prepaid $6,492, due to the sale of Sealand Illinois, on the then outstanding balance. On May 8, 2023, the loan agreement was amended, resulting in the extension of the repayment period until September 2026 for the Refinancing tranche and until December 2026 for Tranches A and B. On October 13, 2023, the Company prepaid $2,668.2 on the then outstanding balance due to the sale of the vessel Oakland. On August 12, 2024, the loan agreement was amended, resulting in the extension of the repayment period until December 2026 for the Refinancing tranche and until March, 2027 for Tranches A and B. As of December 31, 2025, the outstanding balance of the Refinancing tranche of $2,414 is repayable in four variable quarterly installments, from March 2026 to December 2026. As of December 31, 2025, the outstanding balance of each of Tranche A and Tranche B of $8,000 is repayable in five variable quarterly installments, from March 2026 to March 2027.
5. On January 26, 2022, the Company entered into a loan agreement with a bank for an amount of up to $85,000 in order to refinance one term loan and Tranche C of the term loan discussed in Note 10.A.4 and for general corporate

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2023, 2024 and 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
purposes. On January 31, 2022, the Company drew down the amount of $85,000. As of December 31, 2025, the outstanding balance of $20,750 is repayable in one last quarterly installment of $1,750, in January 2026 and a balloon payment of $19,000 payable together with the last installment.
6. On May 12, 2022, Benedict Maritime Co., Caravokyra Maritime Corporation, Costachille Maritime Corporation, Navarino Maritime Corporation, Duval Shipping Co., Jodie Shipping Co., Kayley Shipping Co., Madelia Shipping Co., Marina Maritime Corporation, Percy Shipping Co., Plange Shipping Co., Rena Maritime Corporation, Rockwell Shipping Co., Simone Shipping Co., Vernes Shipping Co., Virna Shipping Co. and Uriza Shipping S.A. signed a syndicated loan agreement for an amount of up to $500,000 in order to partly refinance, among others, two term loans, to finance the acquisition cost of one vessel under a financing agreement discussed in Note 10.B.2, to finance the acquisition cost of four container vessels under finance lease agreements and for general corporate purposes. During June 2022, Benedict Maritime Co., Caravokyra Maritime Corporation, Costachille Maritime Corporation, Navarino Maritime Corporation, Duval Shipping Co., Jodie Shipping Co., Kayley Shipping Co., Madelia Shipping Co., Marina Maritime Corporation, Percy Shipping Co., Plange Shipping Co., Rena Maritime Corporation, Rockwell Shipping Co., Simone Shipping Co., Vernes Shipping Co., Virna Shipping Co. and Uriza Shipping S.A. drew down the aggregate amount of $500,000. As of December 31, 2025, the aggregate outstanding balance of $212,667 is repayable in six equal quarterly installments of $20,523.8, from March 2026 to June 2027 with an aggregate balloon payment of $89,523.8 that is payable together with the respective last installments.
7. On September 29, 2022, Reddick Shipping Co. and Verandi Shipping Co. signed a loan agreement with a bank for an amount of $46,000 in order to refinance one term loan. On September 30, 2022, Reddick Shipping Co. and Verandi Shipping Co. drew down the amount of $46,000. On April 30, 2024, the loan agreement was amended, resulting in the extension of the repayment period until March 2027. As of December 31, 2025, the outstanding balance of $9,000 is repayable in five variable quarterly installments, from March 2026 to March 2027.
8. On November 11, 2022, Quentin Shipping Co. and Sander Shipping Co. signed a loan agreement with a bank for an amount of $85,000 in order to refinance one term loan. On November 14, 2022, Quentin Shipping Co. and Sander Shipping Co. drew down in two tranches the aggregate amount of $85,000. As of December 31, 2025, the outstanding balance of each tranche of $26,937.5 is repayable in 20 equal quarterly installments of $1,296.9, from February 2026 to November 2030 and a balloon payment of $1,000 payable together with the last installment.
9. On December 14, 2022, Bastian Shipping Co., Cadence Shipping Co., Adele Shipping Co., Raymond Shipping Co., Terance Shipping Co., Undine Shipping Co., Tatum Shipping Co., Singleton Shipping Co., Evantone Shipping Co. and Fortrose Shipping Co. signed a loan agreement with a bank for an amount of $322,830 in order to refinance five term loans and for general corporate purposes. During January 2023, the aggregate amount of 322,830 was drawn. As of December 31, 2025, the aggregate outstanding balance of $146,600 is repayable in variable quarterly installments, from March 2026 to December 2029 with an aggregate balloon payment of $16,800 that is payable together with the respective last installment.
10. At the time that the Company obtained control in NML (Note 1) during the year ended December 31, 2023, an NML subsidiary had entered into a loan agreement to finance one sale and leaseback arrangement. On September 12, 2024, the then outstanding balance of $3,962 was fully repaid.
11. On April 19, 2023, Alford Shipping Co., Finney Shipping Co., Kalamata Shipping Corporation, Nisbet Shipping Co. and Novara Shipping Co. signed a loan agreement with a bank for an amount of $72,000 in order to refinance two term loans. On April 24, 2023, Alford Shipping Co., Finney Shipping Co., Kalamata Shipping Corporation, Nisbet Shipping Co. and Novara Shipping Co. drew down the amount of $69,000. As of December 31, 2025, the outstanding balance of $44,000 is repayable in 14 equal quarterly installments of $2,500, from January 2026 to April 2029 and a balloon payment of $9,000 payable together with the last installment.
12. On May 26, 2023, Capetanissa Maritime Corporation and Berg Shipping Co. signed a loan agreement with a bank for an amount of $25,548 in order to refinance two term loans. On May 30, 2023, Capetanissa Maritime Corporation and Berg Shipping Co. drew down the amount of $24,167 in two tranches. As of December 31, 2025, the outstanding balance of Tranche A of $9,055 is repayable in 10 equal quarterly installments of $513.2, from

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2023, 2024 and 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
February 2026 to May 2028 and a balloon payment of $3,923 payable together with the last installment. As of December 31, 2025, the outstanding balance of Tranche B of $6,362 is repayable in 10 equal quarterly installments of $361.8, from February 2026 to May 2028 and a balloon payment of $2,744 payable together with the last installment.
13. During the year ended December 31, 2023, four NML subsidiaries entered into a loan agreement to finance four sale and leaseback arrangements that they have entered into. On July 10, 2024, one of the four NML subsidiaries prepaid the then outstanding balance of $8,010. As of December 31, 2025, the outstanding balance of $20,250 is repayable in 11 equal quarterly installments of $750, from January 2026 to July 2028 with an aggregate balloon payment of $12,000 that is payable together with the respective last installment.
14. During the year ended December 31, 2023, two NML subsidiaries entered into a loan agreement to finance two sale and leaseback arrangements that they have entered into. On July 19, 2024, one of the two NML subsidiaries prepaid the then outstanding balance of $8,710. As of December 31, 2025, the aggregate outstanding balance of $7,150 is repayable in 10 equal quarterly installments of $260, from January 2026 to April 2028 with a balloon payment of $4,550 that is payable together with the last installment.
15. During the year ended December 31, 2024, two NML subsidiaries entered into a loan agreement to finance two sale and leaseback arrangements that they have entered into. As of December 31, 2025, the aggregate outstanding balance of $9,648 is repayable in equal quarterly installments, from March 2026 to October 2028 with an aggregate balloon payment of $4,450 that is payable together with the respective last installment.
16. During the year ended December 31, 2024, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. As of December 31, 2025, the outstanding balance of $3,952 is repayable in 10 equal quarterly installments of $247.5, from March 2026 to June 2028 with a balloon payment of $1,477 that is payable together with the respective last installment.
17. During the year ended December 31, 2024, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. As of December 31, 2025, the outstanding balance of $4,574 is repayable in 11 equal quarterly installments of $234, from March 2026 to September 2028 with a balloon payment of $2,000 that is payable together with the respective last installment.
18. During the year ended December 31, 2024, two NML subsidiaries entered into a loan agreement to finance two sale and leaseback arrangements that they have entered into. As of December 31, 2025, the aggregate outstanding balance of $8,531 is repayable in variable quarterly installments, from March 2026 to February 2029 with an aggregate balloon payment of $5,250 that is payable together with the respective last installment.
19. During the year ended December 31, 2024, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. As of December 31, 2025, the outstanding balance of $9,792 is repayable in 12 equal quarterly installments of $351, from March 2026 to December 2028 with a balloon payment of $5,580 that is payable together with the respective last installment.
20. During the year ended December 31, 2024, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. As of December 31, 2025, the outstanding balance of $8,934 is repayable in 11 variable quarterly installments, from March 2026 to September 2028 with a balloon payment of $4,275 that is payable together with the respective last installment.
21. During the year ended December 31, 2024, three NML subsidiaries entered into a loan agreement to finance three sale and leaseback arrangements that they have entered into. On December 20, 2024, one of the three NML subsidiaries prepaid the then outstanding balance of $10,257. On June 17, 2025, one of the three NML subsidiaries prepaid the then outstanding balance of $10,489. On August 26, 2025, the then outstanding balance of $10,282 was fully repaid.

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2023, 2024 and 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
22. During the year ended December 31, 2024, two NML subsidiaries entered into a loan agreement to finance two sale and leaseback arrangements that they have entered into. On May 30, 2025 one of the two NML subsidiaries prepaid the then outstanding balance of $7,610. On November 21, 2025, the then outstanding balance of $7,670 was fully repaid.
23. During the year ended December 31, 2024, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. As of December 31, 2025, the outstanding balance of $5,030 is repayable in 14 equal quarterly installments of $220, from January 2026 to April 2029 with a balloon payment of $1,950 that is payable together with the last installment.
24. During the year ended December 31, 2024, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. On July 8, 2025, the then outstanding balance of $4,820 was fully repaid.
25. During the year ended December 31, 2024, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. As of December 31, 2025, the outstanding balance of $3,545 is repayable in 12 equal quarterly installments of $210, from February 2026 to November 2028 with a balloon payment of $1,025 that is payable together with the last installment.
26. During the year ended December 31, 2024, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. As of December 31, 2025, the outstanding balance of $4,617 is repayable in 16 equal quarterly installments of $128.3, from February 2026 to August 2029 with a balloon payment of $2,565 that is payable together with the last installment.
27. During the year ended December 31, 2025, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. As of December 31, 2025, the outstanding balance of $10,917 is repayable in 14 variable installments, from January 2026 to February 2029 with a balloon payment of $6,120 that is payable together with the last installment.
28. During the year ended December 31, 2025, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. On November 14, 2025, the then outstanding balance of $18,795 was fully repaid.
29. On March 31, 2025, Sykes Maritime Co. entered into a loan agreement with a bank for an amount of up to $23,500 in order to finance the acquisition cost of one vessel under a financing agreement discussed in Note 11(a). On March 31, 2025, the amount of $23,500 was drawn down. As of December 31, 2025, the outstanding balance of $22,323 is repayable in 17 equal quarterly installments of $392.5, from March 2026 to March 2030 with a balloon payment of $15,650 that is payable together with the last installment.
30. During the year ended December 31, 2025, seven NML subsidiaries entered into a loan agreement to finance seven sale and leaseback arrangements that they have entered into. As of December 31, 2025, the aggregate outstanding balance of $78,041 is repayable in variable quarterly installments, from February 2026 to August 2030 with an aggregate balloon payment of $40,120 that is payable together with the respective last installment.
31. On September 4, 2025, Beardmore Maritime Co. and Fairbank Maritime Co. entered into a loan agreement with a bank for an amount of up to $120,000 in order to finance the acquisition cost of the two vessels under the financing arrangements discussed in Note 10.B.2 below. On October 10, 2025, the two companies drew down the amount of $120,000 in two tranches. As of December 31, 2025, the outstanding balance of each tranche of $6,000 is repayable in 20 equal quarterly installments of $937.5, from January 2026 to October 2030 and a balloon payment of $41,250 payable together with the last installment.
32. On September 5, 2025, Bertrand Maritime Co., Schofield Maritime Co., Barkley Shipping Co. and Conley Shipping Co. entered into a loan agreement with a bank for an amount of up to $245,000 in order to finance the acquisition cost of the two vessels under the financing agreement discussed in Note 10.B.1 below, and the acquisition cost of the two vessels under the financing arrangements discussed in Note 10.B.2. On October 9, 2025, Barkley Shipping Co. and Conley Shipping Co. drew down the aggregate amount of $130,000 in two tranches,

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2023, 2024 and 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
tranche C and tranche D, and on October 15, 2025, Bertrand Maritime Co. and Schofield Maritime Co. drew down the aggregate amount of $111,571 in two tranches, tranche A and tranche B. As of December 31, 2025, the aggregate balance of tranche A and tranche B of $111,571, is repayable in 20 equal quarterly installments of $1,743.3, from January 2026 to October 2030 and an aggregate balloon payment of $76,704.7 payable together with the last installment. As of December 31, 2025, the aggregate balance of tranche C and tranche D of $130,000, is repayable in 20 equal quarterly installments of $1,625, from January 2026 to October 2030 and an aggregate balloon payment of $97,500 payable together with the last installment.
33. During the year ended December 31, 2025, two NML subsidiaries entered into a loan agreement to finance two sale and leaseback arrangements that they have entered into. As of December 31, 2025, the aggregate outstanding balance of $10,429 is repayable in 18 equal quarterly installments of $368.3, from January 2026 to April 2030 with an aggregate balloon payment of $3,800 that is payable together with the last installment.
Each of the term loans discussed above bears interest at Term Secured Overnight Financing Rate (“SOFR”) plus a spread, other than (i) the loans discussed in Notes 10.A.6, 10.A.9, 10.A.12, 10.A.15, 10.A.16, 10.A.17, 10.A.18, 10.A.22, 10.A.23, 10.A.25, 10.A.26 which bear interest at Daily Non-Cumulative Compounded SOFR plus a spread and (ii) the loan discussed in Note 10.A.2 which bears interest at a fixed rate. The term loans are secured by, inter alia, (a) first-priority mortgages over the financed vessels, (b) first priority assignments of all insurances and earnings of the mortgaged vessels and (c) corporate guarantees of Costamare or its subsidiaries, as the case may be. The loan agreements contain usual ship finance covenants, including restrictions as to changes in management and ownership of the vessels, as to additional indebtedness and as to further mortgaging of vessels, as well as minimum requirements regarding hull Value Maintenance Clauses in the range of 110% to 140%, restrictions on dividend payments if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend and may also require the Company to maintain minimum liquidity, minimum net worth, interest coverage and leverage ratios, as defined.
B. Other Financing Arrangements
1. In August 2018, the Company, through five wholly-owned subsidiaries, entered into five pre and post-delivery financing agreements with a financial institution for the five newbuild containerships. The Company is required to repurchase each underlying vessel at the end of the lease and as such it has assessed that under ASC 606, the advances paid for the vessels under construction are not derecognized and the amounts received are accounted for as financing arrangements. The total financial liability under these financing agreements is repayable in 120 monthly installments beginning upon vessel delivery date including the amount of purchase obligation at the end of the agreements. On October 10, 2025, following the agreement of the loan discussed in Note 10.A.32, Barkley Shipping Co. and Conley Shipping Co. prepaid the then outstanding amount of $126,873 and acquired the vessels YM Triumph and YM Truth. As of December 31, 2025, the aggregate outstanding amount of the financing arrangements of the remaining three vessels is repayable in variable installments from January 2026 to May 2031, including the amount of purchase obligation at the end of each financing agreement. The financing arrangements bear fixed interest and for the years ended December 31, 2023, 2024 and 2025, the aggregate interest expense incurred amounted to $16,957, $16,095 and $14,052, respectively, and is included in Interest and finance costs in the accompanying consolidated statements of income.
2. On November 12, 2018, the Company entered into a Share Purchase Agreement with York (the “York SPA”). Since that date, the financing arrangements that the five ship-owning companies had previously entered into for their vessels are included in the consolidation. On June 17, 2022, following the agreement of the loan discussed in Note 10.A.6, the Company prepaid the then outstanding amount of $77,435 under the respective financing arrangement in order to acquire the vessel Triton. On October 13, 2025, following the agreement of the loan discussed in Note 10.A.31, Beardmore Maritime Co. and Fairbank Maritime Co. prepaid the then outstanding amount under the respective financing arrangements of $112,625 and acquired the vessels Talos and Theseus. On October 16, 2025, following the agreement of the loan discussed in Note 10.A.32, Bertrand Maritime Co. and Schofield Maritime Co. prepaid the then outstanding amount under the respective financing arrangements of $110,837 and acquired the vessels Titan and Taurus. There was no outstanding balance of the financing arrangements as at December 31, 2025. The financing arrangements bore fixed interest and for the years ended

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2023, 2024 and 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
December 31, 2023, 2024 and 2025, the aggregate interest expense incurred amounted to $12,511, $11,351 and $8,122, respectively, and is included in Interest and finance costs in the accompanying consolidated statements of income.
As of December 31, 2025, the aggregate outstanding balance of the financing arrangements under (1) and (2) above was $193,632.
C. Unsecured Bond Loan (“Bond Loan”)
In May 2021, the Company, through its wholly-owned subsidiary, Costamare Participations Plc (the “Issuer”), issued €100 million of unsecured bonds to investors (the “Bond Loan”) and listed the bonds on the Athens Exchange. The Bond Loan was originally due to mature in May 2026 and carried a coupon of 2.70%, payable semiannually. The bond offering was completed on May 25, 2021. The trading of the Bonds on the Athens Exchange commenced on May 26, 2021. The net proceeds of the offering were used for the repayment of indebtedness, vessel acquisitions and working capital purposes.
On October 11, 2024, Costamare Participations Plc announced the early redemption of the Bond Loan in full and on November 25, 2024, the Bond Loan, along with the coupon payment and a premium of 0.5% on the nominal amount was fully prepaid.
During the years ended December 31, 2023 and 2024, the interest expense incurred amounted to $2,962 and $2,688.0, respectively and is included in Interest and finance costs in the accompanying consolidated statements of income.
D. Annual Repayments of total long-term debt.
The annual repayments under the Term Loans and Other Financing Arrangements after December 31, 2025, are in the aggregate as follows:

Year ending December 31	Amount
2026	$270,754
2027	281,189
2028	185,596
2029	235,840
2030	421,263
2031 and thereafter	128,337
Total	$1,522,979

The interest rate of Costamare’s Term Loans and Other Financing Arrangements (inclusive of fixed rate Term Loans and the related cost of derivatives) as of December 31, 2023, 2024 and 2025, was in the range 2.99% - 9.00%, 2.99% - 6.63% and 2.99% - 5.88%, respectively. The weighted average interest rate of Costamare’s Term Loans and Other Financing Arrangements (inclusive of fixed rate Term Loans and the related cost of derivatives) as of December 31, 2023, 2024 and 2025, was 4.7%, 4.7% and 4.8%, respectively.
Total interest expense incurred on long-term debt including the effect of the hedging interest rate swaps / caps (discussed in Notes 17 and 19) and capitalized interest for the years ended December 31, 2023, 2024 and 2025, amounted to $107,842, $95,693 and $79,799, respectively. In 2025, an amount of $466 is capitalized and included in Vessels and Advances, net in the consolidated balance sheet as of December 31, 2025.

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2023, 2024 and 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
E. Financing Costs
The amounts of financing costs included in the loan balances and finance lease liabilities (Note 11) are as follows:

Balance, January 1, 2024	$16,561
Additions	1,306
Amortization and write-off	(6,471)
Balance, December 31, 2024	$11,396
Additions	3,022
Amortization and write-off	(6,277)
Balance, December 31, 2025	$8,141
Less: Current portion of financing costs	(2,623)
Financing costs, non-current portion	$5,518

Financing costs represent legal fees and fees paid to the lenders for the arrangement of the Company’s financing. The amortization and write-off of loan financing costs is included in Interest and finance costs in the accompanying consolidated statements of income (Note 17).
11. Right-of-Use Assets, Finance Lease Liabilities, Investment in leaseback vessels and Net investment in Sales-type leases:
(a) Right-of-Use Assets and Finance Lease Liabilities:
On May 12, 2023, the Company entered into a Share Purchase Agreement with York and assumed the related finance lease liability with reference to the sale and leaseback agreement dated December 15, 2015. On the acquisition date, the Company accounted for the arrangement as a finance lease and recognized the finance lease liability amounting to $28,064, making use of an incremental borrowing rate of 6.04%. On April 16, 2025, the then outstanding balance of the finance lease liability was fully repaid through the term loan discussed in Note 10.A.29 and the vessel Polar Brasil was repurchased and recorded under Vessels and Advances, net in the accompanying consolidated balance sheets (Note 8).
The depreciation with respect to the right-of-use assets under finance lease, charged during the years ended December 31, 2023, 2024 and 2025, amounted to $817, $1,393 and $401, respectively, and is included in Depreciation in the accompanying consolidated statements of income. As of December 31, 2024 and 2025, the carrying value of the right-of-use assets under finance lease amounted to $37,818 and nil, respectively, and is separately reflected as Finance leases, right-of-use assets, in the accompanying consolidated balance sheets.
Total interest expenses incurred on finance leases, for the years ended December 31, 2023, 2024 and 2025, amounted to $950, $1,510 and $421, respectively, and are included in Interest and finance costs in the accompanying consolidated statements of income.
The total finance lease liabilities as of December 31, 2024 and 2025, amounted to $23,877 and nil, respectively, and are separately reflected in Finance lease liability in the accompanying consolidated balance sheets.
(b) Investments in leaseback vessels:
i. At the time that the Company obtained control in NML (Note 1), NML subsidiaries had the following vessels under sale and leaseback arrangements:
1. One container vessel that was originally acquired in May 2021 by a wholly-owned subsidiary of NML and was leased back under bareboat charter to the seller for a period of 4.75 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The quarterly payments under the bareboat charter agreement bear interest at SOFR plus a margin.

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2023, 2024 and 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
At March 30, 2023, the date the Company obtained control over NML, the Company assessed that the arrangement constituted a failed sale and recognized loan receivable of $9,479. During the year ended December 31, 2024, the outstanding loan receivable balance under the bareboat agreement was fully received and the vessel was repurchased by the lessee.
2. One dry bulk vessel that was originally acquired in May 2022 by a wholly-owned subsidiary of NML and was leased back under bareboat charter to the seller for a period of 5.5 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. At March 30, 2023, the date the Company obtained control over NML, the Company assessed that the arrangement constituted a failed sale and recognized loan receivable of $8,439. During the year ended December 31, 2023, the outstanding loan receivable balance under the bareboat agreement was fully received and the vessel was repurchased by the lessee.
3. One dry bulk vessel that was originally acquired in December 2022 by a wholly-owned subsidiary of NML and was leased back under bareboat charter to the seller for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at a fixed rate. At March 30, 2023, the date the Company obtained control over NML, the Company assessed that the arrangement constituted a failed sale and recognized loan receivable of $15,194. During the year ended December 31, 2024, the outstanding loan receivable balance under the bareboat agreement was fully received and the vessel was repurchased by the lessee.
4. One dry bulk vessel that was originally acquired in December 2022 by a wholly-owned subsidiary of NML and leased back under bareboat charter to the seller for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. At March 30, 2023, the date the Company obtained control over NML, the Company assessed that the arrangement constituted a failed sale and recognized loan receivable of $6,515. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $4,657 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.
ii. Subsequent to the NML acquisition (Note 1), NML acquired the following vessels under sale and lease back arrangements:
1. In March 2023, NML acquired one dry bulk vessel for $12,250, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. During the year ended December 31, 2024, the outstanding loan receivable balance under the bareboat agreement was fully received and the vessel was repurchased by the lessee.
2. In April 2023, NML acquired one dry bulk vessel for $12,250, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $9,051, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.
3. In May 2023, NML acquired one dry bulk vessel for $10,350, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2023, 2024 and 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $7,104, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.
4. In June 2023, NML acquired one dry bulk vessel for $9,350, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $6,205, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.
5. In July 2023, NML acquired one tanker vessel for $10,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The quarterly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. During the year ended December 31, 2024, the outstanding loan receivable balance under the bareboat agreement was fully received and the vessel was repurchased by the lessee.
6. In July 2023, NML acquired one tanker vessel for $10,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The quarterly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $7,485, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.
7. In July 2023, NML acquired one tanker vessel for $10,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The quarterly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $7,485, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.
8. In July 2023, NML acquired one tanker vessel for $10,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The quarterly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $7,485, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.
9. In August 2023, NML acquired an offshore supply vessel for $13,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear fixed interest. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. During the year ended December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was fully received and the vessel was repurchased by the lessee.

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2023, 2024 and 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
10. In August 2023, NML acquired an offshore support vessel for $13,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear fixed interest. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. During the year ended December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was fully received and the vessel was repurchased by the lessee.
11. In September 2023, NML acquired one dry bulk vessel for $8,500 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $6,556, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.
12. In September 2023, NML acquired a multipurpose offshore vessel for $14,400, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear fixed interest. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $9,715, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.
13. In October 2023, NML acquired one dry bulk vessel for $8,500, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $6,570, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.
14. In November 2023, NML acquired one dry bulk vessel for $8,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $6,191, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.
15. In December 2023, NML acquired one dry bulk vessel for $12,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. During the year ended December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was fully received and the vessel was repurchased by the lessee.
16. In December 2023, NML acquired one dry bulk vessel for $11,700, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2023, 2024 and 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. During the year ended December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was fully received and the vessel was repurchased by the lessee.
17. In December 2023, NML acquired one dry bulk vessel for $7,350, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. During the year ended December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was fully received and the vessel was repurchased by the lessee.
18. In December 2023, NML acquired one dry bulk vessel for $6,485, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $5,469, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.
19. In December 2023, NML acquired one dry bulk vessel for $14,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $10,824, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.
20. In February 2024, NML acquired one dry bulk vessel for $6,325, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $5,346, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.
21. In February 2024, NML acquired one dry bulk vessel for $14,600, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $11,672, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.
22. In April 2024, NML acquired one dry bulk vessel for $8,500 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2023, 2024 and 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $6,857, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.
23. In April 2024, NML acquired one dry bulk vessel for $24,000 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The quarterly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. During the year ended December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was fully received and the vessel was repurchased by the lessee.
24. In July 2024, NML acquired an offshore support vessel for $16,000 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear fixed interest. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $13,280, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.
25. In August 2024, NML acquired one dry bulk vessel for $6,413 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $5,509, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.
26. In October 2024, NML acquired an offshore support vessel for $15,000 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear fixed interest. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. During the year ended December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was fully received and the vessel was repurchased by the lessee.
27. In November 2024, NML acquired an offshore support vessel for $10,000 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear fixed interest. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $7,820, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.
28. In April 2025, NML acquired an offshore support vessel for $9,500 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $8,219, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2023, 2024 and 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
29. In April 2025, NML acquired a dry bulk vessel for $6,920 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $6,162, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.
30. In May 2025, NML acquired a dry bulk vessel for $6,825 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $6,120, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.
31. In May 2025, NML acquired an offshore support vessel for $9,500 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $8,359, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.
32. In June 2025, NML acquired an offshore support vessel for $15,300 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $14,614, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.
33. In June 2025, NML acquired an offshore support vessel for $15,300 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $14,614, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.
34. In June 2025, NML acquired an offshore support vessel for $13,700 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $12,972, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2023, 2024 and 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
35. In June 2025, NML acquired an offshore support vessel for $13,700 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $12,972, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.
36. In June 2025, NML acquired an offshore support vessel for $13,500 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $12,721, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.
37. In June 2025, NML acquired an offshore support vessel for $13,500 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $12,730, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.
38. In June 2025, NML acquired an offshore support vessel for $5,490 and leased the vessel back to the seller under bareboat charter for a period of 3.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $4,525, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.
39. In June 2025, NML acquired an offshore support vessel for $7,420 and leased the vessel back to the seller under bareboat charter for a period of 3.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $5,697, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.
40. In June 2025, NML acquired an offshore support vessel for $9,774 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $7,947, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2023, 2024 and 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
41. In July 2025, NML acquired an offshore support vessel for $10,000 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $9,042, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.
42. In July 2025, NML acquired an offshore support vessel for $17,257 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $15,894, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.
43. In August 2025, NML acquired a dry bulk vessel for $6,600 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $6,270, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.
44. In September 2025, NML acquired a dry bulk vessel for $8,750 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $8,416, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.
45. In September 2025, NML acquired a dry bulk vessel for $9,375 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $9,032, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.
46. In September 2025, NML acquired a dry bulk vessel for $10,000 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $9,647, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2023, 2024 and 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
47. In October 2025, NML acquired a dry bulk vessel for $9,375 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $9,101, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.
48. In November 2025, NML acquired a dry bulk vessel for $10,000 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $9,803, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.
49. In December 2025, NML acquired a container vessel for $8,335 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $8,212, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.
50. In December 2025, NML acquired a dry bulk vessel for $6,330 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of December 31, 2025, the outstanding loan receivable balance under the bareboat agreement was $6,239, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.
(c) Net investment in Sales-type leases: In April and May 2023, the container vessels Vela and Vulpecula, respectively, commenced variable rate time charters. The time charters were classified as Sales-type leases.
The balance of the Net investment in sales-type lease reflected in the accompanying balance sheet is analyzed as follows:

	December 31, 2024	December 31, 2025
Lease receivable	$18,976	$4,447
Unguaranteed residual value	506	2,286
Net investment in sales-type lease vessels	$19,482	$6,733

During the years ended December 31, 2023, 2024 and 2025, the interest income relating to the net investment in sales-type leases amounted to $41,299, $43,149 and $10,856, respectively, and is included in Voyage revenue in the accompanying consolidated statements of income. The following table presents a maturity analysis of the lease payments on sales-type leases to be received over the next three years and thereafter, as well as a reconciliation of the undiscounted cash flows to the net investment in the lease receivables recognized in the consolidated balance sheet at December 31, 2025.

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2023, 2024 and 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Year ending December 31,	Amount
2026	$6,038
2027	5,606
2028	1,741
Total undiscounted cash flows	$13,385
Present value of lease payments*	$4,447

*
The difference between the present value of the lease payments and the net investment in the lease balance in the balance sheet is due to the vessels unguaranteed residual value, which is included in the net investment in the lease balance but is not included in the future lease payments.

12. Accrued Charter Revenue, Current and Non-Current, Unearned Revenue, Current and Non-Current and Time Charter Assumed, Current and Non-Current:
(a) Accrued Charter Revenue, Current and Non-Current: The amounts presented as current and non-current accrued charter revenue in the accompanying consolidated balance sheets as of December 31, 2024 and 2025, reflect revenue earned, but not collected, resulting from charter agreements providing for varying annual charter rates over their terms, which were accounted for on a straight-line basis at their average rates.
As of December 31, 2024, the net accrued charter revenue, totaling ($16,371), comprises of $11,929 separately reflected in Current assets, $2,688 separately reflected in Non-current assets and ($30,988) (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying consolidated 2024 balance sheet. As of December 31, 2025, the net accrued charter revenue, totaling ($19,338), comprises of $5,576 separately reflected in Current assets, $3,672 separately reflected in Non-current assets and ($28,586) (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying consolidated 2025 balance sheet. The maturities of the net accrued charter revenue as of December 31 of each year presented below are as follows:

Year ending December 31,	Amount
2026	$(9,029)
2027	(6,354)
2028	(3,624)
2029	(331)
Total	$(19,338)

(b) Unearned Revenue, Current and Non-Current: The amounts presented as current and non-current unearned revenue in the accompanying consolidated balance sheets as of December 31, 2024 and 2025, reflect: (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, (b) any unearned revenue resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rate, (c) the unamortized balance of the Time charter assumed liability associated with the acquisition of Polar Brasil discussed in Note 11(a), with charter party assumed at value below its fair market value at the date of delivery of the vessel and (d) the unamortized deferred rent pursuant to the acquisition of Maersk Puelo discussed in Note 8. During the year ended December 31, 2025, the amortization of the liability amounted to $4,187, ($876 for the year ended December 31, 2024 and $510 for the year ended December 31, 2023) and is included in Voyage revenue in the accompanying consolidated statement of income.

	December 31, 2024	December 31, 2025
Hires collected in advance	$8,470	$10,276
Charter revenue resulting from varying charter rates	30,988	33,134
Unamortized balance of charters assumed	64	—

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2023, 2024 and 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

	December 31, 2024	December 31, 2025
Unamortized deferred rent	—	42,378
Total	$39,522	$85,788
Less current portion	(24,902)	(42,627)
Non-current portion	$14,620	$43,161

(c) Time Charter Assumed, Current and Non-Current: On November 12, 2018, the Company purchased the 60% equity interest it did not previously own in the companies owning the containerships Triton, Titan, Talos, Taurus and Theseus. Any favorable lease terms associated with these vessels were recorded as an intangible asset (“Time charter assumed”) at the time of the acquisition and will be amortized over a period of 7.4 years. On March 29, 2021, the Company purchased the 51% equity interest it did not previously own in the company owning the containership Cape Artemisio. Any favorable lease term associated with this vessel was recorded as an intangible asset (“Time charter assumed”) at the time of the acquisition and will be amortized over a period of 4.3 years. On December 11, 2023, the Company purchased the remaining 51% equity interest in the company owning the containership Arkadia. Any favorable lease term associated with this vessel was recorded as an intangible asset (“Time charter assumed”) at the time of the acquisition and will be amortized over a period of 0.2 years. As of December 31, 2024 and December 31, 2025, the aggregate balance of time charter assumed (current and non-current) was $269 and $74, respectively, and is separately reflected in the accompanying consolidated balance sheets. During the year ended December 31, 2025, the amortization expense of Time-charter assumed amounted to $195 ($405 for the year ended December 31, 2024 and $313 for the year ended December 31, 2023) and is included in Voyage revenue in the accompanying consolidated statements of income.
13. Commitments and Contingencies
a) Time charters: As of December 31, 2025, future minimum contractual time charter revenues assuming 365 revenue days per annum per vessel and the earliest redelivery dates possible, based on vessels’ committed, non-cancellable, time charter contracts, are as follows:

Year ending December 31,	Amount
2026	$773,403
2027	737,906
2028	665,929
2029	426,086
2030	273,252
2031 and thereafter	723,902
Total	$3,600,478

These arrangements, as at December 31, 2025, have remaining terms of up to 129 months.

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2023, 2024 and 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
(b) Capital Commitments: As of December 31, 2025, the Company had outstanding capital commitments of $541.4 million, in the aggregate, for (i) the six newbuild vessels under construction (Note 8), (ii) the acquisition of eight vessels through NML from a joint venture, as guarantor, and related entities, as sellers, under sale and leaseback transactions, subject to final documentation, under which the vessels will be chartered back to the sellers under bareboat charter agreements (the Company’s Chairman and Chief Executive Officer, Konstantinos Konstantakopoulos, and a member of his family hold an equity interest of approximately 17% each in the joint venture); and (iii) the acquisition of four vessels through NML under a sale and leaseback transaction, subject to final documentation, under which the vessels will be chartered back to the sellers under bareboat charter agreements. The annual payments of such capital commitments after December 31, 2025 are in the aggregate as follows:

Year ending December 31	Amount (in millions of U.S. dollars)
2026	$165.0
2027	330.3
2028	46.1
Total	$541.4

(c) Other: Various claims, suits, and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents or suppliers relating to the Company’s vessels. Currently, management is not aware of any such claims not covered by insurance or of any contingent liabilities, which should be disclosed, or for which a provision has not been established in the accompanying consolidated financial statements. The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. The Company is covered for liabilities associated with the vessels’ operations up to the customary limits provided by the Protection and Indemnity (“P&I”) Clubs, members of the International Group of P&I Clubs.
14. Redeemable Non-controlling Interest
In 2022, the Company participated with three other investors (the “Other Investors”) in the share capital increase of CBI whereby (i) the Company became the holder of 100,000,000 common shares of CBI (representing 92.5% of the issued share capital of CBI) in exchange of $100,000 and (ii) the three Other Investors acquired, in aggregate, 8,108,108 common shares of CBI (representing 7.5% of the issued share capital of CBI) in exchange of $3,750. During the year ended December 31, 2023, CBI increased its share capital by issuing another 100,000,000 common shares to the Company in exchange for $100,000 and 8,108,108 common shares to the Other Investors in exchange for $3,750. In November 2024, the Company purchased 10,810,810.67 common shares of CBI (5.0%) from two of the Other Investors, increasing its stake in CBI to 97.5% (210,810,810.67 common shares), with payments in monthly installments until October 2026.
On November 14, 2022, the Company and the Other Investors entered into a shareholders’ agreement to regulate the operation of CBI. Pursuant to the shareholders agreement, an Other Investor can sell its shares in CBI at any time after the earlier of (i) the date that the service contract (the “Service Contract”) of the beneficial owner of that Other Investor is terminated without cause by the relevant Local Agency and (ii) November 22, 2025. In the event that the relevant Other Investor seeks to sell its shares, according to the terms of the shareholders agreement, it can do so by: (a) first offering all (and not part) of its shares to the remaining Other Investors; (b) if none of the remaining Other Investors accept to purchase all the offered shares, secondly by offering its shares to the Company; (c) if the Company does not accept to purchase all the offered shares, thirdly by offering the shares to any third-party; and (d) if no third-party accepts to buy all the offered shares, fourthly by serving notice (the “Put Notice”) on the Company to purchase the offered shares at a cash price equaling 70% or, in the case the Service Contract was terminated without cause, 100% of their fair market value at the time of such Put Notice. In that case, the Company shall in effect redeem to the relevant Other Investor the whole or part of the value of its shares.

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2023, 2024 and 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
Based upon the Company’s evaluation of the redemption provisions concerning redeemable noncontrolling interests it was initially determined that the shareholders agreement contains provisions that require the Company to repurchase the non-controlling equity interest upon an occurrence of a specific triggering event that is not solely within control of the Company, and as such the Company classified the redeemable non-controlling interest outside of permanent equity. Following the Spin-Off and the acquisition by Costamare Bulkers of the shares of CBI (as described in Note 1) and the resulting deconsolidation of CBI from the Company, the carrying value of the redeemable non-controlling interest in CBI as of December 31, 2025 was nil.

Temporary equity – Redeemable non-controlling interest in subsidiary	Amount
Balance, December 31, 2023	$629
Net loss attributable to redeemable non-controlling interest	(6,839)
Transfer to Additional Paid-In Capital due to purchase of non-controlling interest	3,757
Balance, December 31, 2024	$(2,453)
Net loss attributable to redeemable non-controlling interest	(213)
Transferred to Additional Paid-in Capital	2,666
Balance, December 31, 2025	$—

15. Stockholders’ equity:
(a) Common Stock: During each of the years ended December 31, 2025 and 2024, the Company issued 598,400 shares at par value of $0.0001 to Costamare Services pursuant to the Services Agreement (Note 4). The fair value of such shares was calculated based on the closing trading price at the date of issuance. There were no share-based payment awards outstanding during the year ended December 31, 2025.
On July 6, 2016, the Company implemented the Plan, which offers holders of Company common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in the Company’s common stock. Participation in the Plan is optional, and shareholders who decide not to participate in the Plan will continue to receive cash dividends, as declared and paid in the usual manner. During the year ended December 31, 2024, the Company issued 981,410 shares at par value of $0.0001 to its common stockholders, at an average price of $11.4704 per share. During the year ended December 31, 2025, the Company issued 31,096 shares at par value of $0.0001 to its common stockholders, at an average price of $10.5340 per share.
On November 30, 2021, the Company approved a share repurchase program of up to a maximum $150,000 of its common shares and up to $150,000 of its preferred shares. The timing of repurchases and the exact number of shares to be purchased will be determined by the Company’s management, in its discretion. During the year ended December 31, 2025, no common shares were repurchased under the share repurchase program.
As of December 31, 2025, the aggregate issued share capital was 131,588,439 common shares at par value of $0.0001 of which 120,583,929 common shares were outstanding.
(b) Preferred shares: On June 14, 2024, the Company announced the redemption of all of its 4,574,100 shares of 8.875% Series E Cumulative Redeemable Perpetual Preferred Stock (the “Series E Preferred Stock”) with a liquidation preference of $25.00 per share along with the payment of a final dividend of 8.875% per share for the period from April 15, 2024 to July 14, 2024. The difference between the carrying value and the fair value of the redeemed shares of the Series E Preferred Stock plus any accrued interest amounting to $5,446, in aggregate, was recognized as a reduction of retained earnings as a deemed dividend to the holders of the Series E Preferred Stock and has been considered in the calculation of Earnings per Common Share for the year ended December 31, 2024. The Company proceeded with the full redemption of its Series E Preferred Stock on July 15, 2024.
On October 15, 2025, the Company entered into a Stock Subscription Agreement with its Chairman and Chief Executive Officer, Konstantinos Konstantakopoulos, pursuant to which Konstantinos Konstantakopoulos purchased 1,200 shares of Series F Preferred Stock (the “Series F Preferred Stock”), par value $0.0001 per share, for an aggregate purchase price of $1.2. The Series F Preferred Stock do not have any dividend or distribution rights. Each

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2023, 2024 and 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
Series F Preferred Stock entitles its holder to 50,000 votes on all matters submitted to a vote of the shareholders. All shares of Series F Preferred Stock are subject to redemption by the Company at any time for a redemption price equal to $1 per share.
(c) Dividends declared and / or paid: During the year ended December 31, 2023, the Company declared and paid to its common stockholders (i) $0.115 per common share and, after accounting for shareholders participating in the Plan, the Company paid $10,219 in cash and issued 384,177 shares pursuant to the Plan for the fourth quarter of 2022, (ii) $0.115 per common share and, after accounting for shareholders participating in the Plan, the Company paid $10,043 in cash and issued 498,030 shares pursuant to the Plan for the first quarter of 2023, (iii) $0.115 per common share and, after accounting for shareholders participating in the Plan, the Company paid $9,511 in cash and issued 380,399 shares pursuant to the Plan for the second quarter of 2023 and (iv) $0.115 per common share and, after accounting for shareholders participating in the Plan, the Company paid $9,313 in cash and issued 479,714 shares pursuant to the Plan for the third quarter of 2023.
During the year ended December 31, 2024, the Company declared and paid to its common stockholders (i) $0.115 per common share and, after accounting for shareholders participating in the Plan, the Company paid $9,320 in cash and issued 420,178 shares pursuant to the Plan for the fourth quarter of 2023, (ii) $0.115 per common share and, after accounting for shareholders participating in the Plan, the Company paid $9,324 in cash and issued 369,223 shares pursuant to the Plan for the first quarter of 2024, (iii) $0.115 per common share and, after accounting for shareholders participating in the Plan, the Company paid $11,212 in cash and issued 185,758 shares pursuant to the Plan for the second quarter of 2024 and (iv) $0.115 per common share and, after accounting for shareholders participating in the Plan, the Company paid $13,694 in cash and issued 6,251 shares pursuant to the Plan for the third quarter of 2024.
During the year ended December 31, 2025, the Company declared and paid to its common stockholders (i) $0.115 per common share and, after accounting for shareholders participating in the Plan, the Company paid $13,715 in cash and issued 7,056 shares pursuant to the Plan for the fourth quarter of 2024, (ii) $0.115 per common share and, after accounting for shareholders participating in the Plan, the Company paid $13,734 in cash and issued 8,635 shares pursuant to the Plan for the first quarter of 2025, (iii) $0.115 per common share and, after accounting for shareholders participating in the Plan, the Company paid $13,747 in cash and issued 8,470 shares pursuant to the Plan for the second quarter of 2025 and (iv) $0.115 per common share and, after accounting for shareholders participating in the Plan, the Company paid $13,764 in cash and issued 6,935 shares pursuant to the Plan for the third quarter of 2025.
During the year ended December 31, 2023, the Company declared and paid to its holders of Series B Preferred Stock (i) $939, or $0.476563 per share for the period from October 15, 2022 to January 14, 2023, (ii) $939, or $0.476563 per share for the period from January 15, 2023 to April 14, 2023, (iii) $939, or $0.476563 per share, for the period from April 15, 2023 to July 14, 2023 and (iv) $939, or $0.476563 per share, for the period from July 15, 2023 to October 14, 2023.
During the year ended December 31, 2024, the Company declared and paid its holders of Series B Preferred Stock (i) $939, or $0.476563 per share for the period from October 15, 2023 to January 14, 2024, (ii) $939, or $0.476563 per share for the period from January 15, 2024 to April 14, 2024, (iii) $939, or $0.476563 per share for the period from April 15, 2024 to July 14, 2024 and (iv) $939, or $0.476563 per share for the period from July 15, 2024 to October 14, 2024.
During the year ended December 31, 2025, the Company declared and paid to its holders of Series B Preferred Stock (i) $939, or $0.476563 per share for the period from October 15, 2024 to January 14, 2025, (ii) $939, or $0.476563 per share for the period from January 15, 2025 to April 14, 2025, (iii) $939, or $0.476563 per share for the period from April 15, 2025 to July 14, 2025 and (iv) $939, or $0.476563 per share for the period from July 15, 2025 to October 14, 2025.

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2023, 2024 and 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
During the year ended December 31, 2023, the Company declared and paid to its holders of Series C Preferred Stock (i) $2,111, or $0.531250 per share for the period from October 15, 2022 to January 14, 2023, (ii) $2,111, or $0.531250 per share for the period from January 15, 2023 to April 14, 2023, (iii) $2,111, or $0.531250 per share, for the period from April 15, 2023 to July 14, 2023 and (iv) $2,111, or $0.531250 per share, for the period from July 15, 2023 to October 14, 2023.
During the year ended December 31, 2024, the Company declared and paid its holders of Series C Preferred Stock (i) $2,111, or $0.531250 per share for the period from October 15, 2023 to January 14, 2024, (ii) $2,111, or $0.531250 per share for the period from January 15, 2024 to April 14, 2024, (iii) $2,111, or $0.531250 per share for the period from April 15, 2024 to July 14, 2024 and (iv) $2,111, or $0.531250 per share for the period from July 15, 2024 to October 14, 2024.
During the year ended December 31, 2025, the Company declared and paid to its holders of Series C Preferred Stock (i) $2,111, or $0.531250 per share for the period from October 15, 2024 to January 14, 2025, (ii) $2,111, or $0.531250 per share for the period from January 15, 2025 to April 14, 2025, (iii) $2,111, or $0.531250 per share for the period from April 15, 2025 to July 14, 2025 and (iv) $2,111, or $0.531250 per share for the period from July 15, 2025 to October 14, 2025.
During the year ended December 31, 2023, the Company declared and paid to its holders of Series D Preferred Stock (i) $2,180, or $0.546875 per share for the period from October 15, 2022 to January 14, 2023, (ii) $2,180, or $0.546875 per share for the period from January 15, 2023 to April 14, 2023, (iii) $2,180, or $0.546875 per share, for the period from April 15, 2023 to July 14, 2023 and (iv) $2,180, or $0.546875 per share, for the period from July 15, 2023 to October 14, 2023.
During the year ended December 31, 2024, the Company declared and paid its holders of Series D Preferred Stock (i) $2,180, or $0.546875 per share for the period from October 15, 2023 to January 14, 2024, (ii) $2,180, or $0.546875 per share for the period from January 15, 2024 to April 14, 2024, (iii) $2,180, or $0.546875 per share for the period from April 15, 2024 to July 14, 2024 and (iv) $2,180, or $0.546875 per share for the period from July 15, 2024 to October 14, 2024.
During the year ended December 31, 2025, the Company declared and paid to its holders of Series D Preferred Stock (i) $2,180, or $0.546875 per share for the period from October 15, 2024 to January 14, 2025, (ii) $2,180, or $0.546875 per share for the period from January 15, 2025 to April 14, 2025, (iii) $2,180, or $0.546875 per share for the period from April 15, 2025 to July 14, 2025 and (iv) $2,180, or $0.546875 per share for the period from July 15, 2025 to October 14, 2025.
During the year ended December 31, 2023, the Company declared and paid to its holders of Series E Preferred Stock (i) $2,537, or $0.554688 per share for the period from October 15, 2022 to January 14, 2023, (ii) $2,537, or $0.554688 per share for the period from January 15, 2023 to April 14, 2023, (iii) $2,537, or $0.554688 per share, for the period from April 15, 2023 to July 14, 2023 and (iv) $2,537, or $0.554688 per share, for the period from July 15, 2023 to October 14, 2023.
During the year ended December 31, 2024, the Company declared and paid its holders of Series E Preferred Stock (i) $2,537, or $0.554688 per share for the period from October 15, 2023 to January 14, 2024 and (ii) $2,537, or $0.554688 per share for the period from January 15, 2024 to April 14, 2024 and (iii) $2,537 (out of which an amount of $846 has been recorded in Interest and finance costs in the accompanying 2024 Statement of income), or $0.554688 per share for the period from April 15, 2024 to June 14, 2024.
During the year ended December 31, 2025, in connection with the Spin-Off, the Company distributed to its common stockholders as of the record date, April 29, 2025, a dividend in kind at the rate of one common share of Costamare Bulkers for every five shares of common stock of the Company held by each shareholder (24,022,218 common shares of Costamare Bulkers in the aggregate) (Note 1).

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2023, 2024 and 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
16. Earnings per share
All common shares issued are Costamare common stock and have equal rights to vote and participate in dividends. Profit or loss attributable to common equity holders is adjusted by the contractual amount of dividends on Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock that should be paid for the period. Dividends paid or accrued on Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock during each of the years ended December 31, 2023, 2024 and 2025, amounted to $31,068, $23,796 and $20,920, respectively.

	For the year ended December 31,
	2023	2024	2025
	EPS	EPS	EPS
Net income from continuing operations	$518,900	$407,343	$396,547
Net loss from discontinued operations	(137,881)	(91,009)	(27,547)
Net income	$381,019	$316,334	$369,000
Less: Net income attributable to non-controlling interest in subsidiaries, continuing operations	(1,878)	(3,254)	(4,638)
Add: Net loss attributable to non-controlling interest in subsidiaries, discontinued operations	6,608	6,839	213
Net income attributable to Costamare Inc.	385,749	319,919	364,575
Less: paid and accrued earnings allocated to Preferred Stock	(31,068)	(23,796)	(20,920)
Less: deemed dividend in redemption of Series E Preferred Stock	—	(5,446)	—
Net income available to common stockholders	$354,681	$290,677	$343,655
Weighted average number of common shares, basic and diluted	120,299,172	119,299,405	120,198,853
Earnings per common share, basic and diluted, continuing operations	$4.09	$3.15	$3.09
Losses per common share, basic and diluted, discontinued operations	(1.15)	(0.71)	(0.23)
Earnings per common share, basic and diluted	$2.95	$2.44	$2.86

17. Interest and Finance Costs:
The Interest and finance costs in the accompanying consolidated statements of income are as follows:

	For the year ended December 31,
	2023	2024	2025
Interest expense	$126,790	$117,072	$90,158
Interest capitalized	—	—	(466)
Derivatives’ effect	(17,998)	(19,023)	(9,472)
Amortization and write-off of financing costs	7,133	6,436	6,277
Amortization of excluded component related to cash flow hedges	2,824	4,110	4,092
Bank charges and other financing costs	874	1,025	770
Total	$119,623	$109,620	$91,359

18. Taxes:
Under the laws of the countries of incorporation of the vessel-owning companies and/or of the countries of registration of the vessels, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in Vessel operating expenses in the accompanying consolidated statements of income.

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2023, 2024 and 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
The subsidiaries of the Company with vessels that have called on the United States during the relevant year of operation are obliged to file tax returns with the Internal Revenue Service. The applicable tax is 50% of 4% of U.S.-related gross transportation income unless an exemption applies. Management believes that, based on current legislation, the relevant companies are entitled to an exemption under Section 883 of the Internal Revenue Code of 1986, as amended. Subsidiaries of the Company may also be subject to tax in certain jurisdictions with respect to the relevant shipping income from vessels that trade to such jurisdictions unless an exception applies under the relevant Double Taxation Agreement.
19. Derivatives:
(a) Interest rate swaps and interest rate caps that meet the criteria for hedge accounting: The Company manages its exposure to floating interest rates and foreign currencies by entering into interest rate swaps and interest rate caps agreements with varying start and maturity dates.
The interest rate swaps are designed to hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month SOFR. According to the Company’s Risk Management Accounting Policy, after putting in place the formal documentation at the inception of the hedging relationship, as required by ASC 815, these interest rate derivatives instruments qualified for hedge accounting. The change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in “Accumulated Other Comprehensive Income” and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings and is presented in Interest and finance costs. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in Gain / (Loss) on derivative instruments, net.
During the year ended December 31, 2024, three NML subsidiaries entered into three interest rate swap agreements with an aggregate notional amount of $33,683, which met hedge accounting criteria according to ASC 815 related to the loans discussed in Notes 10.A.20 and 10.A.21. During the same period and pursuant to the partial prepayment of the loan discussed in Note 10.A.21, one NML subsidiary terminated one of the three interest rate swap agreements and recorded a gain of $70, which is included in Gain / (loss) on derivative instruments, net, in the accompanying 2024 consolidated statement of income.
During the year ended December 31, 2025, pursuant to the prepayment of the loan discussed in Note 10.A.21, one NML subsidiary terminated one interest rate swap agreement and recorded a loss of $65, which is included in Gain / (loss) on derivative instruments, net, in the accompanying 2025 consolidated statement of income.
At December 31, 2024 and 2025, the Company had interest rate swap agreements and interest rate cap agreements with an outstanding notional amount of $805,028 and $631,755, respectively. The fair value of these derivatives outstanding as at December 31, 2024 and 2025 amounted to an asset of $31,645 and a net asset of $14,071, respectively, and these are included in the accompanying consolidated balance sheets. The maturity of these derivatives range between June 2026 and March 2031.
The estimated net amount that is expected to be reclassified within the next 12 months from Accumulated Other Comprehensive Income / (Loss) to earnings in respect of the settlements on interest rate swap and interest rate cap amounts to $4,822.
(b) Cross currency swaps that do not meet the criteria for hedge accounting: During the year ended December 31, 2021, the Company entered into two cross-currency swap agreements, which converted the Company’s variability of the interest and principal payments in Euro into USD functional currency cash flows with respect to the Unsecured Bond (Note 10(c)), in order to hedge its exposure to fluctuations deriving from Euro. Following the early prepayment of the Bond Loan on November 25, 2024, the Company redesignated the two cross-currency swaps as non-hedging instruments and recorded an unrealized loss of $1,047, which is included in Gain / (Loss) on derivative instruments, net in the accompanying 2024 consolidated statement of income. On November 21, 2025, the two cross-currency swaps matured and the Company recorded a gain of $9,957, which is included in Gain / (Loss) on derivative instruments, net in the accompanying 2025 consolidated statement of income. The fair value of these derivatives outstanding as at December 31, 2024 amounted to a liability of $18,387 and is included in the accompanying consolidated balance sheets.

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2023, 2024 and 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
(c) Foreign currency agreements, FX option zero cost collar and Foreign currency options: As of December 31, 2025, the Company holds 12 Euro/U.S. dollar forward agreements totaling $14,099 at an average forward rate of Euro/U.S. dollar 1.1749, expiring in monthly intervals up to December 2026. Furthermore, the Company entered into 12 Euro/U.S. dollar foreign currency options totaling $21,150 at an average call rate of Euro/U.S. dollar 1.1750, expiring in monthly intervals up to December 2026.
As of December 31, 2024, the Company held 12 Euro/U.S. dollar forward agreements totaling $39,600 at an average forward rate of Euro/U.S. dollar 1.0837, expiring in monthly intervals up to December 2025.
The total change of forward contracts fair value for the year ended December 31, 2025, was a gain of $1,478 (a loss of $4,898 for the year ended December 31, 2024 and a gain of $1,177 for the year ended December 31, 2023) and is included in Gain / (loss) on derivative instruments, net in the accompanying consolidated statements of income. The fair value of the forward contracts as at December 31, 2024 and 2025, amounted to a liability of $1,369 and an asset of $110, respectively. The fair value of the foreign currency options as at December 31, 2025, was an asset of $393.
During the year ended December 31, 2025, the Company entered into an FX option zero cost collar agreement to manage its exposure to fluctuations of foreign currencies risks. On November 21, 2025, the agreement matured.
The Effect of Derivative Instruments for the years ended December 31, 2023, 2024 and 2025
Derivatives in ASC 815 Cash Flow Hedging Relationships

	Amount of Gain / (Loss) Recognized in OCI on Derivative
	2023	2024	2025
Interest rate swaps and cross-currency swaps	$3,385	$24,401	$697
Interest rate caps (included component)	6,629	(4,564)	(8,062)
Interest rate caps (excluded component)(1)	(16,589)	(6,708)	(428)
Reclassification to Interest and finance costs	(22,876)	(23,254)	(9,472)
Reclassification of amount excluded from the interest rate caps assessment of hedge effectiveness based on an amortization approach to Interest and finance costs	4,354	6,084	4,092
Amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to Depreciation	63	63	63
Total	$(25,034)	$(3,978)	$(13,110)

(1)	Excluded component represents interest rate caps instruments time value.
Derivatives Not Designated as Hedging Instruments under ASC 815

	Location of Gain / (Loss) Recognized in Gain / (Loss) on derivative instruments, net	Amount of Gain / (Loss) Recognized in Gain / (Loss) on derivative instruments, net
		2023	2024	2025
Cross-currency swaps	Gain / (loss) on derivative instruments, net	$—	$(1,047)	$9,957
Foreign currency options	Gain / (loss) on derivative instruments, net	—	—	393
Forward currency contracts	Gain / (loss) on derivative instruments, net	1,177	(4,898)	1,148
Interest rate swaps and interest rate caps	Gain / (loss) on derivative instruments, net	9,696	84	(65)
Total		$10,873	$(5,861)	$11,433

20. Financial Instruments:
(a) Interest rate risk: The Company’s interest rates and loan repayment terms are described in Note 10.

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2023, 2024 and 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
(b) Concentration of credit risk: Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable, net (included in current and non-current assets), short-term investments, net investment in sales type leases, investment in leaseback vessels (Note 11 (b)) and derivative contracts (interest rate swaps, interest rate caps, foreign currency contracts and foreign currency options). The Company places its cash and cash equivalents, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by the counterparties to its derivative instruments; however, the Company seeks to limit its exposure by diversifying among counterparties with high credit ratings. The Company also seeks to limit its credit risk from accounts receivable and receivables from sales type leases by performing ongoing credit evaluations of its customers’ financial condition. The Company receives charter hires in advance and thus, generally, does not require collateral for its accounts receivable. For investments in leaseback vessels the Company is exposed to a limited degree of credit risk since through this type of arrangements the receivable amounts are secured by the legal ownership on each of the vessels acquired. Credit risk in leaseback vessels is managed through setting receivable amounts appropriate for each vessel based on information obtained from the vessel’s third-party independent valuations and the counterparties’ lending history. In addition, the Company follows standardized established policies which include monitoring of the counterparties’ financial performance, debt covenants (including vessels values), and shipping industry trends.
(c) Fair value: The carrying amounts reflected in the accompanying consolidated balance sheet of short-term investments and accounts payable, approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates and investment in leaseback vessels with variable interest rates approximates the recorded values, generally due to their variable interest rates. The fair value of other financing arrangements with fixed interest rates discussed in Note 10.B and the term loan with fixed interest rates discussed in Note 10.A.2, the fair value of investment in leaseback vessels with fixed interest rate discussed in Notes 11(b)(ii)(12), 11(b)(ii)(24) and 11(b)(ii)(27), the fair value of the interest rate swap agreements, , the interest rate cap agreements, the foreign currency agreements and the foreign currency options, discussed in Note 19 are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from publicly available market data and in case there is no such data available, interest rates, yield curves and other items that allow value to be determined.
The fair value of other financing arrangements with fixed interest rates discussed in Note 10.B determined through Level 2 of the fair value hierarchy as of December 31, 2025, amounted to $174,769 in the aggregate ($528,232 in the aggregate at December 31, 2024). The fair value of the term loan with fixed interest rates discussed in Note 10.A.2, determined through Level 2 of the fair value hierarchy as of December 31, 2025, amounted to $91,174 ($99,260 at December 31, 2024). The fair value of investment in leaseback vessels with fixed rate discussed in Notes 11(b)(ii)(12), 11(b)(ii)(24) and 11(b)(ii)(27) determined through Level 2 of the fair value hierarchy as of December 31, 2025, amounted to $31,884 ($74,510 at December 31, 2024). The fair value of the Company’s other financing arrangements (Note 10.B) and the term loan with fixed interest rates discussed in Note 10.A.2 and investment in leaseback vessels discussed in Notes 11(b)(ii)(12), 11(b)(ii)(24) and 11(b)(ii)(27), are estimated based on the future swap curves currently available and remaining maturities as well as taking into account the Company’s creditworthiness.
The fair value of the interest rate swap agreements, cross-currency rate swap agreements and interest rate cap agreements discussed in Note 19(a) equates to the amount that would be paid or received by the Company to cancel the agreements. As at December 31, 2024 and 2025, the fair value of these derivative instruments in aggregate amounted to a net asset of $13,258 and a net asset of $14,071, respectively.
The fair value of the forward currency contracts and the foreign currency options discussed in Note 19(c) determined through Level 2 of the fair value hierarchy as at December 31, 2024 and 2025, amounted to a liability of $1,369 and an asset of $503, respectively.

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2023, 2024 and 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
The following tables summarize the hierarchy for determining and disclosing the fair value of assets and liabilities by valuation technique on a recurring basis as of the valuation date:

	December 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward currency contracts-liability position	$(1,369)	$—	$(1,369)	$—
Interest rate swaps-asset position	20,530	—	20,530	—
Interest rate caps-asset position	11,115	—	11,115	—
Cross-currency rate swaps-liability position	(18,387)	—	(18,387)	—
Total	$11,889	$—	$11,889	$—

	December 31, 2025	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward currency contracts-asset position	$110	$—	$110	$—
Foreign currency options-asset position	393	—	393	—
Interest rate swaps-asset position	11,516	—	11,516	—
Interest rate swaps-liability position	(69)	—	(69)	—
Interest rate caps-asset position	2,624	—	2,624	—
Total	$14,574	$—	$14,574	$—

Assets measured at fair value on a non-recurring basis:
On September 3, 2025, the Company recorded the acquisition of a vessel at a fair value of $57,500, determined using Level 2 inputs within the fair value hierarchy (Note 8).
21. Comprehensive Income:
During the year ended December 31, 2023, Other comprehensive loss amounted to $25,034 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (loss of $7,000), plus the settlements to net income of derivatives that qualify for hedge accounting (loss of $22,876), (ii) the effective portion of changes in fair value of cash flow hedges (gain of $425), (iii) reclassification of amount excluded from the interest rate caps assessment of hedge effectiveness based on an amortization approach to Interest and finance costs (gain of $4,354) and (iv) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($63).
During the year ended December 31, 2024, Other comprehensive loss amounted to $3,978 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (gain of $13,222), plus the settlements to net income of derivatives that qualify for hedge accounting (loss of $23,190), (ii) the effective portion of changes in fair value of cash flow hedges (loss of $157), (iii) reclassification of amount excluded from the interest rate caps assessment of hedge effectiveness based on an amortization approach to Interest and finance costs (gain of $6,084) and (iv) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($63). An amount of $64 included in Other Comprehensive income is attributable to the non-controlling interest.
During the year ended December 31, 2025, Other comprehensive loss amounted to $13,110 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (loss of $7,793), plus the settlements to net income

COSTAMARE INC.
Notes to Consolidated Financial Statements
December 31, 2023, 2024 and 2025
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)
of derivatives that qualify for hedge accounting (loss of $9,472), (ii) reclassification of amount excluded from the interest rate caps assessment of hedge effectiveness based on an amortization approach to Interest and finance costs (gain of $4,092) and (iii) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($63). An amount of ($85) included in Other Comprehensive loss is attributable to the non-controlling interest.
22. Subsequent Events:
(a)
Declaration and payment of dividends (common stock): On January 2, 2026, the Company declared a dividend of $0.115 per share on the common stock, which was paid on February 5, 2026, to holders of record of common stock as of January 20, 2026.

(b)
Declaration and payment of dividends (preferred stock Series B, Series C and Series D): On January 2, 2026, the Company declared a dividend of $0.476563 per share on the Series B Preferred Stock, $0.531250 per share on the Series C Preferred Stock and $0.546875 per share on the Series D Preferred Stock, which were all paid on January 15, 2026 to holders of record as of January 14, 2026.

(c)	Investment in NML: On January 26, 2026, the Company entered into the Amended and Restated Neptune Shareholders’ Agreement, whereby it agreed to increase its investment commitment to $247,809.
(d)
Investment in leaseback vessels: (i) In January 2026, NML acquired a container vessel for $8,335 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years (Note 13.b(iii)). The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. (ii) In February 2026, NML signed a commitment letter, subject to final documentation, with a shipowner (as seller) to acquire one car carrier vessel, under which the vessel will be chartered back to the seller under bareboat charter agreement, for an amount of up to $55,000. (iii) In February 2026, four NML subsidiaries entered into a loan agreement to partly finance the sale and leaseback arrangements discussed in Notes 11.(b)(ii)44, 11.(b)(ii)45, 11.(b)(ii)46 and 11.(b)(ii)47 and drew down the amount $28,958, in the aggregate. (iv) In February 2026, four NML subsidiaries entered into a loan agreement to partly finance the sale and leaseback arrangements discussed in Notes 11.(b)(ii)24, 11.(b)(ii)28, 11.(b)(ii)31 and 11.(b)(ii)38 and drew down the amount $28,870, in the aggregate.

In February 2026, the vessels discussed in Note 11(b)(ii)3, 11(b)(ii)21, 11(b)(ii)32 and 11(b)(ii)34, were sold back to their lessees under the bareboat charter agreements in place and the outstanding lease amounts of $7,080, $11,480, $14,649 and $12,955, respectively, were fully collected. Additionally, the aggregate outstanding balance of $23,972, relating to two of the tranches of the loan discussed in Note 10.A.30, was fully repaid. Furthermore, in February 2026, the outstanding balance of $5,275, relating to one of the tranches of the loan discussed in Note 10.A.15, was fully repaid. In February 2026, the outstanding balance of $10,566, of the loan discussed in Note 10.A.27, was fully repaid.
(e)
New loan agreements: (i) On February 6, 2026, Glasserton Shipping Co., Lockton Shipping Co., Walston Shipping Co., Stewarton Shipping Co., Lenton Shipping Co. and Alton Shipping Co. as joint and several borrowers entered into a loan agreement with a bank for an amount of up to $209,310 for the pre- and post- delivery financing of the six 3,100 TEU capacity vessels under construction discussed in Note 8. (ii) On February 13, 2026, the Company entered into a loan agreement with a bank for an amount of up to $20,750 to partly finance the aggregate market value of two of its container vessels.

(f)
Newbuilding contracts: In February 2026, the Company, through its four wholly owned subsidiaries Colton Shipping Co., Dalston Shipping Co., Farleton Shipping Co., and Lupton Shipping Co., contracted with a shipyard for the construction and purchase of four newbuild container vessels, each of approximately 3,100 TEU capacity. Deliveries of the four newbuild vessels are expected between the fourth quarter of 2027 and the fourth quarter of 2028 and the Company entered into medium-term time charter agreements for the employment of each of the above newbuild vessels immediately upon delivery from the shipyard.

COSTAMARE INC.

ONE OF THE WORLD'S LEADING OWNERS AND PROVIDERS OF CONTAINERSHIPS AND DRY BULK VESSELS

COSTAMARE INC.
7 rue du Gabian, MC 98000, Monaco
Tel: + 377 93 25 09 40 e-mail: generalcouncel@costamare.com
www.costamare.com